Exhibit 99.1

Confidential Treatment Requested by Retail Value Inc. RVI-9.

Pursuant to 17 C.F.R. Section 200.83.

, 2018

Dear DDR Corp. Shareholder:

We are pleased to inform you that the Board of Directors of DDR Corp., or DDR, has declared the distribution of all the common shares of Retail Value Inc., or RVI, a wholly-owned subsidiary of DDR, to DDR’s shareholders. RVI holds 50 assets, comprised of 38 continental U.S. assets and the entirety of DDR’s Puerto Rico portfolio.

DDR’s Board of Directors has determined upon careful review and consideration that RVI’s separation from DDR is in the best interests of DDR and its shareholders.

The distribution of RVI common shares will occur on                , 2018 by way of a pro rata special distribution to DDR shareholders of record on the record date of the distribution. The distribution is expected to be taxable. Each DDR shareholder will be entitled to receive one share of RVI for every ten DDR common shares held by such shareholder at the close of business on                , 2018, the record date of the distribution. The RVI common shares will be issued in book-entry form only, which means that no physical share certificates will be issued.

Shareholder approval of the distribution is not required and you are not required to take any action to receive your RVI common shares.

Following the distribution, you will own shares in both DDR and RVI. The number of DDR shares you own will not change as a result of this distribution. DDR’s common shares will continue to trade on the New York Stock Exchange under the symbol “DDR.” We intend to apply to list RVI’s common shares on the New York Stock Exchange under the symbol “RVI.”

The Information Statement, which is being mailed to all holders of DDR common shares on the record date for the distribution, describes the distribution in detail and contains important information about RVI, its business, financial condition and operations. We urge you to read the Information Statement carefully.

We want to thank you for your continued support of DDR, and we look forward to your future support of RVI.

Sincerely,

David R. Lukes
President and Chief Executive Officer DDR Corp.

Confidential Treatment Requested by Retail Value Inc. RVI-10.

Pursuant to 17 C.F.R. Section 200.83.

, 2018

Dear Future RVI Shareholder:

It is our pleasure to welcome you as a shareholder of our company, Retail Value Inc., or RVI. Following the separation of our company from DDR Corp., or DDR, we will be a newly listed public real estate investment trust formed to hold 50 assets, comprised of 38 continental U.S. assets and 12 assets in Puerto Rico.

We will be externally managed and advised by one or more wholly-owned subsidiaries of DDR, which we refer to collectively as the Manager.

We expect to focus on realizing value in our business through operations and sales of our assets, which had a combined gross book value of approximately $2.8 billion as of December 31, 2017.

We intend to apply to list RVI’s common shares on the New York Stock Exchange under the symbol “RVI.”

We invite you to learn more about RVI by reviewing the enclosed Information Statement. We urge you to read the Information Statement carefully. We look forward to your support as a shareholder of RVI.

Sincerely,

David R. Lukes
President and Chief Executive Officer Retail Value Inc.

Confidential Treatment Requested by Retail Value Inc. RVI-11.

Pursuant to 17 C.F.R. Section 200.83.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

Subject to Completion, dated March 29, 2018

INFORMATION STATEMENT

RETAIL VALUE INC.

COMMON SHARES

This Information Statement is being furnished in connection with the distribution by DDR Corp., or DDR, an Ohio corporation and self-administered and self-managed real estate investment trust, or REIT, whose common shares are listed on the New York Stock Exchange, or NYSE, to its shareholders of all of the outstanding common shares of Retail Value Inc., a wholly-owned subsidiary of DDR (together with its consolidated subsidiaries, the Company or RVI). The Company is an Ohio corporation that holds 50 assets, comprised of 38 continental U.S. assets and 12 assets in Puerto Rico.

The Company will be externally managed and advised by one or more wholly-owned subsidiaries of DDR, which the Company refers to collectively as the Manager.

For every ten common shares of DDR held of record by you as of the close of business on                , 2018, or the distribution record date, you will receive one of the Company’s common shares, or the distribution. However, as discussed under “The Company’s Separation from DDR—Market for Common Shares—Trading Between the Distribution Record Date and Distribution Date,” if you sell your common shares of DDR in the “regular-way” market after the distribution record date and before the Company’s separation from DDR, or the separation, you also will be selling your right to receive the Company’s common shares in connection with the separation. The Company expects its common shares will be distributed by DDR to you on or about                , 2018, or the distribution date.

No vote of DDR’s shareholders is required in connection with the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send either DDR or the Company a proxy, in connection with the separation. You will not be required to pay any consideration or to exchange or surrender your existing common shares of DDR or take any other action to receive your RVI common shares on the distribution date.

There is no current trading market for the Company’s common shares, although the Company expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the distribution record date, and the Company expects “regular-way” trading of the Company’s common shares to begin on the first trading day following the completion of the separation. The Company intends to apply to list its common shares on the NYSE under the symbol “RVI.”

The Company intends to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2018. To assist the Company in maintaining its qualification as a REIT for U.S. federal income tax purposes, the Articles of Incorporation contain certain restrictions on ownership of the Company’s common shares. See “Description of Common Shares—Restrictions on Ownership and Transfer.”

The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may elect to comply with certain reduced public company reporting requirements.

Owning the Company’s common shares involves risks. See “Risk Factors” beginning on page 32 of this Information Statement for a description of various risks you should consider in owning the Company’s common shares.

Neither the Securities and Exchange Commission, or the SEC, nor any state or other securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement was first provided to DDR shareholders on or about                 , 2018.

The date of this Information Statement is                , 2018.

Confidential Treatment Requested by Retail Value Inc. RVI-12.

Pursuant to 17 C.F.R. Section 200.83.

-i-

Confidential Treatment Requested by Retail Value Inc. RVI-13.

Pursuant to 17 C.F.R. Section 200.83.

SUMMARY

This summary highlights some of the information in this Information Statement. You should read carefully the more detailed information set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Company’s Separation from DDR,” and the other information included in this Information Statement. Unless otherwise indicated, the information contained in this Information Statement, including the Company’s combined financial statements, assumes the completion of all the transactions referred to in this Information Statement in connection with the separation, which will be completed on the distribution date.

The Company

RVI is an Ohio corporation formed primarily to hold 50 assets, comprised of 38 continental U.S. assets and 12 assets in Puerto Rico. These properties consist of retail shopping centers comprised of 16 million square feet of gross leasable area, or GLA, and are located in 17 states and Puerto Rico. RVI’s centers have a diverse tenant base that includes national retailers such as Walmart/Sam’s Club, Bed Bath & Beyond, the TJX Companies (T.J. Maxx, Marshalls and HomeGoods), Best Buy, PetSmart, Ross Stores, Kohl’s and Michaels.

The Company expects to focus on realizing value in its business through operations and sales of its assets, which had a combined gross book value of approximately $2.8 billion as of December 31, 2017.

The Company will be externally managed and advised by one or more wholly-owned subsidiaries of DDR, the Company’s parent prior to the distribution, which the Company refers to collectively as the Manager. On February 14, 2018, the Company and the Manager entered into three amended and restated management and leasing agreements for the provision of property management services for (a) properties held in the continental United States directly by the Company, (b) properties held in the continental United States by a taxable REIT subsidiary of the Company, or a TRS, and (c) properties held in Puerto Rico (together, the Property Management Agreements). In addition, prior to the date of the separation, the Company and the Manager will enter into a corporate management agreement, or the External Management Agreement, pursuant to which the Manager will provide corporate management services to the Company. The External Management Agreement and the Property Management Agreements are referred to collectively herein as the Management Agreements.

The Company plans to elect to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ending December 31, 2018, and intends to maintain its status as a REIT for U.S. federal income tax purposes in future periods.

The Company intends to hold a number of properties indirectly through a taxable REIT subsidiary, or TRS. Income from operations and gains from the sale of property by a TRS will be subject to tax at the TRS level at corporate tax rates. The current U.S. federal income tax rate applicable to corporations is 21%.

Reasons for the Separation

Upon careful review and consideration, DDR’s Board of Directors determined that the Company’s separation from DDR is in the best interests of DDR and its shareholders. This determination was based on a number of factors, including those set forth below.

•	Turns DDR into a growth-oriented company. By owning, operating and redeveloping only continental U.S. assets with higher risk-adjusted growth profiles, DDR will provide a more compelling and competitive investment opportunity to public real estate investors.

Confidential Treatment Requested by Retail Value Inc. RVI-14.

Pursuant to 17 C.F.R. Section 200.83.

•	Creates a lower-growth company with a compelling value-realization opportunity. RVI’s continental U.S. assets have a stable but lower growth profile and its high-quality Puerto Rican assets present uncertain future cash flows because of macroeconomic factors. The Company believes the separation addresses the currently highly discounted valuation being afforded to these assets in DDR by seeking to create a value realization opportunity in RVI through maximizing cash flows from operations and asset sales, the proceeds of which are expected to be used for repayment of RVI indebtedness and distributions to RVI shareholders.

The anticipated benefits of the separation are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event that the separation does not result in such benefits, the costs associated with the separation, including an expected increase in DDR’s and RVI’s aggregate general and administrative expenses, could have a material adverse effect on the Company and DDR individually and in the aggregate. For more information about the risks associated with the separation, see “Risk Factors.”

Competitive Strengths and Business

The Company expects to benefit from the experience and significant expertise of DDR’s executive team, which has successfully completed a high volume of property disposition transactions and has extensive property management, leasing and finance experience. Furthermore, the members of DDR’s management team have developed strong relationships with institutional investors, brokers and tenants that will provide value-added benefits.

The Company’s Properties

The Company currently holds 50 shopping center properties, including 12 properties located in Puerto Rico and 38 properties located throughout the continental United States that DDR believes represent many of DDR’s lower growth assets.

Confidential Treatment Requested by Retail Value Inc. RVI-15.

Pursuant to 17 C.F.R. Section 200.83.

The table below shows RVI’s assets as of March 15, 2018:

RVI PROPERTIES
#	Center	MSA(1)	Location	State	Owned GLA	Total GLA	ABR PSF(2)	Key Tenants
1	Palm Valley Pavilions West	Phoenix	Goodyear	AZ	233	277	$18.06	Barnes & Noble, Best Buy, Ross Dress for Less, Total Wine & More
2	Tucson Spectrum	Tucson	Tucson	AZ	717	970	$14.55	Bed Bath & Beyond, Best Buy, Food City, Harkins Theatres, Home Depot (Not Owned), JCPenney, LA Fitness, Marshalls, Michaels, OfficeMax, Old Navy, Party City, PetSmart, Ross Dress for Less, Target (Not Owned)
3	Homestead Pavilion	Miami	Homestead	FL	300	391	$18.38	Bed Bath & Beyond, Kohl’s (Not Owned), Michaels, Ross Dress for Less
4	Tequesta Shoppes	Miami	Tequesta	FL	110	119	$11.55	Marshalls
5	International Drive Value Center	Orlando	Orlando	FL	186	192	$10.36	Bed Bath & Beyond, dd’s Discounts, Ross Dress for Less, T.J. Maxx
6	Millenia Plaza	Orlando	Orlando	FL	412	412	$10.84	BJ’s Wholesale Club, Dick’s Sporting Goods, Home Depot, Ross Dress for Less, Total Wine & More, Toys “R” Us / Babies “R” Us
7	Lake Walden Square	Tampa	Plant City	FL	245	245	$11.72	Marshalls, Premiere Cinemas, Ross Dress for Less, Winn Dixie
8	Mariner Square	Tampa	Spring Hill	FL	194	519	$9.57	Bealls, Ross Dress for Less, Sam’s Club (Not Owned), Walmart (Not Owned)
9	The Walk at Highwoods Preserve	Tampa	Tampa	FL	138	232	$16.25	Best Buy, HomeGoods, Michaels, Muvico (Not Owned)

Confidential Treatment Requested by Retail Value Inc. RVI-16.

Pursuant to 17 C.F.R. Section 200.83.

RVI PROPERTIES
#	Center	MSA(1)	Location	State	Owned GLA	Total GLA	ABR PSF(2)	Key Tenants
10	Brandon Boulevard Shoppes	Tampa	Valrico	FL	86	89	$15.50	LA Fitness
11	Douglasville Pavilion	Atlanta	Douglasville	GA	266	369	$12.08	Big Lots, Marshalls, Michaels, OfficeMax, PetSmart, Ross Dress for Less, Target (Not Owned)
12	Newnan Crossing	Atlanta	Newnan	GA	223	453	$8.54	Hobby Lobby, Lowe’s, Walmart (Not Owned)
13	East Lloyd Commons	Evansville	Evansville	IN	160	160	$16.03	Best Buy, Dick’s Sporting Goods, Michaels
14	Green Ridge Square	Grand Rapids	Grand Rapids	MI	216	407	$13.66	Bed Bath & Beyond, Best Buy, Michaels, T.J. Maxx, Target (Not Owned), Toys “R” Us (Not Owned)
15	Grandville Marketplace	Grand Rapids	Grandville	MI	224	372	$10.76	Hobby Lobby, Lowe’s (Not Owned), OfficeMax
16	Riverdale Village	Minneapolis	Coon Rapids	MN	788	968	$15.40	Bed Bath & Beyond, Best Buy, Costco (Not Owned), Dick’s Sporting Goods, DSW, JCPenney, Jo-Ann, Kohl’s, Old Navy, T.J. Maxx
17	Maple Grove Crossing	Minneapolis	Maple Grove	MN	262	350	$12.63	Barnes & Noble, Bed Bath & Beyond, Cub Foods (Not Owned), Kohl’s, Michaels
18	Midway Marketplace	Minneapolis	St. Paul	MN	324	487	$8.64	Cub Foods, Herberger’s (Not Owned), LA Fitness, T.J. Maxx, Walmart
19	Crossroads Center	Gulfport	Gulfport	MS	555	591	$11.66	Academy Sports, Barnes & Noble, Belk, Burke’s Outlet, Cinemark, Forever 21, Michaels, Ross Dress for Less, T.J. Maxx
20	Big Oaks Crossing	Tupelo	Tupelo	MS	348	348	$6.12	Jo-Ann, Sam’s Club, Walmart
21	Seabrook Commons	Boston	Seabrook	NH	175	393	$18.57	Dick’s Sporting Goods, Walmart (Not Owned)

Confidential Treatment Requested by Retail Value Inc. RVI-17.

Pursuant to 17 C.F.R. Section 200.83.

RVI PROPERTIES
#	Center	MSA(1)	Location	State	Owned GLA	Total GLA	ABR PSF(2)	Key Tenants
22	Hamilton Commons	Atlantic City	Mays Landing	NJ	397	397	$16.50	Bed Bath & Beyond, Hobby Lobby, Marshalls, Regal Cinemas, Ross Dress for Less
23	Wrangleboro Consumer Square	Atlantic City	Mays Landing	NJ	842	842	$13.30	Babies “R” Us, Best Buy, BJ’s Wholesale Club, Books-A-Million, Christmas Tree Shops, Dick’s Sporting Goods, Just Cabinets, Kohl’s, Michaels, PetSmart, Staples, Target
24	Beaver Creek Crossings	Raleigh	Apex	NC	321	321	$16.12	Burke’s Outlet, Dick’s Sporting Goods, Regal Beaver Creek 12, T.J. Maxx
25	Great Northern Plaza	Cleveland	North Olmsted	OH	631	669	$13.78	Bed Bath & Beyond, Best Buy, Big Lots, Burlington, DSW, Home Depot, Jo-Ann, K&G Fashion Superstore, Marc’s, PetSmart
26	Uptown Solon	Cleveland	Solon	OH	182	182	$15.11	Bed Bath & Beyond, Mustard Seed Market & Cafe
27	Gresham Station	Portland	Gresham	OR	342	342	$19.66	Bed Bath & Beyond, Best Buy, Craft Warehouse, LA Fitness
28	Peach Street Marketplace	Erie	Erie	PA	721	1,001	$10.16	Babies “R” Us, Bed Bath & Beyond, Best Buy (Not Owned), Burlington, Cinemark, Erie Sports, Hobby Lobby, Home Depot (Not Owned), Kohl’s, Lowe’s, Marshalls, PetSmart, Target (Not Owned)
29	Silver Spring Square	Harrisburg	Mechanicsburg	PA	343	569	$18.09	Bed Bath & Beyond, Best Buy, Kohl’s (Not Owned), Ross Dress for Less, Target (Not Owned), Wegmans

Confidential Treatment Requested by Retail Value Inc. RVI-18.

Pursuant to 17 C.F.R. Section 200.83.

RVI PROPERTIES
#	Center	MSA(1)	Location	State	Owned GLA	Total GLA	ABR PSF(2)	Key Tenants
30	Noble Town Center	Philadelphia	Jenkintown	PA	168	168	$15.97	AFC Fitness, Bed Bath & Beyond, PetSmart, Ross Dress for Less, Stein Mart
31	Plaza Isabela	Aguadilla-Isabela	Isabela	PR	259	259	$14.88	Selectos Supermarket, Walmart
32	Plaza Fajardo	Fajardo	Fajardo	PR	274	274	$16.66	Econo, Walmart
33	Plaza Walmart	Guayama	Guayama	PR	164	164	$9.25	Walmart
34	Plaza del Atlántico	San Juan	Arecibo	PR	223	223	$12.28	Capri, Kmart
35	Plaza del Sol	San Juan	Bayamon	PR	611	723	$31.74	Bed Bath & Beyond, Caribbean Cinemas, Dave & Busters, H & M, Home Depot (Not Owned), Old Navy, Walmart
36	Plaza Río Hondo	San Juan	Bayamon	PR	555	555	$25.55	Best Buy, Caribbean Cinemas, Kmart, Marshalls Mega Store, Pueblo, T.J. Maxx
37	Plaza Escorial	San Juan	Carolina	PR	524	636	$16.19	Caribbean Cinemas, Home Depot (Not Owned), OfficeMax, Old Navy, Sam’s Club, Walmart
38	Plaza Cayey	San Juan	Cayey	PR	313	339	$8.97	Caribbean Cinemas (Not Owned), Walmart
39	Plaza del Norte	San Juan	Hatillo	PR	682	699	$22.48	Caribbean Cinemas, JCPenney, OfficeMax, Rooms To Go, Sears, T.J. Maxx
40	Plaza Palma Real	San Juan	Humacao	PR	449	449	$15.67	Capri, JCPenney, Marshalls, Pep Boys, Walmart
41	Señorial Plaza	San Juan	Rio Piedras	PR	202	202	$18.25	Pueblo
42	Plaza Vega Baja	San Juan	Vega Baja	PR	185	185	$11.83	Econo
43	Harbison Court	Columbia	Columbia	SC	242	301	$14.82	Babies “R” Us (Not Owned), Marshalls, Nordstrom Rack, Ross Dress for Less

Confidential Treatment Requested by Retail Value Inc. RVI-19.

Pursuant to 17 C.F.R. Section 200.83.

RVI PROPERTIES
#	Center	MSA(1)	Location	State	Owned GLA	Total GLA	ABR PSF(2)	Key Tenants
44	Lowe’s Home Improvement	Nashville	Hendersonville	TN	129	144	$8.83	Lowe’s
45	Kyle Crossing	Austin	Kyle	TX	121	375	$19.22	Kohl’s (Not Owned), Ross Dress for Less, Target (Not Owned)
46	The Marketplace at Towne Centre	Dallas-FTW	Mesquite	TX	174	399	$16.26	Cavender’s (Not Owned), Home Depot (Not Owned), Kohl’s (Not Owned), Michaels, PetSmart, Ross Dress for Less
47	Willowbrook Plaza	Houston	Houston	TX	385	393	$15.45	AMC Theatres, Bed Bath & Beyond, Bel Furniture, buybuy BABY, Cost Plus World Market
48	Shoppers World of Brookfield	Milwaukee	Brookfield	WI	203	285	$11.64	Burlington, Pick ‘n Save (Not Owned), Ross Dress for Less, Xperience Fitness
49	Marketplace of Brown Deer	Milwaukee	Brown Deer	WI	410	410	$9.27	Bob’s Discount Furniture, Burlington, Michaels, OfficeMax, Pick ‘n Save, Ross Dress for Less, T.J. Maxx
50	West Allis Center	Milwaukee	West Allis	WI	264	392	$6.42	Kohl’s, Marshalls/HomeGoods, Menards (Not Owned), Pick ‘n Save

(1) Metropolitan Statistical Area

(2) Annualized Base Rent Per Square Foot as of December 31, 2017

Confidential Treatment Requested by Retail Value Inc. RVI-20.

Pursuant to 17 C.F.R. Section 200.83.

Tenant Lease Expirations and Renewals

The following table shows the impact of tenant lease expirations through 2027 for all of RVI’s properties, assuming that none of the tenants exercise any of their renewal options:

Expiration Year	No. of Leases Expiring	Approximate GLA in Square Feet (Thousands)	Annualized Base Rent Under Expiring Leases (Thousands)	Average Base Rent per Square Foot Under Expiring Leases	Percentage of Total GLA Represented by Expiring Leases	Percentage of Total Base Rental Revenues Represented by Expiring Leases
2018	190	1,002	$19,099	$19.07	6.1%	8.8%
2019	212	1,721	27,772	16.13	10.4%	12.8%
2020	208	1,763	26,604	15.09	10.7%	12.2%
2021	178	1,818	27,930	15.36	11.0%	12.8%
2022	186	2,349	31,756	13.52	14.3%	14.6%
2023	109	1,644	21,680	13.19	10.0%	10.0%
2024	76	1,059	14,103	13.32	6.4%	6.5%
2025	54	428	7,604	17.77	2.6%	3.5%
2026	49	325	6,662	20.49	2.0%	3.1%
2027	23	255	3,248	12.72	1.5%	1.5%

Total	1,285	12,364	$186,458	$15.08	75.0%	85.8%

The following table shows the impact of tenant lease expirations through 2027 for all of RVI’s Puerto Rico properties, assuming that none of the tenants exercise any of their renewal options:

Expiration Year	No. of Leases Expiring	Approximate GLA in Square Feet (Thousands)	Annualized Base Rent Under Expiring Leases (Thousands)	Average Base Rent per Square Foot Under Expiring Leases	Percentage of Total GLA Represented by Expiring Leases	Percentage of Total Base Rental Revenues Represented by Expiring Leases
2018	109	509	$11,113	$21.83	11.5%	15.3%
2019	81	548	10,725	19.55	12.3%	14.8%
2020	77	463	10,647	23.01	10.4%	14.7%
2021	43	212	6,484	30.63	4.8%	8.9%
2022	55	555	9,021	16.25	12.5%	12.4%
2023	19	157	3,168	20.23	3.5%	4.4%
2024	19	350	4,545	12.98	7.9%	6.3%
2025	6	26	1,192	46.08	0.6%	1.6%
2026	16	91	2,403	26.25	2.0%	3.3%
2027	6	44	620	14.23	1.0%	0.9%

Total	431	2,955	$59,918	$20.28	66.5%	82.6%

Confidential Treatment Requested by Retail Value Inc. RVI-21.

Pursuant to 17 C.F.R. Section 200.83.

The Company’s Financing

The Company has incurred $1.35 billion of mortgage financing, which we also refer to as the mortgage financing or the mortgage loan, and which is secured by mortgages on the Company’s continental U.S. properties, and by a pledge of cash flows from, and pledges of equity interests in, the Company’s Puerto Rico properties. The weighted-average interest rate of the tranches comprising the mortgage financing is initially equal to the one-month LIBOR rate plus 3.15% per annum, subject to an interest rate cap on the one-month LIBOR rate at 3.0%. As of March 23, 2018, the interest rate was 4.93%. The term of the financing is three years, with two one-year renewal options subject to the satisfaction of certain conditions. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financing Activities.”

Summary Risk Factors

You should consider carefully the risks in owning the Company’s common shares discussed below and under the heading “Risk Factors” beginning on page 32 of this Information Statement. If any of these risks occur, the Company’s business, financial condition, liquidity, results of operations and prospects, as well as its ability to make distributions to the Company’s shareholders, could be materially and adversely affected. In that case, the market price of the Company’s common shares could decline significantly, and you could lose all or a part of the value of your ownership in the Company’s common shares.

•	The Company was recently organized and has a limited operating history, and it may not be able to operate its business successfully or generate sufficient cash flow to meet its debt service obligations or make or sustain distributions to its shareholders.

•	The Company’s historical combined and pro forma financial information are not necessarily indicative of its future financial condition, results of operations or cash flows nor do they reflect what the Company’s financial condition, results of operations or cash flows would have been as an independent public company during the periods presented.

•	The Company may have difficulty selling its real estate investments, and its ability to distribute all or a portion of the net proceeds from any such sales to its shareholders will be limited by the terms of the mortgage financing.

•	The Company’s Board of Directors, or the RVI Board, and management may change the Company’s strategy without shareholder approval.

•	The economic performance and value of the Company’s shopping centers depend on many factors, each of which could have an adverse impact on the Company’s cash flows and operating results.

•	The Company relies on major tenants, making it vulnerable to changes in the business and financial condition of, or demand for its space by, such tenants.

•	The Company’s dependence on rental income may adversely affect its ability to meet its debt obligations and make distributions to shareholders.

•	E-Commerce may have an adverse impact on the Company’s tenants and business.

•	The Company’s cash flows and operating results could be adversely affected by required payments of debt or related interest and other risks of its debt financing.

Confidential Treatment Requested by Retail Value Inc. RVI-22.

Pursuant to 17 C.F.R. Section 200.83.

•	Liquidity constraints could impact the Company’s ability to pursue its strategy and make distributions to its shareholders.

•	The Company’s financial condition could be adversely affected by restrictive covenants.

•	The Company has variable-rate debt and interest rate risk (subject to a cap).

•	The Company could be subject to risks relating to the Puerto Rican economy and government.

•	The Company may not qualify as a REIT in Puerto Rico, and the Company may be subject to the regular corporate income tax rate in Puerto Rico on income that is effectively connected with a trade or business in Puerto Rico.

•	The Company’s properties could be subject to damage from weather-related factors.

•	The Company’s real estate assets may be subject to impairment charges.

•	The Company may be subject to litigation that could adversely affect its results of operations.

•	The Company’s real estate investments may contain environmental risks that could adversely affect its results of operations.

•	An uninsured loss on the Company’s properties or a loss that exceeds the limits of the Company’s insurance policies could subject the Company to lost capital or revenue on those properties.

•	Compliance with certain laws and governmental rules and regulations may require the Company to make unplanned expenditures that adversely affect the Company’s cash flows.

•	After the separation, the Company will have significant shareholders who may exert influence on the Company as a result of their considerable beneficial ownership of the Company’s common shares, and their interests may differ from the interests of other shareholders.

•	The Company faces risks relating to cybersecurity attacks and other data breaches.

•	Violent crime, including terrorism, or civilian unrest may affect the markets in which the Company operates its business and its profitability.

•	The Company is dependent on the Manager, DDR and its key personnel who provide services to the Company, and the Company may not find a suitable replacement for the Manager if the Management Agreements are terminated, or for key personnel if they leave DDR or otherwise become unavailable.

•	The Company may have conflicts of interest with DDR and the Manager.

•	The Management Agreements with the Manager were not negotiated on an arm’s-length basis and may not be as favorable to the Company as if they had been negotiated with an unaffiliated third-party and may be difficult to terminate.

•	After the distribution, the Company will be subject to additional regulatory and reporting requirements that will increase legal, accounting and financial compliance costs.

•	The distribution of the Company’s common shares is not expected to qualify for tax-free treatment and may be taxable to you as a dividend.

Confidential Treatment Requested by Retail Value Inc. RVI-23.

Pursuant to 17 C.F.R. Section 200.83.

•	The Company may not obtain a fair market value tax basis in the Company’s assets as a result of the distribution.

•	No public market currently exists for the Company’s common shares and if an active trading market does not develop or is not sustained, your ability to sell shares when desired and the prices obtained will be adversely affected.

•	The Company has not established a minimum distribution payment level, and it cannot assure you of its ability to make distributions in the future.

•	Substantial sales of the Company’s common shares may occur in connection with the distribution, which could cause the share price to decline.

•	Shares eligible for future sale may have adverse effects on the Company’s share price.

•	Offerings of debt or equity securities, which would rank senior to the Company’s common shares, may adversely affect the market price for the Company’s common shares.

•	The Company is an “emerging growth company,” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make its securities less attractive to investors.

•	Provisions in the Articles of Incorporation and Code of Regulations could have the effect of delaying, deferring or preventing a change in control, even if that change may be considered beneficial by some of the Company’s shareholders, which could reduce the market price of the Company’s common shares.

•	The Company’s authorized but unissued common and preferred shares may prevent a change in the Company’s control.

•	Ownership limitations may restrict changes in control of the Company for which its shareholders might receive a premium for their shares.

•	The REIT rules relating to prohibited transactions could affect the Company’s disposition of assets and adversely affect its profitability.

•	If the Company fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax as a regular corporation and could have significant tax liability, which may have a significant adverse consequence to the value of the Company’s shares.

•	If DDR fails to qualify as a REIT for the year in which the distribution occurs, the Company may not be eligible to elect to be classified as a REIT.

•	If certain subsidiaries fail to qualify as disregarded entities for U.S. federal income tax purposes, the Company may not qualify as a REIT

•	Compliance with REIT requirements may negatively affect the Company’s operating decisions.

Confidential Treatment Requested by Retail Value Inc. RVI-24.

Pursuant to 17 C.F.R. Section 200.83.

•	The Company may be forced to borrow funds to maintain its REIT status, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause the Company to curtail its investment activities and/or to dispose of assets at inopportune times, which could materially and adversely affect the Company.

•	Dividends paid by REITs generally do not qualify for reduced tax rates; however, certain shareholders generally may deduct up to 20% of ordinary dividends (e.g., REIT dividends that are not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning after December 31, 2017 and before January 1, 2026.

•	Legislative or other actions affecting REITs could have a negative effect on the Company.

The Company’s History and Organizational Structure

The Company was organized as an Ohio corporation on December 28, 2017 as a wholly-owned subsidiary of DDR.

The Company’s Manager and Management Arrangements

Manager

The Company will be externally managed and advised by the Manager pursuant to the terms of the Management Agreements. The Company expects to benefit from the personnel, relationships and experience of DDR’s executive team.

The Manager will draw upon the experience and expertise of DDR’s team of professionals and support personnel, including finance and administration functions, which address legal, compliance, investor relations and operational matters, asset valuation, risk management and information technology, in connection with the performance of the Manager’s duties.

All of the Company’s executive officers are executives of DDR. The Company does not expect to have any employees. DDR is not obligated to dedicate any of its executives or other personnel exclusively to the Company. In addition, neither DDR nor its executives or other personnel, including its executive officers supplied to the Company by DDR pursuant to the External Management Agreement, are obligated to dedicate any specific portion of its or their time to the Company. The Manager will at all times be subject to the supervision and oversight of the RVI Board and has only such functions, responsibilities and authority as are specified in the Management Agreements or as are otherwise delegated from time to time to the Manager or DDR by the RVI Board.

Management Agreements with DDR

On February 14, 2018, the Company and the Manager entered into the Property Management Agreements and, prior to the date of the separation, the Company and the Manager will enter into the External Management Agreement.

Pursuant to the terms of the Property Management Agreements, the Manager has been engaged to manage the Company’s assets, and will have authority to take all such actions, and perform such duties, as it

Confidential Treatment Requested by Retail Value Inc. RVI-25.

Pursuant to 17 C.F.R. Section 200.83.

deems necessary and desirable for the care, protection, security, operation, maintenance and repair of the Company’s assets. The Manager has also been engaged to lease the Company’s assets subject to the supervision and discretionary limits established by the RVI Board. Contemporaneous with the execution of the External Management Agreement, the RVI Board acknowledged its approval of a consolidated property-level budget, or the Property Roll-Up Budget, and a consolidated corporate budget, or the Corporate Budget, for the year ending December 31, 2018. With respect to each subsequent fiscal year, the Manager will prepare and provide a property roll-up budget and corporate budget to the RVI Board for approval not later than December 1 of the prior fiscal year.

Pursuant to the terms of the External Management Agreement, the Manager will, subject to (and as may be limited by) the consent of the RVI Board:

•	provide daily management for the Company and perform and supervise the various administrative functions necessary for the operations of the Company and its subsidiaries;

•	make dispositions subject to the approval of, and within the discretionary limits and authority granted by, the RVI Board;

•	investigate, select and, on behalf of the Company, engage and supervise such third parties as the Manager deems necessary, in connection with the performance of Manager’s obligations and responsibilities under the Management Agreements, in each case on terms that, in the reasonable judgment of the Manager, are fair and reasonable to the Company;

•	consult with the RVI Board and assist the RVI Board in the formulation and implementation of the Company’s financial policies;

•	assist the RVI Board in formulating a disposition strategy and market Company assets for disposition and provide analysis and recommendations to the RVI Board with respect thereto;

•	arrange for the financing and refinancing of the Company and its assets and make other changes in the capital structure of, and dispose of, reinvest or distribute the proceeds from the sale of, or otherwise deal with, dispositions, in each case within the discretionary limits and authority granted by the RVI Board;

•	actively oversee and manage the Company’s assets and review and analyze financial information for each of the assets and the overall business;

•	if applicable, recommend joint venture partners, structure corresponding agreements and oversee and monitor these relationships;

•	maintain the Company’s accounting, tax, audit, regulatory and other records and assist the Company in filing all reports required to be filed by it with the SEC, the Internal Revenue Service, or IRS, and other regulatory agencies and the NYSE (or any other applicable stock exchange);

•	perform or coordinate audits and internal audits of the Company’s financial statements and financial reporting as may be reasonably necessary;

•	generate the Company’s consolidated corporate budget and consolidated property-level budget;

Confidential Treatment Requested by Retail Value Inc. RVI-26.

Pursuant to 17 C.F.R. Section 200.83.

•	from time to time, or at any time reasonably requested by the RVI Board, make reports to the RVI Board on the operations of the Company, including reports with respect to potential conflicts of interest involving the Manager or any of its affiliates, and cooperate in good faith to eliminate or minimize any such conflicts;

•	provide the Company with all necessary cash management services;

•	monitor compliance with all aspects of the mortgage loan (or any new loans in connection with refinancings of the mortgage loan);

•	perform investor relations and shareholder communications functions for the Company and assist with logistics related to meetings of the RVI Board; and

•	render such other services as may be reasonably determined by the RVI Board consistent with the terms and conditions of the External Management Agreement.

The Property Management Agreements may be terminated on December 31, 2019, the end of their initial term, or if extended, at the end of any subsequent six-month term, by the Manager or the Owners, as such term is defined in the Property Management Agreements, upon the provision of notice sixty days in advance.

The External Management Agreement may be terminated on December 31, 2019, the end of its initial term, or if extended, at the end of any subsequent six-month term, by the Manager or the Company, upon the provision of notice sixty days in advance.

The Property Management Agreements will be terminated if the External Management Agreement is terminated or, with regard to each asset, if that asset is sold or a controlling interest is transferred. In addition to the expiry dates outlined above, the External Management Agreement:

•	may be terminated immediately, upon written notice to the Company by the Manager, upon a Change of Control (as defined in the External Management Agreement) of the Company;

•	may be terminated by either party, without penalty, upon written notice to the other party if the other party, its agents or its assignees breaches any material provision of the External Management Agreement and such material breach continues for a period of ten business days after written notice of the breach;

•	may be terminated by the Manager if (i) there is a material change in the business strategy of the Company or (ii) there is a material change or reduction in the duties of the Manager or the scope of services authorized by the RVI Board to be performed by the Manager under the External Management Agreement (in each case such termination shall be effective 60 days following the Company’s receipt of written notice from the Manager of such material change described in clauses (i) and (ii)); and

•	will terminate automatically (i) at such time that none of the Property Management Agreements remain in effect or (ii) at the effective time of the dissolution of the Company or, if the assets of the Company are transferred to a liquidating trust, the final disposition of the assets transferred by the liquidating trust.

Confidential Treatment Requested by Retail Value Inc. RVI-27.

Pursuant to 17 C.F.R. Section 200.83.

For more information on the Management Agreements, including the fees and expenses to be paid by the Company in connection with the services contemplated by the Management Agreements, see “The Company’s Manager and the Management Agreements—Management Agreements.”

Conflicts of Interest and Related Policies

Separation and Distribution Agreement, Tax Matters Agreement and Management Agreements

The Company will enter into a separation and distribution agreement, or the Separation and Distribution Agreement, to effect the separation and distribution and provide a framework for its relationships with DDR after the separation. This agreement, together with the Tax Matters Agreement (as defined below) and the Management Agreements, will govern the relationship between the Company and DDR subsequent to the completion of the separation and distribution and provide for the allocation between the Company and DDR of DDR’s assets, liabilities and obligations attributable to periods prior to the separation from DDR. See “Certain Relationships and Related Transactions—Separation and Distribution Agreement, Tax Matters Agreement and Management Agreements.”

The Company will enter into a tax matters agreement, or the Tax Matters Agreement, with DDR that will govern the respective rights, responsibilities and obligations of the Company and DDR after the distribution with respect to various tax matters. The Tax Matters Agreement will require (i) DDR to (a) represent that it has no knowledge of any fact or circumstance that would cause the Company to fail to qualify as a REIT and (b) covenant to use its reasonable best efforts to maintain its REIT status for each of DDR’s taxable years ending on or before December 31, 2018 (unless DDR obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that DDR’s failure to maintain its REIT status will not cause the Company to fail to qualify as a REIT) and (ii) the Company to covenant to use its reasonable best efforts to qualify as a REIT for its taxable year ending on or before December 31, 2018. The Tax Matters Agreement will also provide for the allocation between the Company and DDR of DDR’s tax-related assets, liabilities and obligations attributable to periods prior to the separation of the Company from DDR. See “Certain Relationships and Related Transactions—Separation and Distribution Agreement, Tax Matters Agreement and Management Agreements.”

Pursuant to the Management Agreements, the Company will be dependent upon the Manager for its day-to-day management and does not and will not have any independent officers or employees. All of the Company’s executive officers are employees of DDR. DDR could make substantial profits as a result of opportunities or management resources allocated to entities other than the Company, and DDR may have greater financial incentives tied to the success of such entities than to the Company. In addition, the time dedicated by DDR and its personnel to its own business activities may reduce the time that DDR and its personnel spend managing the Company.

The Management Agreements, the Tax Matters Agreement and the Separation and Distribution Agreement have been and will be negotiated between related parties and, although the Company believes the terms are reasonable and approximate terms of an arm’s length transaction, their terms, including fees and other amounts payable, may not be as favorable to the Company as if they had been negotiated at arm’s length with an unaffiliated third-party.

Distribution Policy

The Company anticipates making distributions to holders of its common shares to satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax (other than

Confidential Treatment Requested by Retail Value Inc. RVI-28.

Pursuant to 17 C.F.R. Section 200.83.

with respect to operations conducted through the Company’s TRS). U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. The Company generally intends to make distributions with respect to each taxable year in an amount at least equal to its REIT taxable income for such taxable year. Although the Company initially expects to declare and pay distributions on or around the end of each calendar year, the RVI Board will evaluate its dividend policy regularly.

To the extent that cash available for distributions is less than the Company’s REIT taxable income, or if amortization requirements commence with respect to the mortgage loan, the Company may make a portion of its distributions in the form of common shares, and any such distribution of common shares may be taxable as a dividend to shareholders. The Company may also distribute debt or other securities in the future, which also may be taxable as a dividend to shareholders.

Any distributions the Company makes to its shareholders will be at the discretion of the RVI Board and will depend upon, among other things, the Company’s actual and anticipated results of operations and liquidity, which will be affected by various factors, including the income from its properties, its operating expenses (including management fees paid to the Manager), any other expenditures and the terms of the mortgage financing and the limitations set forth in the mortgage loan agreements. Distributions will also be impacted by the pace and success of the Company’s property disposition strategy. As a result of the terms of the mortgage financing, however, the Company anticipates that the majority of distributions of sales proceeds to be made to shareholders will not occur until after the mortgage loan has been repaid or refinanced. For more information, see “Distribution Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financing Activities.”

Distributions to the Company’s shareholders will be generally taxable to them as ordinary income, although a portion of the Company’s distributions may be designated by the Company as capital gains or qualified dividend income or may constitute a return of capital. Under recently enacted legislation, U.S. shareholders that are individuals, trusts and estates generally may deduct 20% of the ordinary dividends (e.g., REIT dividends that are not designated as capital gain dividends or are qualified dividend income) received from a REIT for taxable years beginning after December 31, 2017 and before January 1, 2026. See “Certain U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Holders of the Company’s Common Shares.”

REIT Qualification

The Company intends to elect to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending on December 31, 2018. The Company’s qualification as a REIT depends upon its ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code of 1986, or the Code, relating to, among other things, the sources of the Company’s gross income, the composition and values of its assets, the Company’s distribution levels and the diversity of ownership of its shares. The Company believes that it has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that the Company’s intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT.

So long as the Company qualifies as a REIT, it generally will not be subject to U.S. federal income tax on its REIT taxable income that the Company distributes currently to its shareholders. If the Company fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the

Confidential Treatment Requested by Retail Value Inc. RVI-29.

Pursuant to 17 C.F.R. Section 200.83.

subsequent four taxable years following the year during which the Company lost its REIT qualification. Even if the Company qualifies for taxation as a REIT, it may be subject to certain U.S. federal, state and local taxes (including Puerto Rico taxes) on its income (including on any gain from a “prohibited transaction”) or property, and any income or gain derived through a TRS will be subject to U.S. federal corporate income taxes. The Company intends to hold a number of properties indirectly through a TRS.

Restrictions on Ownership and Transfer

In order for the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. “Individual” is defined in the Code to include certain entities. In addition, the Company’s capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Additionally, certain other requirements must be satisfied.

To help ensure that five or fewer individuals do not own more than 50% in value of the Company’s outstanding common shares, the Articles of Incorporation provide that, subject to certain exceptions (including those set forth below), no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5%, which the Company refers to as the ownership limit, of its outstanding common shares. The Articles of Incorporation provide that an “exempt holder” may own, or be deemed to own by virtue of the attribution provisions of the Code, no more than 29.8% of the Company’s outstanding common shares. Pursuant to the Articles of Incorporation, an “exempt holder” includes, collectively, (a) Professor Werner Otto, his wife Maren Otto and/or all descendants of Professor Werner Otto, including, without limitation, Alexander Otto, (b) trusts or family foundations established for the benefit of the individuals named in (a) above and (c) any partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company or other legal entity, in which the individuals or entities named under (a) and (b) hold (either directly or indirectly) more than 50% of the voting rights or more than 50% of the equity capital of such any such partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company or other legal entity.

As rent from a related party tenant (any tenant 10% of which is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT) is not qualifying rent for purposes of the gross income tests under the Code, the Articles of Incorporation provide that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the ownership limit), in excess of 9.8% of the Company’s outstanding common shares, which the Company refers to as the related party limit.

The RVI Board may exempt a person from the ownership limit if the person would not be deemed an “individual” and may exempt a person from the related party limit if an opinion of counsel or a ruling from the IRS is provided to the RVI Board to the effect that the ownership will not then or in the future jeopardize its status as a REIT. The RVI Board may also exempt the exempt holder and any person who would constructively own common shares constructively owned by the exempt holder from the exempt holder ownership limit in its sole discretion. As a condition of any exemption, the RVI Board will require appropriate representations and undertakings from the applicant with respect to preserving its REIT status.

Finally, the Articles of Incorporation prohibit any transfer of common shares that would cause it to cease to be a “domestically controlled qualified investment entity” as defined in Section 897(h)(4)(B) of the Code.

Confidential Treatment Requested by Retail Value Inc. RVI-30.

Pursuant to 17 C.F.R. Section 200.83.

The preceding restrictions on transferability and ownership of common shares may not apply if the RVI Board determines that it is no longer in the Company’s best interests to continue to qualify as a REIT. The ownership limit and the related party limit will not be automatically removed even if the REIT provisions of the Code are changed to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving the Company’s status as a REIT, the effects of the ownership limit and the related party limit are to prevent any person or small group of persons from acquiring unilateral control of the Company. Any change in the ownership limit, other than modifications that may be made by the RVI Board as permitted by the Articles of Incorporation, requires an amendment to the Articles of Incorporation, even if the RVI Board determines that maintenance of REIT status is no longer in its best interests. Amendments to the Articles of Incorporation require the affirmative vote of holders owning a supermajority vote of at least 75% of the voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class.

The Articles of Incorporation provide that upon a transfer or non-transfer event that results in a person beneficially or constructively owning common shares in excess of the applicable ownership limits or that results in the Company being “closely held” within the meaning of Section 856(h) of the Code, the person, which is referred to as a prohibited owner, will not acquire or retain any rights or beneficial economic interest in the shares that would exceed such applicable ownership limits or result in the Company being closely held. Such shares are referred to as excess shares. Instead, the excess shares will be automatically transferred to a person or entity unaffiliated with and designated by the Company to serve as trustee of a trust for the exclusive benefit of a charitable beneficiary to be designated by the Company within five days after the discovery of the transaction that created the excess shares. The trustee will have the exclusive right to designate a person who may acquire the excess shares without violating the applicable restrictions, which the Company refers to as a permitted transferee, to acquire all of the shares held by the trust. The permitted transferee must pay the trustee an amount equal to the fair market value (determined at the time of transfer to the permitted transferee) for the excess shares. The trustee will pay to the prohibited owner the lesser of (a) the value of the shares at the time they became excess shares and (b) the price received by the trustee from the sale of the excess shares to a permitted transferee. The beneficiary will receive the excess of (x) the sale proceeds from the transfer to a permitted transferee over (y) the amount paid to the prohibited owner, if any, in addition to any dividends paid with respect to the excess shares.

The Articles of Incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of its outstanding common shares must give written notice to the Company stating the name and address of such person, the number of shares owned, and a description of how such shares are held each year by January 31. In addition, each of those shareholders must provide supplemental information that the Company may request, in good faith, in order to determine its status as a REIT.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in the JOBS Act, and it is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions provide that, so long as a company qualifies as an emerging growth company, it will, among other things:

•

be exempt from the “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain

Confidential Treatment Requested by Retail Value Inc. RVI-31.

Pursuant to 17 C.F.R. Section 200.83.

executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;

•	be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and instead provide a reduced level of disclosure concerning executive compensation, and be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

The Company may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to it so long as it qualifies as an emerging growth company.

The Company will, in general, qualify as an emerging growth company until the earliest of:

•	the last day of the Company’s fiscal year following the fifth anniversary of the date of the separation;

•	the last day of its fiscal year in which the Company has annual gross revenue of $1.07 billion or more;

•	the date on which the Company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•	the date on which the Company is deemed to be a “large accelerated filer,” which will occur at such time as the Company

o	has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter;

o	has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months; and

o	has filed at least one annual report pursuant to the Exchange Act.

Corporate Information

Prior to and after the completion of the separation, the Company’s principal executive offices will be located at 3300 Enterprise Parkway, Beachwood, Ohio, 44122, and its telephone number will be (216) 755-5500. The Company’s website is www.retailvalueinc.com. The information on the Company’s website is not a part of, or incorporated by reference into, this Information Statement.

Confidential Treatment Requested by Retail Value Inc. RVI-32.

Pursuant to 17 C.F.R. Section 200.83.

Questions and Answers about the Company and the Separation

Why is the separation structured as a distribution?	DDR believes that a distribution of the Company’s common shares is an efficient way to separate its assets and that the separation will create benefits and value for DDR and its shareholders.

How will the separation work?	DDR will distribute the Company’s common shares to the holders of DDR’s common shares on a pro rata basis.

When will the distribution occur?	The Company expects that DDR will distribute the Company’s common shares on a pro rata basis on , 2018 to holders of record of DDR’s common shares on , 2018, subject to certain conditions described under “—The Separation and Distribution—Conditions to the distribution.”

What do shareholders of DDR need to do to participate in the distribution?	Nothing, but the Company urges you to read this entire Information Statement carefully. Holders of DDR’s common shares as of the distribution record date will not be required to take any action to receive the Company’s common shares on the distribution date. No shareholder approval of the distribution is required or sought. The Company is not asking you for a proxy, and you are requested not to send the Company or DDR a proxy. You will not be required to make any payment, or to surrender or exchange your DDR common shares or take any other action to receive the Company’s common shares on the distribution date to which you are entitled. If you own DDR common shares as of the close of business on the distribution record date, DDR, with the assistance of Computershare Shareowner Services LLC, or the distribution agent, will electronically issue the Company’s common shares to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. The distribution agent will send you a book-entry account statement that reflects the Company’s common shares to which you are entitled, or your bank or brokerage firm will credit your account for the shares. If you sell DDR common shares in the “regular-way” market on or prior to the distribution date, you will be selling your right to receive the Company’s common shares in the distribution even if you were the record holder of those shares on , 2018, the distribution record date. Following the distribution, shareholders whose shares are held in book-entry form may request that their common shares held in book-entry form be transferred to a brokerage or other account at any time, without charge.

Will I be taxed on the common shares that I receive in the distribution?	Yes. The distribution will be in the form of a taxable special distribution to DDR shareholders. An amount equal to the fair market value of the Company’s common shares received by you will be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of DDR, with the excess treated as a non-taxable return of capital to the extent of your tax basis in DDR common shares and any remaining excess treated as capital gain. If this special distribution is distributed in the structure and timeframe currently anticipated, the special dividend is expected to satisfy a portion of DDR’s 2018 REIT taxable income distribution requirements. DDR or other applicable withholding agents may be required to withhold on all or a portion of the distribution payable to non-U.S. shareholders. For a more detailed discussion, see “The Company’s Separation From

Confidential Treatment Requested by Retail Value Inc. RVI-33.

Pursuant to 17 C.F.R. Section 200.83.

DDR—Certain U.S. Federal Income Tax Consequences of the Separation” and “Certain U.S. Federal Income Tax Considerations.”

Can DDR decide to cancel the distribution of the Company’s common shares even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See “—The Separation and Distribution—Conditions to the Distribution.” DDR has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the Board of Directors of DDR determines that the Company’s separation from it is not in the best interests of DDR or its shareholders or that market conditions are such that the separation is not advisable.

Does the Company plan to pay dividends?

The Company anticipates making distributions to holders of its common shares to satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. The Company generally intends to make distributions with respect to each taxable year in an amount at least equal to its REIT taxable income for such taxable year. Although the Company initially expects to declare and pay distributions on or around the end of each calendar year, the RVI Board will evaluate its dividend policy regularly.

To the extent that cash available for distribution is less than the Company’s REIT taxable income, or if amortization requirements commence with respect to the mortgage loan, the Company may make a portion of its distributions in the form of common shares, and any such distribution of common shares may be taxable as a dividend to shareholders. The Company may also distribute debt or other securities in the future, which also may be taxable as a dividend to shareholders.

Any distributions the Company makes to its shareholders will be at the discretion of the RVI Board and subject to the terms of the mortgage loan and will depend upon, among other things, the Company’s actual and anticipated results of operations and liquidity, which will be affected by various factors, including the income from its properties, its operating expenses (including management fees paid to DDR) and any other expenditures and the terms of the mortgage financing and the limitations set forth in the mortgage loan agreements. Distributions will also be impacted by the pace and success of the Company’s property disposition strategy. As a result of the terms of the mortgage financing, however, the Company anticipates that the majority of distributions of sales proceeds to be made to shareholders will not occur until after the mortgage loan has been repaid or refinanced. For more information, see “Distribution Policy.”

Will the Company have any debt?	The Company has incurred $1.35 billion of mortgage financing. The financing is secured by: mortgages on the Company’s continental U.S. properties; a pledge of cash flows from, and pledges of equity interests in, the Company’s Puerto Rico properties; and a pledge of the reserves and accounts related to the Company’s properties. The weighted-average interest rate of the tranches comprising the mortgage financing is initially equal to the one-month LIBOR rate plus 3.15% per annum, subject to an

Confidential Treatment Requested by Retail Value Inc. RVI-34.

Pursuant to 17 C.F.R. Section 200.83.

interest rate cap on the one-month LIBOR rate at 3.0%. As of March 23, 2018, the interest rate was 4.93%. The term of the financing is three years, with two one-year renewal options subject to the satisfaction of certain conditions. In connection with the mortgage financing, the Company is permitted to maintain an unsecured line of credit. Other debt of the subsidiaries of the Company which own the properties is restricted under the mortgage financing.

For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financing Activities.”

What will the separation cost?	Under certain circumstances, RVI will be obligated to reimburse DDR for pre-tax separation costs of approximately $50 million.

How will the separation affect my tax basis and holding period in DDR common shares?	Your tax basis in shares of DDR held at the time of the distribution will be reduced (but not below zero) to the extent the fair market value of the Company’s shares distributed by DDR in the distribution exceeds DDR’s current and accumulated earnings and profits. Your holding period for such DDR shares will not be affected by the distribution. See “The Company’s Separation from DDR—Certain U.S. Federal Income Tax Consequences of the Separation.” You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.

What will my tax basis and holding period be for the Company shares that I receive in the distribution?

Your tax basis in the Company’s common shares received will equal the fair market value of such shares on the distribution date. Your holding period for such shares will begin the day after the distribution date. See “The Company’s Separation from DDR—Certain U.S. Federal Income Tax Consequences of the Separation.”

You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.

What will be the relationships between DDR and the Company following the separation?	The Company will enter into the Separation and Distribution Agreement to effect the separation and provide a framework for the Company’s relationships with DDR after the separation. This agreement will govern the relationships between the Company and DDR subsequent to the completion of the separation and provides for the allocation between the Company and DDR of DDR’s assets, liabilities and obligations attributable to periods prior to the separation. See “Certain Relationships and Related Transactions—Separation and Distribution Agreement, Tax Matters Agreement and
Management Agreements.” In addition, the Company will enter into the Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of the Company and DDR after the distribution with respect to various tax matters. See “Certain Relationships and Related Transactions – Separation and Distribution Agreement, Tax Matters Agreement and Management Agreements.” Furthermore, the Company will be externally managed and advised by the Manager. On February 14, 2018, the Company and the Manager entered into the Property Management Agreements and prior to the date of the separation, the Company and the Manager will enter into the External Management Agreement. See “The Company’s Manager and the Management Agreements—Management Agreements.” Although the Company believes the terms of these agreements are reasonable and approximate the terms of an arm’s length transaction, the Company cannot assure you that the terms of these

Confidential Treatment Requested by Retail Value Inc. RVI-35.

Pursuant to 17 C.F.R. Section 200.83.

agreements are as favorable to the Company as those that could be achieved in agreements with independent third parties.

Will I receive physical certificates representing the Company’s common shares following the separation?	No. Following the separation, neither DDR nor the Company will be issuing physical certificates representing the Company’s common shares. Instead, DDR, with the assistance of the distribution agent, will electronically issue the Company’s common shares to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. The distribution agent will mail you a book-entry account statement that reflects the Company’s common shares to which you are entitled, or your bank or brokerage firm will credit your account for the shares. A benefit of issuing shares electronically in book-entry form is that there will be none of the physical handling and safekeeping responsibilities that are inherent in owning physical share certificates.

Will I receive a fractional number of the Company common shares?	A fractional number of the Company’s common shares will not be issued in the distribution. Instead, the distribution agent will aggregate all fractional shares that would otherwise be issued in the distribution into whole common shares of the Company and sell them on behalf of shareholders in the open market, when, how and through which broker-dealers as determined in its sole discretion without any influence by DDR or the Company, at prevailing market prices, and distribute the proceeds pro rata to each DDR shareholder who would otherwise have been entitled to receive a fractional share of the Company in the distribution. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share of the Company. The distribution agent is not an affiliate of DDR or the Company. See “The Company’s Separation from DDR—General—Treatment of Fractional Shares” for further information.

What if I want to sell my DDR common shares or my RVI common shares?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither DDR nor the Company makes any recommendations on the purchase, retention or sale of shares of DDR common shares or the Company’s common shares to be distributed.

If you decide to sell any shares before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your shares of DDR common shares or the Company’s common shares you will receive in the distribution or both.

Where will I be able to trade the Company’s common shares?	There is not currently a public market for the Company’s common shares. The Company intends to apply to list its common shares on the NYSE under the symbol “RVI.” The Company anticipates that trading in its common shares will begin on a “when-issued” basis on or shortly before the distribution record date and will continue through the distribution date and that “regular-way” trading in the Company’s common shares will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell the Company’s common shares up to and including through the distribution date, but your transaction will not settle until after the distribution date. The Company cannot predict the trading prices for its common shares before, on or after the distribution date.

Confidential Treatment Requested by Retail Value Inc. RVI-36.

Pursuant to 17 C.F.R. Section 200.83.

Will the number of DDR shares I own change as a result of the distribution?	No. The number of DDR common shares you own will not change as a result of the distribution.

What will happen to the listing of DDR common shares?	Nothing. DDR common shares will continue to be traded on the NYSE under the symbol “DDR.”

How will existing DDR equity incentive awards be treated in the separation?

The Company currently expects that DDR equity-based compensation awards will generally be treated as follows, subject to changes for certain awards or holders, including as may be necessary or desirable under applicable tax or other law:

•   With respect to outstanding options to purchase shares of DDR common stock and DDR performance-based restricted share units (“RSUs”), the number of stock options or the “target” number of performance-based RSUs, as applicable (and, if applicable, the exercise price), will be adjusted so that the awards generally retain, immediately after the separation, the intrinsic value that they had immediately prior to the separation (subject to rounding).

•   With respect to performance-based RSUs granted by DDR to Messrs. Lukes, Makinen and Ostrower in March 2017 and March 2018, the Company currently expects that the determination of relative total shareholder return performance during the applicable performance period will involve a comparison of DDR’s share price at the beginning of the performance period to the sum of DDR’s ending share price and the Company’s ending share price, and will account for distributions made on DDR and Company shares during the performance period.

•   With respect to restricted shares of DDR common stock and DDR time-vesting RSU awards, holders of such awards will generally keep the same number of DDR restricted shares or RSUs, as applicable, and also receive a number of Company restricted shares or RSUs, as applicable, determined in accordance with the distribution ratio for the separation. The Company awards will be subject to substantially the same terms and conditions after the separation as the terms and conditions applicable to the respective original DDR awards prior to the separation, except as may be necessary to comply with applicable tax or other law.

•   With respect to award opportunities granted under DDR’s 2016 Value Sharing Equity Program, the Company expects that the performance goals and other terms applicable to such awards will be adjusted to reflect the effect of the separation.

•   With respect to DDR share units held under DDR’s directors’ deferred compensation plans, the number of such DDR share units will be increased to reflect the value of the distribution of Company common shares in the separation, but holders of such share units will not receive any Company common shares.

Confidential Treatment Requested by Retail Value Inc. RVI-37.

Pursuant to 17 C.F.R. Section 200.83.

•   With respect to DDR stock units held under DDR’s Equity Deferred Compensation Plan, holders of such stock units will receive cash payments in amount equal to the value of the distribution of Company common shares that would have been received by the holders if such stock units had been unrestricted shares of DDR common stock (subject to potential deferral elections).

Will the distribution affect the market price of my DDR shares?	Yes. As a result of the distribution, DDR expects the trading price of DDR common shares immediately following the distribution to be lower than immediately prior to the distribution because their market price will no longer reflect the value of the Company’s assets. Furthermore, until the market has fully analyzed the value of DDR without the assets owned by RVI, the market price of DDR common shares may fluctuate significantly. In addition, although DDR believes that over time following the separation, the common shares of the separated companies, taking into account capital expected to be returned to investors by RVI pursuant to sales of its assets, should have a higher aggregate value, on a fully distributed basis and assuming the same market conditions, than if DDR were to remain under its current configuration, there can be no assurance of this, and thus the combined market prices of DDR common shares and the Company’s common shares after the distribution may be equal to or less than the market price of DDR common shares before the distribution.

Are there risks to owning the Company’s common shares?	Yes. The Company’s business is subject to various risks, including risks relating to the separation. These risks are described in the “Risk Factors” section of this Information Statement beginning on page 32. The Company encourages you to read that section carefully.

Where can DDR shareholders get more information?	Before the separation, if you have any questions relating to the separation, you should contact: DDR Corp. 3300 Enterprise Parkway Beachwood, Ohio 44122 Tel: 216-755-5500 www.ddr.com

After the separation, if you have any questions relating to the Company’s common shares, you should contact:

Retail Value Inc. 3300 Enterprise Parkway Beachwood, Ohio 44122 Tel: 216-755-5500 www.retailvalueinc.com

Confidential Treatment Requested by Retail Value Inc. RVI-38.

Pursuant to 17 C.F.R. Section 200.83.

The Separation and the Distribution

The following is a summary of the material terms of the separation and other related transactions.

Distributing company	DDR Corp.

After the separation, DDR will not own any of the Company’s common shares.

Distributed company	Retail Value Inc.

RVI is an Ohio corporation and, prior to the separation, a wholly-owned subsidiary of DDR. After the separation, the Company will be an independent publicly traded company and intends to conduct its business as a REIT for U.S. federal income tax purposes.

Distribution ratio	Each holder of DDR common shares will receive one of the Company’s common shares for every ten DDR common shares held on , 2018. If you would be entitled to a fractional number of the Company’s common shares, you will instead receive a cash payment in lieu of the fractional share. See “The Company’s Separation from DDR—General—Treatment of Fractional Shares.”

Distributed securities	All of the Company’s common shares owned by DDR, which is 100% of the Company’s common shares outstanding immediately prior to the separation.

Based on the DDR common shares outstanding on , 2018, and the distribution ratio of one of the Company’s common shares for every ten DDR common shares, of the Company’s common shares will be distributed to DDR shareholders.

Distribution record date	The distribution record date is the close of business on , 2018.

Distribution date	The distribution date is on or about , 2018.

Distribution	On the distribution date, DDR, with the assistance of the distribution agent, will electronically issue the Company’s common shares to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment or to surrender or exchange your DDR common shares or take any other action to receive the Company’s common shares on the distribution date to which you are entitled. If you sell DDR common shares in the “regular-way” market on or prior to the distribution date, you will be selling your right to receive the Company’s common shares in the distribution, even if you were the record holder on the distribution record date. Registered shareholders will receive additional information from the distribution agent shortly after the distribution date. Following the distribution, shareholders whose DDR common shares are held in book-entry form may request that their common shares be transferred to a

Confidential Treatment Requested by Retail Value Inc. RVI-39.

Pursuant to 17 C.F.R. Section 200.83.

brokerage or other account at any time, without charge. Beneficial shareholders that hold shares through brokerage firms will receive additional information from their brokerage firms shortly after the distribution date.

Conditions to the distribution	The distribution of the Company’s common shares by DDR is subject to the satisfaction of the following conditions:

•  the SEC shall have declared effective the Company’s Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order relating to the Registration Statement shall be in effect;

• the listing of the Company’s common shares on the NYSE shall have been approved; and

•  no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation and distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

DDR has the right not to complete the distribution if, at any time, its Board of Directors determines, in its sole discretion, that the Company’s separation from DDR is not in the best interests of DDR or its shareholders or that market conditions are such that it is not advisable to separate the Company from DDR.

Stock exchange listing	The Company’s intends to apply to list its common shares on the NYSE under the symbol “RVI.” The Company anticipates that on or prior to the distribution record date, trading of the Company’s common shares will begin on a “when-issued” basis and will continue up to and including the distribution date. See “The Company’s Separation from DDR—Market for Common Shares—Trading Between the Distribution Record Date and Distribution Date.”

After the separation and distribution, DDR common shares will continue to be traded on the NYSE under the symbol “DDR.”

Distribution agent	Computershare Shareowner Services LLC

Tax considerations	The distribution of the Company’s common shares is not expected to qualify for tax-free treatment, and an amount equal to the fair market value of the shares received by you on the distribution date will be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of DDR. The excess will be treated as a non-taxable return of capital to the extent of your tax basis in DDR common shares and any remaining excess will be treated as capital gain. Your tax basis in shares of DDR held at the time of the distribution will be reduced (but not below zero) to the extent the fair market value of the Company’s shares distributed by DDR in the distribution exceeds DDR’s current and accumulated earnings and profits. Your holding period for such DDR shares will not be affected by the distribution. Your holding period for the Company’s common shares will begin the day following the

Confidential Treatment Requested by Retail Value Inc. RVI-40.

Pursuant to 17 C.F.R. Section 200.83.

distribution of the Company’s common shares, and your basis in the Company’s common shares will equal the fair market value of the shares received by you on the distribution date. DDR will not be able to advise shareholders of the amount of earnings and profits of DDR until after the end of the 2018 calendar year. DDR or other applicable withholding agents may be required to withhold on all or a portion of the distribution payable to non-U.S. shareholders. For a more detailed discussion, see “The Company’s Separation From DDR—Certain U.S. Federal Income Tax Consequences of the Separation” and “Certain U.S. Federal Income Tax Considerations.”

Confidential Treatment Requested by Retail Value Inc. RVI-41.

Pursuant to 17 C.F.R. Section 200.83.

Summary Selected Financial Information

The following table sets forth the selected combined financial information and other data, which was carved-out from the financial information of DDR at their historical carrying amounts. As of December 31, 2017, RVI did not conduct any business and did not have any material assets or liabilities. The selected historical financial information and other data set forth below as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 has been derived from the RVI predecessor’s audited combined financial statements prepared in accordance with accounting principles generally accepted in the United States, or GAAP, which are included elsewhere in this Information Statement.

The combined financial statements include the revenues and direct expenses of the RVI predecessor. Certain direct costs historically paid by the properties but contracted through DDR include, but are not limited to, management fees, insurance, compensation costs and out of pocket expenses directly related to the management of the properties. Additionally, the combined financial statements also include an allocation of indirect costs and expenses incurred by DDR related to the Company’s business, primarily consisting of compensation and other general and administrative costs that have been allocated using the relative percentage of property revenue of RVI and DDR management’s knowledge of the RVI business, as well as interest expense on DDR unsecured debt allocated to the Company’s unencumbered assets based on the excess of total net assets over total liabilities for each unencumbered asset. The amounts allocated in the accompanying combined financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had RVI been a separate independent entity. The Company and DDR believe the assumptions underlying DDR’s allocation of indirect expenses are reasonable.

The Company anticipates making distributions to holders of its common shares to satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax (other than with respect to operations through the Company’s TRS). U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. The Company generally intends to make distributions with respect to each taxable year in an amount at least equal to its REIT taxable income for such taxable year.

Summary Selected Financial Information is presented below (in thousands):

	For the Year Ended December 31,
	2017	2016	2015
Operating Data:
Revenues	$322,879	$316,058	$298,280
Rental operating expenses	89,409	85,971	83,187
Net loss	(292,453)	(59,208)	(42,623)

	December 31,
	2017	2016
Balance Sheet Data:
Real estate (at cost)	$2,849,873	$3,219,540
Real estate, net of accumulated depreciation	2,150,585	2,557,649
Total assets	2,326,602	2,717,184
Total indebtedness	1,134,152	1,218,167
Total equity	1,090,464	1,384,894

Confidential Treatment Requested by Retail Value Inc. RVI-42.

Pursuant to 17 C.F.R. Section 200.83.

	For the Year Ended December 31,
	2017	2016	2015
Cash Flow Data:
Cash flow provided by (used for):
Operating activities	$96,242	$102,299	$73,290
Investing activities	(9,643)	(177,540)	(226,102)
Financing activities	(89,305)	79,566	153,481

Other Data:
FFO	$95,570	$103,822	$71,985
Operating FFO	116,270	103,806	90,580

FFO is generally defined and calculated by the Company as net income (loss) (computed in accordance with GAAP), adjusted to exclude (i) gains and losses from disposition of depreciable real estate property, which are presented net of taxes, if any, (ii) impairment charges on depreciable real estate property and (iii) certain non-cash items. These non-cash items principally include real property depreciation and amortization of intangibles. The Company’s calculation of FFO is consistent with the definition of FFO provided by the National Association of Real Estate Investment Trusts (“NAREIT”).

The Company believes that certain gains and charges recorded in its operating results are not comparable or reflective of its core operating performance. As a result, the Company also computes Operating FFO and discusses it with the users of its financial statements, in addition to other measures such as net income (loss) determined in accordance with GAAP and FFO. Operating FFO is generally defined and calculated by the Company as FFO excluding certain charges and gains that management believes are not comparable and indicative of the results of the Company’s operating real estate portfolio. Such adjustments include gains/losses on the sale of non-depreciable real estate, impairments of non-depreciable real estate, gains/losses on the early extinguishment of debt, net hurricane-related losses, transaction costs and other restructuring type costs. The disclosure of these charges and gains is generally requested by users of the Company’s financial statements. The adjustment for these charges and gains may not be comparable to how other REITs or real estate companies calculate their results of operations, and the Company’s calculation of Operating FFO differs from NAREIT’s definition of FFO. Additionally, the Company provides no assurances that these charges and gains are non-recurring. These charges and gains could be reasonably expected to recur in future results of operations.

These measures of performance are used by the Company for several business purposes and by other REITs. The Company uses FFO and/or Operating FFO in part (i) as a disclosure to improve the understanding of the Company’s operating results among the investing public, (ii) as a measure of a real estate asset’s performance and (iii) to compare the Company’s performance to that of other publicly traded shopping center REITs.

Confidential Treatment Requested by Retail Value Inc. RVI-43.

Pursuant to 17 C.F.R. Section 200.83.

The Company’s reconciliation of net loss computed in accordance with GAAP to FFO and Operating FFO is as follows (in thousands).

	For the Year Ended December 31,
	2017	2016	2015
Net loss	$(292,453)	$(59,208)	$(42,623)
Depreciation and amortization of real estate investments	116,460	120,002	109,451
Impairment of depreciable real estate assets	272,164	43,477	5,295
Gain on disposition of depreciable real estate	(601)	(449)	(138)

FFO	95,570	103,822	71,985
Hurricane casualty loss	3,626	—	—
Impairment charges – non-depreciable assets	—	—	14,109
Separation charges	4,068	—	494
Other (income) expense, net	1,962	373	1,204
Valuation allowance/tax expense	10,794	460	3,362
Loss (gain) on disposition of non-depreciable real estate	250	(849)	(574)

Non-operating items, net	20,700	(16)	18,595

Operating FFO	$116,270	$103,806	$90,580

Confidential Treatment Requested by Retail Value Inc. RVI-44.

Pursuant to 17 C.F.R. Section 200.83.

RISK FACTORS

The following are certain risk factors that could affect the Company’s business, financial condition and results of operations. The risks that are highlighted below are not the only ones that the Company faces. You should carefully consider each of the following risks and all of the other information contained in this Information Statement. Some of these risks relate principally to the Company’s separation from DDR, while others relate principally to the Company’s business and the industry in which it operates or to the securities markets generally and ownership of the Company’s common shares. If any of the following risks actually occur, the Company’s business, financial condition or results of operations could be negatively affected.

Risks Related to the Company’s Business, Properties and Strategies

The Company Was Recently Organized and Has a Very Limited Operating History, and It May Not Be Able to Operate its Business Successfully or Generate Sufficient Cash Flow to Meet its Debt Service Obligations or Make or Sustain Distributions to Its Shareholders

The Company was organized in 2017 and has a very limited operating history. The Company cannot assure you that it will be able to operate its business successfully or implement its business strategy as described in this Information Statement. As a result, ownership of the Company’s common shares may entail more risk than an investment in the common shares of a real estate company with a substantial operating history. If the Company is unable to operate its business successfully, it would not be able to generate sufficient cash flow to meet its debt service obligations or make or sustain distributions to its shareholders, and you could lose all or a portion of the value of your ownership in its common shares.

The Company’s Historical Combined and Pro Forma Financial Information Are Not Necessarily Indicative of Its Future Financial Condition, Results of Operations or Cash Flows nor Do They Reflect What the Company’s Financial Condition, Results of Operations or Cash Flows Would Have Been as an Independent Public Company during the Periods Presented

The historical combined financial information included in this Information Statement does not reflect what the Company’s financial condition, results of operations or cash flows would have been as an independent public company during the periods presented and is not necessarily indicative of the Company’s future financial condition, future results of operations or future cash flows. This is primarily a result of the following factors:

•	the Company’s historical combined financial results reflect allocations of expenses for services historically provided by DDR, and may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in the Company’s cost structure, management, financing arrangements and business operations as a result of the separation from DDR; and

•	the Company’s working capital requirements and capital expenditures historically have been satisfied as part of DDR’s corporate-wide capital access, capital allocation and cash management programs; the Company’s debt structure and cost of debt and other capital may be significantly different from that reflected in the historical combined financial statements.

The pro forma adjustments are based on available information and assumptions that the Company believes are reasonable; however, the Company’s assumptions may prove not to be accurate. In addition, the Company’s unaudited pro forma combined financial information may not give effect to various ongoing

Confidential Treatment Requested by Retail Value Inc. RVI-45.

Pursuant to 17 C.F.R. Section 200.83.

additional costs that the Company may incur in connection with being an independent public company. Accordingly, the unaudited pro forma combined financial information does not reflect what the Company’s financial condition, results of operations or cash flows would have been as an independent public company and are not necessarily indicative of the Company’s future financial condition, future results of operations or future cash flows. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Financial Information,” “Unaudited Pro Forma Financial Information,” and the combined financial statements and corresponding notes included elsewhere in this Information Statement.

The Company May Have Difficulty Selling Its Real Estate Investments, and Its Ability to Distribute All or a Portion of the Net Proceeds from Any Such Sales to Its Shareholders Will Be Limited by the Terms of the Mortgage Financing

A key component of the Company’s business strategy is the sale of its properties and using the proceeds thereof to pay operating expenses, repay indebtedness and make distributions to shareholders. The mortgage financing contains significant restrictions on the Company’s ability to distribute sales proceeds to shareholders. As a result, the Company anticipates that the majority of distributions of sales proceeds to be made to shareholders will not occur until after the mortgage loan has been repaid or refinanced.

Furthermore, real estate investments are relatively illiquid and, as a result there can be no assurance that the Company will be able to sell its properties on favorable terms or at all. Moreover, real estate sales prices are constantly changing and fluctuate with changes in interest rates, supply and demand dynamics, occupancy percentages, lease rates, the availability of suitable buyers, the perceived quality and dependability of income flows from tenants and a number of other factors, both local and national. Subject to certain limitations, the terms of the mortgage financing also prohibit sales of the Company’s continental U.S. properties unless prices equal or exceed the release price designated for a specific property. When the Company sells any of its assets, it may recognize a loss on such sale.

To the extent the Company provides any estimates with respect to the value of the Company’s assets or the timing and amount of distributions it will make, such estimates are based on multiple assumptions, one or more of which may prove incorrect, and the actual prices realized from the sale of the Company’s assets and the timing and amount of actual distributions may vary materially from the Company’s estimates. The Company cannot assure shareholders of the actual amount they will receive in distributions from the Company’s disposition strategy or when they will be paid. Additionally, the RVI Board has discretion as to the timing of distributions of net sales proceeds. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financing Activities.”

The Company’s ability to sell its properties may also be limited by its need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property, unless the disposition qualifies for a safe harbor under the Code. In order to ensure that a property disposition qualifies for the safe harbor, the Company may be required to hold such property for a minimum period of time and comply with certain other requirements in the Code. Gain from the disposition of properties owned indirectly through a TRS is not subject to the 100% prohibited transactions tax, but such gain would be subject to tax at the TRS level (the current U.S. federal income tax rate applicable to corporations is 21%). If the Company is not able to sell its properties at the prices it expects and in a cost efficient manner, its profitability and its ability to meet debt and other financial obligations and make distributions to shareholders could be materially adversely effected.

The RVI Board and Management May Change the Company’s Strategy Without Shareholder Approval

The RVI Board and management may change the Company’s strategy with respect to capitalization, investment, distributions, operations and/or disposition of properties. The RVI Board and management may establish new strategies as deemed appropriate, and the Company may become a long-term real estate holder and begin to make

Confidential Treatment Requested by Retail Value Inc. RVI-46.

Pursuant to 17 C.F.R. Section 200.83.

acquisitions in the United States and/or Puerto Rico. Although the RVI Board and management have no present intention to revise or amend the Company’s strategy and policies, they may do so at any time without a vote by the shareholders. The results of decisions made by the RVI Board and management could adversely affect the Company’s financial condition or results of operations, including its ability to distribute cash to shareholders or qualify as a REIT.

The Economic Performance and Value of the Company’s Shopping Centers Depend on Many Factors, Each of Which Could Have an Adverse Impact on the Company’s Cash Flows and Operating Results

The economic performance and value of the Company’s real estate holdings can be affected by many factors, including the following:

•	changes in the national, regional, local and international economic climate;

•	local conditions, such as an oversupply of space or a reduction in demand for real estate in the area;

•	the attractiveness of the properties to tenants;

•	the increase in consumer purchases through the Internet;

•	the Company’s ability to secure adequate management services to maintain its properties;

•	increased operating costs, if these costs cannot be passed through to tenants; and

•	the expense of periodically renovating, repairing and re-letting spaces.

Because the Company’s properties consist of retail shopping centers, the Company’s performance is linked to general economic conditions in the retail market, including conditions that affect consumers’ purchasing behaviors and disposable income. The market for retail space has been and may continue to be adversely affected by the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, increases in consumer Internet purchases, the excess amount of retail space in a number of markets and weakness in the national, regional and local economies. The Company’s performance is affected by its tenants’ results of operations which are impacted by consumer preferences and macroeconomic factors that affect consumers’ ability to purchase goods and services. If the price of the goods and services offered by its tenants materially increases, including as a result of increases in taxes or tariffs resulting from, among other things, potential changes in the Code, the operating results and the financial condition of the Company’s tenants and demand for retail space could be adversely affected. To the extent that any of these conditions occur, they are likely to affect market rents for retail space. In addition, the Company may face challenges in the management and maintenance of its properties or incur increased operating costs, such as real estate taxes, insurance and utilities, that may make its properties unattractive to tenants. The loss of rental revenues from a number of the Company’s tenants and its inability to replace such tenants may adversely affect the Company’s profitability, its ability to meet its debt and other financial obligations and make distributions to shareholders and its ability to sell properties on attractive terms or at all.

Confidential Treatment Requested by Retail Value Inc. RVI-47.

Pursuant to 17 C.F.R. Section 200.83.

The Company Relies on Major Tenants, Making It Vulnerable to Changes in the Business and Financial Condition of, or Demand for Its Space by, Such Tenants

As of December 31, 2017, the annualized base rental revenues of the Company’s tenants that are equal to or exceed 3.0% of the Company’s aggregate annualized shopping center base rental revenues, including its proportionate share of joint venture aggregate annualized shopping center base rental revenues, were as follows:

Tenant	% of Annualized Base Rental Revenues
Walmart and Sam’s Club	4.3%
Bed Bath & Beyond	3.4%
TJX Companies (T.J. Maxx, Marshalls and HomeGoods)	3.4%

The retail shopping sector has been affected by economic conditions, including increases in consumer Internet purchases, as well as the competitive nature of the retail business and the competition for market share where stronger retailers have out-positioned some of the weaker retailers. These shifts have forced some market share away from weaker retailers and required them, in some cases, to declare bankruptcy and/or close stores. In some cases, major tenants may declare bankruptcy or might take advantage of early termination of leases in connection with a plan to close stores.

As information becomes available regarding the status of the Company’s leases with tenants in financial distress or as the future plans for their spaces change, the Company may be required to write off and/or accelerate depreciation and amortization expense associated with a significant portion of the tenant-related deferred charges in future periods. The Company’s income and ability to meet its financial obligations could also be adversely affected in the event of the bankruptcy, insolvency or significant downturn in the business of one of these tenants or any of the Company’s other major tenants. In addition, the Company’s results could be adversely affected if any of these tenants do not renew their leases as they expire on terms favorable to the Company or at all.

The Company’s Dependence on Rental Income May Adversely Affect Its Ability to Meet Its Debt Obligations and Make Distributions to Shareholders

Substantially all of the Company’s income is derived from rental income from real property. As a result, the Company’s performance depends on its ability to collect rent from tenants. The Company’s income and funds for distribution would be negatively affected if a significant number of its tenants, or any of its major tenants, were to do the following:

•	experience a downturn in their business that significantly weakens their ability to meet their obligations to the Company;

•	delay lease commencements;

•	decline to extend or renew leases upon expiration;

•	fail to make rental payments when due; or

•	close stores or declare bankruptcy.

Any of these actions could result in the termination of tenants’ leases and the loss of rental income attributable to the terminated leases. Lease terminations by an anchor tenant or a failure by that anchor tenant to

Confidential Treatment Requested by Retail Value Inc. RVI-48.

Pursuant to 17 C.F.R. Section 200.83.

occupy the premises could also result in lease terminations or reductions in rent by other tenants in the same shopping centers under the terms of some leases. In addition, the Company cannot be certain that any tenant whose lease expires will renew that lease or that it will be able to re-lease space on economically advantageous terms. The loss of rental revenues from a number of the Company’s major tenants and its inability to replace such tenants may adversely affect the Company’s profitability, its ability to meet debt and other financial obligations and make distributions to shareholders and its ability to sell properties on attractive terms or at all.

E-Commerce May Have an Adverse Impact on the Company’s Tenants and Business

E-commerce continues to gain in popularity and growth in Internet sales is likely to continue in the future. Competition from Internet retailers has resulted and could continue to result in a downturn or distress in the business of some of the Company’s tenants and could affect the way other current and future tenants lease space. For example, the migration towards e-commerce has led many omnichannel retailers to prune the number and size of their traditional “bricks and mortar” locations to increasingly rely on e-commerce and alternative distribution channels. The Company cannot predict with certainty how continued growth in e-commerce will impact the demand for space at its properties or how much revenue will be generated at traditional store locations in the future. If the Company is unable to anticipate and respond promptly to trends in retailer and consumer behavior, its occupancy levels and operating results could be materially and adversely affected.

The Company’s Cash Flows and Operating Results Could Be Adversely Affected by Required Payments of Debt or Related Interest and Other Risks of Its Debt Financing

As a result of the mortgage loan, the Company is generally subject to the risks associated with debt financing. These risks include the following:

•	the Company’s cash flow may not satisfy required payments of principal and interest;

•	the Company may not be able to extend or refinance existing indebtedness, or the terms of the refinancing may be less favorable to the Company than the terms of existing debt;

•	required debt payments are not reduced if the economic performance of any property declines;

•	debt service obligations and restrictive covenants which limit the Company’s ability to access and utilize cash generated from the operation of its properties could reduce funds available for distribution to the Company’s shareholders and funds available for capital maintenance and other operating expenses;

•	any default on the Company’s indebtedness could result in acceleration of those obligations, which could result in the acceleration of other debt obligations and possible loss of properties to foreclosure; and

•	the Company may not be able to finance necessary capital expenditures for purposes such as re-leasing space on favorable terms or at all.

If properties are mortgaged to secure payment of indebtedness, as is the case with the mortgage loan, and the Company cannot or does not make the mortgage payments, it may have to surrender the properties to the lender with a consequent loss of any prospective income and equity value from such properties, which may also adversely affect the Company’s credit ratings. Any of these risks can place strains on the Company’s cash flows, reduce its ability to make distributions to shareholders and adversely affect its results of operations.

Confidential Treatment Requested by Retail Value Inc. RVI-49.

Pursuant to 17 C.F.R. Section 200.83.

Liquidity Constraints Could Impact the Company’s Ability to Pursue Its Strategy and Make Distributions to its Shareholders

The Company may have liquidity restraints due to a number of factors, including:

•	the need to fund REIT dividends and pay cash taxes in Puerto Rico and at the TRS level;

•	provisions of the mortgage loan requiring debt servicing, required reserves for operating expenditures and, beginning on March 31, 2019, significant loan amortization in the event certain debt yield thresholds are not satisfied;

•	significant limitations on incurring additional debt under the terms of the mortgage financing;

•	lack of collateral to offer for additional debt because all of the properties currently owned by the Company are mortgaged or pledged in support of the mortgage financing; and

•	payments of significant management fees to DDR pursuant to the Management Agreements.

The Company may require additional capital for other capital needs including capital expenditures, working capital and other expenses related to its properties. There is no assurance that the Company will have sufficient capital for those purposes. If it does not have sufficient liquidity, there can be no assurance that the Company would be able to access the capital markets, and any failure to obtain financing to meet its capital needs, on favorable terms or at all, could reduce, delay or terminate planned distributions to its shareholders.

The Company’s Financial Condition Could Be Adversely Affected by Restrictive Covenants

The instruments governing the Company’s debt, including the mortgage financing, contain operating covenants as well as important limitations on the Company’s ability to incur additional indebtedness, sell one or more of its assets, make distributions to shareholders and access operating cash from properties. These instruments also contain customary default provisions including the failure to pay principal and interest issued thereunder in a timely manner, the failure to comply with certain covenants and the failure of the Company or its subsidiaries to pay when due certain indebtedness beyond applicable grace and cure periods. These covenants also limit the Company’s ability to obtain additional funds needed to address cash shortfalls, improve properties or pursue opportunities or transactions that would provide substantial return to its shareholders. In addition, a breach of these covenants could cause a default or accelerate some or all of any other indebtedness the Company may incur, which could have a material adverse effect on its financial condition. For more information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financing Activities.”

The Company Has Variable-Rate Debt and Interest Rate Risk (Subject to a Cap)

The Company has indebtedness with interest rates that vary depending upon the market index. In particular, the Company’s mortgage financing bears interest at a variable rate initially equal to the one-month LIBOR rate plus 3.15% per annum, subject to an interest rate cap of 3.0% on the one-month LIBOR rate. As of March 23, 2018, the interest rate was 4.93%. The mortgage financing is comprised of several tranches of debt with interest rates varying by seniority, and the weighted average interest rate spread applicable to the mortgage financing will increase over time as the servicer applies prepayments (including prepayments made with net proceeds from the Company’s asset sales) to more senior tranches of the loan. The Company may incur additional variable-rate debt in the future to the extent permitted by the terms of the mortgage financing or any refinancing thereof. Increases in interest rates would increase the Company’s interest expense, which would negatively affect net earnings and cash available for payment of its debt obligations and distributions to its shareholders.

Confidential Treatment Requested by Retail Value Inc. RVI-50.

Pursuant to 17 C.F.R. Section 200.83.

The Company Is Subject to Risks Relating to the Puerto Rican Economy and Government

In recent years, the economy in Puerto Rico has experienced a sustained downturn and the territorial government of Puerto Rico has operated at substantial spending deficits. These economic conditions, which have been exacerbated by recent severe weather events and their aftermath, have adversely affected the territorial government’s current and expected cash flows and resulted in credit downgrades that triggered acceleration clauses in certain outstanding municipal bonds and other bonds. As a result, the territorial government of Puerto Rico and certain utility companies, both of which are obligors on issued bonds, have defaulted on certain of their outstanding debt obligations and announced that they expect to be unable to meet their existing debt obligations. If the territorial government and certain utilities are not able to restructure their debt obligations or obtain forbearance on debt service payments, they may be unable to provide various services (including utilities) relied upon in the operation of businesses in Puerto Rico. Furthermore, inaccessibility of utilities and other government services or providing those services at a significantly higher cost, along with a continued economic downturn, the inability to recover from recent severe weather events and increases in taxes in Puerto Rico, may result in continued or increased migration of residents of Puerto Rico to mainland United States and elsewhere, which could decrease the territory’s tax base, exacerbating the territorial government’s cash flow issues, and decrease the number of consumers in Puerto Rico. In turn, consumers who remain in Puerto Rico could have less disposable income, which may result in declining merchant sales and merchant inability to expand or lease new space or pay rent or pay other expenses for new or existing operations, or result in a general decline in prevailing rental rates. The Company may be subject to other risks such as labor disruptions and labor shortages, difficulties in managing international operations, potentially adverse tax consequences, including unexpected or unfavorable changes in tax structure, laws restricting the Company’s ability to transfer profits between jurisdictions or to repatriate profits to the United States, additional accounting and control expenses and the administrative burden associated with complying with laws from a variety of jurisdictions. In addition, financing may not be available at acceptable rates outside, and equity requirements may be different from those applicable to financings of properties located in, the continental U.S. Each of these factors may adversely affect the Company’s ability to refinance the mortgage loan which currently encumbers the Company’s Puerto Rico properties, the price at which the Company may be able to sell these assets, the operating results of these properties and the anticipated return on investment, any of which could have an adverse effect on its results of operations.

As of December 31, 2017, the Company owned 12 assets in Puerto Rico, aggregating 4.4 million square feet of Company-owned GLA. These assets represent 33% of the Company’s total combined revenue and 35% of the Company’s combined property revenue less property expenses (i.e., property net operating income) for the year ended December 31, 2017. Additionally, these assets account for 27% of Company-owned GLA at December 31, 2017. The persistence or further deterioration of economic conditions in Puerto Rico could have a negative impact on the Company’s results of operations, cash flows and financial condition, ability to make distribution to shareholders and ability to sell properties on attractive terms or at all.

The Company may not Qualify as a REIT in Puerto Rico, and the Company may be Subject to the Regular Corporate Income Tax Rate in Puerto Rico on Income that is Effectively Connected with a Trade or Business in Puerto Rico.

DDR and the Company are seeking to transfer to the Company a certain closing agreement between DDR and the Puerto Rico Department of Treasury or the PR Treasury. The transfer of the closing agreement is not specifically contemplated under the Puerto Rico Internal Revenue Code of 2011, as amended, and such transfer requires the consent of the PR Treasury. If the PR Treasury consents to the transfer of the closing agreement under its current terms, the closing agreement will provide to the Company REIT status in Puerto Rico so long as the Company qualifies as a REIT in the U.S. and distributes at least 90% of its Puerto Rico net taxable income to its shareholders. Under the closing agreement, the Company would be exempt from Puerto Rico income taxes and its distributions of Puerto Rico net taxable income to the shareholders would be subject to a

Confidential Treatment Requested by Retail Value Inc. RVI-51.

Pursuant to 17 C.F.R. Section 200.83.

10% withholding tax. The Company is not aware of any similar transaction in Puerto Rico in which the PR Treasury has consented to the transfer of a similar closing agreement. No assurance can be given that the PR Treasury will agree to the transfer of the closing agreement to the Company or that it will not impose additional conditions in order to consent to such transfer. If the PR Treasury does not consent to the transfer, the Company will be subject to Puerto Rico income tax at regular corporate rates on its income that is effectively connected with a trade or business in Puerto Rico, which may result in a higher tax liability in Puerto Rico that will reduce the amount of cash available for distribution.

The Company’s Properties Could Be Subject to Damage from Weather-Related Factors

The Company’s properties are generally open-air shopping centers. Extreme weather conditions may impact the profitability of the Company’s tenants by decreasing traffic at or hindering access to the Company’s properties, which may decrease the amount of rent the Company collects. Furthermore, a number of the Company’s properties are located in areas that are subject to natural disasters, including Puerto Rico and Florida. Such properties would therefore be affected by any future increases in sea levels or in the frequency or severity of hurricanes and tropical storms, whether such increases are caused by global climate changes or other factors.

Recent severe weather conditions, including Hurricane Maria, caused substantial damage to property and infrastructure in Puerto Rico, including many of the Company’s shopping centers located there. The Company has made assessments of the scope of damages to its properties, but the costs ultimately associated with such damages may exceed estimates. Furthermore, the Company will continue to experience business disruptions at its properties until it makes necessary repairs and reopens such properties. The timing of such repairs will be highly dependent upon factors beyond the Company’s control, such as the availability of building materials or supplies and labor, which were seriously diminished in the wake of Hurricane Maria, or the ability to adequately access utilities. Additionally, any failure of civil authorities to ensure public safety and maintain order may also interfere with the Company’s efforts to reopen properties. Such delays could increase the duration of business disruptions, as well as the related costs, beyond the Company’s expectations. Any insurance coverage for losses due to damage or business disruption may prove to be inadequate or unavailable.

The Company’s Real Estate Assets May Be Subject to Impairment Charges

On a periodic basis, the Company assesses whether there are any indicators that the value of its real estate assets may be impaired. A property’s value is impaired only if the estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. In the Company’s estimate of cash flows, it considers factors such as expected future operating income, trends and prospects, the effects of demand, competition and other factors. As the Company evaluates the potential sale of an asset, the undiscounted future cash flow considerations include the most likely course of action at the balance sheet date based on current plans, intended holding periods and available market information. The Company is required to make subjective assessments as to whether there are impairments in the value of its real estate assets. These assessments have a direct impact on the Company’s earnings because recording an impairment charge results in an immediate negative adjustment to earnings. There can be no assurance that the Company will not take significant impairment charges in the future, especially in light of the Company’s strategy to sell properties. Any future impairment could have a material adverse effect on the Company’s results of operations in the period in which the charge is taken.

The Company May Be Subject to Litigation That Could Adversely Affect Its Results of Operations

The Company may be a defendant from time to time in lawsuits and regulatory proceedings relating to its business. Due to the inherent uncertainties of litigation and regulatory proceedings, the Company cannot accurately

Confidential Treatment Requested by Retail Value Inc. RVI-52.

Pursuant to 17 C.F.R. Section 200.83.

predict the ultimate outcome of any such litigation or proceedings. An unfavorable outcome could adversely affect the Company’s business, financial condition or results of operations. Any such litigation could also lead to increased volatility of the trading price of the Company’s common shares.

The Company’s Real Estate Investments May Contain Environmental Risks That Could Adversely Affect Its Results of Operations

Conditions at the Company’s properties may subject the Company to liabilities, including environmental liabilities. The Company’s operating expenses could be higher than anticipated due to the cost of complying with existing or future environmental laws and regulations. In addition, under various federal, state, territorial and local laws, ordinances and regulations, the Company may be considered an owner or operator of real property or to have arranged for the disposal or treatment of hazardous or toxic substances. As a result, the Company may become liable for the costs of removal or remediation of certain hazardous substances released on or in its properties. The Company may also be liable for other potential costs that could relate to hazardous or toxic substances (including governmental fines and injuries to persons and property). The Company may incur such liability whether or not it knew of, or was responsible for, the presence of such hazardous or toxic substances. Such liability could be of substantial magnitude and divert management’s attention from other aspects of the Company’s business and, as a result, could have a material adverse effect on the Company’s operating results and financial condition, as well as its ability to make distributions to shareholders. Environmental conditions at the Company’s properties may also limit the number of potential buyers for a property and decrease the price at which a property can be sold (if it can be sold at all).

An Uninsured Loss on the Company’s Properties or a Loss That Exceeds the Limits of the Company’s Insurance Policies Could Subject the Company to Lost Capital or Revenue on Those Properties

Under the terms and conditions of the leases currently in effect on the Company’s properties, tenants generally are required to indemnify and hold the Company harmless from liabilities resulting from injury to persons, air, water, land or property, on or off the premises, due to activities conducted on the properties, except for claims arising from the negligence or intentional misconduct of the Company or its agents. Additionally, tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease liability and full replacement value property damage insurance policies. The Company has comprehensive liability, casualty, flood, terrorism and rental loss insurance policies on its properties. All of these policies may involve substantial deductibles and certain exclusions. Furthermore, there is no assurance that the Company will be able to renew or secure additional insurance policies on commercially reasonable terms or at all. In addition, tenants could fail to properly maintain their insurance policies or be unable to pay the deductibles. Should a loss occur that is uninsured or is in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, the Company could lose all or part of its capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on the Company’s operating results and financial condition, as well as its ability to make distributions to shareholders.

Compliance with Certain Laws and Governmental Rules and Regulations May Require the Company to Make Unplanned Expenditures That Adversely Affect the Company’s Cash Flows

The Company is required to operate its properties in compliance with certain laws and governmental rules and regulations, including the Americans with Disabilities Act, fire and safety regulations, building codes and other land use regulations, as currently in effect or as they may be enacted or adopted and become applicable to the properties, from time to time. The Company may be required to make substantial capital expenditures to make upgrades at its properties or otherwise comply with those requirements, and these expenditures could have a material adverse effect on its ability to meet its financial obligations and make distributions to shareholders.

Confidential Treatment Requested by Retail Value Inc. RVI-53.

Pursuant to 17 C.F.R. Section 200.83.

After the Separation, the Company Will Have Significant Shareholders Who May Exert Influence on the Company as a Result of Their Considerable Beneficial Ownership of the Company’s Common Shares, and Their Interests May Differ from the Interests of Other Shareholders

After the completion of the separation, Mr. Alexander Otto, who is expected to designate a member of the RVI Board, will be in a position to exert significant influence over the Company because of his considerable beneficial ownership of the Company’s common shares. Upon completion of the separation, it is expected that Mr. Otto will own approximately 18% of the Company’s common shares, and therefore Mr. Otto may exert influence with respect to matters that are brought to a vote of the RVI Board and/or the holders of the Company’s common shares. Among others, these matters include the election of the RVI Board, corporate finance transactions and joint venture activity, merger, acquisition and disposition activity, and amendments to the Articles of Incorporation and Code of Regulations. In the context of major corporate events, the interests of the Company’s significant shareholder may differ from the interests of other shareholders. For example, if a significant shareholder does not support a merger, tender offer, sale of assets or other business combination because the shareholder judges it to be inconsistent with the shareholder’s investment strategy, the Company may be unable to enter into or consummate a transaction that would enable other shareholders to realize a premium over the then-prevailing market prices for common shares. Furthermore, if the Company’s significant shareholder sells substantial amounts of the Company’s common shares in the public market to enhance the shareholders’ liquidity positions, fund alternative investments or for other reasons, the trading price of the Company’s common shares could decline significantly and other shareholders may be unable to sell their common shares at favorable prices. The Company cannot predict or control how the Company’s significant shareholders may use the influence they will have as a result of their common share holdings.

The Company Faces Risks Relating to Cybersecurity Attacks and Other Data Breaches

The Company’s business is at risk from and may be impacted by cybersecurity intrusions and other data security breaches. Such attacks could range from individual attempts to gain unauthorized access to information technology systems, to more sophisticated and coordinated security threats such as social engineering. The Company depends wholly on third parties, including DDR, to provide important information technology services relating to several key business functions, such as payroll, human resources, electronic communications and certain finance functions. Although the Company and such third parties employ a number of measures to prevent, detect and mitigate these threats, including password protection, firewalls, backup servers, threat monitoring and periodic penetration testing, there is no guarantee such efforts will be successful in preventing a data breach. Furthermore, the security measures employed by third-party service providers may prove to be ineffective at preventing breaches of their systems and the Company will have no control over such measures employed by third-parties, including DDR. Data breach incidents could compromise the confidential information of the Company’s tenants and third-party vendors and disrupt the Company’s business operations.

Violent Crime, Including Terrorism, or Civilian Unrest May Affect the Markets in which the Company Operates Its Business and Its Profitability

Certain of the Company’s properties are located in or near major metropolitan areas or other areas that have experienced, and remain susceptible to, violent crime, including terrorist attacks. Any kind of violent criminal acts, including terrorist acts against public institutions or buildings or modes of public transportation (including airlines, trains or buses), could alter shopping habits or deter customers from visiting the Company’s shopping centers, which would have a negative effect on the Company’s business, the operations of its tenants and the value of its properties.

Confidential Treatment Requested by Retail Value Inc. RVI-54.

Pursuant to 17 C.F.R. Section 200.83.

Risks Related to the Company’s Relationship with DDR and the Manager

The Company Is Dependent on The Manager, DDR and Its Key Personnel Who Provide Services to the Company, and the Company May Not Find a Suitable Replacement for the Manager if the Management Agreements are Terminated, or for Key Personnel if They Leave DDR or Otherwise Become Unavailable to Us

The Company has no separate management and is reliant on the Manager. The Manager has significant discretion as to the implementation of the Company’s operating policies and strategy, although the Manager shall at all times be subject to supervision by the RVI Board. All of the Company’s executive officers are and will be executives of DDR. Accordingly, the Company believes that its success will depend to a significant extent upon the efforts, experience, diligence, skill and continued service of the officers and key personnel of DDR. The departure of any of the officers or key personnel of DDR could have a material adverse effect on the Company’s performance.

The Company offers no assurance that the Manager will remain the Company’s manager or that the Company will continue to have access to DDR’s officers and key personnel. DDR will not be obligated to dedicate any specific personnel exclusively to the Company, nor will DDR be obligated to dedicate any specific portion of time to the Company’s business, and none of DDR’s employees are contractually dedicated to the Company under its Management Agreements with the Manager. The officers and employees of DDR have significant responsibilities associated with DDR and as a result, these individuals may not always be willing or able to devote sufficient time to the management of the Company’s business.

The initial term of the Management Agreements only extends until December 31, 2019, with automatic six month renewals thereafter subject to the right of the Company or the Manager to terminate the Management Agreements upon 60 days’ written notice (see “The Company’s Manager and the Management Agreements—Management Agreements”). If the Management Agreements are terminated, the Company may incur expenses and disruptions in transitioning to a replacement manager, and if no suitable replacement manager is found to manage the Company and its properties, the Company likely would not be able to execute its business plan.

The Company May Have Conflicts of Interest with DDR and the Manager

The Company is subject to conflicts of interest arising out of its relationships with DDR and the Manager. Specifically, all of the Company’s executive officers are executives of DDR. DDR and the Company’s executive officers may have conflicts between their duties to the Company and their duties to, and interests in, DDR. Conflicts with the Company’s business and interests are most likely to arise from involvement in activities related to the allocation of DDR management’s time and services between the Company and DDR, the terms and timing of sales of Company properties and the lease of vacant space or renewal of existing leases at the Company’s properties, which may be located near and compete with properties owned or managed by affiliates of DDR.

The Company will pay the Manager substantial fees regardless of the performance of the Company’s properties. The Manager’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking strategies that maximize total returns to the Company’s shareholders. The Manager may also be motivated to take or recommend certain actions with respect to dispositions and leasing activities that could increase the potential that it will earn additional fees, but which may not be consistent with actions desired by the Company’s shareholders. This in turn could hurt the Company’s ability to make distributions to its shareholders, the value of the Company’s assets and the market price of the Company’s common shares.

Confidential Treatment Requested by Retail Value Inc. RVI-55.

Pursuant to 17 C.F.R. Section 200.83.

The Management Agreements with the Manager Were Not Negotiated on an Arm’s-Length Basis and May Not Be as Favorable to the Company as If They Had Been Negotiated with an Unaffiliated Third-Party and May Be Difficult to Terminate

The Company’s executive officers and two of its six initial directors are executives of DDR. The Management Agreements, the Separation and Distribution Agreement and the Tax Matters Agreement have been and will be negotiated between related parties and, although the Company believes the terms are reasonable and approximate terms of an arm’s length transaction, their terms, including fees and other amounts payable, may not be as favorable to the Company as if it had been negotiated at arm’s length with an unaffiliated third-party.

The Property Management Agreements may be terminated on December 31, 2019, the end of their initial term, or if extended, at the end of any subsequent six-month term, by the Manager or by the Owners, upon the provision of notice sixty days in advance.

The External Management Agreement may be terminated on December 31, 2019, the end of its initial term, or, if extended, at the end of any subsequent six-month term by the Manager or by a majority of the Independent Directors that, with respect to the relevant action to be taken under the External Management Agreement, are “disinterested directors” (as such term is used in section 1701.60 of the Ohio Revised Code, or the Ohio Code) on the RVI Board, upon the provision of notice sixty days in advance.

The Property Management Agreements will be terminated if the External Management Agreement is terminated, or, with regard to each asset, if the asset is sold or a controlling interest is transferred. In addition to the expiry dates outlined above, the External Management Agreement:

•	may be terminated immediately, upon written notice to the Company by the Manager, upon a Change of Control (as defined in the External Management Agreement) of the Company;

•	may be terminated by either party, without penalty, upon written notice to the other party if the other party, its agents or its assignees breaches any material provision of the External Management Agreement and such material breach continues for a period of ten business days after written notice of the breach;

•	may be terminated by the Manager if (i) there is a material change in the business strategy of the Company or (ii) there is a material change or reduction in the duties of the Manager or the scope of services authorized by the RVI Board to be performed by the Manager under the External Management Agreement (in each case such termination shall be effective 60 days following the Company’s receipt of written notice from the Manager of such material change described in clauses (i) and (ii)); and

•	will terminate automatically (i) at such time that none of the Property Management Agreements remain in effect or (ii) at the effective time of the dissolution of the Company or, if the assets of the Company are transferred to a liquidating trust, the final disposition of the assets transferred by the liquidating trust.

Pursuant to the Management Agreements, the Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of the RVI Board in following or declining to follow its advice or recommendations. The Manager maintains a contractual as opposed to a fiduciary relationship with the Company. Under the terms of the External Management Agreement, the Company will indemnify the Manager and its affiliates, as well as their respective officers (and persons serving as officers of the Company at the request of DDR or the RVI Board), directors, equityholders, members, partners, and employees, for all liability, claims, damages and losses in the performance of their duties under the External Management Agreement, and related expenses, except to the extent arising from any act or omission on their part

Confidential Treatment Requested by Retail Value Inc. RVI-56.

Pursuant to 17 C.F.R. Section 200.83.

that is determined to constitute gross negligence or willful misconduct. Under the terms of the Property Management Agreements, the Company will indemnify the Manager for all liabilities, claims, obligations, expenses, losses, damages, judgments or other injuries that DDR suffers in connection with (a) the Company’s material breach of the Property Management Agreement, (b) actions taken by the Manager at the Company’s direction, (c) certain contracts assumed by the Company in the event of termination of the Property Management Agreement, and (d) the performance of the Manager to the extent in compliance with the Property Management Agreement, except, among other things, in the event that such request for indemnification is caused by the Manager’s gross negligence, fraud or willful misconduct. See “The Company’s Manager and the Management Agreements—Management Agreements.”

Risks Related to the Separation

After the Distribution, the Company Will Be Subject to Additional Regulatory and Reporting Requirements That Will Increase Legal, Accounting and Financial Compliance Costs

After the completion of the distribution, the Company will be subject to the reporting requirements under the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the listing standards of the NYSE. The Company expects that the requirements of these rules and regulations will continue to increase its legal, accounting and financial compliance costs and make some activities more difficult, time consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. In reliance on DDR, the Company is developing and refining its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to its principal executive and financial officers.

The Company’s current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in the Company’s disclosure controls or its internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm the Company’s operating results or cause it to fail to meet its reporting obligations and may result in a restatement of its financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of its internal control over financial reporting that the Company will eventually be required to include in its periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in the Company’s reported financial and other information, which would likely have a negative effect on the trading price of its common shares. Pursuant to the terms of the Management Agreements, the Company will rely on the Manager to provide certain services integral to its internal control. In addition, if the Company is unable to continue to meet these requirements, it may not be able to remain listed on the NYSE.

The Company is not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and is therefore not required to make a formal assessment of the effectiveness of its internal control over financial reporting for that purpose. Upon becoming a public company, the Company will be required to provide an annual management report on the effectiveness of its internal control over financial reporting commencing with its second Annual Report on Form 10-K. The Company’s independent registered public accounting firm is not required to audit the effectiveness of its internal control over financial reporting until after it is no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act

Confidential Treatment Requested by Retail Value Inc. RVI-57.

Pursuant to 17 C.F.R. Section 200.83.

of 2012, or the JOBS Act. At such time, the Company’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating.

Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on the Company’s business and operating results, and cause a decline in the price of its common shares.

The Distribution of the Company’s Common Shares Is Not Expected to Qualify for Tax-Free Treatment and May Be Taxable to You as a Dividend

The distribution of the Company’s common shares is not expected to qualify for tax-free treatment, and an amount equal to the fair market value of the shares received by you on the distribution date will be treated as a taxable dividend to the extent of your ratable share of any current or accumulated earnings and profits of DDR. As only a limited and insubstantial amount of cash will be paid in connection with the distribution, and such limited and insubstantial amount of cash will only be paid to shareholders who would otherwise be issued fractional shares, you will need to have alternative sources from which to pay your resulting U.S. federal income tax liability. The amount in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in DDR common shares and any remaining excess will be treated as capital gain. Your tax basis in shares of DDR held at the time of the distribution will be reduced (but not below zero) to the extent the fair market value of the Company’s shares distributed by DDR in the distribution exceeds DDR’s current and accumulated earnings and profits. Your holding period for such DDR shares will not be affected by the distribution. Your holding period for the Company’s common shares will begin the day following the distribution of the Company’s common shares, and your basis in the Company’s common shares will equal the fair market value of the shares received by you on the distribution date. DDR will not be able to advise shareholders of the amount of earnings and profits of DDR until after the end of the 2018 calendar year. DDR or other applicable withholding agents may be required or permitted to withhold at the applicable rate on all or a portion of the distribution payable to non-U.S. shareholders, and any such withholding would be satisfied by DDR or such agent by withholding and selling a portion of the Company’s shares otherwise distributable to non-U.S. shareholders. For a more detailed discussion, see “The Company’s Separation From DDR—Certain U.S. Federal Income Tax Consequences of the Separation” and “Certain U.S. Federal Income Tax Considerations.”

Although DDR will be ascribing a value to the Company’s shares in the distribution for tax purposes, and will report that value to shareholders and the IRS, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to the Company’s shares, particularly if the Company’s shares trade at prices significantly above the value ascribed to the Company’s shares by DDR in the period following the distribution. Such a higher valuation may cause a larger reduction in the tax basis of your DDR shares or may cause you to recognize additional dividend or capital gain income. You should consult your own tax advisor as to the particular tax consequences of the distribution to you.

The Company May Not Obtain a Fair Market Value Tax Basis in The Company’s Assets as a Result of the Distribution

The distribution has been structured, and DDR and the Company intend to treat it for U.S. federal income tax purposes as, a taxable distribution of shares in the Company to you. DDR and the Company intend (and are generally obligated pursuant to the Tax Matters Agreement) to take the position for tax purposes that such shares are distributed to you at the close of business on the day of the distribution, and that immediately prior to such distribution, the Company shall be treated as acquiring all of its assets (and assuming all of its liabilities) from DDR in exchange for the Company’s stock. As a consequence, the Company will treat the tax basis of its assets as equal to their historic tax basis on the date of the distribution, which may, depending on the circumstances, be lower than the fair market value of the Company’s assets on such date. As a result, in

Confidential Treatment Requested by Retail Value Inc. RVI-58.

Pursuant to 17 C.F.R. Section 200.83.

connection with the sale of the assets, the Company may be required to recognize additional gain and distribute additional amounts to meet its REIT distribution requirements and require you to treat a higher proportion of the Company’s distributions as income or gain than would otherwise be the case if the Company’s tax basis in its assets equaled their fair market values. Moreover, the tax basis of any assets held by a TRS are also expected to equal their historic tax basis on the date of the distribution. As such, any resulting gain on the sale of assets by a TRS may result in a greater amount of tax paid by such TRS than would otherwise be paid if such TRS’s tax basis in its assets equaled their fair market value on the date of distribution.

Risks Related to the Company’s Common Shares

No Public Market Currently Exists for the Company’s Common Shares and If an Active Trading Market Does Not Develop or Is Not Sustained, Your Ability to Sells Shares When Desired and the Prices Obtained Will be Adversely Affected

There will not be any public market for the Company’s common shares prior to the distribution. The Company intends to apply to have its common shares listed on the NYSE under the trading symbol “RVI”. However, there can be no assurance that an active trading market for the Company’s common shares will develop, or, if one develops, be maintained. Accordingly, no assurance can be given as to the ability of the Company’s shareholders to sell their common shares or the price that its shareholders may obtain for their common shares.

Some of the factors that could negatively affect the market price of the Company’s common shares include:

•	the Company’s actual or projected operating results, financial condition, cash flows and liquidity, or changes in business strategies or prospects;

•	the market’s perception of the Company’s potential and future cash dividends;

•	changes in the valuation and capitalization rates applicable to the Company’s properties;

•	the ability to sell the Company’s properties on a timely basis and on attractive terms;

•	actual or perceived conflicts of interest with DDR and individuals, including the Company’s executives, or any termination of the Management Agreements;

•	equity issuances by the Company, or share resales by its significant shareholders, or the perception that such issuances or resales may occur;

•	the publication of research reports about the Company or the real estate industry;

•	changes in market valuations of similar companies;

•	the ability to maintain compliance with the terms of the Company’s indebtedness;

•	adverse market reaction to any refinancing of the mortgage loan or any indebtedness the Company incurs in the future;

•	additions to or departures of DDR’s key personnel or members of the RVI Board;

•	speculation in the press or investment community;

•	the Company’s failure to meet, or the lowering of, its earnings estimates or those of any securities analysts;

Confidential Treatment Requested by Retail Value Inc. RVI-59.

Pursuant to 17 C.F.R. Section 200.83.

•	the extent of institutional investor interest in the Company;

•	increases in market interest rates, which may have a negative impact on the number of potential buyers for the Company’s properties and the prices such buyers are willing to pay;

•	ability to pay distributions to the Company’s shareholders pursuant to its operating and disposition strategy;

•	changes to the debt markets could adversely affect the Company’s ability to raise capital or refinance its existing indebtedness;

•	failure of the Company to qualify as a REIT and the Company’s continued qualification as a REIT;

•	the reputation of REITs generally and the reputation of REITs with similar businesses;

•	the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies or sovereign governments), bank deposits or other investments;

•	price and volume fluctuations in the stock market generally;

•	natural disasters and environmental hazards affecting Puerto Rico and other areas in which the Company’s properties are located;

•	political or economic turmoil impacting the economy of Puerto Rico and other areas in which the Company’s properties are located; and

•	general market and economic conditions, including the current state of the credit and capital markets and the market for sales and investments in properties similar to those owned by the Company.

Market factors unrelated to the Company’s performance could also negatively impact the market price of its common shares. One of the factors that investors may consider in deciding whether to buy or sell the Company’s common shares is its distribution rate as a percentage of its share price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in the capital markets can affect the market value of the Company’s common shares. For instance, if interest rates rise, it is likely that the market price of its common shares will decrease as market rates on interest-bearing securities increase.

The Company Has Not Established a Minimum Distribution Payment Level, and It Cannot Assure You of Its Ability to Make Distributions in the Future

The Company anticipates making distributions to holders of its common shares to satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax (other than with respect to operations conducted through the Company’s TRS). U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. The Company generally intends to make distributions with respect to each taxable year in an amount at least equal to its REIT taxable income for such taxable year. Although the Company initially expects to declare and pay distributions on or around the end of each calendar year, the RVI Board will evaluate its dividend policy regularly.

Confidential Treatment Requested by Retail Value Inc. RVI-60.

Pursuant to 17 C.F.R. Section 200.83.

To the extent cash available for distributions is less than the Company’s REIT taxable income, or if amortization requirements commence with respect to the mortgage loan, the Company may make a portion of its dividends in the form of common shares, and any such distribution of common shares may be taxable as a dividend to shareholders. The Company may also distribute debt or other securities in the future, which also may be taxable as a dividend to shareholders.

Any distributions the Company makes to its shareholders will be at the discretion of the RVI Board and will depend upon, among other things, the Company’s actual and anticipated results of operations and liquidity, which will be affected by various factors, including the income from its properties, its operating expenses, including management fees paid to DDR, and any other expenditures and the terms of the mortgage financing and the limitations set forth in the mortgage loan agreements. Distributions will also be impacted by the pace and success of the Company’s property disposition strategy. As a result of the terms of the mortgage financing, however, the Company anticipates that the majority of distributions of sales proceeds to be made to shareholders will not occur until after the mortgage loan has been repaid or refinanced. For more information, see “Distribution Policy.”

As a result, no assurance can be given that the Company will be able to make distributions to its shareholders at any time in the future or the level or timing of any distributions the Company does make.

Substantial Sales of the Company’s Common Shares May Occur In Connection with the Distribution, Which Could Cause the Share Price to Decline

The shares of the Company that DDR intends to distribute to its shareholders generally may be sold immediately in the public market. Upon completion of the distribution, based on the number of outstanding DDR common shares, the Company expects that it will have an aggregate of approximately [•] common shares issued and outstanding. These shares will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless the shares are owned by one of the Company’s “affiliates,” as that term is defined in Rule 405 under the Securities Act.

Although the Company has no actual knowledge of any plan or intention on the part of any 5% or greater shareholder to sell its common shares following the distribution, it is possible that some DDR shareholders, including possibly some of its large shareholders, will sell the Company’s common shares that they receive in the distribution. For example, DDR shareholders may sell the Company’s common shares because the Company’s business profile or market capitalization as an independent company does not fit their investment objectives or because the Company’s common shares are not included in certain indices after the distribution. The sales of significant amounts of the Company’s common shares, or the perception in the market that this will occur, may result in the lowering of the market price of the Company’s common shares.

Shares Eligible for Future Sale May Have Adverse Effects on the Company’s Share Price

Although the Company does not currently intend to undertake any future sales of its common shares or preferred shares, the effect of any such sale on the market price of its common shares cannot be predicted. Sales of substantial amounts of common shares or preferred shares, or the perception that such sales could occur, may adversely affect the prevailing market price for the Company’s common shares. The Company is not required to offer any such shares or to existing shareholders on a preemptive basis. Therefore, it may not be possible for existing shareholders to participate in such future issuances, which may dilute the existing shareholders’ interests in the Company.

Confidential Treatment Requested by Retail Value Inc. RVI-61.

Pursuant to 17 C.F.R. Section 200.83.

Offerings of Debt or Equity Securities, Which Would Rank Senior to the Company’s Common Shares, May Adversely Affect the Market Price for the Company’s Common Shares

Although the Company does not have any current intention to do so, if the Company decides in the future to issue debt or preferred equity securities ranking senior to its common shares, it is likely that they will be governed by an indenture or other instrument containing covenants restricting the Company’s operating flexibility. Additionally, any convertible or exchangeable securities that the Company issues in the future may have rights, preferences and privileges more favorable than those of its common shares and may result in dilution to owners of its common shares. The Company and, indirectly, its shareholders, will bear the cost of issuing and servicing such securities. Because the Company’s decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond its control, the Company cannot predict or estimate the amount, timing or nature of its future offerings. Thus holders of the Company’s common shares will bear the risk of its future offerings reducing the market price of its common shares and diluting the value of their shareholdings in the Company.

The Company is an “Emerging Growth Company,” and It Cannot Be Certain if the Reduced Disclosure Requirements Applicable to Emerging Growth Companies Make Its Securities Less Attractive to Investors

The Company is an “emerging growth company,” as defined in the JOBS Act. For so long as the Company remains an emerging growth company, the Company is not required to comply with, among other things, the auditor attestation requirements of the Sarbanes-Oxley Act. Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt-out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt-out is irrevocable. This may make comparison of the Company’s financial statements with other public companies difficult or impossible because of the potential differences in accountant standards used. Investors may find the Company’s common shares less attractive because it relies on these provisions. If investors find the Company’s common shares less attractive as a result, there may be a less active trading market for the Company’s shares and the Company’s share price may be more volatile.

Risks Related to the Company’s Organization and Structure

Provisions in the Articles of Incorporation and Code of Regulations Could Have the Effect of Delaying, Deferring or Preventing a Change in Control, Even If That Change May Be Considered Beneficial by Some of the Company’s Shareholders, which Could Reduce the Market Price of the Company’s Common Shares.

The Articles of Incorporation and Code of Regulations contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the RVI Board. Among other things, the Articles of Incorporation and Code of Regulations include provisions:

•

initially dividing the RVI Board into two classes, designated Class I and Class II. The directors first appointed to Class I will hold office for a term expiring at the annual meeting of shareholders to be held in 2019 and the directors first appointed to Class II will hold office for a term expiring at the annual meeting of shareholders to be held in 2020. After the initial classification, the successors to the directors whose terms expire will be elected to hold office for a term expiring at the annual meeting of shareholders held in the year following the year

Confidential Treatment Requested by Retail Value Inc. RVI-62.

Pursuant to 17 C.F.R. Section 200.83.

of their election (i.e., Class I directors elected at the 2019 annual meeting of shareholders will serve until the 2020 annual meeting of shareholders);

•	authorizing “blank check” preferred stock, which could be issued by the RVI Board without shareholder approval and may contain voting, liquidation, dividend and other rights superior to the Company’s common shares;

•	providing that any vacancy on the RVI Board may be filled only by the affirmative vote of a majority of the remaining directors then in office;

•	providing that no shareholder may cumulate the shareholder’s voting power in the election of directors;

•	providing that shareholders may not act by written consent unless such written consent is unanimous;

•	requiring advance notice of shareholder proposals for business to be conducted at meetings of the Company’s shareholders and for nominations of candidates for election to the RVI Board; and

•	requiring a supermajority vote of at least 75% of the voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class, for the Company’s shareholders to amend the Articles of Incorporation or Code of Regulations.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Company’s management.

The Company believes these provisions protect its shareholders from coercive or otherwise unfair takeover tactics and are not intended to make the Company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay, defer or prevent an acquisition that the RVI Board determines is not in the best interests of the Company and its shareholders, which under certain circumstances could reduce the market price of its common shares.

The Company’s Authorized But Unissued Common and Preferred Shares May Prevent a Change in the Company’s Control

The Articles of Incorporation authorize the Company to issue additional authorized but unissued common or preferred shares. In addition, the RVI Board may, without shareholder approval, amend the Articles of Incorporation to increase the aggregate number of its shares of beneficial interest or the number of its shares of beneficial interest of any class or series that the Company has authority to issue and classify or reclassify any unissued common or preferred shares and set the preferences, rights and other terms of the classified or reclassified shares. As a result, the RVI Board may establish a series of common or preferred shares that could delay or prevent a transaction or a change in control that might involve a premium price for the Company’s common shares or otherwise be in the best interest of the Company’s shareholders.

Ownership Limitations May Restrict Changes in Control of the Company For Which Its Shareholders Might Receive a Premium for Their Shares

In order for the Company to qualify as a REIT for each taxable year, no more than 50% in value of its outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year. “Individuals” for this purpose include natural persons, private foundations,

Confidential Treatment Requested by Retail Value Inc. RVI-63.

Pursuant to 17 C.F.R. Section 200.83.

some employee benefit plans and trusts, and some charitable trusts. To assist the Company in maintaining its qualification as a REIT for U.S. federal income tax purposes, the Articles of Incorporation contain certain restrictions on ownership of the Company’s common shares. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of the Company’s common shares might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

The REIT Rules Relating to Prohibited Transactions Could Affect the Company’s Disposition of Assets and Adversely Affect Its Profitability

The Company intends to conduct its activities to avoid the 100% tax on gains from prohibited transactions, including by structuring dispositions of properties to qualify for the safe harbor to avoid application of such 100% tax. However, the avoidance of this tax could reduce the Company’s liquidity and cause it to undertake fewer sales of properties than it would otherwise undertake. In addition, the Company may have to sell numerous properties to a single or a few purchasers, which could cause such dispositions to be less profitable than would be the case if it sold properties on a property-by-property basis. There can be no assurances that property dispositions will qualify for the safe harbor and not be subject to the 100% tax on gains from prohibited transactions. Among other requirements, the safe harbor requires that the Company hold the property for not less than two years. It is not clear whether the Company’s holding period with respect to a property for purposes of the prohibited transactions tax safe harbor includes DDR’s holding period.

The Company intends to hold a number of properties through a TRS. Gains from the sale of property by a TRS will not be subject to the 100% tax on gains from prohibited transaction, but such gains will be subject to tax at the TRS level at corporate tax rates. The current U.S. federal income tax rate applicable to corporations is 21%.

Risks Related to the Company’s Taxation as a REIT

If the Company Fails to Qualify as a REIT in Any Taxable Year, It Will Be Subject to U.S. Federal Income Tax as a Regular Corporation and Could Have Significant Tax Liability, Which May Have a Significant Adverse Consequence to the Value of the Company’s Common Shares

The Company intends to operate in a manner that allows it to qualify as a REIT for U.S. federal income tax purposes. However, REIT qualification requires that the Company satisfy numerous requirements (some on an annual or quarterly basis) established under highly technical and complex provisions of the Code, for which there are a limited number of judicial or administrative interpretations. The Company’s status as a REIT requires an analysis of various factual matters and circumstances that are not entirely within its control. Accordingly, the Company’s ability to qualify and remain qualified as a REIT for U.S. federal income tax purposes is not certain. Even a technical or inadvertent violation of the REIT requirements could jeopardize the Company’s REIT qualification. Furthermore, Congress or the IRS might change the tax laws or regulations and the courts could issue new rulings, in each case potentially having a retroactive effect that could make it more difficult or impossible for the Company to continue to qualify as a REIT. If the Company fails to qualify as a REIT in any tax year, the following would result:

•	The Company would be taxed as a regular domestic corporation, which, among other things, means that it would be unable to deduct distributions to its shareholders in computing its taxable income and would be subject to U.S. federal income tax on its taxable income at regular corporate rates;

•	Any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to shareholders and could force the Company to liquidate assets or take other actions that could have a detrimental effect on its operating results and

Confidential Treatment Requested by Retail Value Inc. RVI-64.

Pursuant to 17 C.F.R. Section 200.83.

•	Unless the Company were entitled to relief under applicable statutory provisions, it would be disqualified from treatment as a REIT for the four taxable years following the year during which the Company lost its qualification, and its cash available for debt service obligations and distribution to its shareholders, therefore, would be reduced for each of the years in which the Company does not qualify as a REIT.

Even if the Company remains qualified as a REIT, it may face other tax liabilities that reduce its cash flow. The Company’s TRS is subject to taxation, and any changes in the laws affecting the Company’s TRS may increase the Company’s tax expenses. The Company may also be subject to certain federal, state and local (including Puerto Rico) taxes on its income (including on any gain from a “prohibited transaction”) and property either directly or at the level of its subsidiaries. Any of these taxes would decrease cash available for debt service obligations and distribution to the Company’s shareholders.

If DDR Fails to Qualify as a REIT for the Year in Which the Distribution Occurs, the Company May Not Be Eligible to Elect to Be Classified as a REIT.

A rule against electing REIT status would apply to the Company if DDR fails to qualify as a REIT and the Company is treated as a successor to DDR for U.S. federal income tax purposes. Although DDR will represent in the Tax Matters Agreement that it has no knowledge of any fact or circumstance that would cause the Company to fail to qualify as a REIT and will covenant in the Tax Matters Agreement to use its reasonable best efforts to maintain its REIT status for each of DDR’s taxable years ending on or before December 31, 2018 (unless DDR obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that DDR’s failure to maintain its REIT status will not cause the Company to fail to qualify as a REIT under the successor REIT rule referred to above), no assurance can be given that such representation and covenant would prevent the Company from failing to qualify as a REIT. Although, in the event of a breach, the Company may be able to seek damages from DDR, there can be no assurance that such damages, if any, would appropriately compensate the Company. In addition, if DDR were to fail to qualify as a REIT despite its reasonable best efforts, the Company would have no claim against DDR.

If Certain Subsidiaries Fail to Qualify as Disregarded Entities for U.S. Federal Income Tax Purposes, the Company may not Qualify as a REIT

One or more of the Company’s subsidiaries may be treated as a disregarded entity for U.S. federal income tax purposes and, therefore, will not be subject to U.S. federal income tax on its income. Instead, the Company will be required to take such disregarded entity’s income into account when the Company calculates its taxable income. The Company cannot assure shareholders that the IRS will not challenge the status of any subsidiary limited liability company in which it owns an interest as a disregarded entity for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating any subsidiary limited liability company as an entity taxable as a corporation for U.S. federal income tax purposes, the Company could fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, the Company would likely not qualify as a REIT. Also, the failure of any subsidiary limited liability company to qualify as a disregarded entity for U.S. federal income tax purposes could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution.

Compliance with REIT Requirements May Negatively Affect the Company’s Operating Decisions

To maintain its status as a REIT for U.S. federal income tax purposes, the Company must meet certain requirements on an ongoing basis, including requirements regarding its sources of income, the nature and diversification of its assets, the amounts the Company distributes to its shareholders and the ownership of its

Confidential Treatment Requested by Retail Value Inc. RVI-65.

Pursuant to 17 C.F.R. Section 200.83.

shares. The Company may also be required to make distributions to its shareholders when it does not have funds readily available for distribution or at times when the Company’s funds are otherwise needed to fund capital expenditures or debt service obligations.

As a REIT, the Company must distribute at least 90% of its annual net taxable income (excluding net capital gains) to its shareholders. To the extent that the Company satisfies this distribution requirement, but distributes less than 100% of its net taxable income, the Company will be subject to U.S. federal corporate income tax on its undistributed taxable income. In addition, the Company will be subject to a 4% non-deductible excise tax if the actual amount paid to its shareholders in a calendar year is less than the minimum amount specified under U.S. federal tax laws. From time to time, the Company may generate taxable income greater than its income for financial reporting purposes, or its net taxable income may be greater than its cash flow available for distribution to its shareholders. If the Company does not have other funds available in these situations, it could be required to borrow funds, sell a portion of its properties at unfavorable prices, distribute common shares in a taxable distribution, or find other sources of funds in order to meet the REIT distribution requirements and avoid corporate income tax and the 4% excise tax.

In addition, the REIT provisions of the Code impose a 100% tax on income from “prohibited transactions.” Prohibited transactions generally include sales of assets, other than foreclosure property, that constitute inventory or other property held for sale to customers in the ordinary course of business. This 100% tax could affect the Company’s decisions to sell property if it believes such sales could be treated as a prohibited transaction. However, the Company would not be subject to this tax if it were to sell assets through its TRS, although the Company’s TRS would generally be subject to tax on gains from the sale of property. The Company will also be subject to a 100% tax on certain amounts if the economic arrangements between the Company and its TRS are not comparable to similar arrangements among unrelated parties.

Proposed and potential future proposed reforms of the Code, if enacted, could adversely affect existing REITs. Such proposals could result in REITs having fewer tax advantages, and could adversely affect REIT shareholders. It is impossible for the Company to predict the nature of or extent of any new tax legislation on the real estate industry in general and REITs in particular. In addition, some proposals under consideration may adversely affect the Company’s tenants operating results, financial condition and/or future business planning, which could adversely affect the Company and consequently, to its shareholders.

The Company May be Forced to Borrow Funds to Maintain its REIT Status, and the Unavailability of Such Capital on Favorable Terms at the Desired Times, or at all, May Cause the Company to Curtail its Investment Activities and/or to Dispose of Assets at Inopportune Times, which Could Materially and Adversely Affect the Company.

To qualify as a REIT, the Company generally must distribute to shareholders at least 90% of its REIT taxable income each year, determined without regard to the dividends paid deduction and excluding any net capital gains, and the Company will be subject to regular corporate income taxes on its undistributed taxable income to the extent that the Company distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, each year. In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by the Company in any calendar year are less than the sum of 85% of the Company’s ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. The Company could have a potential distribution shortfall as a result of, among other things, differences in timing between the actual receipt of cash and recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. In order to maintain REIT status and avoid the payment of income and excise taxes, the Company may need to borrow funds to meet the REIT distribution requirements. The Company’s ability to borrow funds, however, may not be available on favorable

Confidential Treatment Requested by Retail Value Inc. RVI-66.

Pursuant to 17 C.F.R. Section 200.83.

terms or at all. The Company’s access to third-party sources of capital depends on a number of factors, including the market’s perception of the Company’s growth potential, current debt levels, the market price of common shares, and current and potential future earnings. The Company cannot assure shareholders that it will have access to such capital on favorable terms at the desired times, or at all, which may cause the Company to curtail its investment activities and/or to dispose of assets at inopportune times, and could materially and adversely affect the Company. The Company may make taxable in-kind distributions of common shares, which may cause shareholders to be required to pay income taxes with respect to such distributions in excess of any cash received, or the Company may be required to withhold taxes with respect to such distributions in excess of any cash shareholders receive.

Dividends Paid by REITs Generally Do Not Qualify for Reduced Tax Rates

In general, the maximum U.S. federal income tax rate for dividends paid to individual U.S. shareholders is 20%. Due to its REIT status, the Company’s distributions to individual shareholders generally are not eligible for the reduced rates. However, U.S. shareholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., REIT dividends that are not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning after December 31, 2017 and before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income. Accordingly, investors who are individuals, trusts and estates may perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could materially and adversely affect the value of the shares of REITs, including the per share trading price of the Company’s common shares.

Legislative or Other Actions Affecting REITs Could Have a Negative Effect on the Company

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially and adversely affect the Company or shareholders. The Company cannot predict how changes in the tax laws might affect shareholder or the Company. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect the Company’s ability to qualify as a REIT or the U.S. federal income tax consequences of such qualification, or the U.S. federal income tax consequences of an investment in the Company. In addition, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

Enactment of the Tax Cuts and Jobs Act of 2017 (the “TCJA”) has significantly changed the U.S. federal income taxation of U.S. businesses and their owners, including REITs and their shareholders. Changes made by the TCJA that could affect the Company and shareholders include:

•	temporarily reducing individual U.S. federal income tax rates on ordinary income; the highest individual U.S. federal income tax rate has been reduced from 39.6% to 37% for taxable years beginning after December 31, 2017 and before January 1, 2026;

•	permanently eliminating the progressive corporate tax rate structure, which previously imposed a maximum corporate tax rate of 35%, and replacing it with a flat corporate tax rate of 21%;

Confidential Treatment Requested by Retail Value Inc. RVI-67.

Pursuant to 17 C.F.R. Section 200.83.

•	permitting a deduction for certain pass-through business income, including dividends received by certain of the Company’s shareholders that are not designated as capital gain dividends or qualified dividend income, which will allow individuals, trusts, and estates to deduct up to 20% of such amounts for taxable years beginning after December 31, 2017 and before January 1, 2026;

•	reducing the highest rate of withholding with respect to the Company’s distributions to non-U.S. shareholders that are treated as attributable to gains from the sale or exchange of U.S. real property interests from 35% to 21%;

•	limiting the Company’s deduction for net operating losses arising in taxable years beginning after December 31, 2017 to 80% of the Company’s REIT taxable income (determined without regard to the dividends paid deduction);

•	generally limiting the deduction for net business interest expense in excess of 30% of a business’s “adjusted taxable income,” except for taxpayers that engage in certain real estate businesses (including most equity REITs) and elect out of this rule (provided that such electing taxpayers must use an alternative depreciation system with longer depreciation periods); and

•	eliminating the corporate alternative minimum tax.

Many of these changes that are applicable to the Company are effective with the Company’s 2018 taxable year, without any transition periods or grandfathering for existing transactions. The TCJA is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, any of which could lessen or increase the impact of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities.

While some of the changes made by the TCJA may adversely affect the Company in one or more reporting periods and prospectively, other changes may be beneficial on a going forward basis. The Company continues to work with its tax advisors and auditors to determine the full impact that the TCJA as a whole will have on the Company.

Confidential Treatment Requested by Retail Value Inc. RVI-68.

Pursuant to 17 C.F.R. Section 200.83.

FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking” statements within the meaning of federal securities laws. Forward-looking statements include, without limitation, statements related to dispositions and other business activities, financing sources and availability and the effects of environmental and other regulations. Although the Company believes that the expectations reflected in these forward-looking statements are based upon reasonable assumptions, the Company can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not statements of historical fact should be deemed to be forward-looking statements. Without limiting the foregoing, the words “will,” “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates” and similar expressions are intended to identify forward-looking statements. Readers should exercise caution in interpreting and relying on forward-looking statements because such statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control and that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and that could materially affect the Company’s actual results, performance or achievements. For additional factors that could cause the results of the Company to differ materially from those indicated in the forward-looking statements, please refer to “Risk Factors.”

Factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the following:

•	The Company may be unable to dispose of properties on favorable terms or at all, especially in markets or regions experiencing deteriorating economic conditions and properties anchored by tenants experiencing financial challenges. In addition, real estate investments can be illiquid, particularly as prospective buyers may experience increased costs of financing or difficulties obtaining financing due to local, national or global conditions;

•	The Company is subject to general risks affecting the real estate industry, including the need to enter into new leases or renew leases on favorable terms to generate rental revenues, and any economic downturn may adversely affect the ability of the Company’s tenants, or new tenants, to enter into new leases or the ability of the Company’s existing tenants to renew their leases at rates at least as favorable as their current rates;

•	The Company could be adversely affected by changes in the local markets where its properties are located, as well as by adverse changes in regional or national economic and market conditions;

•	The Company may fail to anticipate the effects on its properties of changes in consumer buying practices, including sales over the Internet and the resulting retailing practices and space needs of its tenants, or a general downturn in its tenants’ businesses, which may cause tenants to close stores or default in payment of rent;

•	The Company is subject to competition for tenants from other owners of retail properties, and its tenants are subject to competition from other retailers and methods of distribution. The Company is dependent upon the successful operations and financial condition of its tenants, in particular its major tenants, and could be adversely affected by the bankruptcy of those tenants;

•	The Company relies on major tenants, which makes it vulnerable to changes in the business and financial condition of, or demand for its space by, such tenants;

•

The Company’s financial condition may be affected by required debt service payments, the risk of default and restrictions on its ability to incur additional debt or to enter into certain transactions under

Confidential Treatment Requested by Retail Value Inc. RVI-69.

Pursuant to 17 C.F.R. Section 200.83.

documents governing its debt obligations. In addition, it may encounter difficulties in refinancing existing debt. Borrowings under the mortgage loan or any unsecured credit facility are subject to certain representations and warranties and customary events of default, including any event that has had or could reasonably be expected to have a material adverse effect on the Company’s business or financial condition;

•	Changes in interest rates could adversely affect the market price of the Company’s common shares, its performance and cash flow, and its ability to sell assets and the sales prices applicable thereto;

•	Debt and/or equity financing necessary for the Company to continue to operate its business or to refinance existing indebtedness may not be available or may not be available on favorable terms;

•	Disruptions in the financial markets could affect the Company’s ability to obtain financing or to refinance existing indebtedness on reasonable terms and have other adverse effects on the Company and the market price of the Company’s common shares;

•	The Company is subject to complex regulations related to its status as a REIT and would be adversely affected if it failed to qualify as a REIT;

•	The Company must make distributions to shareholders to continue to qualify as a REIT, and if the Company must borrow funds to make distributions, those borrowings may not be available on favorable terms or at all;

•	The outcome of litigation, including litigation with tenants, may adversely affect the Company’s results of operations and financial condition;

•	The Company may not realize anticipated returns from its 12 real estate assets located in Puerto Rico, which carry risks in addition to those it faces with its continental U.S. properties and operations;

•	Property damage, expenses related thereto, and other business and economic consequences (including the potential loss of revenue) resulting from extreme weather conditions in locations where the Company owns properties;

•	Sufficiency and timing of any insurance recovery payments related to damages from extreme weather conditions;

•	The Company is subject to potential environmental liabilities;

•	The Company may incur losses that are uninsured or exceed policy coverage due to its liability for certain injuries to persons, property or the environment occurring on its properties;

•	The Company could incur additional expenses to comply with or respond to claims under the Americans with Disabilities Act or otherwise be adversely affected by changes in government regulations, including changes in environmental, zoning, tax and other regulations;

•	The RVI Board, which regularly reviews the Company’s business strategy and objectives, may change its strategic plan;

•	A change in the Company’s relationship with DDR and DDR’s ability to retain qualified personnel and adequately manage the Company;

Confidential Treatment Requested by Retail Value Inc. RVI-70.

Pursuant to 17 C.F.R. Section 200.83.

•	Potential conflicts of interest with DDR and the Company’s ability to replace DDR as manager (and the fees to be paid to any replacement manager) in the event the Management Agreements are terminated;

•	The ability of DDR and the Company to complete the separation in a timely and cost effective manner; and

•	Factors referenced in this Information Statement, including those set forth under the section captioned “Risk Factors.”

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Information Statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect the Company’s views as of the date of this Information Statement. The matters summarized under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this Information Statement could cause the Company’s actual results and performance to differ materially from those set forth in, or implied by, its forward-looking statements. Accordingly, the Company cannot guarantee future results or performance. Furthermore, except as required by law, the Company is under no duty to, and it does not intend to, update any of its forward-looking statements after the date of this Information Statement, whether as a result of new information, future events or otherwise.

Confidential Treatment Requested by Retail Value Inc. RVI-71.

Pursuant to 17 C.F.R. Section 200.83.

THE COMPANY’S SEPARATION FROM DDR

General

The Board of Directors of DDR determined upon careful review and consideration that the separation of the Company’s assets from the rest of DDR and the establishment of the Company as a separate, publicly traded company is in the best interests of DDR and its shareholders.

In furtherance of this plan, DDR will distribute all of the Company’s common shares held by DDR to holders of DDR common shares, subject to certain conditions. The distribution of the Company’s common shares will take place on                , 2018. On the distribution date, each holder of DDR common shares will receive one of the Company’s common shares for every ten DDR common shares held at the close of business on the distribution record date, as described below. You will not be required to make any payment, surrender or exchange your DDR common shares or take any other action to receive the Company’s common shares on the distribution date to which you are entitled.

The distribution of the Company’s common shares as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. The Company cannot provide any assurances that the distribution will be completed. For a more detailed description of these conditions, see the section entitled “—Conditions to the Distribution.”

The Number of Shares You Will Receive

For every ten DDR common shares that you owned at the close of business on                 , 2018, the distribution record date, you will receive one of the Company’s common shares on the distribution date.

Transferability of Shares You Receive

Except as described in “Description of Shares—Restrictions on Ownership and Transfer,” the Company’s common shares distributed to DDR shareholders will be freely transferable, except for shares received by persons who may be deemed to be the Company’s “affiliates” under the Securities Act. Persons who may be deemed to be the Company’s affiliates after the separation generally include individuals or entities that control, are controlled by or are under common control with the Company and may include directors and certain officers or principal shareholders of the Company. The Company’s affiliates will be permitted to sell their common shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144.

When and How You Will Receive the Distributed Shares

DDR will distribute the Company’s common shares on                , 2018, the distribution date. Computershare Shareowner Services LLC, will serve as distribution agent and registrar for the Company’s common shares and as distribution agent in connection with the distribution.

If you own DDR common shares as of the close of business on the distribution record date, the Company’s common shares that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in the distribution. No physical share certificates of the Company will be issued.

Confidential Treatment Requested by Retail Value Inc. RVI-72.

Pursuant to 17 C.F.R. Section 200.83.

If you sell DDR common shares in the “regular-way” market prior to the distribution date, you will be selling your right to receive the Company’s common shares in the distribution.

For more information see the section entitled “—Market for Common Shares—Trading Between the Distribution Record Date and Distribution Date.”

Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your DDR common shares, or if you hold your shares in book-entry form, and you are the registered holder of such shares, the distribution agent will send to you an account statement that indicates the number of the Company’s common shares that have been registered in book-entry form in your name.

Most DDR shareholders hold their DDR common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank’s or brokerage firm’s books. If you hold your DDR common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Company’s common shares that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having the Company’s common shares held in “street name,” the Company encourages you to contact your bank or brokerage firm.

Treatment of Fractional Shares

The distribution agent will not deliver any fractional number of the Company’s common shares in connection with the delivery of the Company’s common shares pursuant to the separation. Instead, the distribution agent will aggregate all fractional shares and sell them on behalf of those shareholders who otherwise would be entitled to receive fractional shares. The distribution agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by the DDR or the Company. These sales will occur as soon as practicable after the distribution date. Those shareholders will then receive a cash payment, in the form of a check, in an amount equal to their pro rata share of the total proceeds of those sales. Any applicable expenses, including brokerage fees, will be paid by the Company.

The Company expects that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures, and that brokers or other nominees may request the distribution agent to sell the fractional shares on their behalf. You should contact your broker or other nominee for additional details. None of DDR, the Company or its distribution agent will guarantee any minimum sale price for fractional shares or pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholder. See “The Company’s Separation from DDR—Certain U.S. Federal Income Tax Consequences of the Separation.”

Results of the Separation

After the separation, the Company will be a separate, publicly-traded company. Immediately following the distribution, the Company expects to have approximately                shareholders of record, based on the number of registered shareholders of DDR common shares on                , 2018 and the distribution of the Company’s common shares. The actual number of shares to be distributed will be determined on the distribution record date and will reflect any changes in the number of DDR common shares between                , 2018 and the distribution record date.

The Company will enter into a Separation and Distribution Agreement to effect the separation and provide a framework for its relationship with DDR after the separation. This agreement will govern the

Confidential Treatment Requested by Retail Value Inc. RVI-73.

Pursuant to 17 C.F.R. Section 200.83.

relationship between the Company and DDR subsequent to the completion of the separation plan and provide for the allocation of the Company’s assets, as well as certain liabilities related thereto, attributable to periods prior to, at and after the separation. Furthermore, the Company and DDR have entered into the Property Management Agreements and will enter into the External Management Agreement, pursuant to which one or more wholly-owned subsidiaries of DDR will provide management services to the Company after the date of separation. Finally, the Company and DDR will enter into the Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of the Company and DDR after the distribution with respect to various tax matters.

For a more detailed description of these agreements, see the section entitled “Certain Relationships and Related Transactions.”

The distribution will not affect the number of outstanding DDR common shares or any rights of DDR shareholders.

Treatment of Outstanding DDR Equity Incentive Awards

The Company currently expects that DDR equity-based compensation awards will generally be treated as follows, subject to changes for certain awards or holders, including as may be necessary or desirable under applicable tax or other law:

•	With respect to outstanding options to purchase shares of DDR common stock and DDR performance-based RSUs, the number of stock options or the “target” number of performance-based RSUs, as applicable (and, if applicable, the exercise price), will be adjusted so that the awards generally retain, immediately after the separation, the intrinsic value that they had immediately prior to the separation (subject to rounding).

•	With respect to performance-based RSUs granted by DDR to Messrs. Lukes, Makinen and Ostrower in March 2017 and March 2018, the Company currently expects that the determination of relative total shareholder return performance during the applicable performance period will involve a comparison of DDR’s share price at the beginning of the performance period to the sum of DDR’s ending share price and the Company’s ending share price, and will account for distributions made on DDR and Company shares during the performance period.

•	With respect to restricted shares of DDR common stock and DDR time-vesting RSU awards, holders of such awards will generally keep the same number of DDR restricted shares or RSUs, as applicable, and also receive a number of Company restricted shares or RSUs, as applicable, determined in accordance with the distribution ratio for the separation. The Company awards will be subject to substantially the same terms and conditions after the separation as the terms and conditions applicable to the respective original DDR awards prior to the separation, except as may be necessary to comply with applicable tax or other law.

•	With respect to award opportunities granted under DDR’s 2016 Value Sharing Equity Program, the Company expects that the performance goals and other terms applicable to such awards will be adjusted to reflect the effect of the separation.

•	With respect to DDR share units held under DDR’s directors’ deferred compensation plans, the number of such DDR share units will be increased to reflect the value of the distribution of Company common shares in the separation, but holders of such share units will not receive any Company common shares.

•	With respect to DDR stock units held under DDR’s Equity Deferred Compensation Plan, holders of such stock units will receive cash payments in amount equal to the value of the distribution of Company common shares that would have been received by the holders if such stock units had been unrestricted shares of DDR common stock (subject to potential deferral elections).

Confidential Treatment Requested by Retail Value Inc. RVI-74.

Pursuant to 17 C.F.R. Section 200.83.

Certain U.S. Federal Income Tax Consequences of the Separation

The following is a discussion of certain material U.S. federal income tax consequences of the separation, and in particular the distribution by DDR of the Company’s common shares to shareholders of DDR. For purposes of this section under the heading “Certain U.S. Federal Income Tax Consequences of the Separation”: (1) any references to the “separation” shall mean only the distribution of the Company’s common shares by DDR to shareholders of DDR; (2) references to “the Company,” “we,” “our” and “us” mean only RVI and not its subsidiaries or other lower-tier entities, except as otherwise indicated; and (3) references to DDR refer to DDR Corp. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The Company has not sought and does not intend to seek an advance ruling from the IRS regarding any matter discussed herein. The summary is also based upon the assumption that DDR, the Company and their respective subsidiaries and affiliated entities will operate in accordance with their applicable organizational documents or partnership agreements and the agreements and other documents applicable to the separation. This summary is for general information only and is not tax advice. The Code provisions governing the U.S. federal income tax treatment of REITs (such as DDR) and their shareholders are highly technical and complex, and this summary is qualified in its entirety by the express language of applicable Code provisions, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof. This summary does not address all possible tax considerations that may be material to an investor and does not constitute legal or tax advice. Moreover, this summary does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	foreign sovereigns and their controlled entities;

•	qualified foreign pension funds;

•	partnerships and trusts;

•	persons who hold the Company’s shares on behalf of other persons as nominees;

•	persons who receive the Company’s shares through the exercise of employee share options or otherwise as compensation;

•	persons holding the Company’s shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; and

•	except to the extent discussed below, tax-exempt organizations and foreign investors.

Confidential Treatment Requested by Retail Value Inc. RVI-75.

Pursuant to 17 C.F.R. Section 200.83.

This summary assumes that investors will hold their common shares as a capital asset, which generally means as property held for investment.

For purposes of this discussion under the heading “Certain U.S. Federal Income Tax Consequences of the Separation,” a domestic holder is a shareholder of DDR that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized in the U.S. or under the laws of the U.S., or of any state thereof, or Washington, D.C.;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

A “non-U.S. holder” is a shareholder of DDR that is neither a domestic holder nor a partnership (or other entity treated as a partnership) for federal income tax purposes. If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds DDR stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the separation.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE SEPARATION TO SHAREHOLDERS OF DDR DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF THE SEPARATION TO ANY PARTICULAR SHAREHOLDER OF DDR WILL DEPEND ON THE SHAREHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU OF THE SEPARATION IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES.

Tax Classification of the Separation in General

For U.S. federal income tax purposes, the separation is not expected to be eligible for treatment as a tax-free distribution by DDR with respect to its stock. Accordingly, the separation will be treated as if DDR had distributed to each DDR shareholder an amount equal to the fair market value of the Company’s common shares received by such shareholder (including any fractional shares deemed received by the shareholder, as described below), determined as of the date of the separation, or, such amount, the separation distribution amount. The tax consequences of the separation on DDR’s shareholders are thus generally the same as the tax consequences of DDR’s cash distribution. The discussion below describes the U.S. federal income tax consequences to a domestic holder, a non-U.S. holder, and a tax-exempt holder of DDR stock upon the receipt of the Company’s common shares in the separation.

Although DDR will ascribe a value to the Company shares distributed in the separation, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to the Company’s shares, particularly if, following the separation, those shares trade at prices significantly above the value ascribed to those shares by DDR. Such a higher valuation may affect the distribution amount and thus the tax consequences of the separation to DDR’s shareholders.

Confidential Treatment Requested by Retail Value Inc. RVI-76.

Pursuant to 17 C.F.R. Section 200.83.

DDR will be required to recognize any gain, but will not be permitted to recognize any loss, with respect to the Company’s shares that it distributes in the separation.

Any cash received by a DDR shareholder in lieu of a fractional share in the Company will be treated as if such fractional share was received by the shareholder in the separation and then sold by such shareholder, via the distribution agent, for the amount of cash received. As discussed below, a DDR shareholder’s basis in shares of the Company generally will equal the fair market value of such shares on the date of the separation.

Tax Basis and Holding Period of the Company’s Shares Received by Holders of DDR Stock

A DDR shareholder’s tax basis in shares of the Company’s common shares received in the separation generally will equal the fair market value of such shares on the date of the separation, and the holding period for such shares will begin the day after the date of the separation.

Tax Treatment of the Separation to Domestic Holders

The following discussion describes the U.S. federal income tax consequences to a domestic holder of DDR stock upon the receipt of the Company’s common shares in the separation.

Ordinary Dividend Distributions

The portion of the separation distribution amount received by a domestic holder that is payable out of DDR’s current or accumulated earnings and profits and that is not designated by DDR as a capital gain dividend will generally be taken into account by such domestic holder as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, dividends paid by DDR are not eligible for taxation at the preferential income tax rates for qualified dividends received by domestic holders that are individuals, trusts and estates from taxable C corporations. Such domestic holders, however, are taxed at the preferential rates on dividends designated by and received from a REIT such as DDR to the extent that the dividends are attributable to dividends received by the REIT from TRSs or other taxable C corporations. Domestic holders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., REIT dividends that are not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning after December 31, 2017 and before January 1, 2026. This deduction reduces the effective tax rate applicable to certain dividends paid by REITs (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate).

Capital Gain Dividend Distributions

A distribution that DDR designates as a capital gain dividend will generally be taxed to domestic holders as long-term capital gain, to the extent that such distribution does not exceed DDR’s actual net capital gain for the taxable year, without regard to the period for which the holder that receives such distribution has held its DDR stock. Corporate domestic holders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at reduced maximum federal rates in the case of domestic holders that are individuals, trusts and estates, and ordinary income rates in the case of shareholders that are corporations.

Non-Dividend Distributions

A distribution to DDR’s domestic holders in excess of DDR’s current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a shareholder to the extent that the

Confidential Treatment Requested by Retail Value Inc. RVI-77.

Pursuant to 17 C.F.R. Section 200.83.

amount of such distribution does not exceed the adjusted basis of the holder’s DDR shares in respect of which the distribution was made. Rather, the distribution will reduce the adjusted basis of the holder’s shares in DDR. To the extent that such distribution exceeds the adjusted basis of a domestic holder’s DDR shares, the holder generally must include such distribution in income as long-term capital gain, or short-term capital gain if the holder’s DDR shares have been held for one year or less.

Medicare Tax

Certain domestic holders of DDR’s common shares that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. Domestic holders should consult their tax advisors regarding the effect, if any, of the 3.8% medicate tax on the distribution.

Backup Withholding

Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A domestic holder that does not provide DDR with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules will generally be allowed as a credit against a domestic holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.

Tax Treatment of the Separation to Non-U.S. Holders

The following discussion describes the U.S. federal income tax consequences to a non-U.S. holder of DDR stock upon the receipt of the Company’s common shares in the separation.

Ordinary Dividend Distributions

The portion of the separation distribution amount received by a non-U.S. holder that is (1) payable out of DDR’s earnings and profits, (2) not attributable to DDR’s capital gains, and (3) not effectively connected with a U.S. trade or business of the non-U.S. holder, will be treated as a dividend that is subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of DDR stock. In cases where the dividend income from a non-U.S. holder’s investment in DDR stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic holders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Capital Gain Distributions

Under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, a distribution (whether or not paid from DDR’s earnings and profits) that DDR makes to a non-U.S. holder, to the extent attributable to

Confidential Treatment Requested by Retail Value Inc. RVI-78.

Pursuant to 17 C.F.R. Section 200.83.

gains from dispositions of U.S. real property interests, or USRPIs, that DDR held directly or through pass-through subsidiaries, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations. DDR will generally be required to withhold a 21% tax on such distributions. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not attributable to USRPI capital gain if DDR held an interest in the underlying asset that gave rise to such gain solely as a creditor. It is anticipated that all or a portion of the separation distribution amount will be capital gain from the disposition of USRPIs.

Distributions received by a non-U.S. holder that are attributable to dispositions of DDR’s assets other than USRPIs are not subject to U.S. federal income tax, unless (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the non-U.S. holder will incur a 30% tax on his capital gains.

A distribution that would otherwise have been treated as attributable to a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as ordinary distributions (discussed above), provided that (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the U.S., and (2) the recipient non-U.S. holder does not own more than 10% of that class of stock at any time during the year ending on the date on which the distribution is received. The stock of DDR is “regularly traded” on an established securities exchange.

Non-Dividend Distributions

Unless DDR’s stock constitutes a USRPI, the separation distribution amount, to the extent not made out of DDR’s earnings and profits, and not attributable to gain from the disposition of USRPIs (including gain realized in the separation distribution), will not be subject to U.S. income tax. If DDR cannot determine at the time of the separation whether or not the separation distribution amount will exceed current and accumulated earnings and profits, the separation distribution will be subject to withholding at the rate applicable to ordinary dividends, as described above.

If DDR’s stock constitutes a USRPI, a determination made as described below, distributions that it makes in excess of the sum of (1) the shareholder’s proportionate share of DDR’s earnings and profits, plus (2) the shareholder’s basis in its DDR stock, will be taxed under FIRPTA in the same manner as if the DDR stock had been sold. In such situations, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment and same tax rates as a domestic holder with respect to such excess, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals.

DDR’s stock will not be treated as a USRPI if less than 50% of DDR’s assets throughout a prescribed testing period consist of interests in real property located within the U.S., excluding, for this purpose, interests in real property solely in a capacity as a creditor. It is not currently anticipated that DDR’s stock will constitute a USRPI. However, no assurance can be given that DDR’s stock will not become a USRPI.

DDR’s stock will not constitute a USRPI if DDR is a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period. It is anticipated

Confidential Treatment Requested by Retail Value Inc. RVI-79.

Pursuant to 17 C.F.R. Section 200.83.

that DDR will be a domestically-controlled qualified investment entity, and that a distribution with respect to DDR’s stock in excess of DDR’s earnings and profits will not be subject to taxation under FIRPTA. No assurance can be given that DDR will remain a domestically-controlled qualified investment entity.

In the event that DDR is not a domestically-controlled qualified investment entity, but its stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a distribution to a non-U.S. holder nonetheless would not be subject to tax under FIRPTA, provided that the non-U.S. holder held 10% or less of DDR’s stock at all times during a specified testing period. It is anticipated that DDR’s stock will be regularly traded.

In addition, if a non-U.S. holder owning more than 10% of DDR’s common shares disposes of such shares during the 30-day period preceding the ex-dividend date of any dividend payment by DDR, and such non-U.S. holder acquires or enters into a contract or option to acquire DDR’s common shares within 61 days of the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as USRPI capital gain (as defined below) to such non-U.S. holder under FIRPTA, then such non-U.S. holder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Gain in respect of a non-dividend distribution that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in DDR stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a domestic holder with respect to such gain; or (2) if the non-U.S. holder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Withholding of Amounts Distributable to Non-U.S. Holders in the Separation

If DDR is required to withhold any amounts otherwise distributable to a non-U.S. holder in the separation, DDR or other applicable withholding agents will collect the amount required to be withheld by reducing to cash for remittance to the IRS a sufficient portion of the Company’s common shares that such non-U.S. holder would otherwise receive, and such holder may bear brokerage or other costs for this withholding procedure. A non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the holder’s U.S. tax liability for the year in which the separation occurred.

FATCA Withholding

The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act and Treasury Regulations thereunder, commonly referred to as “FATCA,” when applicable will impose a U.S. federal withholding tax of 30% on certain types of payments, including payments of U.S.-source dividends and gross proceeds from the sale or other disposition of certain securities producing such U.S.-source dividends made to (i) “foreign financial institutions” unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders, and (ii) certain non-financial foreign entities unless they certify certain information regarding their direct and indirect U.S. owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Under recently issued final Treasury Regulations, as modified by certain IRS guidance, the withholding obligations described above generally apply to payments of U.S.-source dividends made on or after July 1, 2014, and will apply to payments of gross proceeds from sales, exchanges, or other disposition of

Confidential Treatment Requested by Retail Value Inc. RVI-80.

Pursuant to 17 C.F.R. Section 200.83.

securities on or after January 1, 2019. The rules under FATCA are new and complex. Non-U.S. holders and holders that hold DDR’s common shares through a non-U.S. intermediary should consult their own tax advisors regarding the implications of FATCA on an investment in DDR’s common shares.

Backup Withholding

Payments of dividends made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 24%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either DDR or its paying agent has actual knowledge, or reason to know, that the holder is a United States person. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules will generally be allowed as a credit against a DDR shareholder’s U.S. federal income tax liability and may entitle such shareholder to a refund, provided the required information is timely furnished to the IRS. Each non-U.S. holder is urged to consult its own tax advisors regarding the application of information reporting and backup withholding rules to its particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if applicable.

Time for Determination of the Tax Impact of the Separation

The tax consequences of the separation will be affected by a number of facts that are yet to be determined, including DDR’s final earnings and profits for 2018 (including as a result of the gain, if any, DDR recognizes in the separation), the fair market value of the Company’s common shares on the date of the separation, the extent to which DDR recognizes gain on the sales of FIRPTA or other capital assets. Thus, a definitive calculation of the U.S. federal income tax consequences of the separation will not be possible until after the end of the 2018 calendar year. DDR will provide its shareholders with tax information on an IRS Form 1099-DIV, informing them of the character of distributions made during the taxable year, including the separation.

Certain Puerto Rico Income Tax Consequences of the Separation

The following is a discussion of certain material Puerto Rico income tax consequences of the separation and, in particular, the distribution by DDR of the Company’s common shares to shareholders of DDR. For purposes of this section under the heading “Certain Puerto Rico Income Tax Consequences of the Separation”: (1) any references to the “separation” shall mean only the distribution of the Company’s common shares by DDR to shareholders of DDR, unless otherwise stated; (2) references to “the Company” mean only RVI and not its subsidiaries or other lower-tier entities; and (3) references to DDR refer to DDR Corp. This summary is for general information purposes only and is not intended as tax advice. The discussion is based on the current provisions of the Puerto Rico Internal Revenue Code of 2011, as amended or the PR Code, the regulations promulgated or applicable thereunder, the administrative pronouncements issued by the PR Treasury, and the closing agreement executed between DDR and the Secretary of the PR Treasury on January 30, 2015 or the Closing Agreement. The authorities upon which the discussion is based are subject to change, both retroactively and prospectively.

The discussion assumes that for the three year period ending with the close of the taxable year preceding the separation, DDR had less than 20% of its total gross income derived from income effectively connected or treated as effectively connected with the conduct of a trade or business in Puerto Rico, determined pursuant to the PR Code rules.

The law firm of O’Neill and Borges LLC has acted as special tax counsel for DDR and Company in connection with the statements provided herein related to Puerto Rico income tax law. Shareholders should be

Confidential Treatment Requested by Retail Value Inc. RVI-81.

Pursuant to 17 C.F.R. Section 200.83.

aware that an opinion of counsel represents only such counsel’s best legal judgment and that it is not binding on PR Treasury or the courts. Accordingly, no assurance can be given that the statements set forth herein, if challenged, would be sustained.

Tax Treatment of the Separation to DDR and its Shareholders

For Puerto Rico income tax purposes, DDR should not generate income or gain subject to Puerto Rico income taxes as a result of the separation.

The Closing Agreement provides that distributions by DDR of its Puerto Rico net income will be subject to a 10% withholding tax. Therefore, the separation distribution, including any cash paid for fractional shares of the Company, should be subject to a 10% withholding tax on an amount equal to any undistributed Puerto Rico net income of DDR at the time of the separation. The balance of the separation distribution in excess of any undistributed Puerto Rico net income of DDR should not be subject to Puerto Rico income or withholding taxes for shareholders of DDR that pursuant to the PR Code rules are:

•	individuals not residents of Puerto Rico;

•	corporations not organized under the laws of Puerto Rico and not engaged in a trade or business in Puerto Rico; and

•	partnerships not organized under the laws of Puerto Rico that are not engaged in a trade or business in Puerto Rico and that all of their partners, directly and indirectly, are non-resident individuals and/or non-Puerto Rico corporations, as described above.

Shareholders of DDR that for Puerto Rico income tax purposes are not included within the categories described above (such as trust, estates, individuals residents of Puerto Rico, Puerto Rico corporations and non-Puerto Rico entities conducting a trade or business in Puerto Rico) may be subject to additional Puerto Rico income taxes on the separation distribution that was not subject the 10% withholding tax described above. Such shareholders are urged to consult their particular tax circumstances with their tax advisors to determine the Puerto Rico income tax consequences of the separation.

Market for Common Shares

There is currently no public market for the Company’s common shares. A condition to the distribution is the listing on the NYSE of the Company’s common shares. The Company’s intends to apply to list its common shares on the NYSE under the symbol “RVI.”

Trading Between the Distribution Record Date and Distribution Date

Beginning shortly before the distribution record date and continuing up to and through the distribution date, the Company expects that there will be two markets in DDR common shares: a “regular-way” market and an “ex-distribution” market. DDR common shares that trade on the regular way market will trade with an entitlement to the Company’s common shares distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to the Company’s common shares distributed pursuant to the distribution. Therefore, if you sell DDR common shares in the “regular-way” market through the distribution date, you will be selling your right to receive the Company’s common shares in the distribution. If you own DDR common shares at the close of business on the distribution record date and sell those shares on the “ex-distribution” market through the distribution date, you will still receive the Company’s common shares that you would be entitled to receive pursuant to your ownership of the DDR common shares on the distribution record date.

Furthermore, beginning on or shortly before the distribution record date and continuing up to and through the distribution date, the Company expects that there will be a “when-issued” market in the Company’s

Confidential Treatment Requested by Retail Value Inc. RVI-82.

Pursuant to 17 C.F.R. Section 200.83.

common shares. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for the Company’s common shares that will be distributed to DDR shareholders on the distribution date. If you owned DDR common shares at the close of business on the distribution record date, you would be entitled to the Company’s common shares distributed pursuant to the distribution. You may trade this entitlement to the Company’s common shares, without trading the DDR common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to the Company’s common shares will end and “regular-way” trading will begin.

Conditions to the Distribution

The distribution of the Company’s common shares by DDR is subject to the satisfaction of the following conditions:

•	the SEC shall have declared effective the Company’s Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order relating to the Registration Statement shall be in effect;

•	the listing of the Company’s common shares on the NYSE shall have been approved, subject to official notice of issuance; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation and distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the Separation and Distribution Agreement, shall be in effect.

DDR has the right not to complete the distribution if, at any time, its Board of Directors determines, in its sole discretion, that the Company’s separation from DDR is not in the best interests of DDR or its shareholders or that market conditions are such that it is not advisable to separate the Company from DDR.

Reasons for the Separation

Upon careful review and consideration, DDR’s Board of Directors determined that the Company’s separation from DDR is in the best interests of DDR and its shareholders. This determination was based on a number of factors, including those set forth below.

•	Turns DDR into a growth-oriented company. By owning, operating and redeveloping only continental U.S. assets with higher risk-adjusted growth profiles, DDR will provide a more compelling and competitive investment opportunity to public real estate investors.

•	Creates a lower-growth company with a compelling value-realization opportunity. RVI’s continental U.S. assets have a stable but lower growth profile and its high-quality Puerto Rican assets present uncertain future cash flows because of macroeconomic factors. The Company believes the separation addresses the currently highly discounted valuation being afforded to these assets in DDR by seeking to create a value realization opportunity in RVI through maximizing cash flows from operations and asset sales, the proceeds of which are expected to be used for repayment of RVI indebtedness and distributions to RVI shareholders.

Confidential Treatment Requested by Retail Value Inc. RVI-83.

Pursuant to 17 C.F.R. Section 200.83.

The anticipated benefits of the separation are based on a number of assumptions, and there can be no assurance that such benefits will materialize to the extent anticipated, or at all. In the event that the separation does not result in such benefits, the costs associated with the separation, including an expected increase in DDR’s and RVI’s aggregate general and administrative expenses, could have a material adverse effect on the financial condition, liquidity and results of operations of each company individually and in the aggregate. For more information about the risks associated with the separation, see “Risk Factors.”

Reasons for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to DDR shareholders who are entitled to receive the Company’s common shares in the distribution. The Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of the Company’s securities or securities of DDR. The Company believes that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither DDR nor the Company undertake any obligation to update such information.

Confidential Treatment Requested by Retail Value Inc. RVI-84.

Pursuant to 17 C.F.R. Section 200.83.

DISTRIBUTION POLICY

The Company anticipates making distributions to holders of its common shares to satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax (other than with respect to operations conducted through the Company’s TRS). U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. The Company generally intends to make distributions with respect to each taxable year in an amount at least equal to its REIT taxable income for such taxable year. Although the Company initially expects to declare and pay distributions on or around the end of each calendar year, the RVI Board will evaluate its dividend policy regularly.

To the extent cash available for distributions is less than the Company’s REIT taxable income, or if amortization requirements commence with respect to the mortgage loan, the Company may make a portion of its distributions in the form of common shares, and any such distribution of common shares may be taxable as a dividend to shareholders. The Company may also distribute debt or other securities in the future, which also may be taxable as a dividend to shareholders.

Any distributions the Company makes to its shareholders will be at the discretion of the RVI Board and will depend upon, among other things, the Company’s actual and anticipated results of operations and liquidity, which will be affected by various factors, including the income from its properties, its operating expenses (including management fees paid to DDR), any other expenditures and the terms of the mortgage financing and the limitations set forth in the mortgage loan agreements. Distributions will also be impacted by the pace and success of the Company’s property disposition strategy. As a result of the terms of the mortgage financing, however, the Company anticipates that the majority of distributions of sales proceeds to be made to shareholders will not occur until after the mortgage loan has been repaid or refinanced. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financing Activities.”

Distributions to the Company’s shareholders will be generally taxable to them as ordinary income, although a portion of the Company’s distributions may be designated by the Company as capital gain or qualified dividend income or may constitute a return of capital. Under recently enacted legislation, U.S. shareholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., REIT dividends that are not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning after December 31, 2017 and before January 1, 2026. The Company will furnish annually to each of its shareholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. See “Certain U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Holders of the Company’s Common Shares.”

Confidential Treatment Requested by Retail Value Inc. RVI-85.

Pursuant to 17 C.F.R. Section 200.83.

SELECTED FINANCIAL INFORMATION

The combined financial data included in the following table has been derived from the financial statements for the last three years and includes the information required by Item 301 of Regulation S-K. The following selected combined financial data should be read in conjunction with the Company’s combined financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Amounts presented in thousands:

	For the Year Ended December 31,
	2017	2016	2015
Operating Data:
Revenues	$322,879	$316,058	$298,280
Rental operating expenses	89,409	85,971	83,187
Net loss	(292,453)	(59,208)	(42,623)

	December 31,
	2017	2016
Balance Sheet Data:
Real estate (at cost)	$2,849,873	$3,219,540
Real estate, net of accumulated depreciation	2,150,585	2,557,649
Total assets	2,326,602	2,717,184
Total indebtedness	1,134,152	1,218,167
Total equity	1,090,464	1,384,894

	For the Year Ended December 31,
	2017	2016	2015
Cash Flow Data:
Cash flow provided by (used for):
Operating activities	$96,242	$102,299	$73,290
Investing activities	(9,643)	(177,540)	(226,102)
Financing activities	(89,305)	79,566	153,481

Confidential Treatment Requested by Retail Value Inc. RVI-86.

Pursuant to 17 C.F.R. Section 200.83.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following tables present unaudited pro forma combined financial statements of RVI consisting of pro forma combined results of operations for the three months ended March 31, 2018 and year ended December 31, 2017 and a pro forma combined balance sheet as of March 31, 2018. The financial information of RVI is comprised of 50 shopping center assets and an allocation of certain costs and expenses from activities related to these investments.

The unaudited pro forma adjustments include the following:

•	mortgage loan in the aggregate principal amount of $1.35 billion closed in February 2018 and related repayment of outstanding indebtedness with the loan proceeds;

•	completion of Management Agreements with DDR as described in this Information Statement; and

•	asset sales that were completed prior to spin-off.

The unaudited pro forma combined statements of operations represents the results of RVI for the three months ended March 31, 2018 and year ended December 31, 2017 and give effect to the spin-off from DDR as if it occurred on January 1, 2017. The pro forma combined balance sheet assumes the spin-off occurred on March 31, 2018.

The unaudited pro forma combined financial statements of RVI are not necessarily indicative of what our financial condition or results of operations would have been for the periods presented, nor are they representative of the future financial condition or results of operations of DDR. The unaudited pro forma combined financial statements of RVI should be read in conjunction with the audited combined financial statements and the notes thereto of RVI and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this Information Statement.

Confidential Treatment Requested by Retail Value Inc. RVI-87.

Pursuant to 17 C.F.R. Section 200.83.

The following table presents the unaudited pro forma combined statements of operations of RVI for the three months ended March 31, 2018 and year ended December 31, 2017:

RVI Pro Forma Statement of Operations For the three month period ended March 31, 2018 (Unaudited, in thousands except per share data)
Pro Forma Adjustments
	RVI Predecessor	Financing	Other	Pro Forma
Revenues from operations:
Minimum rents
Percentage and overage rents
Recoveries from tenants
Other income
Business interruption income

Rental operation expenses:
Operating and maintenance
Real estate taxes
Management fees
Impairment charges
Hurricane casualty and impairment loss
General and administrative
Depreciation and amortization

Other income (expense):
Interest expense
Other income (expense), net

Loss before tax expense
Tax expense

Loss from continuing operations
Gain on disposition of real estate, net

Net loss

Comprehensive loss

Per share data:
Basic

Diluted

Weighted average number of shares
Basic

Diluted

Confidential Treatment Requested by Retail Value Inc. RVI-88.

Pursuant to 17 C.F.R. Section 200.83.

	RVI Pro Forma Statement of Operations For the Year ended December 31, 2017 (Unaudited, in thousands except per share data)
		Pro Forma Adjustments
	RVI Predecessor	Financing	Other	Pro Forma
Revenues from operations:
Minimum rents	$218,537
Percentage and overage rents	2,862
Recoveries from tenants	75,592
Other income	17,388
Business interruption income	8,500

	322,879

Rental operation expenses:
Operating and maintenance	50,836
Real estate taxes	38,573
Management fees	13,135
Impairment charges	267,064
Hurricane casualty and impairment loss	5,930
General and administrative	17,914
Depreciation and amortization	118,739

	512,191

Other income (expense):
Interest expense	(90,264)
Other income (expense), net	(1,962)

	(92,226)

Loss before tax expense	(281,538)
Tax expense	(11,266)

Loss from continuing operations	(292,804)
Gain on disposition of real estate, net	351

Net loss	$(292,453)

Comprehensive loss	$(292,453)

Per share data:
Basic

Diluted

Weighted average number of shares
Basic

Diluted

Confidential Treatment Requested by Retail Value Inc. RVI-89.

Pursuant to 17 C.F.R. Section 200.83.

The following table presents the unaudited pro forma combined balance sheet as of March 31, 2018:

RVI Pro Forma Balance Sheet As of March 31, 2018 (Unaudited, in thousands)
Pro Forma Adjustments
	RVI Predecessor	Financing	Other	Pro Forma
Assets
Land
Buildings
Fixtures and tenant improvements

Less: Accumulated depreciation

Construction in progress and land

Total real estate assets, net

Cash and cash equivalents
Restricted cash
Accounts receivable, net
Casualty insurance receivable
Intangible assets
Other assets, net

Liabilities and Equity
Parent Company unsecured debt
Mortgage indebtedness

Total indebtedness
Accounts payable and other liabilities

Total liabilities

Commitments and contingencies
Equity
RVI Predecessor equity

Total equity

Confidential Treatment Requested by Retail Value Inc. RVI-90.

Pursuant to 17 C.F.R. Section 200.83.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with “Selected Financial Information,” “Business” and the Company’s historical combined financial statements and related notes thereto included elsewhere in this Information Statement. This discussion contains forward-looking statements based upon the Company’s current expectations that involve risks and uncertainties. The Company’s actual results may differ materiality from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Forward-Looking Statements” or in other parts of this Information Statement.

On December 14, 2017, DDR announced that it intended to separate a portfolio of 50 assets that includes 38 continental U.S. assets and all of its Puerto Rico assets. The separation will be effectuated by means of a pro rata distribution by DDR to its common shareholders of all RVI common shares held by DDR. On                         2018, the Board of Directors of DDR declared the distribution of all RVI common shares to DDR shareholders in the distribution on the basis of one RVI common share for every ten of DDR common shares held of record as of the close of business on                         2018 which is the record date for the distribution by DDR, or the record date.

Overview

RVI is an Ohio corporation formed primarily to hold a portfolio of 50 assets that includes 38 continental U.S. assets and 12 assets in Puerto Rico. These properties consist of retail shopping centers comprised of 16 million square feet of GLA and are located in 17 states and Puerto Rico. The Company’s centers have a diverse tenant base that include national retailers such as Walmart/Sam’s Club, Bed, Bath & Beyond, the TJX Companies (T.J. Maxx, Marshalls and HomeGoods), Best Buy, PetSmart, Ross Stores, Kohl’s and Michaels. At December 31, 2017, the aggregate occupancy of the Company’s operating shopping center portfolio was 90.6%, and the average annualized base rent per occupied square foot was $15.37.

In February 2018, the Company incurred $1.35 billion of mortgage financing. The Company expects to focus on realizing value in its portfolio through operations and sales of its assets, which had a combined gross book value of approximately $2.8 billion as of December 31, 2017. The Company primarily intends to use net asset sale proceeds to repay mortgage debt.

The Company will be externally managed and advised by one or more wholly-owned subsidiaries of DDR, the Company’s parent prior to the distribution. The Company expects to benefit from the experience and significant expertise of DDR’s executive team, which has successfully completed a high volume of property disposition transactions and has extensive property management, leasing and finance experience. Furthermore, the members of the DDR management team have developed strong relationships with institutional investors, brokers, and tenants that will provide value-added benefits.

Retail Environment and Company Fundamentals

The Company continues to see steady demand from a broad range of retailers for its space, even as many retailers continue to adapt to an omni-channel retail environment. Value-oriented retailers continue to take market share from conventional and national chain department stores. As a result, while certain of those conventional and national department stores have announced store closures and/or reduced expansion plans, many retailers, specifically those in the value and convenience category, continue to pursue store opening plans for 2018 and 2019.

Confidential Treatment Requested by Retail Value Inc. RVI-91.

Pursuant to 17 C.F.R. Section 200.83.

The Company’s portfolio experienced a decrease in occupancy from 93.6% to 90.6% in 2017 primarily attributable to the impact of tenant bankruptcies and a decrease within the Puerto Rico portfolio. The 2017 occupancy rate reflects 0.2 million square feet of GLA of unabsorbed vacancy related to the Sports Authority and Golfsmith bankruptcies in 2016 and the hhgregg bankruptcy in 2017. In addition, Toys “R” Us, which also operates Babies “R” Us stores, filed for bankruptcy protection in 2017 and recently announced plans to liquidate its operations. As of March 15, 2018, the Company has three Toys “R” Us locations, which includes Babies “R” Us locations, comprising 0.8% of Company-owned GLA and 0.6% of 2017 combined revenues. The Company has not been notified that these leases have been rejected in connection with the bankruptcy proceedings. Increased vacancy as well as weaker rental rates and the impact of Hurricane Maria generated a deceleration of comparable property profitability growth in 2017 as compared to 2016.

The following table lists the Company’s 10 largest tenants based on total annualized rental revenues as of December 31, 2017:

Tenant		% of Total Shopping Center Base Rental Revenues	% of Company- Owned Shopping Center GLA
1.	Walmart Inc.(A)	4.3%	9.1%
2.	Bed Bath & Beyond Inc.(B)	3.4%	4.0%
3.	TJX Companies, Inc.(C)	3.4%	4.1%
4.	Best Buy Co., Inc.	2.7%	2.5%
5.	PetSmart, Inc.	2.5%	2.0%
6.	Ross Stores, Inc.(D)	2.3%	3.1%
7.	Kohl’s Department Stores, Inc.	1.9%	3.4%
8.	Michaels Companies, Inc.	1.8%	1.8%
9.	Office Depot, Inc.(E)	1.7%	1.2%
10.	Gap Inc.(F)	1.6%	1.3%

(A)	Includes Walmart and Sam’s Club

(B)	Includes Bed Bath & Beyond, Cost Plus World Market and Christmas Tree Shops

(C)	Includes T.J. Maxx, Marshalls and HomeGoods

(D)	Includes Ross Dress for Less and dd’s Discounts

(E)	Includes Office Depot and OfficeMax

(F)	Includes Gap and Old Navy

Hurricane Casualty Loss

In September 2017, Hurricane Maria made landfall in Puerto Rico and the Company’s 12 shopping centers on the island were significantly impacted. One of the Company’s 12 shopping centers was severely damaged and, as of March 15, 2018, is not operational, except for a few tenants representing a minimal amount of Company-owned GLA. The other 11 assets sustained varying degrees of damage. Following the storm, the Company worked diligently to make all of the properties physically safe and prevent further water intrusion. The Company also worked to complete debris removal and provided generator power where possible until grid power was restored so that tenants could open as soon as possible. Since these initial efforts, the Company has been actively working with its consultants to finalize the scope and schedule of work to be performed to restore the assets. Restoration work has already started at several shopping centers. By the end of January 2018, utility power had been fully restored at all 12 properties. The Company anticipates that repairs will be substantially complete at

Confidential Treatment Requested by Retail Value Inc. RVI-92.

Pursuant to 17 C.F.R. Section 200.83.

eight of the 12 properties by the end of 2018. Although some tenant spaces are currently untenantable, as of March 15, 2018, 85% of leased GLA was open for business excluding Plaza Palma Real (77% including Plaza Palma Real).

The Company estimates its aggregate casualty insurance claim will be in the range of $150 million to $175 million, which includes the costs to clean up, repair and rebuild, as well as lost revenue estimated through March 31, 2018. This estimate is subject to change as the Company continues to assess the costs to repair damage. This amount also excludes casualty insurance proceeds due from certain continental-U.S.-based anchor tenants that maintain property insurance for their Company-owned premises. The Company maintains insurance on its assets in Puerto Rico with policy limits of approximately $330 million for both property damage and business interruption. See further discussion in both “Contractual Obligations and Other Commitments” and Note 8, “Commitments and Contingencies,” to the Company’s combined financial statements included in this Information Statement.

Critical Accounting Policies

The combined financial statements of the Company include the accounts of the Company and all subsidiaries where the Company has financial or operating control. The preparation of financial statements in conformity GAAP requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying combined financial statements and related notes. In preparing these financial statements, management has used available information, including the Company’s and DDR’s history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments of certain amounts included in the Company’s combined financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating its estimates inherent in these financial statements might not materialize. Application of the critical accounting policies described below involves the exercise of judgment and the use of assumptions as to future uncertainties. Accordingly, actual results could differ from these estimates. In addition, other companies may use different estimates that may affect the comparability of the Company’s results of operations to those of companies in similar businesses.

Revenue Recognition and Accounts Receivable

Rental revenue is recognized on a straight-line basis that averages minimum rents over the current term of the leases. Certain of these leases provide for percentage and overage rents based upon the level of sales achieved by the tenant. Percentage and overage rents are recognized after a tenant’s reported sales have exceeded the applicable sales breakpoint set forth in the applicable lease. The leases also typically provide for tenant reimbursements of common area maintenance and other operating expenses and real estate taxes. Accordingly, revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon the tenant lease provision. Ancillary and other property-related income, which includes the leasing of vacant space to temporary tenants, is recognized in the period earned. Lease termination fees are included in other revenue and recognized and earned upon termination of a tenant’s lease and relinquishment of space in which the Company has no further obligation to the tenant. Management fees are recorded in the period earned. In 2014, the Financial Accounting Standards Board (“FASB”) issued Revenue from Contracts with Customers, which is effective for the Company in 2018. Most significantly for the real estate industry, leasing transactions are not within the scope of the new standard. A majority of the Company’s tenant-related revenue is recognized pursuant to lease agreements. This new standard and its impact on the Company is more fully described in Note 3, “Summary of Significant Accounting Policies – New Accounting Standards to Be Adopted,” of the Company’s combined financial statements included in this Information Statement.

Confidential Treatment Requested by Retail Value Inc. RVI-93.

Pursuant to 17 C.F.R. Section 200.83.

The Company makes estimates of the collectability of its accounts receivable related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. The Company analyzes accounts receivable, tenant credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. The time to resolve these claims may exceed one year. These estimates have a direct impact on the Company’s earnings because a higher bad debt reserve and/or a subsequent write-off in excess of an estimated reserve results in reduced earnings.

Combination

All significant inter-company balances and transactions have been eliminated in combination.

Real Estate and Long-Lived Assets

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The Company is required to make subjective assessments as to the useful lives of its properties to determine the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company’s net income. If the Company were to extend the expected useful life of a particular asset, it would be depreciated over more years and result in less depreciation expense and higher annual net income.

On a periodic basis, management assesses whether there are any indicators that the value of real estate assets, including construction in progress, and intangibles may be impaired. A property’s value is impaired only if management’s estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. The determination of undiscounted cash flows requires significant estimates by management. In management’s estimate of cash flows, it considers factors such as expected future operating income (loss), trends and prospects, the effects of demand, competition and other factors. If the Company is evaluating the potential sale of an asset, the undiscounted future cash flows analysis is probability-weighted based upon management’s best estimate of the likelihood of the alternative courses of action. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated actions could affect the determination of whether an impairment exists and whether the effects could have a material impact on the Company’s net income. To the extent an impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

The Company is required to make subjective assessments as to whether there are impairments in the value of its real estate properties. These assessments have a direct impact on the Company’s net income because recording an impairment charge results in an immediate negative adjustment to net income. If the Company’s estimates of the projected future cash flows, anticipated holding periods or market conditions change, its evaluation of the impairment charges may be different, and such differences could be material to the Company’s combined financial statements. Plans to hold properties over longer periods decrease the likelihood of recording impairment losses.

The Company allocates the purchase price to assets acquired and liabilities assumed at the date of acquisition. In estimating the fair value of the tangible and intangible assets and liabilities acquired, the Company considers information obtained about each property as a result of its due diligence, marketing and leasing activities. It applies various valuation methods, such as estimated cash flow projections using appropriate discount and capitalization rates, estimates of replacement costs net of depreciation and available market information. If the Company determines that an event has occurred after the initial allocation of the asset or

Confidential Treatment Requested by Retail Value Inc. RVI-94.

Pursuant to 17 C.F.R. Section 200.83.

liability that would change the estimated useful life of the asset, the Company will reassess the depreciation and amortization of the asset. The Company is required to make subjective estimates in connection with these valuations and allocations.

The Company generally considers assets to be held for sale when the transaction has been approved by the appropriate level of management and there are no known significant contingencies relating to the sale such that the sale of the property within one year is considered probable. This generally occurs when a sales contract is executed with no contingencies and the prospective buyer has significant funds at risk to ensure performance.

Measurement of Fair Value—Real Estate

The Company is required to assess the value of its real estate assets. The fair value of real estate investments used in the Company’s impairment calculations is estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Assets without a public market are valued based on assumptions made and valuation techniques used by the Company. The availability of observable transaction data and inputs can make it more difficult and/or subjective to determine the fair value of such assets. As a result, amounts ultimately realized by the Company from investments sold may differ from the fair values presented, and the differences could be material.

The valuation of impaired real estate assets, is determined using widely accepted valuation techniques including the income capitalization approach or discounted cash flow analysis on the expected cash flows of each asset considering prevailing market capitalization rates, analysis of recent comparable sales transactions, actual sales negotiations, bona fide purchase offers received from third parties and/or consideration of the amount that currently would be required to replace the asset, as adjusted for obsolescence. In general, the Company considers multiple valuation techniques when measuring fair value of an investment. However, in certain circumstances, a single valuation technique may be appropriate.

For operational real estate assets, the significant assumptions include the capitalization rate used in the income capitalization valuation as well as the projected property net operating income and expected hold period. For projects under redevelopment or not at stabilization, the significant assumptions include the discount rate, the timing for the construction completion and project stabilization and the exit capitalization rate. Valuation of real estate assets is calculated based on market conditions and assumptions made by management at the measurement date, which may differ materially from actual results if market conditions or the underlying assumptions change.

General and Administrative Expenses

General and administrative expenses include an allocation of indirect of costs and expenses incurred by DDR related to the Company’s business, primarily consisting of compensation and other general and administrative costs that have been allocated using the relative percentage of property revenue of the Company and DDR management’s knowledge of the Company’s business. The amounts allocated are not necessarily indicative of the actual amount of indirect expenses that would have been recorded had the Company been a separate independent entity. The amount of General and Administrative expenses allocated to the Company has a direct impact on its net income or loss.

Comparison of 2017, 2016 and 2015 Results of Operations

For the comparison of 2017 to 2016, shopping center properties owned as of January 1, 2016, and for the comparison of 2016 to 2015, shopping centers owned as of January 1, 2015, are referred to herein as the “Comparable Portfolio Properties.”

Confidential Treatment Requested by Retail Value Inc. RVI-95.

Pursuant to 17 C.F.R. Section 200.83.

Revenues from Operations (in thousands)

	2017	2016	2015	2017 vs. 2016 $ Change	2016 vs. 2015 $ Change
Base and percentage rental revenues(A)	$221,399	$224,383	$210,028	$(2,984)	$14,355
Recoveries from tenants(B)	75,592	79,981	77,621	(4,389)	2,360
Other income(C)	17,388	11,694	10,631	5,694	1,063
Business interruption income(D)	8,500	—	—	8,500	—

Total revenues(E)	$322,879	$316,058	$298,280	$6,821	$17,778

(A)	The changes were due to the following (in millions):

	2017 vs. 2016 Increase (Decrease)	2016 vs. 2015 Increase (Decrease)
Acquisition of shopping centers	$4.8	$13.8
Comparable Portfolio Properties(1)	(7.0)	1.0
Straight-line rents	(0.8)	(0.4)

Total	$(3.0)	$14.4

(1)	Includes a reduction associated with Hurricane Maria for the Puerto Rico properties that has been partially defrayed by insurance proceeds as noted in (D) and (E) below.

The following tables present the statistics for the Company’s portfolio affecting base and percentage rental revenues.

	Shopping Center Portfolio December 31,
	2017	2016	2015
Centers owned	50	50	48
Aggregate occupancy rate	90.6%	93.6%	94.4%
Average annualized base rent per occupied square foot	$15.37	$15.31	$14.96

The decrease in the occupancy rate from 2015 as compared to 2016 primarily was due to tenant bankruptcies as discussed below. The decrease in the 2017 occupancy rate as compared to 2016 was also impacted by tenant bankruptcies and lower rates within the Puerto Rico properties. The 2017 occupancy rates above reflect the impact of unabsorbed vacancies related to The Sports Authority and Golfsmith bankruptcies that occurred in 2016 and the hhgregg bankruptcy in 2017. In addition, the overall occupancy rate within the Puerto Rico properties has declined in 2017 due to the deterioration in the local market fundamentals.

(B)	Recoveries from tenants were approximately 90.5%, 97.0% and 99.0% of reimbursable operating expenses and real estate taxes for the years ended December 31, 2017, 2016 and 2015, respectively. The overall decreased percentage of recoveries from tenants in 2017 was attributable to a reduction in recovery income associated with the Puerto Rico properties due to the decrease in occupancy as well as Hurricane Maria. The hurricane-related loss has been partially defrayed by insurance proceeds as noted in (D) and (E) below.

Confidential Treatment Requested by Retail Value Inc. RVI-96.

Pursuant to 17 C.F.R. Section 200.83.

(C)	Composed of the following (in millions):

	2017	2016	2015	2017 vs. 2016 $ Change	2016 vs. 2015 $ Change
Ancillary and other property income	$7.9	$10.0	$9.8	$(2.1)	$0.2
Lease termination fees and other	9.5	1.7	0.8	7.8	0.9

	$17.4	$11.7	$10.6	$5.7	$1.1

The decrease in Ancillary and other property income in 2017 primarily is attributable to Hurricane Maria for the Puerto Rico properties. The Company recorded a lease termination fee of $8.2 million in 2017 related to the receipt of a 132,700 square-foot building triggered by an anchor tenant not exercising its option under a ground lease at Riverdale Village shopping center in Coon Rapids, Minnesota.

(D)	Represents payments received in the fourth quarter of 2017 from the Company’s insurance company related to the Company’s claims for business interruption losses incurred at its Puerto Rico properties.

(E)	The Company did not record $11.7 million of aggregate tenant revenues in 2017 attributable to Hurricane Maria that has been partially defrayed by the receipt of business interruption insurance proceeds as noted above. See further discussion of the hurricane impact in both “Contractual Obligations and Other Commitments” and Note 8, “Commitments and Contingencies,” to the Company’s financial statements included in this Information Statement.

Expenses from Operations (in thousands)

	2017	2016	2015	2017 vs. 2016 $ Change	2016 vs. 2015 $ Change
Operating and maintenance(A)	$50,836	$47,620	$49,268	$3,216	$(1,648)
Real estate taxes(A)	38,573	38,351	33,919	222	4,432
Management fees	13,135	13,468	12,444	(333)	1,024
Impairment charges(B)	267,064	43,477	19,404	223,587	24,073
Hurricane casualty and impairment loss(C)	5,930	—	—	5,930	—
General and administrative(D)	17,914	13,759	12,071	4,155	1,688
Depreciation and amortization(A)	118,739	121,760	111,061	(3,021)	10,699

	$512,191	$278,435	$238,167	$233,756	$40,268

Confidential Treatment Requested by Retail Value Inc. RVI-97.

Pursuant to 17 C.F.R. Section 200.83.

(A)	The changes were due to the following (in millions):

Comparison of 2017 to 2016

	2017 vs. 2016 $ Change
	Operating and Maintenance	Real Estate Taxes	Depreciation and Amortization
Acquisition of shopping centers	$1.0	$0.5	$4.0
Comparable Portfolio Properties	2.2	(0.3)	(7.0)

	$3.2	$0.2	$(3.0)

Depreciation expense for Comparable Portfolio Properties was lower in 2017, primarily as a result of accelerated depreciation charges in 2016 related to changes in the useful lives of certain assets related to the early termination of tenant leases.

Comparison of 2016 to 2015

	2016 vs. 2015 $ Change
	Operating and Maintenance	Real Estate Taxes	Depreciation and Amortization
Acquisition of shopping centers	$1.6	$3.4	$9.1
Comparable Portfolio Properties	(3.2)	1.0	1.6

	$(1.6)	$4.4	$10.7

Operating and maintenance expenses for the Comparable Portfolio Properties were lower in 2016 due to decreased recoverable operating expenses and professional fees.

(B)	The Company recorded impairment charges during the years ended December 31, 2017, 2016 and 2015, primarily triggered by changes in DDR executive management’s strategic plan that impacted its asset hold-period assumptions and/or expected future cash flows. During 2015, DDR management accelerated the then in place portfolio quality initiative, which it intended to accomplish in part through the disposition of less strategic assets and undeveloped land. The disposition initiative triggered the recording of impairment charges on two operating shopping centers and one parcel of land no longer considered for development. In 2016, DDR executive management and DDR Board of Directors decided to increase the volume of asset sales beyond the level contemplated in 2015 primarily to accelerate progress on DDR’s deleveraging goal. As a result of this decision, the recording of impairment charges was triggered on four of the Company’s operating shopping centers that DDR management identified as short-term disposition candidates. During 2017, impairments were triggered related to changes in asset hold-period assumptions and/or expected future cash flows primarily in conjunction with DDR’s change in executive management and strategic direction. This change triggered the recording of impairment charges on 19 of the Company’s operating shopping centers. Impairment charges are more fully described in Note 9, “Impairment Charges,” of the Company’s combined financial statements included in this Information Statement.

(C)	The Hurricane Casualty and Impairment Loss is more fully described in both “Contractual Obligations and Other Commitments” and later in this section and Note 8, “Commitments and Contingencies,” to the Company’s combined financial statements included in this Information Statement.

Confidential Treatment Requested by Retail Value Inc. RVI-98.

Pursuant to 17 C.F.R. Section 200.83.

(D)	Primarily represents the allocation of indirect costs and expenses incurred by DDR related to the Company’s business consisting of compensation and other general and administrative expenses that have been allocated using the property revenue of the Company. Included in the allocation in 2017 and 2015 are employee separation charges aggregating $4.1 million and $0.5 million, respectively, related to DDR’s management transition and staffing reduction. For the year ended December 31, 2017, general and administrative expenses of $17.9 million less the separation charges of $4.1 million were approximately 4.2% of total revenues.

Other Income and Expenses (in thousands)

	2017	2016	2015	2017 vs. 2016 $ Change	2016 vs. 2015 $ Change
Interest expense(A)	$(90,264)	$(96,806)	$(99,008)	$6,542	$2,202
Other income (expense), net(B)	(1,962)	(373)	(600)	(1,589)	227

	$(92,226)	$(97,179)	$(99,608)	$4,953	$2,429

(A)	The weighted-average interest rate of the Company’s Parent Company unsecured debt and mortgages (based on contractual rates, excluding fair market value adjustments, discounts and debt issuance costs) at December 31, 2017, 2016 and 2015, was 4.5%, 4.9% and 5.7%, respectively. Interest expense includes $35.2 million, $33.8 million and $26.1 million for the years ended December 31, 2017, 2016 and 2015, respectively, allocated from DDR.

The overall decrease in interest expense for the three-year period relates to the decrease in the Company’s borrowing rate.

Interest costs capitalized in conjunction with redevelopment projects were $0.4 million, $0.3 million and $1.0 million for the years ended December 31, 2017, 2016 and 2015, respectively. The change in the amount of interest costs capitalized is a result of a change in the mix of active redevelopment projects year over year.

(B)	Amounts primarily related to transaction costs and other items. The amounts incurred in 2017 primarily related to the preparation for the spin off of the Company. The 2016 and 2015 costs primarily related to transaction costs attributable to the acquisition of shopping centers.

Tax Expense, Disposition of Real Estate and Net Loss (in thousands)

	2017	2016	2015	2017 vs. 2016 $ Change	2016 vs. 2015 $ Change
Tax expense(A)	$(11,266)	$(950)	$(3,840)	$(10,316)	$2,890
Gain on disposition of real estate, net	351	1,298	712	(947)	586
Net loss(B)	(292,453)	(59,208)	(42,623)	(233,245)	(16,585)

(A)

In 2015, the Company completed a tax restructuring related to its assets in Puerto Rico, in accordance with temporary legislation of the Puerto Rico Internal Revenue Code. This election permitted the Company to prepay $18.3 million in taxes to step up its tax basis in the Puerto Rican assets and reduce its effective tax rate from 39% to a 10% withholding tax related to those assets. The Company recorded a tax expense of

Confidential Treatment Requested by Retail Value Inc. RVI-99.

Pursuant to 17 C.F.R. Section 200.83.

$3.0 million during 2015 related to the difference in the effective tax rate spread between the tax payment rate and the withholding tax rate. In 2017, the Company recorded a valuation allowance aggregating $10.8 million on the prepaid tax asset triggered by the change in asset-hold period assumptions related to its change in strategic direction for the Puerto Rico properties. Tax matters are more fully described in Note 3, “Summary of Significant Accounting Policies,” of the Company’s combined financial statements included in this information statement.

(B)	The changes in net loss were due to the following:

Comparison of 2017 to 2016

The increase in net loss primarily was due to an increase in impairment charges, a valuation allowance recorded in 2017 of the Puerto Rico prepaid tax asset, hurricane casualty and impairment losses related to Hurricane Maria including lost tenant revenues, higher general and administration expenses due to the portion of DDR employee severance charges partially offset by a decrease in interest expense and an increase in property-related revenues in excess of property-related operating expenses.

Comparison of 2016 to 2015

The increase in net loss primarily was due to an increase in impairment charges recorded in 2016 partially offset by an increase in property-related revenues in excess of property-related operating expenses, lower tax expense and lower interest expense.

Non-GAAP Financial Measures

Funds from Operations and Operating Funds from Operations

Definition and Basis of Presentation

The Company believes that Funds from Operations, or FFO, and Operating FFO, both non-GAAP financial measures, provide additional and useful means to assess the financial performance of REITs. FFO and Operating FFO are frequently used by the real estate industry, as well as securities analysts, investors and other interested parties, to evaluate the performance of REITs.

FFO excludes GAAP historical cost depreciation and amortization of real estate and real estate investments, which assume that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions, and many companies use different depreciable lives and methods. Because FFO excludes depreciation and amortization unique to real estate and gains and losses from depreciable property dispositions, it can provide a performance measure that, when compared year over year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, interest costs and acquisition, disposition and development activities. This provides a perspective of the Company’s financial performance not immediately apparent from net income determined in accordance with GAAP.

FFO is generally defined and calculated by the Company as net income (loss) (computed in accordance with GAAP), adjusted to exclude (i) gains and losses from disposition of depreciable real estate property, which are presented net of taxes, if any, (ii) impairment charges on depreciable real estate property and (iii) certain non-cash items. These non-cash items principally include real property depreciation and amortization of intangibles. The Company’s calculation of FFO is consistent with the definition of FFO provided by NAREIT.

Confidential Treatment Requested by Retail Value Inc. RVI-100.

Pursuant to 17 C.F.R. Section 200.83.

The Company believes that certain gains and charges recorded in its operating results are not comparable or reflective of its core operating performance. As a result, the Company also computes Operating FFO and discusses it with the users of its financial statements, in addition to other measures such as net income (loss) determined in accordance with GAAP and FFO. Operating FFO is generally defined and calculated by the Company as FFO excluding certain charges and gains that management believes are not comparable and indicative of the results of the Company’s operating real estate portfolio. Such adjustments include gains/losses on the sale of non-depreciable real estate, impairments of non-depreciable real estate, gains/losses on the early extinguishment of debt, net hurricane-related losses, transaction costs and other restructuring type costs. The disclosure of these charges and gains is generally requested by users of the Company’s financial statements. The adjustment for these charges and gains may not be comparable to how other REITs or real estate companies calculate their results of operations, and the Company’s calculation of Operating FFO differs from NAREIT’s definition of FFO. Additionally, the Company provides no assurances that these charges and gains are non-recurring. These charges and gains could be reasonably expected to recur in future results of operations.

These measures of performance are used by the Company for several business purposes and by other REITs. The Company uses FFO and/or Operating FFO in part (i) as a disclosure to improve the understanding of the Company’s operating results among the investing public, (ii) as a measure of a real estate asset’s performance and (iii) to compare the Company’s performance to that of other publicly traded shopping center REITs.

For the reasons described above, management believes that FFO and Operating FFO provide the Company and investors with an important indicator of the Company’s operating performance. They provide recognized measures of performance other than GAAP net income, which may include non-cash items (often significant). Other real estate companies may calculate FFO and Operating FFO in a different manner.

Management recognizes the limitations of FFO and Operating FFO when compared to GAAP’s net income. FFO and Operating FFO do not represent amounts available for dividends, capital replacement or expansion, debt service obligations or other commitments and uncertainties. Management does not use FFO or Operating FFO as an indicator of the Company’s cash obligations and funding requirements for future commitments or redevelopment activities. Neither FFO nor Operating FFO represents cash generated from operating activities in accordance with GAAP, and neither is necessarily indicative of cash available to fund cash needs. Neither FFO nor Operating FFO should be considered an alternative to net income (computed in accordance with GAAP) or as an alternative to cash flow as a measure of liquidity. FFO and Operating FFO are simply used as additional indicators of the Company’s operating performance. The Company believes that to further understand its performance, FFO and Operating FFO should be compared with the Company’s reported net income (loss) and considered in addition to cash flows determined in accordance with GAAP, as presented in its combined financial statements. Reconciliations of these measures to their most directly comparable GAAP measure of net loss have been provided below.

Reconciliation Presentation

FFO and Operating FFO were as follows (in thousands):

	For the Year Ended December 31,			2017 vs. 2016 $ Change	2016 vs. 2015 $ Change
	2017	2016	2015
FFO	$95,570	$103,822	$71,985	$(8,252)	$31,837
Operating FFO	116,270	103,806	90,580	12,464	13,226

Confidential Treatment Requested by Retail Value Inc. RVI-101.

Pursuant to 17 C.F.R. Section 200.83.

Comparison of 2017 to 2016

The decrease in FFO primarily was due to the allocation of DDR employee severance charges and a valuation allowance of the Puerto Rico prepaid tax asset partially offset by lower interest expense. The increase in Operating FFO primarily was due to higher property-related revenues in excess of property-related expenses as well as lower interest expense.

Comparison of 2016 to 2015

The increase in FFO primarily was due to the impact of two asset acquisitions in 2016, lower interest expense and impairment charges of non-depreciable assets recorded in 2015 partially offset by higher general and administrative expenses. The increase in Operating FFO primarily was due to the same factors impacting FFO excluding the impact of the non-depreciable impairment charges recorded in 2015.

The Company’s reconciliation of net loss to FFO and Operating FFO is as follows (in thousands). The Company provides no assurances that these charges and gains adjusted in the calculation of Operating FFO are non-recurring. These charges and gains could reasonably be expected to recur in future results of operations.

	For the Year Ended December 31,
	2017	2016	2015
Net loss	$(292,453)	$(59,208)	$(42,623)
Depreciation and amortization of real estate investments	116,460	120,002	109,451
Impairment of depreciable real estate assets	272,164	43,477	5,295
Gain on disposition of depreciable real estate	(601)	(449)	(138)

FFO	95,570	103,822	71,985
Hurricane casualty loss(A)	3,626	—	—
Impairment charges – non-depreciable assets	—	—	14,109
Separation charges	4,068	—	494
Other (income) expense, net(B)	1,962	373	1,204
Valuation allowance/tax expense	10,794	460	3,362
Loss (gain) on disposition of non-depreciable real estate	250	(849)	(574)

Non-operating items, net	20,700	(16)	18,595

Operating FFO	$116,270	$103,806	$90,580

(A)	The hurricane casualty loss is summarized as follows (in thousands):

For the Year Ended December 31, 2017
Lost tenant revenue	$11,715
Business interruption income	(8,500)
Clean up costs and other uninsured expenses	411

$3,626

Confidential Treatment Requested by Retail Value Inc. RVI-102.

Pursuant to 17 C.F.R. Section 200.83.

(B)	Amounts included in other income/expense as follows (in millions):

	For the Year Ended December 31,
	2017	2016	2015
Transaction and other (income) expense, net	$2.0	$0.4	$0.9
Debt extinguishment costs, net	—	—	0.3

	$2.0	$0.4	$1.2

Liquidity, Capital Resources and Financing Activities

The Company requires capital to fund its investment activities, capital expenditures and operating expenses. The Company’s capital sources may include cash flow from operations and asset sales. The Company may also enter into a revolving credit facility to fund short-term liquidity, as needed.

Debt outstanding was $1.1 billion and $1.2 billion at December 31, 2017 and 2016, respectively, and was refinanced in full in 2018 as discussed below. The Company’s $1.35 billion mortgage loan generally requires interest only payments. The Company intends to utilize net asset sale proceeds to repay this mortgage loan. While the Company currently believes it has several viable sources to obtain capital and fund its business, no assurance can be provided that this obligation will be refinanced or repaid as currently anticipated. The sources of funds could be affected by various risks and uncertainties (see Risk Factors).

2018 Financing Activities

In February 2018, the Company entered into a $1.35 billion mortgage loan, discussed below. The proceeds from the newly entered loan were used to repay all of the outstanding mortgage debt then outstanding with respect to the Company’s properties and Parent Company unsecured debt. In connection with this financing, the Company entered into an interest rate cap agreement with a LIBOR strike rate of 3.0% and a notional amount of $1.35 billion.

New Secured Financing

On February 14, 2018, certain wholly-owned subsidiaries of the Company entered into a mortgage loan in the aggregate principal amount of $1.35 billion. The borrowers’ obligations to pay principal, interest and other amounts under the mortgage loan are evidenced by certain promissory notes executed by the borrowers, which are referred to collectively as the notes, which are secured by, among other things: (i) mortgages encumbering the borrowers’ respective continental U.S. properties (a total of 38 properties); (ii) a pledge of the equity of the Company’s subsidiaries that own the 12 Puerto Rico properties and a pledge of rents and other cash flows, insurance proceeds and condemnation awards in connection with the 12 Puerto Rico properties; and (iii) a pledge of any reserves and accounts of any borrower. Subsequent to closing, the originating lenders placed the notes into a securitization trust which issued and sold mortgage-backed securities to investors.

The loan facility will mature on February 9, 2021, subject to two one-year extensions at borrowers’ option conditioned upon, among other items, (i) an event of default shall not be continuing, (ii) in the case of the first one-year extension option, evidence that the Debt Yield (as defined and calculated in accordance with the loan agreement, but which is the ratio of net operating income of the continental U.S. properties to the outstanding principal amount of the loan facility) equals or exceeds 11% and the ratio of the outstanding principal amount of the notes to the value of the continental U.S. properties (based on appraisal values determined at the time of the initial closing) is less than 50%, and (iii) in the case of the second one-year extension option, evidence that the Debt Yield equals or exceeds 12% and the loan-to-value ratio is less than 45%.

Confidential Treatment Requested by Retail Value Inc. RVI-103.

Pursuant to 17 C.F.R. Section 200.83.

The initial weighted-average interest rate applicable to the notes is equal to one-month LIBOR plus a spread of 3.15% per annum, provided that such spread is subject to an increase of 0.25% per annum in connection with any exercise of the first extension option and an additional increase of 0.25% per annum in connection with any exercise of the second extension option. Borrowers are required to maintain an interest rate cap with respect to the principal amount of the notes having (i) during the initial three-year term of the loan, a LIBOR strike rate equal to 3.0% and (ii) with respect to any extension period, a LIBOR strike rate that would result in a debt service coverage ratio of 1.20x based on the continental U.S. properties. Mortgage-backed securities securitized by the notes were sold by the lenders to investors at a blended rate (prior to exercise of any extension option) of one-month LIBOR plus a spread of 2.91% per annum; the spread paid by the Company increased to 3.15% per annum based on terms included in the originating lenders’ initial financing commitment to borrowers. Application of voluntary prepayments as described below may cause the weighted-average interest rate to increase over time.

The loan facility is structured as an interest only loan throughout the initial three-year term and any exercised extension options. As a result, so long as no Amortization Period (as described below) or event of default exists, any property cash flows available following payment of debt service and funding of certain required reserve accounts (including reserves for payment of real estate taxes, insurance premiums, ground rents, tenant improvements and capital expenditures), will be available to the borrowers to pay operating expenses and for other general corporate purposes. An Amortization Period will be deemed to commence in the event the borrowers fail to achieve a Debt Yield of 10.8% as of March 31, 2019, 11.9% as of September 30, 2019, 14.1% as of March 31, 2020 and 19.2% as of September 30, 2020. The Debt Yield as of February 14, 2018 was 9.8%. In the event an Amortization Period occurs, any property cash flows available following payment of debt service and the funding of certain reserve accounts (including the reserve accounts referenced above and additional reserves established for payment of approved operating expenses, DDR management fees, certain public company costs, certain taxes and the minimum cash portion of required REIT distributions) shall be applied to the repayment of the notes. During an Amortization Period, cash flow from the borrowers’ operations will only be made available to the Company to pay required REIT distributions in an amount equal to the minimum portion of required REIT distributions allowed by law to be paid in cash (currently 20%), with the remainder of required REIT distributions during an Amortization Period likely to be paid by the Company in shares of the Company’s common stock.

Subject to certain conditions described in the mortgage loan agreement, the borrowers may prepay principal amounts outstanding under the loan facility in whole or in part by providing (i) advance notice of prepayment to the lenders and (ii) remitting the prepayment premium described in the mortgage loan agreement. No prepayment premium is required with respect to any prepayments made after March 9, 2019. Additionally, no prepayment premium will apply to prepayments made in connection with permitted property sales. Each continental U.S. property has a portion of the original principal amount of the mortgage loan allocated to it. The amount of proceeds from the sale of an individual continental U.S. property required to be applied towards prepayment of the notes ( i.e. the property’s “release price”), will depend upon the Debt Yield at the time of the sale as follows:

•	if the Debt Yield is less than or equal to 12.0%, the release price is the greater of (i) 100% of the property’s net sale proceeds and (ii) 110% of its allocated loan amount;

•	if the Debt Yield is greater than 12.0% but less than or equal to 15.0%, the release price is the greater of (i) 90% of the property’s net sale proceeds and (ii) 105% of its allocated loan amount; and

•	if the Debt Yield is greater than 15.0%, the release price is the greater of (i) 80% of the property’s net sale proceeds and (ii) 100% of its allocated loan amount.

Confidential Treatment Requested by Retail Value Inc. RVI-104.

Pursuant to 17 C.F.R. Section 200.83.

Once the aggregate principal amount of the notes is less than $270.0 million, 100% of net proceeds from the sales of continental U.S. properties must be applied towards prepayment of the notes. Properties in Puerto Rico do not have allocated loan amounts or minimum release prices; all proceeds from sales of Puerto Rico properties are required to be used to prepay the notes, except that borrowers can obtain a release of all of the Puerto Rico properties for a minimum release price of $350.0 million.

Voluntary prepayments made by the borrower (including prepayments made with proceeds from asset sales) up to $337.5 million in the aggregate will be applied ratably to the senior and junior tranches of the notes. All other prepayments (including prepayments made with property cash flows following commencement of any Amortization Period) will be applied to tranches of notes (i) absent an event of default, in descending order of seniority (i.e., such prepayments will first be applied to the most senior tranches of notes) and (ii) following any event of default, in such order as the loan servicer determines in its sole discretion. As a result, the Company expects that the weighted average interest rate of the notes will increase during the term of the loan facility.

In the event of a default, the contract rate of interest on the notes will increase to the lesser of (i) the maximum rate allowed by law, or (ii) the greater of (A) 4% above the interest rate otherwise applicable and (B) the Prime Rate (as defined in the mortgage loan) plus 1.0%. The notes contain other terms and provisions that are customary for instruments of this nature.

In addition, the Company executed a certain Environmental Indemnity Agreement and a certain Guaranty Agreement in favor of the lenders under which the Company agreed to indemnify the lenders for certain environmental risks and guaranty the borrowers’ obligations under the exceptions to the non-recourse provisions in the mortgage loan agreement. The mortgage loan agreement includes representations, warranties, affirmative and restrictive covenants and other provisions customary for agreements of this nature. The mortgage loan agreement also includes customary events of default, including, among others, principal and interest payment defaults, and breaches of affirmative or negative covenants; the mortgage loan agreement does not contain any financial maintenance covenants. Upon the occurrence of an event of default, the lenders may avail themselves of various customary remedies under the loan agreement and other agreements executed in connection therewith or applicable law, including accelerating the loan facility and realizing on the real property collateral or pledged collateral.

The Company currently believes its existing sources of funds should be adequate for purposes of meeting its short-term liquidity needs.

Dividend Distributions

The Company anticipates making distributions to holders of its common shares to satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax (other than with respect to operations conducted through the Company’s TRS). U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income. The Company generally intends to make distributions with respect to each taxable year in an amount at least equal to its REIT taxable income for such taxable year. Although the Company initially expects to declare and pay distributions on or around the end of each calendar year, the RVI Board will evaluate its dividend policy regularly.

To the extent that cash available for distributions is less than the Company’s REIT taxable income, or if amortization requirements commence with respect to the terms of the mortgage loan, the Company may make a

Confidential Treatment Requested by Retail Value Inc. RVI-105.

Pursuant to 17 C.F.R. Section 200.83.

portion of its distributions in the form of common shares, and any such distribution of common shares may be taxable as a dividend to shareholders. The Company may also distribute debt or other securities in the future, which also may be taxable as a dividend to shareholders.

Any distributions the Company makes to its shareholders will be at the discretion of the RVI Board and will depend upon, among other things, the Company’s actual and anticipated results of operations and liquidity, which will be affected by various factors, including the income from its portfolio, its operating expenses (including management fees paid to the Manager), any other expenditures and the terms of the mortgage financing and the limitations set forth in the mortgage loan agreements. Distributions will also be impacted by the pace and success of the Company’s property disposition strategy.

Cash Flow Activity

The Company expects that its core business of leasing space to well capitalized retailers will continue to generate consistent and predictable cash flow after expenses and interest payments. As discussed above, Company intends to utilize net asset sale proceeds to repay its mortgage loan.

The following presents a summary of our combined statements of cash flow (in thousands):

	For the Year Ended December 31,
	2017	2016	2015
Cash flow provided by operating activities	$96,242	$102,299	$73,290
Cash flow used for investing activities	(9,643)	(177,540)	(226,102)
Cash flow (used for) provided by financing activities	(89,305)	79,566	153,481

Changes in cash flow for the year ended December 31, 2017, compared to the prior year are as follows:

Operating Activities: Cash provided by operating activities decreased $6.1 million primarily due to a decrease in income from Puerto Rico properties and increase in general and administrative expenses, partially offset by a reduction in interest expense.

Investing Activities: Cash used for investing activities decreased $167.9 million primarily due to a reduction in real estate assets acquired and improvements to operating real estate of $158.2 million.

Financing Activities: Cash used for financing activities increased $168.9 million primarily due to an increase of $73.3 million in mortgage debt repayments and a reduction in net transactions with DDR of $97.4 million.

Contractual Obligations and Other Commitments

The Company had debt obligations with maturities ranging from one year to 10 years at December 31, 2017. In addition, the Company has two long-term ground leases.

These obligations are summarized as follows for the subsequent five years ending December 31 (in millions):

Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Debt	$1,140.5	$9.5	$262.1	$272.0	$596.9
Interest payments	280.2	50.8	86.1	67.1	76.2
Operating leases	5.1	0.4	0.8	0.9	3.0

Total	$1,425.8	$60.7	$349.0	$340.0	$676.1

Confidential Treatment Requested by Retail Value Inc. RVI-106.

Pursuant to 17 C.F.R. Section 200.83.

After giving effect to the impact of the $1.35 billion mortgage loan and related debt repayments in February 2018, as discussed in the Liquidity Section, the scheduled principal payments of the outstanding indebtedness, excluding options, as of March 15, 2018, are as follows (in thousands):

Year	Amount
2018	$—
2019	—
2020	—
2021	1,350,000
2022	—
Thereafter	—

Total indebtedness outstanding at face value	$1,350,000

The Company has entered into agreements with general contractors related to its shopping centers aggregating commitments of approximately $1.1 million at December 31, 2017. These obligations, composed principally of construction contracts, are generally due within 12 to 24 months, as the related construction costs are incurred, and are expected to be financed through operating cash flow.

The Company routinely enters into contracts for the maintenance of its properties. These contracts typically can be canceled upon 30 to 60 days’ notice without penalty. At December 31, 2017, the Company had purchase order obligations, typically payable within one year, aggregating approximately $1.2 million related to the maintenance of its properties and general and administrative expenses. Subsequent to December 31, 2017, the Company has entered into agreements with general contractors related to the repair and restoration work for its properties in Puerto Rico. See further discussion below.

Hurricane Casualty Loss

In September 2017, Hurricane Maria made landfall in Puerto Rico. As a result, the Company’s 12 assets in Puerto Rico, aggregating 4.4 million square feet of Company-owned GLA, were significantly impacted. One of the 12 assets (Plaza Palma Real, consisting of approximately 0.4 million of Company-owned GLA) was severely damaged and, as March 15, 2018 is not operational, except for a few tenants representing a minor amount of Company-owned GLA. The other 11 assets sustained varying degrees of damage, including some tenant spaces which are currently untenantable. Such damage consisted primarily of roof, HVAC system and water intrusion.

Following the storm, the properties operated primarily on generator power. Grid power was restored to the Company’s properties throughout the fourth quarter of 2017. By the end of January 2018, all 12 of the assets had full utility power. The Company has completed debris removal and temporary repairs to mechanical systems and building interiors, as well as roof and exterior building repairs to prevent further water intrusion and related damages. The Company has engaged various consultants to assist with the damage scoping assessment. The Company is working with its consultants to finalize the scope and schedule of work to be performed. Restoration work has already started at Plaza Palma Real as well as at certain other shopping centers. The Company anticipates that the repairs will be substantially complete at eight of the 12 properties by the end of 2018. For the three largest properties as well as Plaza Palma Real, the Company anticipates that repair work will be substantially complete by the end of the third quarter of 2019. The timing and schedule of additional repair work to be completed are highly dependent upon any changes in the scope of work as well as the availability of building materials, supplies and skilled labor.

The Company maintains insurance on its assets in Puerto Rico with policy limits of approximately $330 million for both property damage and business interruption. The Company’s insurance policies are subject

Confidential Treatment Requested by Retail Value Inc. RVI-107.

Pursuant to 17 C.F.R. Section 200.83.

to various terms and conditions, including a combined property damage and business interruption deductible of approximately $6.0 million. The Company estimates its aggregate casualty insurance claim will be in the range of $150 million to $175 million, which includes the costs to clean up, repair and rebuild, as well as lost revenue estimated through March 31, 2018. This estimate is subject to change as the Company continues to assess the costs to repair damage. This amount excludes casualty insurance proceeds due from certain continental-U.S.-based anchor tenants who maintain property insurance of their Company-owned premises and are expected to make the required repairs to their stores at their own expense. The Company’s ability to repair its properties, and the cost of such repairs, could be negatively impacted by circumstances and events beyond the Company’s control, such as access to building materials and changes in the scope of work to be performed. Therefore, there can be no assurance that the Company’s estimates of property damage and lost rental revenue are accurate. The Company believes it maintains adequate insurance coverage on each of its properties and is working closely with the insurance carriers to obtain the maximum amount of insurance recovery provided under the policies. However, the Company can give no assurances as to the amounts of such claims, timing of payments and resolution of the claims. The Company received a $10.0 million advance toward the casualty insurance claim in December 2017.

The Company’s business interruption insurance covers lost revenue through the period of property restoration and for up to 365 days following completion of restoration. For 2017, rental revenues of $11.7 million were not recorded because of lost tenant revenue attributable to Hurricane Maria that has been partially defrayed by insurance proceeds. The Company estimates the waiting period deductible for the business interruption claim to be $0.9 million for the period ended December 31, 2017, which is included in the above $11.7 million. The Company will record revenue for covered business interruption claims in the period it determines that it is probable it will be compensated. As such, there could be a delay between the rental period and the recording of revenue. The amount of any future lost revenue depends on when properties are fully available for tenants’ re-occupancy which, in turn, is highly dependent upon the timing and progress of repairs. In the fourth quarter of 2017, the Company received insurance proceeds of $8.5 million related to its business interruption insurance claims, which is recorded on the Company’s Combined Statement of Operations as Business Interruption Income. The Company expects to make claims in future periods for lost revenue. However, there can be no assurance that insurance claims will be resolved favorably to the Company or in a timely manner.

See further discussion in Note 8, “Commitments and Contingencies,” of the Company’s combined financial statements included in this Information Statement.

Inflation

Most of the Company’s long-term leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling the Company to receive additional rental income from escalation clauses that generally increase rental rates during the terms of the leases and/or percentage rentals based on tenants’ gross sales. Such escalations are determined by negotiation, increases in the consumer price index or similar inflation indices. In addition, many of the Company’s leases are for terms of less than 10 years, permitting the Company to seek increased rents at market rates upon renewal. Most of the Company’s leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing the Company’s exposure to increases in costs and operating expenses resulting from inflation.

Economic Conditions

Despite the recent tenant bankruptcies in the retail sector and increase in e-commerce, the Company continues to believe there is retailer demand for quality locations within well-positioned shopping centers.

Confidential Treatment Requested by Retail Value Inc. RVI-108.

Pursuant to 17 C.F.R. Section 200.83.

Further, the Company continues to see demand from a broad range of retailers for its space, particularly in the off-price sector. Many of these retailers have store opening plans for 2018 and 2019. The Company also benefits from a diversified tenant base, with only three tenants whose annualized rental revenue equals or exceeds 3% of the Company’s annualized revenues (Walmart/Sam’s Club at 4.3%, Bed Bath & Beyond at 3.4% and TJX Companies (T.J. Maxx, Marshalls and HomeGoods) at 3.4%). Other significant tenants include Best Buy and Ross Stores, both of which have relatively strong credit ratings, remain well-capitalized and have outperformed other retail categories on a relative basis over time. In addition, several of the Company’s big box tenants (Walmart/Sam’s Club, Bed Bath & Beyond, Best Buy and PetSmart) have been adapting to an omni-channel retail environment, creating positive overall sales growth over the prior few years. The Company believes these tenants will continue providing it with a stable revenue base for the foreseeable future, given the long-term nature of these leases. Moreover, the majority of the tenants in the Company’s shopping centers provide day-to-day consumer necessities with a focus toward value and convenience, versus high-priced discretionary luxury items, which the Company believes will enable many of its tenants to outperform even in a challenging economic environment.

The retail shopping sector continues to be affected by the competitive nature of the retail business including the impact of internet shopping and the competition for market share, as well as general economic conditions, where stronger retailers have out-positioned some of the weaker retailers. These shifts can force some market share away from weaker retailers, which could require them to downsize and close stores and/or declare bankruptcy. In some cases, the loss of a weaker tenant or downsizing of space creates a value-add opportunity to re-lease space to a stronger retailer. Overall, the Company believes its portfolio remained stable at December 31, 2017. However, there can be no assurance that the loss of a tenant or downsizing of space will not adversely affect the Company in the future (see “Risk Factors”).

The Company believes that the quality of its shopping center portfolio is strong, as evidenced by the occupancy rates and the average annualized base rent per occupied square foot. The shopping center portfolio occupancy was 90.6% and 93.6% at December 31, 2017 and 2016, respectively. Despite the strength of the greater than 90% occupancy rate, the net decrease in the 2017 rate primarily was attributed to tenant bankruptcies and lower occupancy rates within the Puerto Rico portfolio. The total portfolio average annualized base rent per occupied square foot was $15.37 at December 31, 2017, as compared to $15.31 and $14.96 at December 31, 2016 and December 31, 2015, respectively. The weighted-average cost of tenant improvements and lease commissions estimated to be incurred over the expected lease term for new leases executed during 2017 was $4.06 per rentable square foot. The Company generally does not expend a significant amount of capital on lease renewals. The property revenue stream is generally derived from retailers with good credit profiles under long-term leases, with very little reliance on overage rents generated by tenant sales performance. The Company understands the risks posed by the economy, but believes that the position of its portfolio and the general diversity and credit quality of its tenant base should enable it to successfully navigate through potentially challenging economic times.

In addition to its goal of maximizing cash flow from property operations, the Company seeks to realize profits through the regular sale of assets to a variety of buyers. The market upon which this aspect of the business plan relies is currently characterized as liquid but also fragmented, with a wide range of generally small, non-institutional investors. While some investors do not require debt financing, many seek to capitalize on leveraged returns using mortgage financing at interest rates well below the initial asset-level returns implied by disposition prices. In addition to small, often local buyers, the Company also plans to transact with mid-sized institutional investors, some of which are domestic and foreign publicly traded companies. Many larger domestic institutions, such as pension funds and insurance companies, that were traditionally large buyers of retail real estate assets have generally become less active participants in transaction markets over the last several years.

As disclosed above in “Contractual Obligations and Commitments,” at December 31, 2017, the Company owned 12 assets on the island of Puerto Rico aggregating 4.4 million square feet of Company-owned GLA. The

Confidential Treatment Requested by Retail Value Inc. RVI-109.

Pursuant to 17 C.F.R. Section 200.83.

12 owned assets represent 33% of the Company’s total combined revenue and 35% of the Company’s combined revenue less operating expenses (i.e., net operating income) for the year ended December 31, 2017. These assets also account for approximately 27% of Company-owned GLA at December 31, 2017. There is continued concern about the status of the Puerto Rican economy, the ability of the government of Puerto Rico to meet its financial obligations and the impact of any government default on the economy of Puerto Rico. The impact of Hurricane Maria has further exacerbated these concerns. The Company’s assets experienced varying degrees of damage due to Hurricane Maria. The Company has been actively working with its insurer relating to both the property damage and business interruption claims. See Note 8, “Commitments and Contingencies,” to the Company’s combined financial statements included in this Information Statement. The Company believes that the tenants in these assets (many of which are U.S. retailers such as Walmart/Sam’s Club, Bed Bath & Beyond and TJX Companies (T.J. Maxx, Marshalls and HomeGoods)) typically cater to the local consumer’s desire for value and convenience and often provide consumers with day-to-day necessities, and should withstand redevelopment pressures and reopen their locations in Puerto Rico. The Company further believes that these tenants represent a source of stable, high-quality cash flow for the Company’s assets. There can be no assurance that the hurricane relief efforts will be completed in a timely manner, or at all, or that the economic conditions in Puerto Rico will not deteriorate further, which could materially and negatively impact consumer spending and ultimately adversely affect the Company’s assets in Puerto Rico or its ability to dispose of the properties on commercially reasonable terms, or at all (see “Risk Factors”).

New Accounting Standards

New Accounting Standards are more fully described in Note 3, “Summary of Significant Accounting Policies,” of the Company’s combined financial statements included in this Information Statement.

Confidential Treatment Requested by Retail Value Inc. RVI-110.

Pursuant to 17 C.F.R. Section 200.83.

QUANTITATIVE	AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s primary market risk exposure is interest rate risk. At December 31, 2017 and 2016, the Company’s outstanding indebtedness was composed of all fixed-rate debt. At December 31, 2017, the Company’s carrying value of the fixed-rate debt was $1,134.2 million, the fair value was $1,170.6 million and an estimate of the effect of a 100 basis-point increase in interest rates was $1,115.2 million. At December 31, 2016, the Company’s carrying value of the fixed-rate debt was $1,218.2 million and the fair value $1,251.3 million and an estimate of the effect of a 100 basis-point increase in interest rates was $1,199.2 million. The sensitivity to changes in interest rates of the Company’s fixed-rate debt was determined using a valuation model based upon factors that measure the net present value of such obligations that arise from the hypothetical estimate as discussed above.

As discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financing Activities,” in February 2018, the Company entered into a $1.35 billion mortgage loan the proceeds of which were used to repay all outstanding indebtedness of the Company and certain indebtedness of DDR. In addition, in connection with the financing, the Company entered into an interest rate cap agreement with a LIBOR strike rate of 3.0% and a notional amount of $1.35 billion.

The Company intends to use proceeds from asset sales for working capital, to repay its indebtedness and, to the extent permitted by the mortgage financing, for general corporate purposes including distributions to the Company’s shareholders. To the extent the Company were to incur variable-rate indebtedness, its exposure to increases in interest rates in an inflationary period could increase. The Company does not believe, however, that increases in interest expense as a result of inflation will significantly impact the Company’s distributable cash flow.

The Company intends to continually monitor and actively manage interest costs on any variable-rate debt portfolio and may enter into swap positions or interest rate caps. Accordingly, the cost of obtaining such protection agreements in relation to the Company’s access to capital markets will continue to be evaluated. The Company has not entered, and does not plan to enter, into any derivative financial instruments for trading or speculative purposes. As of December 31, 2017, the Company had no other material exposure to market risk.

Confidential Treatment Requested by Retail Value Inc. RVI-111.

Pursuant to 17 C.F.R. Section 200.83.

BUSINESS

RVI is an Ohio corporation formed primarily to hold 50 assets, comprised of 38 continental U.S. assets and 12 assets in Puerto Rico. These properties consist of retail shopping centers comprised of 16 million square feet of GLA and are located in 17 states and Puerto Rico. RVI’s centers have a diverse tenant base that includes national retailers such as Walmart/Sam’s Club, Bed, Bath & Beyond, the TJX Companies (T.J. Maxx, Marshalls and HomeGoods), Best Buy, PetSmart, Ross Stores, Kohl’s and Michaels.

The Company expects to focus on realizing value in its business through operations and sales of its assets, which had a combined gross book value of approximately $2.8 billion as of December 31, 2017.

The Company will be externally managed and advised by the Manager. On February 14, 2018, the Company and the Manager entered into three Property Management Agreements for the provision of property management services for (a) properties held in the continental United States directly by the Company, (b) properties held in the continental United States by a TRS, and (c) properties held in Puerto Rico. In addition, prior to the date of the separation, the Company and the Manager will enter into the External Management Agreement pursuant to which the Manager will provide corporate management services to the Company.

RVI plans to elect to be treated as a REIT for U.S. federal income tax purposes, commencing with the taxable year ending December 31, 2018, and RVI intends to maintain its status as a REIT for U.S. federal income tax purposes in future periods.

The Company intends to hold a number of properties indirectly through a TRS. Income from operations and gains from the sale of property by a TRS will be subject to tax at the TRS level at corporate tax rates. The current U.S. federal income tax rate applicable to corporations is 21%.

The Company has incurred $1.35 billion of mortgage financing, which is secured by mortgages on the Company’s continental U.S. properties, and by a pledge of cash flows from, and pledges of equity interests in, the Company’s Puerto Rico properties. The weighted-average interest rate of the tranches comprising the mortgage financing is initially equal to the one-month LIBOR rate plus 3.15% per annum, subject to an interest rate cap on the one-month LIBOR rate at 3.0%. The term of the financing is three years, with two one-year renewal options subject to the satisfaction of certain conditions. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financing Activities.”

The Company focuses on leasing space to retailers that it believes are gaining market share and are most successful in adapting to an omni-channel retailing world. Existing opportunities include rental increases and continued lease-up of RVI’s properties. These opportunities include expansion to accommodate high-credit-quality tenants and downsizing or reconfiguring junior anchors to enhance the merchandising mix of shopping centers providing retailers with the preferred footprint and should generate higher blended rental rates.

Operational Accomplishments

The Company maximized operating cash flow and improved competitive positioning of its assets in 2017 as evidenced by the achievement of the following:

•	Signed leases and renewals for approximately 1.9 million square feet of GLA, which included 410,000 square feet of new leasing volume;

•	Achieved blended leasing spreads of 2.7% for both new leases and renewals;

Confidential Treatment Requested by Retail Value Inc. RVI-112.

Pursuant to 17 C.F.R. Section 200.83.

•	Increased the annualized base rent per occupied square foot to $15.37 at December 31, 2017, as compared to $15.31 at December 31, 2016, an increase of 0.4%; and

•	Leased rate of 92.5% at December 31, 2017 compared to 94.2% at December 31, 2016. The 2017 occupancy rate reflects the unabsorbed vacancy resulting from 237,000 square feet of GLA related to The Sports Authority, Golfsmith and hhgregg bankruptcies.

The Company’s Properties

The Company currently owns 50 shopping center properties, including 12 properties located in Puerto Rico and 38 properties located throughout the continental U.S. that DDR believes represent many of DDR’s lower growth assets.

The table below shows RVI’s assets as of March 15, 2018:

RVI PROPERTIES
#	Center	MSA(1)	Location	State	Owned GLA	Total GLA	ABR PSF(2)	Key Tenants
1	Palm Valley Pavilions West	Phoenix	Goodyear	AZ	233	277	$18.06	Barnes & Noble, Best Buy, Ross Dress for Less, Total Wine & More
2	Tucson Spectrum	Tucson	Tucson	AZ	717	970	$14.55	Bed Bath & Beyond, Best Buy, Food City, Harkins Theatres, Home Depot (Not Owned), JCPenney, LA Fitness, Marshalls, Michaels, OfficeMax, Old Navy, Party City, PetSmart, Ross Dress for Less, Target (Not Owned)
3	Homestead Pavilion	Miami	Homestead	FL	300	391	$18.38	Bed Bath & Beyond, Kohl’s (Not Owned), Michaels, Ross Dress for Less
4	Tequesta Shoppes	Miami	Tequesta	FL	110	119	$11.55	Marshalls
5	International Drive Value Center	Orlando	Orlando	FL	186	192	$10.36	Bed Bath & Beyond, dd’s Discounts, Ross Dress for Less, T.J. Maxx
6	Millenia Plaza	Orlando	Orlando	FL	412	412	$10.84	BJ’s Wholesale Club, Dick’s Sporting Goods, Home Depot, Ross Dress for Less, Total Wine & More, Toys “R” Us/Babies “R” Us

Confidential Treatment Requested by Retail Value Inc. RVI-113.

Pursuant to 17 C.F.R. Section 200.83.

RVI PROPERTIES
#	Center	MSA(1)	Location	State	Owned GLA	Total GLA	ABR PSF(2)	Key Tenants
7	Lake Walden Square	Tampa	Plant City	FL	245	245	$11.72	Marshalls, Premiere Cinemas, Ross Dress for Less, Winn Dixie
8	Mariner Square	Tampa	Spring Hill	FL	194	519	$9.57	Bealls, Ross Dress for Less, Sam’s Club (Not Owned), Walmart (Not Owned)
9	The Walk at Highwoods Preserve	Tampa	Tampa	FL	138	232	$16.25	Best Buy, HomeGoods, Michaels, Muvico (Not Owned)
10	Brandon Boulevard Shoppes	Tampa	Valrico	FL	86	89	$15.50	LA Fitness
11	Douglasville Pavilion	Atlanta	Douglasville	GA	266	369	$12.08	Big Lots, Marshalls, Michaels, OfficeMax, PetSmart, Ross Dress for Less, Target (Not Owned)
12	Newnan Crossing	Atlanta	Newnan	GA	223	453	$8.54	Hobby Lobby, Lowe’s, Walmart (Not Owned)
13	East Lloyd Commons	Evansville	Evansville	IN	160	160	$16.03	Best Buy, Dick’s Sporting Goods, Michaels
14	Green Ridge Square	Grand Rapids	Grand Rapids	MI	216	407	$13.66	Bed Bath & Beyond, Best Buy, Michaels, T.J. Maxx, Target (Not Owned), Toys “R” Us (Not Owned)
15	Grandville Marketplace	Grand Rapids	Grandville	MI	224	372	$10.76	Hobby Lobby, Lowe’s (Not Owned), OfficeMax
16	Riverdale Village	Minneapolis	Coon Rapids	MN	788	968	$15.40	Bed Bath & Beyond, Best Buy, Costco (Not Owned), Dick’s Sporting Goods, DSW, JCPenney, Jo-Ann, Kohl’s, Old Navy, T.J. Maxx
17	Maple Grove Crossing	Minneapolis	Maple Grove	MN	262	350	$12.63	Barnes & Noble, Bed Bath & Beyond, Cub Foods (Not Owned), Kohl’s, Michaels
18	Midway Marketplace	Minneapolis	St. Paul	MN	324	487	$8.64	Cub Foods, Herberger’s (Not Owned), LA Fitness, T.J. Maxx, Walmart

Confidential Treatment Requested by Retail Value Inc. RVI-114.

Pursuant to 17 C.F.R. Section 200.83.

RVI PROPERTIES
#	Center	MSA(1)	Location	State	Owned GLA	Total GLA	ABR PSF(2)	Key Tenants
19	Crossroads Center	Gulfport	Gulfport	MS	555	591	$11.66	Academy Sports, Barnes & Noble, Belk, Burke’s Outlet, Cinemark, Forever 21, Michaels, Ross Dress for Less, T.J. Maxx
20	Big Oaks Crossing	Tupelo	Tupelo	MS	348	348	$6.12	Jo-Ann, Sam’s Club, Walmart
21	Seabrook Commons	Boston	Seabrook	NH	175	393	$18.57	Dick’s Sporting Goods, Walmart (Not Owned)
22	Hamilton Commons	Atlantic City	Mays Landing	NJ	397	397	$16.50	Bed Bath & Beyond, Hobby Lobby, Marshalls, Regal Cinemas, Ross Dress for Less
23	Wrangleboro Consumer Square	Atlantic City	Mays Landing	NJ	842	842	$13.30	Babies “R” Us, Best Buy, BJ’s Wholesale Club, Books-A-Million, Christmas Tree Shops, Dick’s Sporting Goods, Just Cabinets, Kohl’s, Michaels, PetSmart, Staples, Target
24	Beaver Creek Crossings	Raleigh	Apex	NC	321	321	$16.12	Burke’s Outlet, Dick’s Sporting Goods, Regal Beaver Creek 12, T.J. Maxx
25	Great Northern Plaza	Cleveland	North Olmsted	OH	631	669	$13.78	Bed Bath & Beyond, Best Buy, Big Lots, Burlington, DSW, Home Depot, Jo-Ann, K&G Fashion Superstore, Marc’s, PetSmart
26	Uptown Solon	Cleveland	Solon	OH	182	182	$15.11	Bed Bath & Beyond, Mustard Seed Market & Cafe
27	Gresham Station	Portland	Gresham	OR	342	342	$19.66	Bed Bath & Beyond, Best Buy, Craft Warehouse, LA Fitness

Confidential Treatment Requested by Retail Value Inc. RVI-115.

Pursuant to 17 C.F.R. Section 200.83.

RVI PROPERTIES
#	Center	MSA(1)	Location	State	Owned GLA	Total GLA	ABR PSF(2)	Key Tenants
28	Peach Street Marketplace	Erie	Erie	PA	721	1,001	$10.16	Babies “R” Us, Bed Bath & Beyond, Best Buy (Not Owned), Burlington, Cinemark, Erie Sports, Hobby Lobby, Home Depot (Not Owned), Kohl’s, Lowe’s, Marshalls, PetSmart, Target (Not Owned)
29	Silver Spring Square	Harrisburg	Mechanicsburg	PA	343	569	$18.09	Bed Bath & Beyond, Best Buy, Kohl’s (Not Owned), Ross Dress for Less, Target (Not Owned), Wegmans
30	Noble Town Center	Philadelphia	Jenkintown	PA	168	168	$15.97	AFC Fitness, Bed Bath & Beyond, PetSmart, Ross Dress for Less, Stein Mart
31	Plaza Isabela	Aguadilla-Isabela	Isabela	PR	259	259	$14.88	Selectos Supermarket, Walmart
32	Plaza Fajardo	Fajardo	Fajardo	PR	274	274	$16.66	Econo, Walmart
33	Plaza Walmart	Guayama	Guayama	PR	164	164	$9.25	Walmart
34	Plaza del Atlántico	San Juan	Arecibo	PR	223	223	$12.28	Capri, Kmart
35	Plaza del Sol	San Juan	Bayamon	PR	611	723	$31.74	Bed Bath & Beyond, Caribbean Cinemas, Dave & Busters, H & M, Home Depot (Not Owned), Old Navy, Walmart
36	Plaza Río Hondo	San Juan	Bayamon	PR	555	555	$25.55	Best Buy, Caribbean Cinemas, Kmart, Marshalls Mega Store, Pueblo, T.J. Maxx
37	Plaza Escorial	San Juan	Carolina	PR	524	636	$16.19	Caribbean Cinemas, Home Depot (Not Owned), OfficeMax, Old Navy, Sam’s Club, Walmart
38	Plaza Cayey	San Juan	Cayey	PR	313	339	$8.97	Caribbean Cinemas (Not Owned), Walmart
39	Plaza del Norte	San Juan	Hatillo	PR	682	699	$22.48	Caribbean Cinemas, JCPenney, OfficeMax, Rooms To Go, Sears, T.J. Maxx

Confidential Treatment Requested by Retail Value Inc. RVI-116.

Pursuant to 17 C.F.R. Section 200.83.

RVI PROPERTIES
#	Center	MSA(1)	Location	State	Owned GLA	Total GLA	ABR PSF(2)	Key Tenants
40	Plaza Palma Real	San Juan	Humacao	PR	449	449	$15.67	Capri, JCPenney, Marshalls, Pep Boys, Walmart
41	Señorial Plaza	San Juan	Rio Piedras	PR	202	202	$18.25	Pueblo
42	Plaza Vega Baja	San Juan	Vega Baja	PR	185	185	$11.83	Econo
43	Harbison Court	Columbia	Columbia	SC	242	301	$14.82	Babies “R” Us (Not Owned), Marshalls, Nordstrom Rack, Ross Dress for Less
44	Lowe’s Home Improvement	Nashville	Hendersonville	TN	129	144	$8.83	Lowe’s
45	Kyle Crossing	Austin	Kyle	TX	121	375	$19.22	Kohl’s (Not Owned), Ross Dress for Less, Target (Not Owned)
46	The Marketplace at Towne Centre	Dallas-FTW	Mesquite	TX	174	399	$16.26	Cavender’s (Not Owned), Home Depot (Not Owned), Kohl’s (Not Owned), Michaels, PetSmart, Ross Dress for Less
47	Willowbrook Plaza	Houston	Houston	TX	385	393	$15.45	AMC Theatres, Bed Bath & Beyond, Bel Furniture, buybuy BABY, Cost Plus World Market
48	Shoppers World of Brookfield	Milwaukee	Brookfield	WI	203	285	$11.64	Burlington, Pick ‘n Save (Not Owned), Ross Dress for Less, Xperience Fitness
49	Marketplace of Brown Deer	Milwaukee	Brown Deer	WI	410	410	$9.27	Bob’s Discount Furniture, Burlington, Michaels, OfficeMax, Pick ‘n Save, Ross Dress for Less, T.J. Maxx
50	West Allis Center	Milwaukee	West Allis	WI	264	392	$6.42	Kohl’s, Marshalls/HomeGoods, Menards (Not Owned), Pick ‘n Save

(1)	Metropolitan Statistical Area
(2)	Annualized Base Rent Per Square Foot as of December 31, 2017

Confidential Treatment Requested by Retail Value Inc. RVI-117.

Pursuant to 17 C.F.R. Section 200.83.

Tenant Lease Expirations and Renewals

The following table shows the impact of tenant lease expirations through 2027 for all of RVI’s properties, assuming that none of the tenants exercise any of their renewal options:

Expiration Year	No. of Leases Expiring	Approximate GLA in Square Feet (Thousands)	Annualized Base Rent Under Expiring Leases (Thousands)	Average Base Rent per Square Foot Under Expiring Leases	Percentage of Total GLA Represented by Expiring Leases	Percentage of Total Base Rental Revenues Represented by Expiring Leases
2018	190	1,002	$19,099	$19.07	6.1%	8.8%
2019	212	1,721	27,772	16.13	10.4%	12.8%
2020	208	1,763	26,604	15.09	10.7%	12.2%
2021	178	1,818	27,930	15.36	11.0%	12.8%
2022	186	2,349	31,756	13.52	14.3%	14.6%
2023	109	1,644	21,680	13.19	10.0%	10.0%
2024	76	1,059	14,103	13.32	6.4%	6.5%
2025	54	428	7,604	17.77	2.6%	3.5%
2026	49	325	6,662	20.49	2.0%	3.1%
2027	23	255	3,248	12.72	1.5%	1.5%

Total	1,285	12,364	$186,458	$15.08	75.0%	85.8%

The following table shows the impact of tenant lease expirations through 2027 for all of RVI’s Puerto Rico properties, assuming that none of the tenants exercise any of their renewal options:

Expiration Year	No. of Leases Expiring	Approximate GLA in Square Feet (Thousands)	Annualized Base Rent Under Expiring Leases (Thousands)	Average Base Rent per Square Foot Under Expiring Leases	Percentage of Total GLA Represented by Expiring Leases	Percentage of Total Base Rental Revenues Represented by Expiring Leases
2018	109	509	$11,113	$21.83	11.5%	15.3%
2019	81	548	10,725	19.55	12.3%	14.8%
2020	77	463	10,647	23.01	10.4%	14.7%
2021	43	212	6,484	30.63	4.8%	8.9%
2022	55	555	9,021	16.25	12.5%	12.4%
2023	19	157	3,168	20.23	3.5%	4.4%
2024	19	350	4,545	12.98	7.9%	6.3%
2025	6	26	1,192	46.08	0.6%	1.6%
2026	16	91	2,403	26.25	2.0%	3.3%
2027	6	44	620	14.23	1.0%	0.9%

Total	431	2,955	$59,918	$20.28	66.5%	82.6%

Confidential Treatment Requested by Retail Value Inc. RVI-118.

Pursuant to 17 C.F.R. Section 200.83.

Retail Environment

The Company continues to see steady demand from a broad range of retailers for its space, even as many retailers continue to adapt to an omni-channel retail environment. Value-oriented retailers continue to take market share from conventional and national chain department stores. As a result, while certain of those conventional and national department stores have announced store closures and/or reduced expansion plans, many retailers, specifically those in the value and convenience category, continue to pursue store opening plans for 2018 and 2019.

The Company leased approximately 1.9 million square feet of GLA, including 27 new leases and 141 renewals, for a total of 168 leases executed in 2017. Leasing spreads are a key metric in real estate, representing the percentage increase over rental rates on existing leases versus rental rates on new and renewal leases. At December 31, 2017, the Company had 190 leases expiring in 2018 with an average base rent per square foot of $19.07. For the comparable leases executed in 2017, the Company generated positive leasing spreads (i) for the continental U.S. properties, of 12.4% for new leases and 5.2% for renewals, or 6.1% on a blended basis and (ii) for the Puerto Rico properties, -42.2% for new leases and -4.2% for renewals, or -12.6% on a blended basis. The Company’s leasing spread calculation includes only those deals that were executed within one year of the date the prior tenant vacated and, as a result, is a good benchmark to compare the average annualized base rent of expiring leases with the comparable executed market rental rates.

Competition

Numerous real estate companies and developers, private and public, compete with the Company in leasing space in shopping centers to tenants. The Company competes with other real estate companies and developers in terms of rental rate, property location, availability of other space and maintenance.

Insurance

The Company will have comprehensive liability casualty, flood, terrorism and rental loss insurance policies on its properties. The Company believes the policy specifications and insured limits will be appropriate and adequate for its properties given the relative risk of loss, the cost of the coverage and industry practice; however, the Company’s insurance coverage may not be sufficient to fully cover its losses.

Government Approval

Outside of routine business filings, the Company does not believe that it is necessary to obtain any government approval in order to operate its business.

Governmental Regulations

The Company’s business is subject to numerous governmental regulations, including regulations relating to the ownership of real estate, environmental law, regulations governing REITs and other. For additional information, please refer to the discussion in this section, “Risk Factors” and “The Company’s Separation from DDR— Certain U.S. Federal Income Tax Consequences of the Separation.”

Compliance with Environmental Laws

As an owner of real estate, the Company will be subject to various federal, state, territorial and local laws, ordinances and regulations. See the detailed discussion of these and other risks related to environmental matters are described in more detail in “Risk Factors— The Company’s Real Estate Investments May Contain Environmental Risks That Could Adversely Affect Its Results of Operations.”

Confidential Treatment Requested by Retail Value Inc. RVI-119.

Pursuant to 17 C.F.R. Section 200.83.

Legal Proceedings

Neither the Company nor, to its knowledge, the Manager is currently subject to any legal proceedings which the Company or the Manager consider to be material.

Employees

The Company will be managed by the Manager pursuant to the Management Agreements. All of the Company’s executive officers are employees of the Manager or its affiliates. The Company does not expect to have any employees. See “The Company’s Manager and the Management Agreements.”

Corporate Information

Prior to and after the completion of the separation, the Company’s principal executive offices will be located at 3300 Enterprise Parkway, Beachwood, Ohio, 44122, and its telephone number will be (216) 755-5500. The Company’s website is www.retailvalueinc.com.

Confidential Treatment Requested by Retail Value Inc. RVI-120.

Pursuant to 17 C.F.R. Section 200.83.

MANAGEMENT

The Company’s Directors and Executive Officers

The RVI Board will include [•]. [•] will serve as Chairman of the Board of Directors. Initially, the RVI Board will be divided into two classes, designated Class I and Class II. Class I directors will serve a one-year term and Class II directors will serve a two-year initial term. At each annual meeting of the shareholders of the Company after the initial classification, the successors to the directors whose terms expire at that meeting will be elected at such meeting to hold office for a term expiring at the annual meeting of shareholders held in the year following the year of their election (i.e., Class I directors elected at the 2019 annual meeting of shareholders will serve until the 2020 annual meeting of shareholders). The Company expects the RVI Board to determine that four of the directors satisfy the listing standards for independence of the NYSE. Messrs. Lukes, Roulston and Sholem are also currently on the Board of Directors of DDR and Mr. [•] is employed by [•], which is deemed to be controlled by Alexander Otto, who also serves on the Board of Directors of DDR. Messrs. Roulston and Sholem are expected to resign from the Board of Directors of DDR upon completion of the Company’s separation from DDR.

Name	Age	Position	Class
Executive Officers and Directors
David R. Lukes		President, Chief Executive Officer and Director	Class [•]
Matthew L. Ostrower		Executive Vice President, Chief Financial Officer, Treasurer and Director	Class [•]
Michael A. Makinen		Executive Vice President and Chief Operating Officer
Christa A. Vesy		Executive Vice President and Chief Accounting Officer
Scott D. Roulston		Director	Class [•]
Barry A. Sholem		Director	Class [•]
[•]		Director	Class [•]
[•]		Director	Class [•]

David R. Lukes has served as President, Chief Executive Officer and Director of the Company since February 14, 2018 and has served as President and Chief Executive Officer of DDR and has been a member of DDR’s Board of Directors since March 2017. Mr. Lukes most recently served as Chief Executive Officer of Equity One, Inc. (Equity One), an owner, developer and operator of shopping centers, as well as a member of Equity One’s Board of Directors from June 2014 until January 2017. Mr. Lukes also served as Equity One’s Executive Vice President from May 2014 to June 2014. Prior to joining Equity One, Mr. Lukes also served as President and Chief Executive Officer of Sears Holding Corporation affiliate Seritage Realty Trust, a real estate company, from 2012 through April 2014. In addition, Mr. Lukes serves as the President and Chief Executive Officer of Olshan Properties (formerly Mall Properties, Inc.), a privately owned real estate firm that specializes in the development, acquisition and management of commercial real estate, from 2010 through 2012. From 2002 to 2010, Mr. Lukes served in various senior management positions at Kimco Realty Corporation, including serving as its Chief Operating Officer from 2008 to 2010. Mr. Lukes holds a Bachelor of Environmental Design from Miami University, a Master of Architecture from the University of Pennsylvania, and a Master of Science in real estate development from Columbia University.

Matthew L. Ostrower has served as Executive Vice President, Chief Financial Officer, Treasurer and Director of the Company since February 14, 2018 and has served as Executive Vice President, Chief Financial Officer and Treasurer of DDR since March 2017. Prior to joining DDR, he served as Executive Vice President of Equity One

Confidential Treatment Requested by Retail Value Inc. RVI-121.

Pursuant to 17 C.F.R. Section 200.83.

from March 2015 and as Chief Financial Officer and Treasurer beginning on April 2015. Prior to Equity One, Mr. Ostrower served as Managing Director and Associate Director of Research at Morgan Stanley from 2010 and previously served as a Vice President, Executive Director and a Managing Director at Morgan Stanley, an investment bank, from 2000 to 2008. From 2008 to 2009, Mr. Ostrower was a founding member of the Gerrity Group, a private retail real estate company focused on the management, leasing and disposition of shopping centers, where he was responsible for capital raising and investment strategy. Mr. Ostrower also served as a member of the Board of Directors of Ramco-Gershenson Properties Trust, a public retail real estate investment trust, from 2010 to February 2015. Mr. Ostrower holds a dual Master of Science in real estate and city planning from Massachusetts Institute of Technology and a Bachelor of Arts degree from Tufts University. Mr. Ostrower is also a Chartered Financial Analyst (CFA).

Michael A. Makinen has served as Executive Vice President and Chief Operating Officer of the Company since February 14, 2018 and as Executive Vice President and Chief Operating Officer of DDR since March 2017. Prior to joining DDR, he served as Chief Operating Officer of Equity One beginning on July 2014. Prior to Equity One, Mr. Makinen also served as Chief Operating Officer of Olshan Properties, a privately owned real estate firm specializing in commercial real estate, from 2010 to June 2014, as Vice President of Real Estate of United Retail Group from 2008 to 2010, as Vice President of Real Estate of Linens ‘n Things from 2004 to 2008 and as Executive Vice President of Thompson Associate, Inc., a real estate consulting firm, from 1990 to 2004. Mr. Makinen holds a Bachelor of Science from Michigan State University and a Master of Arts in geography from Indiana University.

Christa A. Vesy has served as Executive Vice President and Chief Accounting Officer of the Company since February 14, 2018 and as Executive Vice President and Chief Accounting Officer of DDR, a position she assumed in March 2012. From July 2016 to March 2017, Ms. Vesy also served as Interim Chief Financial Officer. In these roles, Ms. Vesy oversees the property and corporate accounting, and financial reporting functions for DDR. Previously Ms. Vesy served as Senior Vice President & Chief Accounting Officer of DDR since November 2006. Prior to joining DDR, Ms. Vesy worked for The Lubrizol Corporation, where she served as manager of external financial reporting and then as controller for the lubricant additives business segment. Prior to joining Lubrizol, from 1993 to September 2004, Ms. Vesy held various positions with the Assurance and Business Advisory Services group of PricewaterhouseCoopers LLP, a registered public accounting firm, including Senior Manager from 1999 to September 2004. Ms. Vesy graduated with a Bachelor of Science in business administration from Miami University. Ms. Vesy is a certified public accountant (CPA) and member of the American Institute of Certified Public Accountants (AICPA).

Scott D. Roulston is a Principal and Director of Wealth Management at Segall Bryant & Hamill, an independent investment firm, a position which he has held since March 2017. He was Managing Director of MAI Capital Management, LLC (MAI), a registered investment advisor, from 2013 to February 2017. He was Managing Director at Burdette Asset Management, a private equity fund manager, from 2011 to January 2013. From 1990 to 2010, he was Chief Executive Officer of Roulston & Company, a firm that provided investment research and management, and its successor firm, Fairport Asset Management. He is a Director of Bluecoats, Inc. He also is a former Director of Defiance, Inc., where he served as Chair of the Compensation Committee and member of the Audit Committee. Mr. Roulston is a graduate of Dartmouth College.

Barry A. Sholem became a partner of MSD Capital, L.P., the family office of Michael and Susan Dell, and head of its real estate fund in July 2004. From 1995 until 2000, Mr. Sholem was Chairman of DLJ Real Estate Capital Partners, a $2 billion real estate fund that he co-founded and that invested in a broad range of real estate-related assets, and a Managing Director at Credit Suisse First Boston. Prior to forming DLJ Real Estate Capital Partners, Mr. Sholem spent ten years at Goldman Sachs in its New York and Los Angeles offices. Mr. Sholem is active in ULI (CRC Silver Council), ICSC, the University of California, Berkeley Real Estate Advisory Board and the

Confidential Treatment Requested by Retail Value Inc. RVI-122.

Pursuant to 17 C.F.R. Section 200.83.

Business Roundtable. Mr. Sholem holds a Bachelor of Arts from Brown University and a Master of Business Administration from Northwestern University’s J.L. Kellogg Graduate School of Management.

The Company will be externally managed and advised by the Manager. Each of the Company’s executive officers is an executive of DDR.

Corporate Governance—Board of Directors and Committees

The Company’s business will be managed by the Manager, subject to the supervision and oversight of the RVI Board. A majority of the RVI Board is expected to be “independent,” as determined by the requirements of the NYSE and the regulations of the SEC. The Company’s directors will keep informed about the Company’s business by attending meetings of the RVI Board and its committees and through supplemental reports and communications from management. The Company’s independent directors will meet regularly in executive sessions without the presence of the Company’s corporate officers or non-independent directors.

In connection with the separation, the RVI Board will form an audit committee, a compensation committee and a nominating and corporate governance committee and adopt charters for each of these committees. Each of these committees will be composed of independent directors, as defined by the listing standards of the NYSE. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-executive directors and will, at such times as the Company is subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code.

Audit Committee

The audit committee will be comprised of Messrs. [●], [●] and [●], each of whom will be an independent director and “financially literate” under the rules of the NYSE. [●] will chair the audit committee. The Company expects that each of the audit committee members will be designated as audit committee financial experts, as that term is defined by the SEC.

The audit committee assists the RVI Board in overseeing:

•	The integrity of financial statements;

•	compliance with legal and regulatory requirements;

•	the independent registered public accounting firm’s qualifications and independence;

•	the performance of the Company’s internal audit function and independent registered public accounting firm;

•	enterprise risk management policies and procedures; and

•	preparation of the Audit Committee Report.

The audit committee is also responsible for engaging the Company’s independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of the Company’s internal accounting controls.

Confidential Treatment Requested by Retail Value Inc. RVI-123.

Pursuant to 17 C.F.R. Section 200.83.

Compensation Committee

The compensation committee will be comprised of [•] and [•], each of whom will be an independent director. [•] will chair the compensation committee.

The principal functions of the compensation committee will be to:

•	evaluate the performance of the Manager in light of the goals and objectives of the Company and the terms of the Management Agreements and review and approve material modifications of the Management Agreements;

•	review and recommend to the RVI Board compensation for directors; and

•	review and discuss with management the disclosure requirements and producing the Compensation Committee Report.

The compensation committee may engage a compensation consultant or one or more other advisors to assist in the performance of its responsibilities.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be comprised of [•] and [•], each of whom will be an independent director. [•] will chair the Company’s nominating and corporate governance committee.

The nominating and corporate governance committee will be responsible for the following:

•	identifying individuals qualified to become members of the RVI Board and recommending to the RVI Board the persons to be nominated as directors at each annual meeting of shareholders;

•	recommending to the RVI Board qualified individuals to fill vacancies on the RVI Board;

•	reviewing and recommending to the RVI Board qualifications for committee membership and committee structure and operations;

•	recommending Directors to serve on each committee;

•	developing and recommending to the RVI Board corporate governance policies and procedures in compliance with the Sarbanes-Oxley Act, the Dodd-Frank Act and other rules and regulations relating to the Company’s corporate governance;

•	overseeing compliance with, and reviewing and making recommendations regarding any waivers under, the Company’s Code of Business Conduct and Ethics with respect to directors; and

•	leading the RVI Board in its annual review of the performance of the RVI Board.

Board Compensation

The Company expects that the each of the Company’s Directors will be paid $50,000 in cash quarterly. The Chairman of the RVI Board will be paid an additional annual retainer of $40,000, the chair of the Company’s audit committee will be paid an additional annual retainer of $40,000, each member of the Company’s audit committee other than the chair will be paid an additional annual retainer of $20,000, the chair of the Company’s

Confidential Treatment Requested by Retail Value Inc. RVI-124.

Pursuant to 17 C.F.R. Section 200.83.

compensation committee will be paid an additional annual retainer of $20,000, each member of the Company’s compensation committee other than the chair will be paid an additional annual retainer of $10,000, the chair of the Company’s nominating and corporate governance committee will be paid an additional annual retainer of $20,000, and each member of the Company’s nominating and corporate governance committee other than the chair will be paid an additional annual retainer of $10,000. Each Director will also be paid of fee of $1,500 for each meeting of the RVI Board that he or she attends commencing with the eighth meeting per year and for each committee meeting he or she attends commencing with the seventh meeting per year. Each of the Company’s Directors will also receive equity in the Company worth $275,000 vesting in three annual installments of $75,000, $100,000 and $100,000, subject to certain conditions related to the Director’s continued service. In addition, the Company will reimburse all Directors for reasonable out-of-pocket expenses incurred in connection with their services on the RVI Board. Notwithstanding the foregoing, the Company’s Directors who are executive officers of the Company or employees of the Manager, DDR or their affiliates will not be paid additional cash compensation by the Company for their services as Directors.

Executive Compensation

Pursuant to the External Management Agreement, the Manager is responsible for managing the Company’s assets. All of the Company’s executive officers are executives of DDR. The Company does not expect to have any employees. Individuals serving as executive officers of the Company will not receive any individual compensation from the Company for serving in such capacity.

2018 Equity and Incentive Compensation Plan

The Company anticipates that it will adopt the Retail Value Inc. 2018 Equity and Incentive Compensation Plan, or the Equity Plan. The Equity Plan will generally be administered by the compensation committee and will enable the compensation committee potentially to provide equity and incentive compensation to Equity Plan participants including the Company’s executive officers and directors. Pursuant to the Equity Plan, the Company may grant stock options (including “incentive stock options” as defined in Section 422 of the Code), restricted shares, restricted share units, performance shares, performance units, cash incentive awards, and certain other awards based on or related to RVI common shares, subject to certain share or dollar limitations as described in the Equity Plan. The Equity Plan will permit the evidence of award with respect to any grant under the Equity Plan to provide for accelerated vesting or exercise, including in the event of the grantee’s retirement, death or disability, or in the event of a “change in control” (as defined in the Equity Plan). Further, the Equity Plan will require the compensation committee to make adjustments to outstanding awards in the event of certain corporate transactions or changes in the capital structure of RVI. The Equity Plan will authorize the grant of certain “adjusted awards” to certain current holders of DDR equity awards under DDR’s equity compensation plans. In connection with the distribution of RVI common shares to DDR shareholders, RVI currently intends to authorize adjusted awards of RVI restricted share units under the Equity Plan to participants who hold corresponding awards covering DDR equity, as described above. Subject to adjustment as described in the Equity Plan, total awards under the Equity Plan will be limited to                RVI common shares. Of those common shares,                         may be used to grant adjusted awards, as described above. These shares may be shares of original issuance or treasury shares or a combination of the foregoing. The Equity Plan also provides that, subject to adjustment as described in the Equity Plan: (1) the aggregate number of RVI common shares actually issued or transferred upon the exercise of incentive stock options will not exceed                common shares; and no non-employee director of the Company will be granted in any calendar year compensation for non-employee director service to the Company having an aggregate maximum value (measured at the applicable date of grant and calculating the value of Equity Plan awards based on the grant date fair value for financial reporting purposes) in excess of $        . RVI common shares issued or transferred pursuant to awards granted under the Equity Plan in substitution for or in conversion of, or in connection with the assumption of, awards held by awardees of an entity engaging in a corporate acquisition or merger with the Company or any of its subsidiaries will not count against the share limits under the Equity Plan. Additionally, shares available under certain plans that the

Confidential Treatment Requested by Retail Value Inc. RVI-125.

Pursuant to 17 C.F.R. Section 200.83.

Company or its subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the Equity Plan, under circumstances further described in the Equity Plan, but will not count against the share limits under the Equity Plan. The compensation committee generally will be able to amend the Equity Plan, subject to shareholder approval in certain circumstances as described in the Equity Plan.

Code of Ethics for Senior Financial Officers

The Company will have a Code of Ethics for Senior Financial Officers that applies to the senior financial officers of the Company, including, among others, the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Treasurer, who we collectively refer to as our senior financial officers. Among other matters, this code will require the Company’s senior financial officers to:

•	Act with honesty and integrity and ethically handle all actual or apparent conflicts of interest between personal and professional relationships;

•	Provide information that is full, fair, accurate, timely and understandable in all reports and documents that the Company files with, or submits to, the SEC and other public filings or communications it makes;

•	Comply with all laws, rules and regulations of federal, state and local governments and all applicable private or public regulatory agencies as well as all applicable professional codes of conduct;

•	Not knowingly or recklessly misrepresent material facts or allow their independent judgment to be compromised;

•	Not use for personal advantage confidential information acquired in the course of their employment;

•	Proactively promote ethical behavior among peers and subordinates in the workplace; and

•	Promptly report any violation or suspected violation of this code in accordance with the Company’s Code of Business Conduct and Ethics and, if appropriate, directly to the Audit Committee.

Only the Audit Committee or the RVI Board, including a majority of the independent directors, may waive any provision of this code with respect to a senior financial officer. Any such waiver or any amendment to this code will be promptly disclosed on the Company’s website or in a Current Report on Form 8-K, as required by applicable rules or regulations. This code will be posted on the Company’s website, www.retailvalueinc.com, under “[•]” in the “[•]” section.

Code of Business Conduct and Ethics

The Company will adopt a Code of Business Conduct and Ethics that addresses its commitment to honesty, integrity and the ethical behavior of its officers and directors, as well as officers and employees of the Manager, DDR or any of their affiliates. This code governs the actions and working relationships of the Company’s officers and directors and officers and employees of the Manager, DDR or their affiliates with each other, as well as with current and potential tenants, competitors, vendors, government and self-regulatory agencies, investors, the public, the media, and anyone else with whom the Company has or may have contact. Only the RVI Board or the nominating and corporate governance committee may waive any provision of this code with respect to an executive officer or director. Any such waiver or any amendment to this code will be promptly disclosed on the Company’s website or in a Current Report on Form 8-K, as required by applicable rule or regulation. This code will be posted on the Company’s website, www.retailvalueinc.com, under “[•]” in the “[•]” section.

Confidential Treatment Requested by Retail Value Inc. RVI-126.

Pursuant to 17 C.F.R. Section 200.83.

THE COMPANY’S MANAGER AND THE MANAGEMENT AGREEMENTS

General

The Company will be externally managed and advised by the Manager. Each of its officers is an executive of DDR. The executive offices of DDR are located at 3300 Enterprise Parkway, Beachwood, Ohio 44122, and the telephone number of DDR’s executive offices is (216) 755-5500.

Officers and Directors of the Company’s Manager

The following sets forth certain information with respect to each of the executive officers and members of the Board of Directors of DDR.

Name	Age	Position
Executive Officers and Directors
David R. Lukes		President & Chief Executive Officer and Director
Michael A. Makinen		Executive Vice President & Chief Operating Officer
Matthew L. Ostrower		Executive Vice President, Chief Financial Officer & Treasurer
Christa A. Vesy		Executive Vice President & Chief Accounting Officer
Terrance R. Ahern		Chairman of the Board of Directors
Thomas Finne		Director
Jane E. DeFlorio		Director
Victor B. MacFarlane		Director
Alexander Otto		Director
Scott D. Roulston*		Director
Barry A. Sholem*		Director
Robert H. Gidel		Director

* Expected to resign as directors of DDR at the consummation of the distribution.

Set forth below is biographical information for the officers and directors of DDR.

See “Management—The Company’s Directors and Executive Officers” for biographical information regarding Messrs. Lukes, Ostrower, Makinen, Roulston and Sholem and Ms. Vesy.

Directors

Terrance R. Ahern is Co-Founder, Principal and Chief Executive Officer of The Townsend Group, an institutional real estate advisory and investment management firm formed in 1986. Mr. Ahern also is a member of the firm’s Investment Committee. The Townsend Group serves as adviser to, or invests on behalf of, domestic and offshore public and private pension plans, endowments and foundations, and sovereign wealth funds. Mr. Ahern has also served as an Independent Director of KKR Real Estate Finance Trust since 2017. Mr. Ahern is a past member of the Young Presidents Organization, the Pension Real Estate Association (PREA), the National Association of Real Estate Investment Trusts (NAREIT), and the National Council of Real Estate Investment Fiduciaries. He is a former member of the Board of Directors of PREA and the Board of Editors of Institutional Real Estate Securities. Mr. Ahern has been a frequent speaker at industry conferences, including PREA, NAREIT and the National Association of Real Estate Investment Managers.

Thomas Finne is the Managing Director of KG CURA Vermögensverwaltung G.m.b.H. & Co., a commercial real estate company located in Hamburg, Germany, that manages assets in North America and Europe. Prior to

Confidential Treatment Requested by Retail Value Inc. RVI-127.

Pursuant to 17 C.F.R. Section 200.83.

joining KG CURA Vermögensverwaltung G.m.b.H. & Co. in 1992, Dr. Finne was responsible for controlling, budgeting, accounting and finance for Bernhard Schulte KG, a ship owner and ship manager located in Hamburg, Germany. He is currently serving as a director of Sonae Sierra Brasil S.A., which owns and operates retail real estate assets in Brazil. Dr. Finne graduated with an undergraduate degree in business administration and received his doctorate from the International Tax Institute at the University of Hamburg.

Jane E. DeFlorio was Managing Director, Deutsche Bank AG Retail/Consumer Sector Investment Banking Coverage, a division of a global banking and financial services company, from 2007 to 2013, and has served as Independent Director of Perry Ellis International since 2014. While at Deutsche Bank, Ms. DeFlorio covered a range of mid- to large-cap retail clients. Prior to her role at Deutsche Bank from 2002 to 2007, Ms. DeFlorio held the title of Executive Director in the Investment Banking Consumer and Retail Group at UBS Investment Bank, a business unit of UBS Group AG, and advised on high-profile consumer transactions. Ms. DeFlorio is also the Vice Chairman of the Board of Trustees and Chairman of the Audit and Risk Committee at The New School University in New York City. She also serves on the Board of Governors for The Parsons School of Design. Ms. DeFlorio is a graduate of the University of Notre Dame and Harvard Business School.

Victor B. MacFarlane is Chairman and Chief Executive Officer of MacFarlane Partners, which he founded in 1987 to provide real estate investment management services to institutional investors. Mr. MacFarlane has more than 35 years of real estate investment experience. He sits on the Boards of Directors of the Robert Toigo Foundation and the Real Estate Executive Council. He also serves on the Board of Advisors for the UCLA School of Law and the board facilities committee of Stanford Hospital & Clinics. He is a member and former Trustee of the Urban Land Institute (ULI); a member and former Director of PREA; and a member of the International Council of Shopping Centers (ICSC), the Chief Executives Organization and the World Presidents’ Organization.

Alexander Otto has served as the Chief Executive Officer of ECE Projektmanagement G.m.b.H. & Co. KG, a commercial real estate company based in Hamburg, Germany that manages assets in Europe, since 2000. Mr. Otto is a graduate of St. Clare’s, Oxford and studied at Harvard University and Harvard Business School. Mr. Otto is a member of the boards of directors, or equivalent governing bodies, of publicly traded companies Deutsche EuroShop AG and Sonae Sierra Brasil S.A., as well as the privately held companies Otto Group and Peek & Cloppenburg KG. Additionally, Mr. Otto is the Chairman of Lebendige Stadt (“Vibrant City”) Foundation, HSV Campus gemeinnützige GmbH and the Alexander Otto Sportstiftung Foundation, is a member of the board of the Harvard Business School Foundation of Germany and, together with his wife, established the Dorit and Alexander Otto Foundation.

Robert H. Gidel has been the Managing Member of Liberty Partners, LLC, a company that invests in both private and publicly traded real estate and finance focused operating companies, since 1998. Mr. Gidel has served on the Board of Directors of Nationstar Mortgage Holdings, Inc. since 2012. Mr. Gidel was President of Ginn Development Company, LLC, one of the largest privately-held developers of resort communities and private clubs in the Southeast, from July 2007 until April 2009. Mr. Gidel was Chairman of the Board of Directors of LNR Property Holdings, a private multi-asset real estate company, from 2005 until 2007. Until January 2007, he was a member of the Board of Directors and Lead Director of Global Signal Inc., a real estate investment trust. He was a Trustee of Fortress Registered Investment Trust and a Director of Fortress Investment Fund II, LLC from 1999 to 2012, both of which were registered investment companies. From 1998 until 2005, Mr. Gidel was the independent member of the investment committee of the Lone Star Funds I, II, III, IV and V. Mr. Gidel was also a member of the Board of Directors of U.S. Restaurant Properties, Inc. until 2005 and a member of the Board of Directors of American Industrial Properties REIT until 2001. Mr. Gidel was elected a NASD Fellow and is on the Board of Directors of University of Florida Investment Corporation.

Confidential Treatment Requested by Retail Value Inc. RVI-128.

Pursuant to 17 C.F.R. Section 200.83.

Management Agreements

The Company will be externally managed and advised by the Manager. On February 14, 2018, the Company and the Manager entered into the Property Management Agreements and, prior to the date of the separation, the Company and the Manager will enter into the External Management Agreement. The Company expects to benefit from the personnel, relationships and experience of DDR’s executive team.

Each of the Company’s executive officers is an executive of DDR. The Company does not expect to have any employees. DDR is not obligated to dedicate any of its executives or other personnel exclusively to the Company. In addition, neither DDR nor its executives or other personnel, including its executive officers supplied to the Company, are obligated to dedicate any specific portion of its or their time to the Company. The Manager will at all times be subject to the supervision and oversight of the RVI Board and has only such functions, responsibilities and authority as are specified in the Management Agreements.

The Management Agreements have been and will be negotiated between related parties, and although the Company believes the terms are reasonable and approximate terms of an arm’s-length transaction, their terms, including fees and other amounts payable, may not be as favorable to the Company as if they had been negotiated at arm’s length with an unaffiliated third party.

The summary of the Management Agreements below are qualified in their entirety by reference to the full text of the Management Agreements, which have been filed as exhibits to the Registration Statement on Form 10, of which this Information Statement is a part.

Management Services

External Management Agreement

Pursuant to the terms of the External Management Agreement and consistent with the objectives and policies of the Company established from time to time by the RVI Board and subject to the supervision and direction of the RVI Board and consistent with the provisions of the Articles of Incorporation and the Code of Regulations, the Manager will, subject to (and as may be limited by) the consent of the RVI Board:

•	provide daily management for the Company and perform and supervise the various administrative functions necessary for the operations of the Company and its subsidiaries;

•	make dispositions subject to the approval of, and within the discretionary limits and authority granted by, the RVI Board;

•	investigate, select and, on behalf of the Company, engage and supervise such third parties as the Manager deems necessary, in connection with the performance of the Manager’s obligations and responsibilities under the Management Agreements, in each case on terms that, in the reasonable judgment of the Manager, are fair and reasonable to the Company;

•	consult with the RVI Board and assist the RVI Board in the formulation and implementation of the Company’s financial policies;

•	assist the RVI Board in formulating a disposition strategy and market Company assets for disposition and provide analysis and recommendations to the RVI Board with respect thereto;

•	arrange for the financing and refinancing of the Company and its assets and make other changes in the capital structure of, and dispose of, reinvest or distribute the proceeds from the sale of, or otherwise deal with, dispositions, in each case within the discretionary limits and authority granted by the RVI Board;

Confidential Treatment Requested by Retail Value Inc. RVI-129.

Pursuant to 17 C.F.R. Section 200.83.

•	actively oversee and manage the Company’s assets and review and analyze financial information for each of the assets and the overall business;

•	if applicable, recommend joint venture partners, structure corresponding agreements and oversee and monitor these relationships;

•	maintain the Company’s accounting, tax, audit, regulatory and other records and assist the Company in filing all reports required to be filed by it with the SEC, the IRS, and other regulatory agencies and NYSE (or any other applicable stock exchange);

•	perform or coordinate audits and internal audits of the Company’s financial statements and financial reporting as may be reasonably necessary;

•	generate the Company’s consolidated corporate budget and consolidated property-level budget;

•	from time to time, or at any time reasonably requested by the RVI Board, make reports to the RVI Board on the operations of the Company, including reports with respect to potential conflicts of interest involving the Manager or any of its affiliates, and cooperate in good faith to eliminate or minimize any such conflicts;

•	provide the Company with all necessary cash management services;

•	monitor compliance with all aspects of the mortgage loan (or any new loans in connection with refinancings of the mortgage loan);

•	perform investor relations and shareholder communications functions for the Company and assist with logistics related to meetings of the RVI Board; and

•	render such other services as may be reasonably determined by the RVI Board consistent with the terms and conditions of the External Management Agreement.

Property Management Agreements

Pursuant to the terms of the Property Management Agreements, the Manager has been engaged to manage the Company’s assets, and, pursuant thereto, will have authority to take all such actions, and perform such duties, as it deems necessary and desirable for the care, protection, security, operation, maintenance and repair of the Company’s assets. The Manager has been engaged to lease the Company’s assets, subject to the supervision and discretionary limits established by the RVI Board.

Liability and Indemnification

Pursuant to the External Management Agreement, and subject to the authority granted by the RVI Board, the Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of the RVI Board in following or declining to follow its advice or recommendations. The Manager maintains a contractual as opposed to a fiduciary relationship with the Company.

External Management Agreement

Under the terms of the External Management Agreement, the Company will reimburse, indemnify and hold harmless the Manager and its affiliates, as well as their respective officers (and persons serving as officers

Confidential Treatment Requested by Retail Value Inc. RVI-130.

Pursuant to 17 C.F.R. Section 200.83.

of the Company at the request of the Manager or the RVI Board), directors, equityholders, members, partners, and employees, or the Indemnitees, and each, an Indemnitee, for and from all liability, claims, damages and losses arising in the performance of their duties thereunder, and related expenses, including reasonable attorneys’ fees, except to the extent arising from any act or omission by the applicable Indemnitee that constitutes gross negligence or willful misconduct as determined by a final, non-appealable determination of a court of competent jurisdiction. In addition, the Company will promptly advance expenses incurred by Indemnitees for such matters upon request for such advancement, provided, that the Indemnitee provides a written affirmation (i) of the Indemnitee’s good faith belief that the Indemnitee has met the standard of conduct necessary for indemnification by the Company pursuant to the External Management Agreement and (ii) that the Indemnitee will repay the amount paid or reimbursed by the Company, to the applicable extent, if it is ultimately determined by a final, non-appealable determination that the Indemnitee did not meet such standard. In addition to the indemnification obligations described in the foregoing sentence, the Company will indemnify the Manager and its affiliates for any liabilities, claims, damages or losses arising out of any recorded guaranty obligations of the Manager and/or its affiliates relating to the assets.

Furthermore, Indemnitees will not be liable to the Company or any of its affiliates, or their respective officers, directors, equityholders, members, partners, or employees, for any liabilities, claims, damages or losses arising in the performance of any Indemnitee’s duties under the External Management Agreement, except with respect to any act or omission that constitutes gross negligence or willful misconduct on the part of the applicable Indemnitee as determined by a final, non-appealable determination of a court of competent jurisdiction. In no event will any Indemnitee be liable to the Company or any of its affiliates, or their respective officers directors, equityholders, members, partners, or employees, for any indirect, special, incidental or consequential damages, including lost profits or savings, whether or not such damages are foreseeable, or in respect of any third-party claims (whether based in contract, tort or otherwise), relating to, in connection with or arising out of this Agreement, including the services to be provided by the Manager under the External Management Agreement, or for any amount in excess of the fees actually received by the Manager pursuant to the External Management Agreement.

Additionally, the Manager has agreed to indemnify the Company for certain losses and related expenses in the event of the Manager’s gross negligence or willful misconduct.

Property Management Agreements

Under the terms of the Property Management Agreements, the Manager agrees to indemnify and hold the Company harmless from and against any and all liabilities, claims, obligations, expenses, losses, damages, judgments or other injuries (including, but not limited to, reasonable attorneys’ fees, costs and expenses of litigation and appeals, but specifically excluding any lost profits or consequential, special or punitive damages, or collectively, the Damages), that the Company may incur or suffer in connection with (i) the Manager’s gross negligence, fraud or willful misconduct, (ii) the Manager’s material breach or failure to act in accordance with the terms of the applicable Property Management Agreements, (iii) the Manager’s actions taken outside the scope of its authority under the Property Management Agreements, (iv) misrepresentations of material fact by the Manager in its representations in the Property Management Agreements and any other misrepresentation of material fact by the Manager during the term of the Property Management Agreements and (v) the failure of the Manager to be licensed as a broker in any jurisdiction in which the assets are located.

The Company agrees to indemnify and hold the Manager harmless from and against any and all Damages that the Manager may incur or suffer in connection with (i) the Company’s material breach or failure to act in accordance with the terms of the Property Management Agreements, (ii) specific actions or inactions of the Manager taken at such the Company’s direction, (iii) any contract or other agreement relating to the operations

Confidential Treatment Requested by Retail Value Inc. RVI-131.

Pursuant to 17 C.F.R. Section 200.83.

and maintenance of the properties assigned by the Manager to the Company in the event of termination of the Property Management Agreements pursuant to the terms of the Property Management Agreements and (iv) the performance by the Manager of its duties to the extent in compliance the Property Management Agreements, except to the extent caused by any of the matters described in clauses (i) through (v) of preceding paragraph.

Management Team

Pursuant to the terms of the External Management Agreement, the Manager is expected to provide the Company with its management team, including a chief executive officer, along with appropriate support personnel, in order to provide the management services to be provided by the Manager to the Company. None of the officers or employees of the Manager will be dedicated exclusively to the Company. Members of the Company’s management team will be required to devote such time as is necessary and appropriate commensurate with the level of the Company’s activity.

Term and Termination

The Property Management Agreements will be in effect until December 31, 2019 and thereafter will renew automatically for successive six month periods unless terminated. The Property Management Agreements may be terminated on December 31, 2019, the end of their initial term, or if extended, at the end of any subsequent six-month term, by the Manager or by the Owners, upon the provision of notice sixty days in advance.

The External Management Agreement will be in effect until December 31, 2019 and thereafter will renew automatically for successive six month periods unless terminated. The External Management Agreement may be terminated on December 31, 2019, the end of its initial term, or if extended, at the end of any subsequent six-month term, by the Manager or by a majority of the Independent Directors that, with respect to the relevant action to be taken under the External Management Agreement, are “disinterested directors” (as such term is used in Section 1701.60 of the Ohio Code) on the RVI Board, upon the provision of notice sixty days in advance.

The Property Management Agreements will be terminated if the External Management Agreement is terminated or, with regard to each asset, if that asset is sold or a controlling interest is transferred. In addition to the expiry dates outlined above, the External Management Agreement:

•	may be terminated immediately, upon written notice to the Company by the Manager, upon a Change of Control (as defined in the External Management Agreement) of the Company;

•	may be terminated by either party, without penalty, upon written notice to the other party if the other party, its agents or its assignees breaches any material provision of the External Management Agreement and such material breach continues for a period of ten business days after written notice of the breach;

•	may be terminated by the Manager if (i) there is a material change in the business strategy of the Company or (ii) there is a material change or reduction in the duties of the Manager or the scope of services authorized by the RVI Board to be performed by the Manager under the External Management Agreement (in each case such termination shall be effective 60 days following the Company’s receipt of written notice from the Manager of such material change described in clauses (i) and (ii)); and

•	will terminate automatically (i) at such time that none of the Property Management Agreements remain in effect or (ii) at the effective time of the dissolution of the Company or, if the assets of the Company are transferred to a liquidating trust, the final disposition of the assets transferred by the liquidating trust.

Confidential Treatment Requested by Retail Value Inc. RVI-132.

Pursuant to 17 C.F.R. Section 200.83.

Management Fees and Expense Reimbursements

External Management Agreement

Pursuant to the External Management Agreement, the Company will pay monthly to the Manager (on a cash basis of accounting) an asset management fee in an aggregate amount (as determined by the Manager from time to time) no greater than 0.5% per annum of Gross Asset Value (as defined in the External Management Agreement) of the properties, or the Asset Management Fee. The Asset Management Fee payable will be paid in monthly installments based upon the Gross Asset Value as determined on the most recent December 31 or June 30, each a Determination Date. The Asset Management Fee will be determined on each Determination Date for the subsequent six calendar months.

In connection with any debt financing or refinancing (including the refinancing of all or a portion of the mortgage loan) entered into by the Company or any of its affiliates, the Company will pay to the Manager a financing fee in an amount equal to 0.2% of the principal amount of such financing or refinancing amount, or a Financing Fee. Any Financing Fee will be payable at the closing of the financing or refinancing to which such Financing Fee relates.

In the event of a Change of Control Transaction (as defined in the External Management Agreement) during the term of the External Management Agreement or the three-month period from and including the termination date of the External Management Agreement, the Company will pay to the Manager a fee in an amount equal to 1.0% of the aggregate Consideration (as defined in the External Management Agreement) in connection with the Change of Control Transaction, or the Change in Control Transaction Fee. Any Change of Control Transaction Fee will be payable at the closing of the Change of Control Transaction to which such Change of Control Transaction Fee relates.

To the extent any fees are not paid as and when such fees are required to be paid, such unpaid sum will accrue interest at a rate equal to the prime rate (as published by the Wall Street Journal) plus 5% per annum calculated from the date such payment was due (without regard to any grace or cure periods contained in the External Management Agreement) until the date on which the Company pays such unpaid sum.

In addition to the compensation paid to the Manager pursuant to the above, the Company will pay directly or reimburse the Manager for all expenses paid or incurred by it or its affiliates, including those set forth below, in connection with the services it provides to the Company to the extent such expenses are reasonable and documented out-of-pocket expenses:

•	expenses in connection with an approved disposition (including all closing costs);

•	the actual cost of goods and services used by the Company and obtained from entities not affiliated with the Manager;

•	fees and costs (including interest costs) payable to third parties incurred by the Manager in connection with (A) loans to be made to the Company or any of its subsidiaries, including, under certain circumstances, the fees and costs paid by the Manager or an affiliate of the Manager prior to the date of the External Management Agreement in connection with the mortgage loan, (B) negotiations with investment banking firms and broker-dealers on behalf of the Company or any of its subsidiaries, or (C) loans obtained for the Company or any of its subsidiaries;

•	taxes and assessments on income of the Company or assets;

Confidential Treatment Requested by Retail Value Inc. RVI-133.

Pursuant to 17 C.F.R. Section 200.83.

•	costs associated with insurance required in connection with the business of the Company or by the RVI Board;

•	expenses of managing and operating assets owned by the Company, other than those payable to the Manager or an affiliate of the Manager;

•	expenses in connection with payments to directors for attending meetings of the RVI Board and Company shareholders, if applicable;

•	expenses connected with payments of distributions;

•	expenses of organizing, converting, modifying, terminating or dissolving the Company or any subsidiary thereof or revising, amending, modifying or terminating the Articles of Incorporation, code of regulations or governing documents of any subsidiary of the Company;

•	expenses of maintaining communications with Company shareholders and of maintaining compliance with applicable laws, including the cost of preparation, printing, and mailing of annual reports and other shareholder reports, proxy statements and other reports required by governmental entities;

•	audit, accounting, legal and other professional advisors fees; and

•	expenses in connection with any travel incurred primarily in connection with providing the services.

Property Management Agreements

Pursuant to the Property Management Agreements, the Company will pay monthly to the Manager (on a cash basis of accounting), in consideration of its services thereunder, an aggregate amount determined by the Manager and no greater than 3.5% and 5.5% of Gross Revenue (as defined in the Property Management Agreements) of the non-Puerto Rico properties and the Puerto Rico properties, respectively. The foregoing management fee is payable on the 1st day of each month based upon the average monthly Gross Revenue collected during the three (3) months immediately preceding the most recent December 31 or June 30 (including Gross Revenue from properties disposed of during or subsequent to such period).

The Company will also pay the Manager:

•	leasing commissions of $4.00 per square foot for the initial lease term and $2.00 per square foot in connection with each extension that is exercised (provided that no fee will be due in connection with an automatic renewal or a non-negotiated tenant exercise of a renewal option);

•	1.0% of the gross sale price of each asset sold; and

•	costs and expenses incurred by the Manager in connection with construction and tenant coordination services.

Furthermore, subject to the Company’s receipt of proof of payment of such expenses, the Company will reimburse the Manager for all commercially reasonable out-of-pocket third-party costs and expenses incurred in the performance of its duties under the Property Management Agreements, including, but not limited

Confidential Treatment Requested by Retail Value Inc. RVI-134.

Pursuant to 17 C.F.R. Section 200.83.

to, all fees and expenses paid to outside consultants, architects, engineers and other professionals reasonably required for the performance of the Manager’s duties, all reasonable, out of town travel expenses for the Manager or certain other personnel and attorneys’ fees and disbursements, each in accordance with and subject to the limitations set forth in budgets prepared for each asset agreed by the Manager and the Company including, without limitation, the fees and disbursements of the Manager’s in-house attorneys and paralegals. The Company is not obligated to reimburse the Manager for any expenses for (a) office equipment, office supplies or any other overhead expenses incurred in its general offices other than with respect to certain categories of property-level personnel (as set forth in the Property Management Agreements) and office overhead of the Manager’s satellite offices; (b) any salaries of any executives or supervisory personnel of the Manager or its respective affiliates other than certain categories of property-level personnel (as set forth in the Property Management Agreement); or (c) any salaries, wages or expenses allocable to any personnel for activities with regard to the leasing of space in the assets.

The Company will provide an appropriate office at certain of the assets for the use of the Manager for management of the assets.

Following any commencement of amortization requirements under the mortgage loan (during which time all property cash flows in excess of regular debt service and certain reserves is applied to repayment of loan principal), the Company may not have sufficient funds to pay all or any portion of the management fees or other amounts owing to the Manager under the Management Agreements. The Company’s failure to pay such management fees or amounts may result in the Company’s default of its obligations under one or more of the Management Agreements.

Budgets

Contemporaneous with the execution of the External Management Agreement, the RVI Board acknowledged its approval of the property Roll-Up Budget and the Corporate Budget for the year ending December 31, 2018. With respect to each subsequent fiscal year, the Manager will prepare and provide a property roll-up budget and corporate budget to the RVI Board for approval not later than December 1 of the prior fiscal year.

If the RVI Board fails to approve a proposed property roll-up budget or corporate budget (or a particular portion thereof) for any fiscal year prior to the first day of such fiscal year, the Manager will manage the Company in accordance with the portion of the proposed budget that was approved by the RVI Board and, in relation to the portion that was not approved, in accordance with the corresponding portion of the approved budget of such property or the Company, as applicable, for the immediately preceding fiscal year, except that the applicable portion of such preceding approved budget will be adjusted to reflect (i) in relation to expenses not within the reasonable control of the Company, the actual amount of such expenses; and (ii) in relation to expenses within the reasonable control of the Company, an increase of 5% over the amount set out in such preceding approved budget.

The Manager will manage the Company in accordance with the approved budgets; provided, that the Manager may vary from the limitations set forth in any approved budget (i) in relation to expenditures not reasonably within the control of the Company or expenditures incurred under such circumstances as the Manager will reasonably and in good faith deem to be an emergency necessary for the preservation or safety of the Company or its assets, in such amounts as are reasonably necessary in the Manager’s good faith judgment and (ii) in relation to expenditures reasonably within the control of the Company, to the extent that (A) any expenditure does not cause aggregate expenditures for the relevant line item in such approved budget to exceed the aggregate amount budgeted for such item by more than 10% of the amount set forth in such approved budget

Confidential Treatment Requested by Retail Value Inc. RVI-135.

Pursuant to 17 C.F.R. Section 200.83.

and (B) the aggregate of such controllable expenditures does not exceed 108% of the sum of the line items for controllable expenditures in the approved budget.

During each calendar year, the Manager will, as part of its quarterly reporting to the RVI Board, report line item variances against the applicable approved budget and provide a reconciliation of actual expenditures to amounts set forth in the applicable approved budget. In the event that the Manager proposes to make any expenditures in excess of the amounts permitted under the terms of the External Management Agreement, the Manager will prepare and submit to the RVI Board a statement setting forth the details of the proposed expenditure and the reasons therefor, together with an explanation of the variance as it relates to the applicable approved budget. The RVI Board will be deemed to have approved such expenditure unless it affirmatively disapproves such expenditure in writing within 10 business days after the Manager had delivered such statement to the RVI Board.

Confidential Treatment Requested by Retail Value Inc. RVI-136.

Pursuant to 17 C.F.R. Section 200.83.

PRINCIPAL SHAREHOLDERS

As of the date hereof, all of the Company’s outstanding common shares are owned by DDR. The following table sets forth certain information, after the separation, regarding the ownership of the Company’s common shares by:

•	each of the Company’s directors;

•	the Company’s named executive officer;

•	each holder of 5% or more of the Company’s common shares; and

•	all of the Company’s directors and executive officers as a group.

The Company based the share amounts on each person’s beneficial ownership of DDR common shares as of March 15, 2018, unless it indicates some other basis for the share amounts, and assuming a distribution ratio of one of the Company’s common shares for every ten DDR common shares. In accordance with SEC rules, each listed person’s beneficial ownership is based on:

•	all of the DDR common shares the holder owns beneficially or of record;

•	all of the DDR common shares over which the holder has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all of the DDR common shares the holder has the right to acquire on or before the distribution record date and all of the DDR common shares the holder has the right to acquire within 60 days (such as restricted common shares that are scheduled to vest within 60 days).

Unless otherwise indicated, all shares are owned directly, and the indicated person has sole voting and investment power. Unless otherwise indicated, the business address of the shareholders listed below is the address of the Company’s principal executive office upon the completion of the separation, 3300 Enterprise Parkway, Beachwood, Ohio, 44122.

Name and Address	Shares Owned	Percentage
Directors and Named Executive Officer
David R. Lukes	25,563	*[1]
Matthew L. Ostrower	6,201	*
Scott D. Roulston	2,684	*
Barry A. Sholem	13,067	*
[●]	[●]	*
[●]	[●]	*
All Directors and Executive Officers as a Group	[●]	[●]

5% of More Owners
Alexander Otto and Katharina Otto-Bernstein	6,597,669[2]	[●]
The Vanguard Group, Inc.	4,963,571[3]	[●]
BlackRock, Inc.	2,329,364[4]	[●]
Vanguard Specialized Funds	2,105,204[5]	[●]
Goldman Sachs Asset Management L.P.	1,866,452[6]	[●]

[1] Less than 1%.

Confidential Treatment Requested by Retail Value Inc. RVI-137.

Pursuant to 17 C.F.R. Section 200.83.

[2] According to a Schedule 13D/A filed with the SEC on February 27, 2018 by Alexander Otto and Katharina Otto-Bernstein, each of Alexander Otto and Katharina Otto-Bernstein was the beneficial owner of, and had sole voting and sole dispositive power over, 49,721,192 and 16,255,505 DDR common shares, respectively. The address for these reporting persons is c/o Dennis O. Garris, Alston & Bird LLP, 950 F Street, N.W., Washington, DC 20004.

[3] According to a report on Schedule 13G/A filed with the SEC on February 9, 2018 by The Vanguard Group, Inc., The Vanguard Group, Inc. is the beneficial owner of 49,635,716 DDR common shares and has sole voting power over 518,773 DDR common shares, shared voting power over 408,408 DDR common shares, sole dispositive power over 49,087,223 DDR common shares and shared dispositive power over 548,493 DDR common shares. According to the report, Vanguard Fiduciary Trust Company is the beneficial owner of, and directs the voting over, 140,085 DDR common shares as a result of it serving as investment manager of collective trust accounts, and Vanguard Investments Australia, Ltd. is the beneficial owner of, and directs the voting over, 787,096 DDR common shares as a result of it serving as investment manager of Australian investment offerings. The address for this reporting person is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[4] According to a report on Schedule 13G/A filed with the SEC on January 29, 2018 by BlackRock, Inc., BlackRock, Inc. is the beneficial owner of 23,293,640 DDR common shares and has sole voting power over 21,782,017 DDR common shares and sole dispositive power over 23,293,640 DDR common shares. The address for this reporting person is 55 East 52nd Street, New York, New York, 10055.

[5] According to a report on Schedule 13G/A filed with the SEC on February 2, 2018 by Vanguard Specialized Funds, Vanguard Specialized Funds — Vanguard REIT Index Fund is the beneficial owner of, and has the sole voting power over 21,052,041 DDR common shares. The address for this reporting person is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[6] According to a report on Schedule 13G filed with the SEC on February 8, 2018 by Goldman Sachs Asset Management (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, “Goldman Sachs Asset Management”). According to the report, Goldman Sachs Asset Management is the beneficial owner of, and has shared dispositive power over, 18,664,527 DDR common shares and shared voting power over 18,186,589 DDR common shares. The address for Goldman Sachs Asset Management is 200 West Street, New York, New York 10282.

Confidential Treatment Requested by Retail Value Inc. RVI-138.

Pursuant to 17 C.F.R. Section 200.83.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Separation and Distribution Agreement, Tax Matters Agreement and Management Agreements

The Company will enter into a Separation and Distribution Agreement with DDR to effect the separation and provide a framework for its relationship with DDR after the separation. This agreement, together with the Tax Matters Agreement and the Management Agreements, will govern the relationship between the Company and DDR subsequent to the completion of the separation plan and provide for the allocation between the Company and DDR of DDR’s assets, liabilities and obligations attributable to periods prior to the separation of the Company from DDR. Under certain circumstances, RVI will be obligated to reimburse DDR for pre-tax separation costs of approximately $50 million. The Separation and Distribution Agreement sets forth the Company’s agreements with DDR regarding the principal transactions necessary to separate the Company from DDR. The Separation and Distribution Agreement has been filed as an exhibit to the Registration Statement on Form 10, of which this Information Statement is a part, and the foregoing summary is qualified in its entirety by reference to the full text of the agreement, which is incorporated by reference into this Information Statement.

The Company will be dependent upon the Manager for its day-to-day management and does not and will not have any independent officers or employees. The Company and the Manager have entered into the Property Management Agreements and, prior to the date of the separation, the Company and the Manager will enter into the External Management Agreement. All of the Company’s executive officers are executives of DDR. DDR could make substantial profits as a result of opportunities or management resources allocated to entities other than the Company, and DDR may have greater financial incentives tied to the success of such entities than to the Company. In addition, time dedicated by DDR and its personnel to its own business activities may reduce the time that DDR and its officers and personnel spend managing the Company. The Management Agreements and the Separation and Distribution Agreement have been and will be negotiated between related parties and, although the Company believes their terms are reasonable and approximate terms of an arm’s length transaction, their terms, including fees and other amounts payable, may not be as favorable to the Company as if they had been negotiated at arm’s length with an unaffiliated third-party. See “ The Company’s Manager and the Management Agreements—Management Agreements” for more information on the Management Agreements.

The Company will enter into the Tax Matters Agreement with DDR that will govern the respective rights, responsibilities and obligations of the Company and DDR after the distribution with respect to various tax matters. The Tax Matters Agreement will require (i) DDR to (a) represent that it has no knowledge of any fact or circumstance that would cause the Company to fail to qualify as a REIT and (b) covenant to use its reasonable best efforts to maintain its REIT status for each of DDR’s taxable years ending on or before December 31, 2018 (unless DDR obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that DDR’s failure to maintain its REIT status will not cause the Company to fail to qualify as a REIT) and (ii) the Company to covenant to use its reasonable best efforts to qualify as a REIT for its taxable year ending on or before December 31, 2018. The Tax Matters Agreement will also provide for the allocation between the Company and DDR of DDR’s tax-related assets, liabilities and obligations attributable to periods prior to the separation of the Company from DDR.

Indemnification and Limitation of Directors’ and Officers’ Liability

The Ohio Code authorizes Ohio corporations to indemnify officers and directors from liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation, and, with respect to any criminal actions, if the officer or director had no reason to believe his or her action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (1) if the person seeking indemnification is adjudged liable for

Confidential Treatment Requested by Retail Value Inc. RVI-139.

Pursuant to 17 C.F.R. Section 200.83.

negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (2) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against such person and incurred by such person in his or her capacity, or arising out of his or her status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the Ohio Code.

The Company’s Code of Regulations provides for the indemnification of directors and officers of the registrant to the maximum extent permitted by Ohio law as authorized by the RVI Board and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of the Company upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director or officer is entitled to indemnification.

The Company will maintain a directors’ and officers’ insurance policy which will insure the directors and officers of the Company from claims arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers of the Company, subject to certain exceptions.

The Company expects to enter into indemnification agreements with its directors and certain officers which will provide for indemnification to the fullest extent permitted under Ohio law.

Confidential Treatment Requested by Retail Value Inc. RVI-140.

Pursuant to 17 C.F.R. Section 200.83.

DESCRIPTION OF PREFERRED SHARES

The following is a summary of the rights and preferences of the Company’s preferred shares. While the Company believes that the following description covers the material terms of the Company’s preferred shares, the description may not contain all of the information that is important to you. The Company encourages you to read carefully this entire Information Statement, its Articles of Incorporation and Code of Regulations and the other documents the Company refers to for a more complete understanding of the Company’s preferred shares. Copies of the Articles of Incorporation and Code of Regulations are filed as exhibits to the Registration Statement of which this Information Statement is a part. See “Where You Can Find More Information.”

The Company’s Articles of Incorporation authorize it to issue up to [•] preferred shares, without par value. The RVI Board is authorized to issue preferred shares in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, powers, preferences and relative participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof.

Prior to the issuance of shares of a series of preferred shares, the RVI Board may, under the Articles of Incorporation and Ohio law, fix:

•	the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

•	the voting powers, if any, and whether such voting powers are full or limited

•	whether dividends, if any, will be cumulative or noncumulative, the dividend rate of the series, and the dates and preferences of dividends;

•	redemption rights and prices, if any;

•	the terms and amounts of the sinking fund, if any;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company’s affairs;

•	whether the shares of the series will be convertible into common shares;

•	if the shares are convertible, the conversion rate(s) or price(s), any adjustments to the rate or price and all other terms and conditions upon which such conversion may be made;

•	restrictions on the issuance of shares of the same or any other series; and

•	such other terms that the Board of Directors determines in its sole discretion are appropriate for the Company to maintain its status as a REIT (as such term is defined in Section 856 of the Code).

General

Without limiting the provisions described above, under Ohio law, holders of preferred shares will be entitled to vote as a class on any amendment to the Articles of Incorporation, whether or not they are entitled to vote thereon by the Articles of Incorporation, if the amendment would:

•	increase or decrease the par value of the shares;

•	change the issued shares into a lesser number of shares;

Confidential Treatment Requested by Retail Value Inc. RVI-141.

Pursuant to 17 C.F.R. Section 200.83.

•	change or add to the express terms of the shares in any manner substantially prejudicial to the holders of such shares;

•	change the express terms of any issued shares ranking prior to such shares in any manner substantially prejudicial to the holders of such shares;

•	authorize shares that are convertible into, or authorize the conversion of shares into, shares of the particular class, or authorize the directors to fix or alter conversion rights of shares of another class that are convertible into shares of the particular class;

•	reduce or eliminate the Company’s stated capital;

•	substantially change the Company’s purposes; or

•	change the Company into a nonprofit corporation.

If, and only to the extent that,

•	preferred shares are issued in more than one series; and

•	Ohio law permits the holders of a series of capital stock to vote separately as a class.

The affirmative vote of the holders of at least two-thirds of each series of outstanding preferred shares, voting separately as a class, shall be required for any amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Articles of Incorporation or its Code of Regulations which adversely and materially affects the preferences or voting or other rights of the holders of such series as set forth in the Articles of Incorporation. However, the amendment of the Articles of Incorporation so as to authorize, create or change the authorized or outstanding number of preferred shares or of any shares ranking equal to or junior to such preferred shares does not adversely and materially affect the preference or voting or other rights of the holders of such series. In addition, the amendment of the Company’s Code of Regulations to change the number or classification of the Company’s directors does not adversely and materially affect the preference or voting or other rights of the holders of such series.

Confidential Treatment Requested by Retail Value Inc. RVI-142.

Pursuant to 17 C.F.R. Section 200.83.

DESCRIPTION OF COMMON SHARES

The following is a summary of the rights and preferences of the Company’s common shares. While the Company believes that the following description covers the material terms of the Company’s common shares, the description may not contain all of the information that is important to you. The Company encourages you to read carefully this entire Information Statement, the Articles of Incorporation and Code of Regulations and the other documents the Company refers to for a more complete understanding of the Company’s common shares. Copies of the Articles of Incorporation and Code of Regulations are filed as exhibits to the Registration Statement of which this Information Statement is a part. See “Where You Can Find More Information.”

Capitalization

The Articles of Incorporation provide that the Company may issue up to [•] of the Company’s common shares, $0.10 par value per share. After giving effect to the separation and the other transactions described in this Information Statement, approximately [•] of the Company’s common shares will be issued and outstanding.

General

The following description summarizes certain general terms and provisions of the Company’s common shares. This summary may not contain all of the information that is important to you. For more detail, you should refer to the applicable provisions of the Articles of Incorporation and Code of Regulations that are filed as exhibits to the Registration Statement of which this Information Statement forms a part.

Voting Rights

Holders of the Company’s common shares possess ordinary voting rights, with each share entitling the holder to one vote.

Dividend Rights

Holders of the Company’s common shares are entitled to receive dividends when, as and if declared by he RVI Board, out of funds legally available therefor. Any payment and declaration of dividends by the Company on its common shares and purchases thereof will be subject to certain restrictions if the Company fails to pay dividends on any outstanding preferred shares.

Liquidation Rights

If the Company is liquidated, dissolved or involved in any winding-up, the holders of its common shares are entitled to receive ratably any assets remaining after it has fully paid all of its liabilities, including the preferential amounts it owes with respect to any preferred shares.

Preemptive or Other Rights

Holders of the Company’s common shares do not have preemptive rights, which means that they have no right to acquire any additional common shares that the Company may subsequently issue.

Confidential Treatment Requested by Retail Value Inc. RVI-143.

Pursuant to 17 C.F.R. Section 200.83.

Restrictions on Ownership and Transfer

In order for the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year. “Individual” is defined in the Code to include certain entities. In addition, the Company’s capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Additionally, certain other requirements must be satisfied.

To help ensure that five or fewer individuals do not own more than 50% in value of the Company’s outstanding common shares, its Articles of Incorporation provide that, subject to certain exceptions (including those set forth below), no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5%, which the Company refers to as the ownership limit, of its outstanding common shares. The Articles of Incorporation provide that an “exempt holder” may own, or be deemed to own by virtue of the attribution provisions of the Code, no more than 29.8% of the Company’s outstanding common shares. Pursuant to the Articles of Incorporation, an “exempt holder” includes, collectively, (a) Professor Werner Otto, his wife Maren Otto and/or all descendants of Professor Werner Otto, including, without limitation, Alexander Otto, (b) trusts or family foundations established for the benefit of the individuals named in (a) above and (c) any partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company or other legal entity, in which the individuals or entities named under (a) and (b) hold (either directly or indirectly) more than 50% of the voting rights or more than 50% of the equity capital of such any such partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company or other legal entity.

As rent from a related party tenant (any tenant 10% of which is owned, directly or constructively, by a REIT, including an owner of 10% or more of a REIT) is not qualifying rent for purposes of the gross income tests under the Code, the Articles of Incorporation provide that no individual or entity may own, or be deemed to own by virtue of the attribution provisions of the Code (which differ from the attribution provisions applied to the ownership limit), in excess of 9.8% of the Company’s outstanding common shares, which the Company refers to as the related party limit.

The RVI Board may exempt a person from the ownership limit if the person would not be deemed an “individual” and may exempt a person from the related party limit if an opinion of counsel or a ruling from the IRS is provided to the RVI Board to the effect that the ownership will not then or in the future jeopardize its status as a REIT. The RVI Board may also exempt the exempt holder and any person who would constructively own common shares constructively owned by the exempt holder from the ownership limit in its sole discretion. As a condition of any exemption, the RVI Board will require appropriate representations and undertakings from the applicant with respect to preserving its REIT status.

Finally, the Articles of Incorporation prohibit any transfer of common shares that would cause the Company to cease to be a “domestically controlled qualified investment entity” as defined in Section 897(h)(4)(B) of the Code.

The preceding restrictions on transferability and ownership of common shares may not apply if the RVI Board determines that it is no longer in the Company’s best interests to continue to qualify as a REIT. The ownership limit and the related party limit will not be automatically removed even if the REIT provisions of the Code are changed to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving the Company’s status as a REIT, the effects of the ownership limit and the related party limit are to prevent any person or small group of persons from acquiring unilateral

Confidential Treatment Requested by Retail Value Inc. RVI-144.

Pursuant to 17 C.F.R. Section 200.83.

control of the Company. Any change in the ownership limit, other than modifications that may be made by the RVI Board as permitted by the Articles of Incorporation, requires an amendment to the Articles of Incorporation, even if the RVI Board determines that maintenance of REIT status is no longer in its best interests.

Amendments to the Articles of Incorporation require the affirmative vote of holders owning a supermajority vote of at least 75% of the voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class.

The Articles of Incorporation provide that upon a transfer or non-transfer event that results in a person beneficially or constructively owning common shares in excess of the applicable ownership limits or that results in the Company being “closely held” within the meaning of Section 856(h) of the Code, the person, which the Company refers to as a prohibited owner, will not acquire or retain any rights or beneficial economic interest in the shares that would exceed such applicable ownership limits or result in the Company being closely held, which the Company refers to as excess shares. Instead, the excess shares will be automatically transferred to a person or entity unaffiliated with and designated by the Company to serve as trustee of a trust for the exclusive benefit of a charitable beneficiary to be designated by the Company within five days after the discovery of the transaction that created the excess shares. The trustee will have the exclusive right to designate a person who may acquire the excess shares without violating the applicable restrictions, which the Company refers to as a permitted transferee, to acquire all of the shares held by the trust. The permitted transferee must pay the trustee an amount equal to the fair market value (determined at the time of transfer to the permitted transferee) for the excess shares. The trustee will pay to the prohibited owner the lesser of (a) the value of the shares at the time they became excess shares and (b) the price received by the trustee from the sale of the excess shares to a permitted transferee. The beneficiary will receive the excess of (x) the sale proceeds from the transfer to a permitted transferee over (y) the amount paid to the prohibited owner, if any, in addition to any dividends paid with respect to the excess shares.

The Articles of Incorporation provide that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of its outstanding common shares must give written notice to the Company stating the name and address of such person, the number of shares owned, and a description of how such shares are held each year by January 31. In addition, each of those shareholders must provide supplemental information that the Company may request, in good faith, in order to determine its status as a REIT.

Indemnification and Limitation of Directors’ and Officers’ Liability

The Ohio Code authorizes Ohio corporations to indemnify officers and directors from liability if the officer or director acted in good faith and in a manner reasonably believed by the officer or director to be in or not opposed to the best interests of the corporation, and, with respect to any criminal actions, if the officer or director had no reason to believe his or her action was unlawful. In the case of an action by or on behalf of a corporation, indemnification may not be made (1) if the person seeking indemnification is adjudged liable for negligence or misconduct, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification, or (2) if liability asserted against such person concerns certain unlawful distributions. The indemnification provisions of the Ohio Code require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Ohio law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or code of regulations of the corporation or any agreement between officers and directors and the corporation. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against such person and incurred by such person in his or her capacity, or arising out of his or her status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the Ohio Code.

Confidential Treatment Requested by Retail Value Inc. RVI-145.

Pursuant to 17 C.F.R. Section 200.83.

The Company’s Code of Regulations provides for the indemnification of directors and officers of the registrant to the maximum extent permitted by Ohio law as authorized by the RVI Board and for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that he or she was a party to by reason of the fact that he or she is or was a director or officer of the Company upon the receipt of an undertaking to repay such amount unless it is ultimately determined that the director or officer is entitled to indemnification.

The Company will maintain a directors’ and officers’ insurance policy which will insure the directors and officers of the Company from claims arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers of the Company, subject to certain exceptions.

The Company expects to enter into indemnification agreements with its directors and certain officers which will provide for indemnification to the fullest extent permitted under Ohio law.

The limitation of liability and indemnification provisions that will be in the Company’s Code of Regulations may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit RVI and its shareholders. Your investment may be adversely affected to the extent that, in a class action or direct suit, RVI pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, these provisions will not limit or eliminate our rights, or those of any shareholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s fiduciary duties. The provisions will not alter the liability of directors under the federal securities laws.

Listing

The Company intends to list the Company’s common shares on the NYSE under the symbol “RVI.”

Transfer Agent and Registrar

The Company expects the transfer agent and registrar for the Company’s common shares to be Computershare Shareowner Services LLC.

Confidential Treatment Requested by Retail Value Inc. RVI-146.

Pursuant to 17 C.F.R. Section 200.83.

CERTAIN ANTI-TAKEOVER PROVISIONS OF THE ARTICLES OF INCORPORATION AND CODE OF REGULATIONS

Although the following describes certain provisions of the Company’s Articles of Incorporation and Code of Regulations, it may not contain all of the information that is important to you. For a complete description, the Company refers you to its Articles of Incorporation and Code of Regulations.

The Articles of Incorporation and Code of Regulations contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the RVI Board.

Initially Classified Board

The Code of Regulations initially divides the RVI Board into two classes, designated Class I and Class II. The directors first appointed to Class I will hold office for a term expiring at the annual meeting of shareholders to be held in 2019 and the directors first appointed to Class II will hold office for a term expiring at the annual meeting of shareholders to be held in 2020. After the initial classification, the successors to the directors whose terms expire will be elected to hold office for a term expiring at the annual meeting of shareholders held in the year following the year of their election (i.e., Class I directors elected at the 2019 annual meeting of shareholders will serve until the 2020 annual meeting of shareholders).

“Blank Check” Preferred Stock

The Articles of Incorporation authorize “blank check” preferred stock, which could be issued by the RVI Board without shareholder approval and may contain voting, liquidation, dividend and other rights superior to the Company’s common shares.

Size of the Board; Vacancies; Removal

The Code of Regulations provides that the number of directors on the RVI Board may be fixed by the Company’s shareholders at an annual or special meeting called for that purpose or at any other time as may be fixed by the RVI Board. The Code of Regulations provides that any vacancy on the RVI Board may be filled only by the affirmative vote of a majority of the remaining directors then in office. The Code of Regulations provides that shareholders may remove directors with or without cause by holders of the affirmative vote of a majority of the shares entitles to vote at the election of directors; provided that prior to conclusion of the annual meeting of shareholders to be held in 2021, such removal shall only be for cause.

No Cumulative Voting

The Ohio Code provides that shareholders have the right to cumulate votes in the election of directors unless the company’s articles of incorporation provide that no shareholder may cumulate the shareholder’s voting power. The Articles of Incorporation expressly provide that no shareholder of RVI may cumulate the shareholder’s voting power.

Shareholder Action by Written Consent

The Code of Regulations provides that shareholders may not act by written consent unless such written consent is unanimous. Shareholder action must otherwise take place at the annual or a special meeting of shareholders.

Confidential Treatment Requested by Retail Value Inc. RVI-147.

Pursuant to 17 C.F.R. Section 200.83.

Special Meeting of Shareholders

Shareholders who hold at least 49.9% or more of the Company’s outstanding shares may call a special meeting.

Advance Notice of Shareholder Proposals and Nominations

The Code of Regulations establishes advance notice procedures with respect to shareholder proposals for business to be conducted at meetings of the Company’s shareholders and for nominations of candidates for election to the RVI Board.

Proxy Access

In addition to advance notice procedures, the Code of Regulations includes provisions permitting, subject to certain terms and conditions, shareholders who have maintained continuous qualifying ownership of at least 3% of our outstanding common stock for at least three years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed the greater of two candidates or 20% of the number of directors in office.

Supermajority to Amend Articles of Incorporation and Code of Regulations

A supermajority vote of at least 75% of the voting power of the outstanding shares of capital stock of the Company entitled to vote thereon, voting together as a single class, is required for the Company’s shareholders to amend the Articles of Incorporation or Code of Regulations.

Ohio Anti-Takeover Provisions

Chapter 1704 of the Ohio Code prohibits certain corporations from engaging in a “Chapter 1704 transaction, which includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions, with an “interested shareholder” for a period of three years as the date of the transaction in which the person became an interested shareholder. As an Ohio corporation, the Company is subject to Chapter 1704 of the Ohio Code unless the Company has opted out of the chapter in its Articles of Incorporation. The Company has opted out of Chapter 1704 of the Ohio Code in its Articles of Incorporation.

Chapter 1701.831 of the Ohio Code regulates certain “control bids” for corporations in Ohio with certain concentrations of Ohio shareholders and permits the Ohio Division of Securities to suspend a control bid if certain information is not provided to offerees. As an Ohio corporation, the Company is subject to Chapter 1701.831 of the Ohio Code unless the Company has opted out of such provision in its Articles of Incorporation or Code of Regulations. The Company has opted out of Chapter 1701.831 of the Ohio Code in its Articles of Incorporation.

Confidential Treatment Requested by Retail Value Inc. RVI-148.

Pursuant to 17 C.F.R. Section 200.83.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material U.S. federal income tax considerations relating to the Company’s qualification and taxation as a REIT and the acquisition, ownership and disposition of the common shares. If the Company offers one or more additional series of common shares, preferred shares, depositary shares, debt securities or warrants to acquire common shares, the prospectus supplement would include information about additional material U.S. federal income tax considerations to holders of any of the offered securities. The information in this section is based on the Code, current, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as expressed in certain private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings), and court decisions, all as of the date of this prospectus. Future legislation, Treasury Regulations, administrative interpretations and practices and court decisions may adversely affect, perhaps retroactively, the tax considerations described herein. The Company has not requested, and does not plan to request, any rulings from the IRS concerning its tax treatment and the statements in this prospectus are not binding on the IRS or any court. Thus, the Company can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS.

This summary assumes that the securities offered by this prospectus will be held as a capital asset (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its investment or tax circumstances, or to certain types of holders subject to special tax rules, such as financial institutions, insurance companies, tax-exempt organizations (except to the extent discussed under the subheading “—Taxation of Tax-Exempt U.S. Holders of Company’s Common Shares,” below), broker-dealers, partnerships and other pass-through entities, shareholders holding the Company’s common shares as part of a conversion transaction, or a hedge or hedging transaction or as a position in a straddle for tax purposes, and Non-U.S. Holders (as defined below) (except to the extent discussed under the subheading “—Taxation of Non-U.S. Holders of the Company’s Common Shares,” below).

The U.S. federal income tax treatment of holders of the Company’s common shares depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular shareholder of holding the Company’s common shares will depend on the shareholder’s particular tax circumstances.

You are urged to consult with your tax advisors regarding the specific tax consequences to you of the acquisition, ownership and sale of the Company’s common shares and debt securities, including the federal, state, local, foreign and other tax consequences of such acquisition, ownership and sale and of potential changes in applicable tax laws.

Taxation of the Company

General. The Company intends to elect to be taxed as a REIT under the Code, commencing with its initial taxable year ended December 31, 2018, upon the filing of its U.S. federal income tax return for such year. The Company believes that it has been organized, and expect to operate, in such a manner as to qualify for taxation as a REIT.

The law firm of Jones Day has acted as the Company’s tax counsel in connection with the filing of this prospectus. In connection with the separation, the Company expects to receive an opinion of Jones Day to the

Confidential Treatment Requested by Retail Value Inc. RVI-149.

Pursuant to 17 C.F.R. Section 200.83.

effect that it has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code commencing with its initial taxable year ending December 31, 2018. The opinion of Jones Day is based on current law, which is subject to change, possibly with retroactive effect. It must be emphasized that the opinion of Jones Day is based upon certain assumptions and representations as to certain matters made by the Company, including representations made by the Company in a representation letter and certificate provided by one of the Company’s officers and the Company’s representations set forth in this prospectus. Any variation from the statements set forth herein or in the representation letter and certificate the Company has provided to Jones Day may affect the conclusions upon which its opinion is based. While the Company intends to operate so that it will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of certain determinations, and the possibility of future changes in its circumstances, no assurance can be given by Jones Day or by the Company that the Company will qualify as a REIT for any particular year. The opinion will be expressed as of the date issued, and will not cover any subsequent periods.

Furthermore, an opinion of counsel is not binding on the IRS or any court and no assurance can be given that the IRS will not challenge the Company’s qualification as a REIT. Moreover, the Company’s qualification and taxation as a REIT depend upon its ability, through actual annual operating results and methods of operation, to satisfy the various qualification tests imposed under the Code discussed below, including income types, asset composition and distribution levels, the results of which have not been and will not be reviewed or verified by Jones Day. In addition, the Company’s qualification and taxation as a REIT also depends on the satisfaction of certain requirements imposed under the Code discussed below with regard to the diversity of ownership of the Company’s shares, which Jones Day has not reviewed or verified and will not review or verify. Furthermore, the Company’s ability to qualify as a REIT also depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain affiliated entities, including affiliates that have made elections to be taxed as REITs and for whom the actual results of the various REIT qualification tests are not being reviewed by Jones Day. Accordingly, no assurance can be given that the Company’s actual results of operation or the diversity of its share ownership for any particular year have satisfied or will satisfy the requirements for qualification and taxation as a REIT.

Provided the Company qualifies for taxation as a REIT, it generally will not be subject to U.S. federal corporate income taxes on its taxable income that is distributed currently to its shareholders. This treatment substantially eliminates the “double taxation” (once at the corporate level when earned and once again at the shareholder level when distributed) that generally results from investment in a C corporation. However, the Company will be subject to U.S. federal income tax as follows:

First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

Second, if the Company has (a) net income from the sale or other disposition of “foreclosure property” (defined generally as property the Company acquired through foreclosure or after a default on a loan secured by the property or a lease of the property) which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, the Company will be subject to tax at the highest U.S. federal corporate income tax rate on this income.

Third, the Company will be subject to a 100% tax on any net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business).

Confidential Treatment Requested by Retail Value Inc. RVI-150.

Pursuant to 17 C.F.R. Section 200.83.

Fourth, if the Company fails to satisfy the 75% or 95% gross income tests (as discussed below), but has maintained its qualification as a REIT because it satisfied certain other requirements, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amounts by which it fails the 75% or 95% gross income tests multiplied by (b) a fraction intended to reflect its profitability.

Fifth, if the Company fails to satisfy any of the REIT asset tests (as described below) by more than a de minimis amount, due to reasonable cause and it nonetheless maintains its REIT qualification because of specified cure provisions, it will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused the Company to fail such test.

Sixth, if the Company fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for the year, (b) 95% of its REIT capital gain net income for the year (other than certain long-term capital gains for which it makes a capital gains designation (described below) and on which it pays the tax), and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

Seventh, if the Company acquires any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in the Company’s hands is determined by reference to the basis of the asset in the hands of the C corporation, and the Company subsequently recognizes gain on the disposition of the asset during the five-year period beginning on the date on which it acquired the asset, then the Company will be subject to tax at the highest regular corporate tax rate on the excess of (a) the fair market value of the asset over (b) its adjusted basis in the asset, in each case determined as of the date the Company acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the Company will not make an election pursuant to existing Treasury Regulations to recognize such gain at the time it acquires the asset.

Eighth, the Company will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of the Company’s tenants by a “taxable REIT subsidiary” of the Company’s. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of the Company’s for amounts paid to it that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Ninth, if the Company fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause, the Company may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification as a REIT. The Code defines a REIT as a corporation, trust or association:

(1)        that is managed by one or more trustees or directors;

(2)        that issues transferable shares or transferable certificates to evidence its beneficial ownership;

Confidential Treatment Requested by Retail Value Inc. RVI-151.

Pursuant to 17 C.F.R. Section 200.83.

(3)        that would be taxable as a domestic corporation, but for the special provisions of the Code applicable to REITs;

(4)        that is not a financial institution or an insurance company within the meaning of the Code;

(5)        that is beneficially owned by 100 or more persons;

(6)        not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year;

(7)        that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions;

(8)        that elects to be a REIT, or has made such election for a previous year, and satisfies the applicable filing and administrative requirements to maintain qualification as a REIT; and

(9)        that adopts a calendar year accounting period.

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), certain pension funds and other tax-exempt entities are treated as individuals, subject to a “look-through” exception with respect to certain pension funds. The Company believes that it has satisfied, or will satisfy, each of the above conditions. In addition, the Articles of Incorporation and Code of Regulations provide for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. In general, if the Company fails to satisfy these share ownership requirements, its status as a REIT will terminate. However, if the Company complies with the rules in applicable Treasury Regulations that require it to ascertain the actual ownership of its shares, and the Company does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirement described in condition (6) above, the Company will be treated as having met this requirement.

Ownership of Interests in Partnerships and Limited Liability Companies. In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, based on its capital interest in the partnership or limited liability company, subject to special rules relating to the 10% REIT asset test (described below). Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and items of gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company’s proportionate share of the assets and items of income of partnerships and limited liability companies taxed as partnerships, in which it is, directly or indirectly through other partnerships or limited liability companies taxed as partnerships, a partner or member, are treated as the Company’s assets and items of income for purposes of applying the REIT qualification requirements described in this prospectus (including the income and asset tests described below).

Confidential Treatment Requested by Retail Value Inc. RVI-152.

Pursuant to 17 C.F.R. Section 200.83.

Ownership of Interests in Qualified REIT Subsidiaries. The Company owns 100% of the stock of a number of corporate subsidiaries that are qualified REIT subsidiaries (each, a “QRS”) and may acquire stock of one or more new subsidiaries. A corporation qualifies as a QRS if 100% of its outstanding stock is held by the Company, and the Company does not elect to treat the corporation as a taxable REIT subsidiary, as described below. A QRS is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a QRS are treated as the Company’s assets, liabilities and items of income, deduction and credit for all purposes of the Code, including the REIT qualification tests. For this reason, references to the Company’s income and assets include the income and assets of any QRS. A QRS is not subject to U.S. federal income tax, and the Company’s ownership of the voting stock of a QRS is ignored for purposes of determining the Company’s compliance with the ownership limits described below under the subheading “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. REITs may own more than 10% of the voting power and value of securities in a taxable REIT subsidiary (“TRS”). A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to income tax as a regular C corporation. In addition, a TRS may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the TRS’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a TRS will not be subject to the 10% or 5% asset tests described below, and its operations will be subject to the provisions described above.

Income Tests. The Company must satisfy two gross income requirements annually to maintain its qualification as a REIT. First, in each taxable year at least 75% of the Company’s gross income (excluding gross income from prohibited transactions) must be derived directly or indirectly from investments relating to real property or mortgages secured by real property, including “rents from real property,” dividends from other REITs, interest income derived from mortgage loans secured by real property and gains from the sale of real estate assets (other than gain from the sale or other disposition of a Non-Qualified Publicly Offered REIT Debt Instrument, as defined below), as well as certain types of temporary investment income. Second, in each taxable year at least 95% of the Company’s gross income (excluding gross income from prohibited transactions) must be derived directly or indirectly from income from the real property investments described above or dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

Rents the Company receives will qualify as “rents from real property” for purposes of satisfying the gross income tests for a REIT described above only if all of the following conditions are met:

•	The amount of rent must not be based in any way on the income or profits of any person, although rents generally will not be excluded solely because they are based on a fixed percentage or percentages of gross receipts or gross sales.

•

The Company, or an actual or constructive owner of 10% or more of the value of the Company’s outstanding shares, must not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is the Company’s TRS, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are comparable to rents paid by the Company’s other tenants for comparable space. Whether rents paid by a TRS are

Confidential Treatment Requested by Retail Value Inc. RVI-153.

Pursuant to 17 C.F.R. Section 200.83.

substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which the Company owns shares possessing more than 50% of the voting power or more than 50% of the total value of outstanding shares of such TRS.

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.”

•	For rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of the property (subject to a 1% de minimis exception), other than through an independent contractor from whom the REIT derives no revenue or through a TRS. The REIT may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Any amounts the Company receives from a TRS with respect to the TRS’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

The Company does not intend to charge rent for any property that is based in whole or in part on the net income or profits of any person (except by reason of being based on a percentage of gross receipts or sales, as heretofore described), and the Company does not intend to rent any personal property (other than in connection with a lease of real property where less than 15% of the total rent is attributable to personal property). The Company does not intend to directly perform services under its leases, and all properties are expected to be managed by the Manager. To the extent that the Company provides services under its leases, and the performance of such services provided by the Company would cause amounts received from its tenants to be excluded from rents from real property, the Company intends to hire a TRS, or an independent contractor from whom the Company derives no revenue, to perform such services.

On February 23, 2009, DDR entered into a stock purchase agreement with Mr. Alexander Otto to issue and sell to him, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Otto, referred to herein collectively as the Otto Family, in excess of 20% of DDR’s then outstanding common shares. In connection with the separation from DDR, the Company will enter into a waiver agreement pursuant to which it will waive the related party limit contained in its Articles of Incorporation that would otherwise have prohibited the Otto Family (and other persons who may be deemed to have constructive ownership of common shares owned by the Otto Family) from constructively owning more than 5.0% of the Company’s outstanding common shares.

The waiver agreement will contain provisions for monitoring and restricting ownership by the Otto Family of the Company’s tenants. These provisions, however, may not ensure that rents from the Company’s tenants will qualify as “rents from real property.”

For purposes of these gross income tests, the term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of some or all of the amount depends in any way

Confidential Treatment Requested by Retail Value Inc. RVI-154.

Pursuant to 17 C.F.R. Section 200.83.

on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

The Company intends to enter into hedging transactions with respect to one or more of its assets or liabilities.

The Company’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Except to the extent determined by the IRS, income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as such as specified in the Code and that hedges indebtedness incurred or to be incurred by the Company to acquire or carry real estate as specified in the Code or that hedges existing hedging positions after any portion of the hedged indebtedness or property is extinguished or disposed of will not constitute gross income for purposes of the 95% gross income test and the 75% gross income test and therefore will be exempt from these gross income tests. The term “hedging transaction,” as used above, generally means any transaction the Company enters into in the normal course of its business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made by it, and it also includes a transaction entered into to manage the risk of currency fluctuations with respect to any items of income or gain that would be qualifying income under the 75% and 95% gross income tests. To the extent that the Company hedges with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for the year if it are entitled to relief under certain provisions of the Code. The Company generally may make use of the relief provisions if:

•	following the Company’s identification of the failure to meet the 75% or 95% gross income tests for any taxable year, it files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations; and

•	the Company’s failure to meet these tests was due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that it intentionally accrues or receives exceeds the limits on nonqualifying income, the IRS could conclude that the Company’s failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, the Company will not qualify as a REIT. As discussed above, even if these relief provisions apply, and the Company retains its status as a REIT, a tax would be imposed with respect to the Company’s nonqualifying income. The Company may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of its income.

Prohibited Transaction Income. Any gain the Company realizes on the sale of any property held primarily for sale to customers in the ordinary course of business, other than foreclosure property and certain property for which a safe harbor is met, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Whether property is held primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. The Company does not intend to engage in prohibited transactions. The Company intends to manage the sale of properties such that

Confidential Treatment Requested by Retail Value Inc. RVI-155.

Pursuant to 17 C.F.R. Section 200.83.

the prohibited transaction safe harbor applies and that the amount of its gains subject to the 100% penalty tax is minimized; the Company also plans to limit the applicability of the prohibited transaction tax through the use of one or more TRSs.

Penalty Tax. Any redetermined rents, redetermined deductions or excess interest the Company generates will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of the Company’s tenants by one of its TRSs, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to the Company that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents the Company receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, the Company would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Asset Tests. At the close of each quarter of the Company’s taxable year, it also must satisfy certain tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Company’s total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real property (including interests in real property and interests in mortgages on real property) and common stock (or transferable certificates of beneficial interest) in other REITs, debt instruments issued by REITs thare are required to file annual and periodic reports with the SEC under the Exchange Act (“Publicly Offered REITs”), as well as any stock or debt instruments that are purchased with the proceeds of a stock offering or public offering of debt with a maturity date of at least five years, but only for the one-year period beginning on the date the Company receives such proceeds. Second, not more than 25% of the Company’s total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class, and except for investments in another REIT, a QRS or a TRS, the value of any one issuer’s securities may not exceed 5% of the value of the Company’s total assets, and the Company may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor. Certain types of securities the Company may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of the Company’s interest in the assets of a partnership or limited liability company in which the Company own an interest will be based on its proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code. Fourth, no more than 20% of the value of the Company’s assets may be comprised of securities of one or more TRSs. Fifth, no more than 25% of the value of the Company’s assets may be represented by debt issued by Publicly Offered REITs unless the debt instrument would otherwise be treated as a real estate asset (a “Non-Qualified Publicly Offered REIT Debt Instrument”). After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the Company fails to satisfy an asset test because it acquires securities or other property during a quarter, it can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests. If the Company failed to cure any noncompliance with the asset tests within the 30-day cure period, it would fail to qualify as a REIT unless it is eligible for certain relief provisions discussed below.

Certain relief provisions may be available to the Company if it fails to satisfy the asset tests described above after the 30-day cure period. Under these provisions, the Company will be deemed to have met the 5% and 10% REIT asset tests if the value of its nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total

Confidential Treatment Requested by Retail Value Inc. RVI-156.

Pursuant to 17 C.F.R. Section 200.83.

value of its assets at the end of the applicable quarter or (b) $10,000,000, and (ii) the Company disposes of the nonqualifying assets or otherwise satisfy such tests within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or the period of time prescribed by Treasury Regulations to be issued. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, the Company may avoid disqualification as a REIT under any of the asset tests, after the 30-day cure period, by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow the Company to meet the asset test within six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets and (iii) disclosing certain information to the IRS.

Although the Company expects to satisfy the asset tests described above and plans to take steps to ensure that it satisfies such tests for any quarter with respect to which retesting is to occur, there can be no assurance the Company will always be successful. If the Company fails to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, the Company would fail to qualify as a REIT.

Annual Distribution Requirements. To maintain the Company’s qualification as a REIT, it is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (a) 90% of the Company’s “REIT taxable income” (computed without regard to the dividends paid deduction and the Company’s net capital gain) and (b) 90% of the Company’s net income (after tax), if any, from foreclosure property minus (ii) the excess of (a) the sum of certain items of non-cash income (i.e., income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable) over (b) 5% of “REIT taxable income” as described above.

In addition, if the Company disposes of any asset it acquired from a corporation which is or has been a C corporation in a transaction in which the Company’s basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the five-year period following the Company’s acquisition of such asset, the Company would be required to distribute at least 90% of the after-tax gain, if any, it recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (a) the fair market value of the asset on the date the Company acquired the asset over (b) the Company’s adjusted basis in the asset on the date it acquired the asset.

The Company must pay the distributions described above in the taxable year to which they relate (“current distributions”), or in the following taxable year if they are either (i) declared before the Company timely files its tax return for such year and paid on or before the first regular dividend payment after such declaration (“throwback distributions”) or (ii) paid during January to shareholders of record in October, November or December of the prior year (“deemed current distributions”). Throwback distributions are taxable to the Company’s shareholders for the year in which they are paid, even though the distributions relate to the prior year for purposes of the Company’s 90% distribution requirement. Current distributions are taxable for the year they are paid and deemed current distributions, although distributed in January are taxable for the year of their record date. The amount distributed must not be preferential — i.e., every shareholder of the class of equity securities to which a distribution is made must be treated the same as every other shareholder of that class, and no class of equity securities may be treated otherwise than in accordance with its dividend rights as a class. To the extent that the Company does not distribute all of its net capital gain or distribute at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, the Company will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company believes it has made and intends to continue to make timely distributions sufficient to satisfy these annual distribution requirements.

Confidential Treatment Requested by Retail Value Inc. RVI-157.

Pursuant to 17 C.F.R. Section 200.83.

The Company generally expects that its REIT taxable income will be less than its cash flow because of the allowance of depreciation and other non-cash charges in computing REIT taxable income. From time to time, the Company may not have sufficient cash or other liquid assets to meet these distribution requirements because of timing differences between the actual receipt of income and actual payment of deductible expenses, the inclusion of income and deduction of expenses in arriving at its taxable income and the required use of cash flow to pay down indebtedness. If these timing differences occur or cash flow is used to repay indebtedness, in order to meet the distribution requirements, the Company may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable share dividends.

Under certain circumstances, the Company may be able to rectify a failure (due to, for example, an IRS adjustment such as an increase in the Company’s taxable income or a reduction in reported expenses) to meet the 90% distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in the Company’s deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends. However, the Company will be required to pay interest to the IRS based on the amount of any deduction taken for deficiency dividends.

In addition, the Company would be subject to a 4% excise tax to the extent it fail to distribute during each calendar year (or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year) at least the sum of 85% of the Company’s REIT ordinary income for such year, 95% of the Company’s REIT capital gain income for the year (other than certain long-term capital gains for which the Company makes a Capital Gains Designation (as defined below) and on which it pays the tax), and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which a REIT-level corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating the excise tax.

Earnings and Profits Distribution Requirement. In order to qualify as a REIT, the Company cannot have at the end of any taxable year any undistributed “earnings and profits” that are attributable to a “C corporation” taxable year (i.e., a year in which a corporation is neither a REIT nor an S corporation).

The Company intends to make timely distributions to satisfy the annual distribution requirements.

Failure To Qualify. Specified cure provisions are available to the Company in the event that it violates a provision of the Code that would result in its failure to qualify as a REIT. These cure provisions would reduce the instances that could lead to the Company’s disqualification as a REIT for violations due to reasonable cause and would instead generally require the payment of a monetary penalty. If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company, and it will not be required to distribute any amounts to its shareholders. As a result, the Company’s failure to qualify as a REIT would reduce the cash available for distribution by the Company to its shareholders. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income to the extent of the Company’s current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company would also be disqualified from taxation as a REIT for the four taxable years following the year during which it lost its qualification. It is not possible to state whether in all circumstances the Company would be entitled to this statutory relief.

The rule against re-electing REIT status following a loss of such status would also apply to the Company if DDR fails to qualify as a REIT, and the Company is treated as a successor to DDR for U.S. federal

Confidential Treatment Requested by Retail Value Inc. RVI-158.

Pursuant to 17 C.F.R. Section 200.83.

income tax purposes. Although, as described under the heading “Certain Relationships and Related Transactions,” DDR will represent in the Tax Matters Agreement that it has no knowledge of any fact or circumstance that would cause the Company to fail to qualify as a REIT and will covenant in the Tax Matters Agreement to use its reasonable best efforts to maintain its REIT status for each of DDR’s taxable years ending on or before December 31, 2018 (unless DDR obtains an opinion from a nationally recognized tax counsel or a private letter ruling from the IRS to the effect that DDR’s failure to maintain its REIT status will not cause the Company to fail to qualify as a REIT under the successor REIT rule referred to above), no assurance can be given that such representation and covenant would prevent the Company from failing to qualify as a REIT. Although, in the event of a breach, the Company may be able to seek damages from DDR, there can be no assurance that such damages, if any, would appropriately compensate the Company. In addition, if DDR were to fail to qualify as a REIT despite its reasonable best efforts, the Company would have no claim against DDR.

Taxation of Taxable U.S. Holders of the Company’s Common Shares

The following summary describes certain U.S. federal income tax consequences to taxable U.S. Holders (as defined below) with respect to an investment in the Company’s common shares. Certain U.S. federal income tax consequences applicable to tax-exempt shareholders are described under the subheading “—Taxation of Tax-Exempt U.S. Holders of the Company’s Common Shares,” below and certain U.S. federal income tax consequences applicable to Non-U.S. Holders are described under the subheading “—Taxation of Non-U.S. Holders of the Company’s Common Shares,” below.

As used herein, the term “U.S. Holder” means a beneficial owner of the Company’s securities who, for U.S. federal income tax purposes:

•	is a citizen or resident of the United States;

•	is a corporation or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	is an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	is a trust (1) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds the Company’s common shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the Company’s common shares, you are urged to consult with your own tax advisors about the consequences of the purchase, ownership and disposition of the Company’s common shares by the partnership.

Distributions Generally. As long as the Company qualifies as a REIT, distributions out of the Company’s current or accumulated earnings and profits, other than capital gain dividends discussed below, generally will constitute dividends taxable to the Company’s taxable U.S. Holders as ordinary income. For purposes of determining whether distributions to holders of the Company’s common shares are out of current or

Confidential Treatment Requested by Retail Value Inc. RVI-159.

Pursuant to 17 C.F.R. Section 200.83.

accumulated earnings and profits, the Company’s earnings and profits will be allocated first to the Company’s outstanding preferred shares (if any) and then to the Company’s common shares. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Holders that are corporations.

Because the Company generally is not subject to U.S. federal income tax on the portion of its REIT taxable income distributed to its shareholders, the Company’s ordinary dividends generally are not eligible for the reduced rate on qualifying dividend income currently available to most non-corporate taxpayers. However, U.S. shareholders that are individuals, trusts and estates generally may deduct up to 20% of the ordinary dividends (e.g., dividends that are not designated as capital gain dividends or qualified dividend income) received from the Company for taxable years beginning after December 31, 2017 and before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by the Company (generally to 29.6% assuming the shareholder is subject to the 37% maximum rate), such tax rate is still higher than the tax rate applicable to corporate dividends that constitute qualified dividend income.

To the extent that the Company makes distributions in excess of its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Holder. This treatment will reduce the adjusted basis that each U.S. Holder has in its common shares for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Holder’s adjusted basis in its common shares will be taxable as capital gains (provided that the common shares have been held as a capital asset) and will be taxable as long-term capital gain if the common shares have been held for more than one year. Dividends the Company declares in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by the Company and received by the shareholders on December 31 of that year, provided the Company actually pays the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of the Company’s net operating losses or capital losses.

Capital Gain Distributions. Distributions that the Company properly designates as capital gain dividends (and undistributed amounts for which it properly make a capital gains designation) will be taxable to U.S. Holders as gains (to the extent that they do not exceed the Company’s actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time the Company has held the assets which produced these gains, and on certain designations, if any, which the Company may make, these gains may be taxable to non-corporate U.S. Holders at preferential rates, depending on the nature of the asset giving rise to the gain. Corporate U.S. Holders may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

Taxable Stock Dividends. The IRS has issued a Revenue Procedure authorizing elective cash/stock dividends to be made by publicly offered REITs (e.g., REITs that are required to file annual and periodic reports with the U.S. Securities and Exchange Commission under the Exchange Act). Pursuant to the Revenue Procedure 2017-45, effective for distributions declared on or after August 11, 2017, the IRS will treat the distribution of stock pursuant to an elective cash/stock dividend as a distribution of property under Section 301 of the Code (e.g., a dividend), as long as at least 20% of the total dividend is available in cash and certain other parameters detailed in the Revenue Procedure are satisfied. It is possible that the Company will issue elective cash/stock dividends to the Company’s shareholders. You are urged to consult your own tax advisors regarding the possible receipt of dividends paid in the form of cash and stock in accordance with Revenue Procedure 2017-45.

Passive Activity Losses and Investment Interest Limitations. Distributions the Company makes and gain arising from the sale or exchange by a U.S. Holder of the Company’s common shares will be treated as portfolio income. As a result, U.S. Holders generally will not be able to apply any “passive losses” against this income or gain. A U.S. Holder may elect to treat capital gain dividends, capital gains from the disposition of common

Confidential Treatment Requested by Retail Value Inc. RVI-160.

Pursuant to 17 C.F.R. Section 200.83.

shares and qualified dividend income as investment income for purposes of computing the investment interest limitation, but in such case, the shareholders will be taxed at ordinary income rates on such amount. Other distributions the Company makes (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of the Company’s common shares, however, will not be treated as investment income under certain circumstances.

Retention of Net Long-Term Capital Gains. The Company may elect to retain, rather than distribute as a capital gain dividend, its net long-term capital gains. If the Company makes this election (a “Capital Gains Designation”) it would pay tax on its retained net long-term capital gains. In addition, to the extent the Company makes a Capital Gains Designation, a U.S. Holder generally would:

•	include its proportionate share of the Company’s undistributed long-term capital gains in computing its long-term capital gains in its income tax return for its taxable year in which the last day of the Company’s taxable year falls (subject to certain limitations as to the amount that is includable);

•	be deemed to have paid the capital gains tax imposed on the Company on the designated amounts included in the U.S. Holder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase the adjusted basis of its common shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a U.S. Holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated.

Dispositions of Common Shares. Generally, if you are a U.S. Holder and you sell or dispose of your common shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the common shares for tax purposes. This gain or loss will be capital if you have held the common shares as a capital asset and, except as provided below, will be long-term capital gain or loss if you have held the common shares for more than one year. However, if you are a U.S. Holder and you recognize loss upon the sale or other disposition of common shares that you have held for six months or less (after applying certain holding period rules), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from the Company that were required to be treated as long-term capital gains. Certain non-corporate U.S. Holders (including individuals) may be eligible for reduced rates of taxation in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding. The Company reports to its U.S. Holders of its common shares and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules will generally be allowed as a credit against your U.S. federal

Confidential Treatment Requested by Retail Value Inc. RVI-161.

Pursuant to 17 C.F.R. Section 200.83.

income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Holders of the Company’s Common Shares.”

Medicare Tax. Certain U.S. Holders of the Company’s common shares that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of stock, unless such dividends or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Company’s common shares.

Taxation of Tax-Exempt U.S. Holders of the Company’s Common Shares

The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income (“UBTI”) when received by a tax-exempt entity. Based on that ruling, and provided that (i) a tax-exempt U.S. shareholder has not held the Company’s common shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or ownership of common shares is financed through a borrowing by the tax-exempt shareholder) and (ii) the Company’s common shares are not otherwise used in an unrelated trade or business, dividend income from the Company and income from the sale of the Company’s common shares generally will not be UBTI to a tax-exempt shareholder.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, that generally will require them to characterize distributions from the Company as UBTI.

Notwithstanding the above, a pension trust (i) that is described in Section 401(a) of the Code and is tax-exempt under Section 501(a) of the Code and (ii) that owns more than 10% of the value of the Company’s common shares could be required to treat a percentage of the dividends from the Company as UBTI if the Company is a pension-held REIT. The Company will not be a pension-held REIT unless (i) either (a) one pension trust owns more than 25% of the value of its common shares or (b) a group of pension trusts, each individually holding more than 10% of the value of its common shares, collectively owns more than 50% of its outstanding common shares and (ii) the Company would not have qualified as a REIT without relying upon the “look through” exemption for certain trusts under Section 856(h)(3) of the Code to satisfy the requirement that not more than 50% in value of its outstanding common shares is owned by five or fewer individuals. The Company does not expect to be classified as a pension held REIT, but because its common shares are publicly traded, the Company cannot guarantee this will always be the case.

Tax-exempt shareholders are encouraged to consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of an investment in the Company’s common shares.

Taxation of Non-U.S. Holders of the Company’s Common Shares

The following summary describes certain U.S. federal income tax consequences to Non-U.S. Holders (as defined below) with respect to an investment in the Company’s common shares. As used herein, a “Non-U.S. Holder” means a beneficial owner of the Company’s securities that is not a U.S. Holder and is not a partnership or other entity that is treated as a partnership for U.S. federal income tax purposes. The term “Non-U.S. Holder

Confidential Treatment Requested by Retail Value Inc. RVI-162.

Pursuant to 17 C.F.R. Section 200.83.

does not include foreign sovereigns and their controlled entities nor does the term include “qualified foreign pension funds” as defined in the Code. The rules governing U.S. federal income taxation of Non-U.S. Holders of the Company’s common shares are complex and no attempt is made herein to provide more than a brief summary of such rules. Non-U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences to them of an acquisition of the Company’s common shares, including tax return filing requirements and the U.S. federal, state, local and foreign tax treatment of dispositions of interests in, and the receipt of distributions from, the Company.

Distributions Generally. Distributions that are neither attributable to gain from the Company’s sale or exchange of U.S. real property interests nor designated by the Company as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of the Company’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by you of a U.S. trade or business. Under some treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from REITs. Dividends that are treated as effectively connected with the conduct of a U.S. trade or business will be subject to tax on a net basis (that is, after allowance for deductions) at graduated rates, in the same manner as dividends paid to U.S. Holders are subject to tax, and are generally not subject to withholding. Any such dividends received by a Non-U.S. Holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

The Company expects to withhold U.S. income tax at the rate of 30% on any distributions made to you unless:

•	a lower treaty rate applies and you file with the Company an IRS Form W-8BEN or IRS Form W-8BEN-E evidencing eligibility for that reduced treaty rate; or

•	you file an IRS Form W-8ECI with the Company claiming that the distribution is income effectively connected with your U.S. trade or business.

Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to you to the extent that such distributions do not exceed your adjusted basis in the Company’s common shares. Instead, the distribution will reduce the adjusted basis of such common shares. To the extent that such distributions exceed your adjusted basis in the Company’s common shares, they will give rise to gain from the sale or exchange of such common shares. The tax treatment of this gain is described below. Because the Company generally cannot determine at the time it makes a distribution whether the distribution will exceed its current and accumulated earnings and profits, the Company expects to treat all distributions as made out of its current or accumulated earnings and profits and the Company therefore expects to withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend. However, amounts withheld should generally be refundable if it is subsequently determined that the distribution was, in fact, in excess of the Company’s current and accumulated earnings and profits.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests. Distributions to you that the Company properly designates as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation, unless (1) the investment in the Company’s common shares is treated as effectively connected with your U.S. trade or business, in which case you will be subject to the same treatment as U.S. Holders with respect to such gain, except that a Non-U.S. Holder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or (2) you are a nonresident alien individual who is present in the United

Confidential Treatment Requested by Retail Value Inc. RVI-163.

Pursuant to 17 C.F.R. Section 200.83.

States for 183 days or more during the taxable year and certain other conditions are met, in which case you will be subject to a 30% tax on your capital gains.

Distributions that are attributable to gain from sales or exchanges of “U.S. real property interests” by the Company are taxable to a Non-U.S. Holder under special provisions of the Code known as the Foreign Investment in Real Property Tax Act (“FIRPTA”). The term “U.S. real property interests” includes interests in U.S. real property. Under FIRPTA, subject to the 10% Exception (discussed below), a distribution attributable to gain from sales of U.S. real property interests is considered effectively connected with a U.S. business of the Non-U.S. Holder and will be subject to U.S. federal income tax at the rates applicable to U.S. Holders (subject to a special alternative minimum tax adjustment in the case of nonresident alien individuals), without regard to whether the distribution is designated as a capital gain dividend. In addition, the Company will generally be required to withhold tax equal to 21% of the amount of distribution attributable to gain from the sale or exchange of the U.S. real property interest.

However, any distribution with respect to any class of equity securities which is regularly traded on an established securities market located in the United States is not subject to FIRPTA, and therefore, not subject to the 21% U.S. withholding tax described above, if you did not own more than 10% of such class of equity securities at any time during the one-year period ending on the date of the distribution (the “10% Exception”). Instead, such distributions will be treated as ordinary dividend distributions and, as a result, Non-U.S. Holders generally would be subject to withholding tax on such distributions in the same manner as they are subject to ordinary dividends.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts designated by the Company as retained capital gains in respect of the common shares held by Non-U.S. Holders generally should be treated in the same manner as actual distributions by the Company of capital gain dividends. Under this approach, you would be able to offset as a credit against your U.S. federal income tax liability resulting from your proportionate share of the tax paid by the Company on such retained capital gains, and to receive from the IRS a refund to the extent your proportionate share of such tax paid by the Company exceeds your actual U.S. federal income tax liability.

Sale of Common Shares. Gain recognized by a Non-U.S. Holder upon the sale or exchange of the Company’s common shares generally will not be subject to United States taxation unless such common shares constitute a U.S. real property interest. The Company’s common shares will not constitute a U.S. real property interest if it is a domestically-controlled qualified investment entity, which includes a REIT. A REIT is domestically-controlled if, at all times during a specified testing period, less than 50% in value of its common shares are held directly or indirectly by Non-U.S. Holders. The Company believes that it is, and expects to continue to be, a domestically-controlled REIT. However, because the Company’s common shares are publicly traded, no assurance can be given that it is or will be a domestically-controlled REIT.

Even if the Company does not qualify as a domestically-controlled REIT at the time you sell or exchange its common shares, gain arising from such a sale or exchange would not be subject to tax under FIRPTA as a sale of a U.S. real property interest provided that (i) such common shares are of a class of the Company’s common shares that is regularly traded, as defined by applicable Treasury Regulations, on an established securities market such as the New York Stock Exchange; and (ii) you owned, actually and constructively, 10% or less in value of such class of the Company’s common shares throughout the shorter of the period during which you held such common shares or the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of the Company’s common shares were subject to taxation under FIRPTA, you would be subject to regular U.S. federal income tax with respect to such gain in the same manner

Confidential Treatment Requested by Retail Value Inc. RVI-164.

Pursuant to 17 C.F.R. Section 200.83.

as a taxable U.S. Holder (subject to any applicable alternative minimum tax and a special alternative minimum tax adjustment in the case of nonresident alien individuals) and the purchaser of the common shares would be required to withhold and remit to the IRS 15% of the purchase price.

Notwithstanding the foregoing, gain from the sale or exchange of the Company’s common shares not otherwise subject to FIRPTA will be taxable to you if either (i) the investment in the Company’s common shares is effectively connected with your U.S. trade or business or (ii) you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met.

Backup Withholding Tax and Information Reporting. The Company will, where required, report to the IRS and to Non-U.S. Holders, the amount of dividends paid, the name and address of the recipients, and the amount, if any, of tax withheld. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the Non-U.S. Holder’s country of residence. Payments of dividends made to a Non-U.S. Holder may be subject to backup withholding (currently at a rate of 24%) unless the Non-U.S. Holder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either the Company or its paying agent has actual knowledge, or reason to know, that the holder is a United States person.

The gross proceeds from the disposition of the Company’s common shares may be subject to information reporting and backup withholding. If a Non-U.S. Holder sells common shares outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to such Non-U.S. Holder outside the United States, then the backup withholding and information reporting requirements generally will not apply to that payment. However, information reporting, but not backup withholding, generally will apply to a payment of sales proceeds, even if that payment is made outside the United States, if the Non-U.S. Holder sells common shares through a non-United States office of a broker that has specified types of connections with the United States, unless the broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person and specified conditions are met, or the holder otherwise establishes an exemption. If a Non-U.S. Holder receives payments of the proceeds of a sale of common shares to or through a United States office of a broker, the payment will be subject to both United States backup withholding and information reporting unless such holder properly provides an IRS Form W-8BEN (or another appropriate version of IRS Form W-8) certifying that such holder is not a United States person or otherwise establishes an exemption, and the broker does not know or have reason to know that such Non-U.S. Holder is a United States person.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules will generally be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You are urged to consult your own tax advisors regarding the application of information reporting and backup withholding rules to your particular situation, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if applicable.

Additional FATCA. The Foreign Account Tax Compliance Act provisions of the Hiring Incentives to Restore Employment Act and Treasury Regulations thereunder, commonly referred to as “FATCA,” when applicable will impose a U.S. federal withholding tax of 30% on certain types of payments, including payments of U.S.-source dividends and gross proceeds from the sale or other disposition of certain securities producing such U.S.-source dividends made to (i) “foreign financial institutions” unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders, and (ii) certain non-financial foreign entities unless they certify certain information regarding their direct and indirect U.S. owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing

Confidential Treatment Requested by Retail Value Inc. RVI-165.

Pursuant to 17 C.F.R. Section 200.83.

FATCA may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Under recently issued final Treasury Regulations, as modified by certain IRS guidance, the withholding obligations described above generally apply to payments of U.S.-source dividends made on or after July 1, 2014, and will apply to payments of gross proceeds from sales, exchanges, or other disposition of securities on or after January 1, 2019. The rules under FATCA are new and complex. Non-U.S. Holders and Holders that hold the Company’s common shares through a non-U.S. intermediary should consult their own tax advisors regarding the implications of FATCA on an investment in the Company’s common shares.

State and Local Tax Consequences

The Company may be subject to state or local taxation in various state or local jurisdictions, including those in which it transacts business and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they reside. The Company’s state and local tax treatment may not conform to the U.S. federal income tax treatment discussed above. In addition, your state and local tax treatment may not conform to the U.S. federal income tax treatment discussed above. You are urged to consult with your own tax advisors regarding the effect of state and local tax laws on an investment in the Company’s common shares.

Additional Tax Consequences for Holders of Preferred Shares, Depositary Shares and Warrants

See the applicable prospectus supplement for a discussion of any additional tax consequences for holders of preferred shares, depositary shares or warrants offered by such prospectus supplement.

Confidential Treatment Requested by Retail Value Inc. RVI-166.

Pursuant to 17 C.F.R. Section 200.83.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a Registration Statement on Form 10, including exhibits and schedules filed with the Registration Statement of which this Information Statement is a part, under the Exchange Act, with respect to the Company’s common shares to be distributed. This Information Statement is part of, and does not contain all of the information set forth in, the Registration Statement and exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Company’s common shares to be distributed, reference is made to the Registration Statement, including the exhibits and schedules to the Registration Statement. Copies of the Registration Statement, including the exhibits and schedules to the Registration Statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the Registration Statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. The Company’s SEC filings, including its Registration Statement, are also available to you, free of charge, on the SEC’s website at www.sec.gov.

As a result of the separation, the Company will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to its shareholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

You should rely only on the information contained in this Information Statement or to which the Company has referred you. The Company has not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

Confidential Treatment Requested by Retail Value Inc. RVI-167.

Pursuant to 17 C.F.R. Section 200.83.

FINANCIAL STATEMENTS

Retail Value Inc. Predecessor

All other schedules are omitted because they are not applicable or the required information is shown in the combined financial statements or notes thereto.

Confidential Treatment Requested by Retail Value Inc. RVI-168.

Pursuant to 17 C.F.R. Section 200.83.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Retail Value Inc.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Retail Value Inc. and its subsidiaries as of December 31, 2017 and 2016, and the related combined statements of operations and comprehensive loss, of equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio

March 29, 2018

We have served as the Company’s auditor since 2017.

Confidential Treatment Requested by Retail Value Inc. RVI-169.

Pursuant to 17 C.F.R. Section 200.83.

COMBINED BALANCE SHEETS

(In thousands)

	December 31,
	2017	2016
Assets
Land	$717,584	$835,775
Buildings	1,932,495	2,176,391
Fixtures and tenant improvements	195,138	199,355

	2,845,217	3,211,521
Less: Accumulated depreciation	(699,288)	(661,891)

	2,145,929	2,549,630
Construction in progress	4,656	8,019

Total real estate assets, net	2,150,585	2,557,649

Cash and cash equivalents	8,283	7,972
Restricted cash	35	3,052
Accounts receivable, net	33,336	35,206
Casualty insurance receivable	60,293	—
Intangible assets	67,495	92,496
Other assets, net	6,575	20,809

	$2,326,602	$2,717,184

Liabilities and Equity
Parent Company unsecured debt	$813,308	$813,369
Mortgage indebtedness	320,844	404,798

Total indebtedness	1,134,152	1,218,167
Accounts payable and other liabilities	101,986	114,123

Total liabilities	1,236,138	1,332,290

Commitments and contingencies (Note 8)
Equity
RVI Predecessor equity	1,090,464	1,384,894

Total equity	1,090,464	1,384,894

	$2,326,602	$2,717,184

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Retail Value Inc. RVI-170.

Pursuant to 17 C.F.R. Section 200.83.

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands)

	For the Year Ended December 31,
	2017	2016	2015
Revenues from operations:
Minimum rents	$218,537	$221,437	$207,974
Percentage and overage rents	2,862	2,946	2,054
Recoveries from tenants	75,592	79,981	77,621
Other income	17,388	11,694	10,631
Business interruption income	8,500	—	—

	322,879	316,058	298,280

Rental operation expenses:
Operating and maintenance	50,836	47,620	49,268
Real estate taxes	38,573	38,351	33,919
Management fees	13,135	13,468	12,444
Impairment charges	267,064	43,477	19,404
Hurricane casualty and impairment loss	5,930	—	—
General and administrative	17,914	13,759	12,071
Depreciation and amortization	118,739	121,760	111,061

	512,191	278,435	238,167

Other income (expense):
Interest expense	(90,264)	(96,806)	(99,008)
Other income (expense), net	(1,962)	(373)	(600)

	(92,226)	(97,179)	(99,608)

Loss before tax expense	(281,538)	(59,556)	(39,495)
Tax expense	(11,266)	(950)	(3,840)

Loss from continuing operations	(292,804)	(60,506)	(43,335)
Gain on disposition of real estate, net	351	1,298	712

Net loss	$(292,453)	$(59,208)	$(42,623)

Comprehensive loss	$(292,453)	$(59,208)	$(42,623)

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Retail Value Inc. RVI-171.

Pursuant to 17 C.F.R. Section 200.83.

COMBINED STATEMENTS OF EQUITY

(In thousands)

RVI Predecessor Equity
Balance, December 31, 2014	$1,183,871
Net transactions with DDR	208,242
Net loss	(42,623)

Balance, December 31, 2015	1,349,490

Net transactions with DDR	94,612
Net loss	(59,208)

Balance, December 31, 2016	1,384,894

Net transactions with DDR	(1,977)
Net loss	(292,453)

Balance, December 31, 2017	$1,090,464

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Retail Value Inc. RVI-172.

Pursuant to 17 C.F.R. Section 200.83.

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended December 31,
	2017	2016	2015
Cash flow from operating activities:
Net loss	$(292,453)	$(59,208)	$(42,623)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization	118,739	121,760	111,061
Amortization and write-off of above- and below- market leases, net	(6,976)	(3,177)	(1,003)
Amortization and write-off of debt issuance costs and fair market value of debt adjustments	907	775	326
Gain on disposition of real estate	(351)	(1,298)	(712)
Impairment charges	272,164	43,477	19,404
Valuation allowance of prepaid tax asset	10,794	460	—
Assumption of buildings due to lease terminations	(8,585)	—	—
Net change in accounts receivable	(840)	1,488	1,057
Net change in accounts payable and other liabilities	(394)	(478)	(1,024)
Net change in other operating assets	3,237	(1,500)	(13,196)

Total adjustments	388,695	161,507	115,913

Net cash flow provided by operating activities	96,242	102,299	73,290

Cash flow from investing activities:
Real estate acquired, net of liabilities and cash assumed	—	(145,975)	(169,805)
Real estate redeveloped and improvements to operating real estate	(21,137)	(33,314)	(58,140)
Proceeds from disposition of real estate	1,494	1,749	1,843
Hurricane casualty insurance advance proceeds	10,000	—	—

Net cash flow used for investing activities	(9,643)	(177,540)	(226,102)

Cash flow from financing activities:
Proceeds from Parent Company unsecured debt, net of discounts and loan costs	149,664	192,216	248,934
Repayment of Parent Company unsecured debt	(151,279)	(195,732)	(152,996)
Repayment of mortgage debt	(83,308)	(9,959)	(148,719)
Net transactions with DDR	(4,382)	93,041	206,262

Net cash flow (used for) provided by financing activities	(89,305)	79,566	153,481

Net (decrease) increase in cash, cash equivalents and restricted cash	(2,706)	4,325	669
Cash, cash equivalents and restricted cash, beginning of period	11,024	6,699	6,030

Cash, cash equivalents and restricted cash, end of period	$8,318	$11,024	$6,699

The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by Retail Value Inc. RVI-173.

Pursuant to 17 C.F.R. Section 200.83.

Notes to Combined Financial Statements

1.	Nature of Business

On December 14, 2017, DDR Corp. (“DDR”) announced its intent to spin off a portfolio of 50 assets that includes 38 continental U.S. assets and 12 Puerto Rico assets (collectively, the “SpinCo Business,” “RVI Predecessor” or the “Company”), into a separate publicly-traded company in the summer of 2018 that will seek to realize value for its shareholders through operations and asset sales. These properties comprise 16 million square feet of gross leasable area (“GLA”) and are located in 17 states and Puerto Rico. To accomplish this separation, in December 2017, DDR created an Ohio corporation, Retail Value Inc. (“RVI”), to own the SpinCo Business.

Following the separation from DDR, RVI will elect and intends to qualify as a real estate investment trust (“REIT”). Prior to the separation, DDR engaged in certain reorganization transactions that were designed to consolidate the ownership of its interests in the legal entities that comprise the SpinCo Business and transfer such interests to RVI. The separation will be effected by means of a pro-rata distribution of all outstanding shares of RVI common stock to the holders of DDR common stock as of the record date for the distribution (“Spin-Off”).

The SpinCo Business is operated as one segment, which owns, operates and finances shopping centers. The tenant base of the SpinCo Business primarily includes national and regional retail chains and local retailers. Consequently, the SpinCo Business’ credit risk is concentrated in the retail industry.

Subsequent to the Spin-Off, RVI will be externally managed and advised by DDR through one or more of its wholly-owned subsidiaries (the “Manager”).

Amounts relating to the number of properties, square footage, tenant and occupancy data and estimated project costs are unaudited.

2.	Basis of Presentation

The accompanying historical combined financial statements and related notes of the SpinCo Business do not represent the balance sheet, statement of operations and cash flows of a legal entity, but rather a combination of entities under common control that have been “carved-out” of DDR’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany transactions and balances have been eliminated in combination. The preparation of these combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

These combined financial statements reflect the revenues and direct expenses of the RVI Predecessor and include material assets and liabilities of DDR that are specifically attributable to the SpinCo Business. RVI Predecessor equity in these combined financial statements represents the excess of total assets over total liabilities. RVI Predecessor equity is impacted by contributions from and distributions to DDR, which are the result of treasury activities and net funding provided by or distributed to DDR prior to the Spin-Off, as well as the allocated costs and expenses described below. The combined financial statements also include the consolidated results of certain of the Company’s wholly-owned subsidiaries, as applicable. All significant inter-company balances and transactions have been eliminated in consolidation.

Confidential Treatment Requested by Retail Value Inc. RVI-174.

Pursuant to 17 C.F.R. Section 200.83.

The combined financial statements include the revenues and direct expenses of the RVI Predecessor. Certain direct costs historically paid by the properties but contracted through DDR include, but are not limited to, management fees, insurance, compensation costs and out of pocket expenses directly related to the management of the properties (Note 10). Additionally, the combined financial statements also include an allocation of indirect costs and expenses incurred by DDR related to the SpinCo Business, primarily consisting of compensation and other general and administrative costs that have been allocated using the relative percentage of property revenue of the SpinCo Business and DDR management’s knowledge of the SpinCo Business, as well as interest expense on DDR unsecured debt allocated to the Company’s unencumbered assets based on the excess of total net assets over total liabilities for each unencumbered asset. Included in the allocation of General and Administrative expenses for 2017 and 2015 are employee separation charges aggregating $4.1 million and $0.5 million, respectively, related to DDR’s management transition and staffing reduction. The amounts allocated in the accompanying combined financial statements are not necessarily indicative of the actual amount of such indirect expenses that would have been recorded had the RVI Predecessor been a separate independent entity. DDR believes the assumptions underlying DDR’s allocation of indirect expenses are reasonable.

The SpinCo Business will seek to realize value for its shareholders through operations and asset sales. However, these combined financial statements are presented on a going concern basis, and consequently, no adjustments to the combined financial statements have been made.

3.	Summary of Significant Accounting Policies

Statements of Cash Flows and Supplemental Disclosure of Non-Cash Investing and Financing Information

Non-cash investing and financing activities are summarized as follows (in thousands):

	For the Year Ended December 31,
	2017	2016	2015
Accounts payable related to construction in progress	$1,682	$3,741	$6,679
Assumption of buildings due to lease terminations	8,585	—	—
Casualty insurance receivable and reduction of real estate assets, net related to hurricane casualty	67,582	—	—

Real Estate

Real estate assets, which includes construction in progress, are stated at cost less accumulated depreciation. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	Useful lives, 20 to 31.5 years
Building improvements and fixtures	Useful lives, ranging from 5 to 20 years
Tenant improvements	Shorter of economic life or lease terms

Useful lives of its depreciable real estate assets are assessed periodically and accounts for any revisions, which are not material for the periods presented, prospectively. Expenditures for maintenance and repairs are charged to operations as incurred. Significant expenditures that improve or extend the life of the asset are capitalized.

Construction in Progress primarily relates to shopping center redevelopments. The Company capitalized certain direct costs (salaries and related personnel) and incremental internal construction costs of $1.1 million, $1.2 million and $2.7 million in 2017, 2016 and 2015, respectively.

Confidential Treatment Requested by Retail Value Inc. RVI-175.

Pursuant to 17 C.F.R. Section 200.83.

Purchase Price Accounting

In January 2017, the Company adopted the amendment to the accounting guidance for business combinations to clarify the definition of a business. The objective of this guidance is to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses.

Upon acquisition of properties, the Company estimates the fair value of acquired tangible assets, consisting of land, building and improvements and intangibles, generally including (i) above- and below-market leases, (ii) in-place leases and (iii) tenant relationships. The Company allocates the purchase price to assets acquired and liabilities assumed on a gross basis based on their relative fair values at the date of acquisition. In estimating the fair value of the tangible and intangibles acquired, the Company considers information obtained about each property as a result of its due diligence and marketing and leasing activities and uses various valuation methods, such as estimated cash flow projections using appropriate discount and capitalization rates, analysis of recent comparable sales transactions, estimates of replacement costs net of depreciation and other available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. Above- and below-market lease values are recorded based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the estimated term of any below-market, fixed-rate renewal options for below-market leases. The capitalized above- and below-market lease values are amortized to base rental revenue over the related lease term. The purchase price is further allocated to in-place lease values and tenant relationship values based on management’s evaluation of the specific characteristics of the acquired lease portfolio and the Company’s overall relationship with the anchor tenants. Such amounts are amortized to expense over the remaining initial lease term (and expected renewal periods for tenant relationships). Intangibles associated with property acquisitions are included in other assets and other liabilities, as appropriate in the Company’s combined balance sheets (Note 5).

Real Estate Impairment Assessment

Individual real estate assets are reviewed for potential impairment indicators whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include, but are not limited to, significant decreases in projected net operating income and occupancy percentages, estimated hold periods, projected losses on potential future sales, market factors, significant changes in projected redevelopment costs or completion dates and sustainability of redevelopment projects. An asset is considered impaired when the undiscounted future cash flows are not sufficient to recover the asset’s carrying value. The determination of anticipated undiscounted cash flows is inherently subjective, requiring significant estimates made by management, and considers the most likely expected course of action at the balance sheet date based on current plans, intended holding periods and available market information. If the Company is evaluating the potential sale of an asset, the undiscounted future cash flows analysis is probability-weighted based upon management’s best estimate of the likelihood of the alternative courses of action as of the balance sheet date. If an impairment is indicated, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The Company recorded aggregate impairment charges of $267.1 million, $43.5 million and $19.4 million, related to its real estate assets during the years ended December 31, 2017, 2016 and 2015, respectively (Note 9).

Disposition of Real Estate

Sales of real estate include the sale of land and operating properties. Gains from dispositions are recognized using the full accrual or partial sale methods, provided that various criteria relating to the terms of sale and any

Confidential Treatment Requested by Retail Value Inc. RVI-176.

Pursuant to 17 C.F.R. Section 200.83.

subsequent involvement by the Company with the asset sold are met. If the criteria for sale recognition or gain recognition are not met because of a form of continuing involvement, the accounting for such transactions is dependent on the nature of the continuing involvement. In certain cases, a sale might not be recognized, and in others all or a portion of the gain might be deferred.

A discontinued operation includes only the disposal of a component of an entity and represents a strategic shift that has (or will have) a major effect on an entity’s financial results. The disposition of the Company’s individual properties did not qualify for discontinued operations presentation, and thus, the results of the properties that have been sold remain in Income from Continuing Operations, and any associated gains or losses from the disposition are included in Gain on Disposition of Real Estate.

Real Estate Held for Sale

The Company generally considers assets to be held for sale when management believes that a sale is probable within a year. This generally occurs when a sales contract is executed with no substantive contingencies and the prospective buyer has significant funds at risk. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value, less cost to sell. The Company evaluated its property portfolio and did not identify any properties that would meet the above-mentioned criteria for held for sale as of December 31, 2017 and 2016.

Interest and Real Estate Taxes

Interest and real estate taxes incurred relating to the construction, expansion or redevelopment of shopping centers are capitalized and depreciated over the estimated useful life of the building. The Company will cease the capitalization of these costs when construction activities are substantially completed and the property is available for occupancy by tenants. If the Company suspends substantially all activities related to development of a qualifying asset, the Company will cease capitalization of interest and taxes until activities are resumed.

Interest paid on the Company’s Parent Company unsecured debt and mortgage indebtedness during the years ended December 31, 2017, 2016 and 2015, aggregated $56.6 million, $63.3 million and $71.6 million, respectively. The Company capitalized interest of $0.4 million, $0.3 million and $1.0 million, respectively, during the years ended December 31, 2017, 2016 and 2015.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with major financial institutions, which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of these institutions and believes that the risk of loss is minimal.

Restricted Cash

Restricted cash represents amounts on deposit with financial institutions primarily for debt service payments, real estate taxes, capital improvements and operating reserves as required pursuant to the applicable loan agreement. For purposes of the Company’s combined statements of cash flows, changes in restricted cash are aggregated with cash and cash equivalents.

Accounts Receivable

The Company makes estimates of the amounts it believes will not be collected related to base rents, straight-line rents receivable, expense reimbursements and other amounts owed. The Company analyzes accounts

Confidential Treatment Requested by Retail Value Inc. RVI-177.

Pursuant to 17 C.F.R. Section 200.83.

receivable, tenant credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. In addition, amounts due from tenants in bankruptcy are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims.

Accounts receivable, other than straight-line rents receivable, are expected to be collected within one year and are net of estimated unrecoverable amounts of $10.4 million and $3.1 million at December 31, 2017 and 2016, respectively. At December 31, 2017 and 2016, straight-line rents receivable, net of a provision for uncollectible amounts of $2.1 million and $1.5 million, respectively, aggregated $22.2 million and $23.4 million, respectively.

Income Taxes

In the normal course of business, the Company or one or more of its subsidiaries is subject to examination by federal, state, commonwealth and local tax jurisdictions, in which it operates, where applicable. The Company expects to recognize interest and penalties related to uncertain tax positions, if any, as income tax expense. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under applicable statutes of limitations are generally the year 2014 and forward.

Effective January 1, 2015, a wholly-owned subsidiary within RVI Predecessor that owns all of the Puerto Rico shopping centers (the “Puerto Rico REIT”) entered into a closing agreement with the Puerto Rico Secretary of Treasury to treat such entity as a Puerto Rico REIT, eliminating the requirement to record current and deferred income taxes for 2015 and forward. To the extent the Puerto Rico REIT qualifies as a REIT under the IRS guidelines, the entity will not be subject to income tax. However, taxable distributions made to its shareholders will be subject to a 10% withholding tax, which is treated as additional dividend/equity and not an income tax on the Company’s financial statements.

In accordance with temporary legislation of the Puerto Rico Internal Revenue Code, the Puerto Rico REIT made a voluntary election in 2015 to prepay $18.3 million of taxes related to the built-in gains associated with the real estate assets in Puerto Rico and restructured the ownership of the 12 assets. The net balance sheet impact to the December 31, 2015 combined financial statements related to the restructuring was $15.3 million. RVI Predecessor recorded a tax expense of $3.0 million during 2015 related to the 2% effective tax rate spread between the 12% tax payment and the 10% withholding tax rate. This election permitted RVI Predecessor to step up its tax basis in the Puerto Rican assets to then current estimated fair value while reducing its effective capital gains tax rate from 29% to 12%. In 2017 and 2016, RVI Predecessor recorded a valuation allowance of $10.8 million and $0.5 million, respectively, on the prepaid tax asset triggered by changes in asset hold-period assumptions. The Puerto Rico net prepaid tax of $4.0 million and $14.8 million at December 31, 2017 and 2016, respectively, is included in Other Assets (Note 5).

Deferred Financing Costs

External costs and fees incurred in obtaining indebtedness are included in the Company’s combined balance sheets as a direct deduction from the related debt liability, rather than as an asset. The aggregate costs are amortized over the terms of the related debt agreements. Such amortization is reflected in Interest Expense in the Company’s combined statements of operations.

Revenue Recognition

Minimum rents from tenants are recognized using the straight-line method over the lease term of the respective leases. Percentage and overage rents are recognized after a tenant’s reported sales have exceeded the

Confidential Treatment Requested by Retail Value Inc. RVI-178.

Pursuant to 17 C.F.R. Section 200.83.

applicable sales breakpoint set forth in the applicable lease. Revenues associated with expense reimbursements from tenants are recognized in the period that the related expenses are incurred based upon the tenants’ lease provisions. Ancillary and other property-related income, primarily composed of leasing vacant space to temporary tenants and kiosk income, is recognized in the period earned. Lease termination fees are recognized upon the effective termination of a tenant’s lease when the Company has no further obligations under the lease.

Other income was composed of the following (in thousands):

	For the Year Ended December 31,
	2017	2016	2015
Ancillary and other property income	$7,895	$9,957	$9,772
Lease termination fees and other	9,493	1,737	859

Other income	$17,388	$11,694	$10,631

Fair Value Hierarchy

The standard Fair Value Measurements specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). The following summarizes the fair value hierarchy:

• Level 1	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

• Level 2	Quoted prices for identical assets and liabilities in markets that are inactive, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly, such as interest rates and yield curves that are observable at commonly quoted intervals and

• Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

New Accounting Standards to Be Adopted

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. The objective of ASU No. 2014-09 is to establish a single, comprehensive, five-step model for entities to use in accounting for revenue arising from contracts with customers that will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of this standard is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the

Confidential Treatment Requested by Retail Value Inc. RVI-179.

Pursuant to 17 C.F.R. Section 200.83.

entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the FASB Accounting Standards Codification (“ASC”). The new guidance is effective for public companies for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Entities have the option of using either a full retrospective or modified retrospective approach to adopt ASU No. 2014-09. The Company will adopt the standard using the modified retrospective approach for financial statements issued after January 1, 2018. Management does not believe the adoption will have a material impact on the Company’s financial statements.

Accounting for Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this update govern a number of areas including, but not limited to, accounting for leases, replacing the existing guidance in ASC No. 840, Leases. Under this standard, among other changes in practice, a lessee’s rights and obligations under most leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet. Other significant provisions of this standard include (i) defining the “lease term” to include the noncancellable period together with periods for which there is a significant economic incentive for the lessee to extend or not terminate the lease; (ii) defining the initial lease liability to be recorded on the balance sheet to contemplate only those variable lease payments that depend on an index or that are in substance “fixed,” (iii) a dual approach for determining whether lease expense is recognized on a straight-line or accelerated basis, depending on whether the lessee is expected to consume more than an insignificant portion of the leased asset’s economic benefits and (iv) a requirement to bifurcate certain lease and non-lease components. The lease standard is effective for fiscal years beginning after December 15, 2018 (including interim periods within those fiscal years), with early adoption permitted. The Company will adopt the standard using the modified retrospective approach for financial statements issued after January 1, 2019.

The Company is in the process of evaluating the impact that the adoption of ASU No. 2016-02 will have on its combined financial statements and disclosures. The Company has currently identified several areas within its accounting policies it believes could be impacted by the new standard. The Company may have a change in presentation on its combined statements of operations with regards to Recoveries from tenants, which includes reimbursements from tenants for certain operating expenses, real estate taxes and insurance. Tenant expense reimbursements with a service obligation are not covered within the scope of ASU No. 2016-02. The Company also has certain lease arrangements with its tenants for space at its shopping centers in which the contractual amounts due under the lease by the lessee are not allocated between the rental and expense reimbursement components (“Gross Leases”). The aggregate revenue earned under Gross Leases is presented as Minimum rents in the combined statements of operations. As a result, the Company anticipates under the currently issued standard, it will be required to bifurcate the presentation of certain expense reimbursements as well as allocate the fair value of the embedded revenue associated with these reimbursements for Gross Leases, which represent an immaterial portion of the Company’s lease portfolio, and separately present such amounts in its combined statements of operations based upon materiality. On January 5, 2018, the FASB issued a proposal for comment that would make targeted improvements to the Leases standard that provides lessors with a practical expedient by class of underlying assets to not separate non-lease components from the lease component. Such practical expedient would be limited to circumstances in which (i) the timing and pattern of revenue recognition are the same for the non-lease component and the related lease component and (ii) the combined single lease component would be classified as an operating lease. If the exposed practical expedient is issued final in its existing form, the Company expects to elect the practical expedient that would allow the Company the ability to combine the lease and non-lease components if the underlying asset meets the two criteria defined above.

In addition, the Company has ground lease agreements in which the Company is the lessee for land underneath all or a portion of the buildings at two shopping centers (Note 8). Currently, the Company accounts

Confidential Treatment Requested by Retail Value Inc. RVI-180.

Pursuant to 17 C.F.R. Section 200.83.

for these arrangements as operating leases. Under the new standard, the Company will record its rights and obligations under these leases as a right of use asset and lease liability on its combined balance sheets. The Company is currently in the process of evaluating the inputs required to calculate the amount that will be recorded on its balance sheet for each ground lease. Lastly, this standard impacts the lessor’s ability to capitalize costs related to the leasing of vacant space. However, the Company does not believe this change regarding capitalization will have a material impact on its combined financial statements.

Real Estate Sales

In February 2017, the FASB issued ASU 2017-05. The ASU eliminates guidance specific to real estate sales in ASC 360-20. As such, sales and partial sales of real estate assets will now be subject to the same derecognition model as all other nonfinancial assets. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. The effective date of this guidance coincides with revenue recognition guidance. The Company has determined that the adoption of this standard will not have a material impact on the Company’s combined financial statements.

4.	Acquisitions

In 2016, the Company acquired the following shopping centers (in millions):

Asset	Location	Date Acquired	Purchase Price
Palm Valley Pavilions West	Phoenix, AZ	February 2016	$60.5
Gresham Station	Portland, OR	September 2016	86.3

The fair value of acquisitions was allocated as follows (in thousands):

	2016	Weighted-Average Amortization Period (in Years)
Land	$27,093	N/A
Buildings	99,034	(A)
Tenant improvements	4,385	(A)
In-place leases (including lease origination costs and fair market value of leases)	14,021	5.1
Tenant relationships	8,810	11.1
Other assets	146	N/A

	153,489
Less: Below-market leases	(6,967)	15.4
Less: Other liabilities assumed	(547)	N/A

Net assets acquired	$145,975

(A)	Depreciated in accordance with the Company’s policy (Note 3).

Total consideration for the acquisitions was paid in cash. Total consideration for the 2016 asset acquisitions excludes $0.4 million of related transaction costs, which were expensed as incurred and included in Other Income (Expense), net in the Company’s combined statement of operations. Included in the Company’s combined statements of operations are $6.8 million and $6.2 million in total revenues from the date of acquisition through December 31, 2016 and 2015, respectively, for the acquired properties. These acquisitions did not have a material impact on the operating results of the Company.

Confidential Treatment Requested by Retail Value Inc. RVI-181.

Pursuant to 17 C.F.R. Section 200.83.

5.	Other Assets and Intangibles

Other assets and intangibles consist of the following (in thousands):

	December 31,
	2017	2016
Intangible assets:
In-place leases, net	$28,779	$41,332
Above-market leases, net	3,640	5,876
Lease origination costs, net	4,203	5,563
Tenant relationships, net	30,873	39,725

Total intangible assets, net(A)	67,495	92,496
Other assets:
Prepaid expenses, net(B)	6,247	20,303
Other assets	97	72
Deposits	231	434

Total other assets, net	$6,575	$20,809

Accounts payable and other liabilities:
Below-market leases, net(A)	$(53,399)	$(62,204)

(A)	In the event a tenant terminates its lease prior to the contractual expiration, the unamortized portion of the related intangible asset or liability is written off.

(B)	Includes prepaid tax asset of $4.0 million and $14.8 million at December 31, 2017 and 2016, net of a valuation allowance of $11.3 million and $0.5 million, respectively (Note 3).

Amortization expense related to the Company’s intangibles, excluding above- and below-market leases, was as follows (in thousands):

Year	Expense
2017	$22,213
2016	23,634
2015	23,651

Estimated future amortization associated with the Company’s intangible assets excluding above- and below-market leases is as follows (in thousands):

Year	Expense
2018	$16,562
2019	12,298
2020	9,695
2021	6,411
2022	4,772

The Company recorded contra revenue for above-market leases of $2.3 million, $7.2 million and $18.6 million for the years ended December 31, 2017, 2016 and 2015, respectively. The Company recorded revenue for below-market leases of $9.3 million, $9.6 million and $19.6 million for the years ended December 31, 2017, 2016 and 2015, respectively. These items are included in Minimum Rents within the combined statements of operations.

Confidential Treatment Requested by Retail Value Inc. RVI-182.

Pursuant to 17 C.F.R. Section 200.83.

Estimated net future amortization income associated with the Company’s above- and below-market leases is as follows (in thousands):

Year	Income
2018	$2,664
2019	3,167
2020	3,291
2021	3,505
2022	3,588

6.	Indebtedness

The following table discloses certain information regarding the Company’s indebtedness (in millions):

	Carrying Value at December 31,		Interest Rate(A) at December 31, 2017	Maturity Date at December 31, 2017
	2017	2016
Unsecured indebtedness:
Parent Company unsecured debt(B)	$823.5	$823.5	3.625%–4.7%	July 2022– June 2027
Parent Company unsecured debt – discount, net	(5.0)	(5.5)
Net unamortized debt issuance costs	(5.2)	(4.6)

Total Parent Company unsecured debt	$813.3	$813.4

Secured indebtedness:
Mortgage indebtedness – Fixed Rate	$322.3	$405.9	5.0%	January 2019– October 2021
Net unamortized debt issuance costs	(1.5)	(1.1)

Total Mortgage Indebtedness	$320.8	$404.8

(A)	The interest rates reflected above for the Parent Company unsecured debt represent the range of the coupon rate of the debt outstanding. The mortgage indebtedness interest rate presented is a weighted average of the outstanding debt.

(B)	Effective interest rate ranged from 3.8% to 4.8% at December 31, 2017.

Parent Company Unsecured Debt

The Parent Company unsecured debt represents obligations of DDR and has fixed interest coupon rates that averaged 4.2% and 4.8% at December 31, 2017 and 2016, respectively. The Parent Company unsecured debt is prepayable without penalty and is not subject to any sinking fund requirements. In 2017, the Company repaid $151.3 million aggregate principal amount of its 7.5% Parent Company unsecured debt due April 2017 and refinanced with 4.700% Parent Company unsecured debt due June 2027.

The Parent Company unsecured debt was issued by DDR pursuant to indentures that contain certain covenants, including limitation on incurrence of debt, maintenance of unencumbered real estate assets and debt

Confidential Treatment Requested by Retail Value Inc. RVI-183.

Pursuant to 17 C.F.R. Section 200.83.

service coverage. The covenants also require that the cumulative dividends declared or paid from December 31, 1993, through the end of the current period cannot exceed Funds From Operations (as defined in the agreement) plus an additional $20.0 million for the same period unless required to maintain DDR’s REIT status. Interest is paid semiannually in arrears. At December 31, 2017 and 2016, DDR was in compliance with all of the financial and other covenants under the indentures.

Mortgages Payable

The Mortgage indebtedness, collateralized by real estate with a net book value of $417.7 million at December 31, 2017, and related tenant leases are generally due in monthly installments of principal and/or interest. Fixed contractual interest rates on mortgages payable range from approximately 3.59% to 9.75%. There are no covenants associated with any of the mortgages payable.

Allocated Parent Company Interest

Included in interest expense for the years ended December 31, 2017, 2016 and 2015 is $35.2 million, $33.8 million and $26.1 million on DDR’s unsecured debt allocated to the Company’s unencumbered assets based upon the excess of total assets over total liabilities for each unencumbered asset (Note 2).

Scheduled Principal Repayments

The scheduled principal payments as of December 31, 2017, are as follows (in thousands):

Year	Amount
2018	$9,452
2019	82,382
2020	179,701
2021	50,427
2022	221,555
Thereafter	596,950

1,140,467
Unamortized fair market value of assumed debt	335
Net unamortized debt issuance costs	(6,650)

Total indebtedness	$1,134,152

The unsecured and secured financings described above were repaid in February 2018 in connection with the execution of a new secured loan the terms of which are more fully described in Subsequent Events (Note 11).

7.	Financial Instruments and Fair Value Measurements

The following methods and assumptions were used by the Company in estimating fair value disclosures of financial instruments:

Cash and Cash Equivalents, Restricted Cash, Accounts Receivable and, Accounts Payable and Other Liabilities

The carrying amounts reported in the Company’s combined balance sheets for these financial instruments approximated fair value because of their short-term maturities.

Confidential Treatment Requested by Retail Value Inc. RVI-184.

Pursuant to 17 C.F.R. Section 200.83.

Debt

The fair market value of the Parent Company unsecured debt is determined using the trading price of DDR’s public debt. The fair market value for all other debt is estimated using a discounted cash flow technique that incorporates future contractual interest and principal payments and a market interest yield curve with adjustments for duration, optionality and risk profile, including the Company’s non-performance risk and loan to value. The Company’s Parent Company unsecured debt and all other debt are classified as Level 2 and Level 3, respectively, in the fair value hierarchy.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments.

Debt instruments with carrying values that are different than estimated fair values are summarized as follows (in thousands):

	December 31, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Parent Company unsecured debt	$813,308	$841,440	$813,369	$831,082
Mortgage Indebtedness	320,844	329,161	404,798	420,226

	$1,134,152	$1,170,601	$1,218,167	$1,251,308

8.	Commitments and Contingencies

Hurricane Casualty and Impairment Loss

In 2017, Hurricane Maria made landfall in Puerto Rico. At December 31, 2017, the Company owned 12 assets in Puerto Rico, aggregating 4.4 million square feet of Company-owned GLA. One of the 12 assets (Plaza Palma Real, consisting of approximately 0.4 million of Company-owned GLA) was severely damaged by Hurricane Maria and is currently not operational, except for a few tenants representing a minimal amount of Company-owned GLA. The other 11 assets sustained varying degrees of damage, consisting primarily of roof and HVAC system damage and water intrusion. Following the storm, the properties operated primarily on generator power. Grid power was restored to the Company’s properties throughout the fourth quarter. By the end of January 2018, all 12 of these assets had full utility power. With respect to the Company’s anchor spaces comprising greater than 25,000 square feet of GLA in Puerto Rico, 26 or 79% of such tenants, were open as of December 31, 2017, including six of seven Walmart stores, a Sam’s Club, both Home Depot stores, all three Sears/Kmart stores and all five grocery stores (including Pueblo, Econo and Selectos Supermarket). Although some tenant spaces are currently untenantable, as of March 15, 2018, 85% of leased GLA was open for business, excluding Plaza Palma Real (77% including Plaza Palma Real).

The Company has engaged various consultants to assist with the damage scoping assessment. The Company is working with its consultants to finalize the scope and schedule of work to be performed. Restoration work has already started at certain shopping centers, including Plaza Palma Real. The Company has completed debris removal and temporary repairs to mechanical systems and building interiors, as well as roof and exterior building repairs to prevent further water intrusion and related damages. The Company anticipates that repairs will be substantially complete at eight of the 12 properties by the end of 2018. For the three largest properties as well as Plaza Palma Real, the Company anticipates that repair work will be substantially complete by the end of the third quarter 2019. The timing and schedule of additional repair work to be completed are highly dependent upon any changes in the scope of work as well as the availability of building materials, supplies and skilled labor.

Confidential Treatment Requested by Retail Value Inc. RVI-185.

Pursuant to 17 C.F.R. Section 200.83.

The Company maintains insurance on its assets in Puerto Rico with policy limits of approximately $330 million for both property damage and business interruption. The Company’s insurance policies are subject to various terms and conditions, including a combined property damage and business interruption deductible of approximately $6.0 million. The Company expects that its casualty insurance for property damage and business interruption claims will include the costs to clean up, repair and rebuild the properties, as well as lost revenue. Certain continental-U.S.-based anchor tenants maintain property insurance on their Company-owned premises and are expected to make the required repairs to their stores. The Company is unable to estimate the impact of potential increased costs associated with resource constraints in Puerto Rico relating to building materials, supplies and labor. The Company believes it maintains adequate insurance coverage on each of its properties and is working closely with the insurance carriers to obtain the maximum amount of insurance recovery provided under the policies. However, the Company can give no assurances as to the amounts of such claims, timing of payments and resolution of the claims.

As of December 31, 2017, the estimated net book value of the property damage written off for damage to the Company’s Puerto Rico assets was $72.7 million. However, the Company is still assessing the impact of the hurricane on its properties, and the final net book value write-offs could vary significantly from this estimate. Any changes to this estimate will be recorded in the periods in which they are determined.

The Company recorded a corresponding receivable of $60.3 million for estimated insurance recoveries related to the net book value of the property damage written off as well as other expenses, as the Company believes it is probable that the insurance recovery, net of the deductible, will exceed the net book value of the damaged property. The outstanding receivable is recorded as Casualty Insurance Receivable on the Company’s combined balance sheet as of December 31, 2017. The net impact of $5.1 million representing the property damage insurance deductible is reflected as a Hurricane Casualty and Impairment Loss in the Company’s combined statement of operations for the year ended December 31, 2017. The Company received $10.0 million toward its casualty insurance claim in December 2017.

The Company’s business interruption insurance covers lost revenue through the period of property restoration and for up to 365 days following completion of restoration. For the year ended December 31, 2017, rental revenues of $11.7 million were not recorded because of lost tenant revenue attributable to Hurricane Maria that has been partially defrayed by insurance proceeds. The Company estimates the waiting period deductible for the business interruption claim to be $0.9 million for the year ended December 31, 2017, which is included in the above $11.7 million. The Company will record revenue for covered business interruption in the period it determines that it is probable it will be compensated. This income recognition criteria will likely result in business interruption insurance recoveries being recorded in a period subsequent to the period that the Company experiences lost revenue from the damaged properties. In 2017, the Company received insurance proceeds of $8.5 million related to business interruption claims, which is recorded on the Company’s combined statement of operations as Business Interruption Income.

At December 31, 2017, six of the Puerto Rico assets were encumbered by mortgages payable aggregating $263.4 million at a weighted-average interest rate of 4.9%. The Company was in compliance with the applicable financial covenants at December 31, 2017. In February 2018, such mortgages payable were fully repaid (Note 11).

Legal Matters

The Company and its subsidiaries are subject to various legal proceedings, which, taken together, are not expected to have a material adverse effect on the Company. The Company is also subject to a variety of legal actions for personal injury or property damage arising in the ordinary course of its business, most of which are

Confidential Treatment Requested by Retail Value Inc. RVI-186.

Pursuant to 17 C.F.R. Section 200.83.

covered by insurance. While the resolution of all matters cannot be predicted with certainty, management believes that the final outcome of such legal proceedings and claims will not have a material adverse effect on the Company’s liquidity, financial position or results of operations.

Commitments and Guaranties

The Company has entered into agreements with general contractors related to its shopping centers aggregating commitments of approximately $1.1 million as of December 31, 2017.

Leases

The Company is engaged in the operation of shopping centers that are either owned or, with respect to certain shopping centers, operated under long-term ground leases that expire at various dates through 2033, with renewal options. Space in the shopping centers is leased to tenants pursuant to agreements that provide for terms generally ranging from one month to 30 years and, in some cases, for annual rentals subject to upward adjustments based on operating expense levels, sales volume or contractual increases as defined in the lease agreements.

The scheduled future minimum rental revenues from rental properties under the terms of all non-cancelable tenant leases, assuming no new or renegotiated leases or option extensions for such premises and the scheduled minimum rental payments under the terms of all non-cancelable operating leases, principally ground leases, in which the Company is the lessee as of December 31, 2017, are as follows (in thousands):

Year	Minimum Rental Revenues	Minimum Rental Payments
2018	$207,123	$396
2019	180,070	405
2020	150,265	414
2021	121,345	423
2022	89,145	433
Thereafter	258,035	3,024

	$1,005,983	$5,095

9.	Impairment Charges

DDR’s senior management recorded impairment charges on assets included in RVI Predecessor based on the difference between the carrying value of the assets and the estimated fair market value of $267.1 million, $43.5 million and $19.4 million for the years ended December 31, 2017, 2016 and 2015 respectively.

The impairment charges were triggered by changes in DDR executive management’s strategic plan that impacted the asset hold-period assumptions and/or expected future cash flows. During 2015, DDR management accelerated the then in place portfolio quality improvement initiative, which it intended to accomplish in part through the disposition of less strategic assets. The disposition initiative triggered the recording of impairment charges on two operating shopping centers and one parcel of land no longer considered for development. In 2016, DDR executive management and the Board of Directors decided to increase the volume of asset sales beyond the level contemplated in 2015 primarily to accelerate progress on its deleveraging goal. As a result of this decision, the recording of impairment charges were triggered on four operating shopping centers that DDR management identified as short-term disposition candidates. During 2017, impairments were triggered related to changes in

Confidential Treatment Requested by Retail Value Inc. RVI-187.

Pursuant to 17 C.F.R. Section 200.83.

asset hold-period assumptions and/or expected future cash flows primarily in conjunction with DDR’s change in executive management and strategic direction. This change triggered the recording of impairment charges on 19 operating shopping centers in both the continental United States and Puerto Rico.

Items Measured at Fair Value on a Non-Recurring Basis

The valuation of impaired real estate assets and investments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each asset, as well as the income capitalization approach considering prevailing market capitalization rates, analysis of recent comparable sales transactions, actual sales negotiations and bona fide purchase offers received from third parties and/or consideration of the amount that currently would be required to replace the asset, as adjusted for obsolescence. In general, the Company considers multiple valuation techniques when measuring fair value of real estate. However, in certain circumstances, a single valuation technique may be appropriate.

For operational real estate assets, the significant assumptions included the capitalization rate used in the income capitalization valuation as well as the projected property net operating income. For projects under redevelopment or not at stabilization, the significant assumptions included the discount rate, the timing and the estimated costs for the construction completion and project stabilization, projected net operating income and the exit capitalization rate. These valuation adjustments were calculated based on market conditions and assumptions made by DDR management at the time the valuation adjustments and impairments were recorded, which may differ materially from actual results if market conditions or the underlying assumptions change.

The following table presents information about the Company’s impairment charges on nonfinancial assets that were measured on a fair value basis for the years ended December 31, 2017, 2016 and 2015. The table also indicates the fair value hierarchy of the valuation techniques used by the DDR management to determine such fair value (in millions).

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total	Total Impairment Charges
Long-lived assets held and used
December 31, 2017	$—	$—	$1,247.6	$1,247.6	$267.1
Long-lived assets held and used
December 31, 2016	—	—	214.0	214.0	43.5
Long-lived assets held and used
December 31, 2015	—	—	28.5	28.5	19.4

Confidential Treatment Requested by Retail Value Inc. RVI-188.

Pursuant to 17 C.F.R. Section 200.83.

The following table presents quantitative information about the significant unobservable inputs used by DDR management to determine the fair value of non-recurring items (in millions):

	Quantitative Information About Level 3 Fair Value Measurements
	Fair Value at December 31,				Range
Description	2017	2016	Valuation Technique	Unobservable Inputs	2017	2016
Impairment of combined assets	$748.7	$214.0	Income Capitalization Approach/ Sales Comparison Approach	Market Capitalization Rate	6.24%–9.0%	7.45%–10.0%

	498.9	N/A	Discounted Cash Flow	Discount Rate	7.75%–9.5%	N/A
				Terminal Capitalization Rate(A)	7.56%- 21.39%	N/A

(A)	Weighted average rate of 9.0%

10.	Transactions with Parent Company

The following table presents fees and other amounts charged to the Company by DDR for the years ended December 31, 2017, 2016 and 2015 (in thousands):

	For the Year Ended December 31,
	2017	2016	2015
Management fees(A)	$13,135	$13,468	$12,444
Insurance premiums(B)	4,007	4,033	3,754
Maintenance services and other(C)	2,397	2,216	2,083

	$19,539	$19,717	$18,281

(A)	Management fees are generally calculated based on a percentage of tenant cash receipts for each property pursuant to its property management arrangements.

(B)	DDR arranges for insurance coverage for the 38 properties in the continental U.S. from insurers authorized to do business in the United States, which provide liability and property coverage. The Company remitted to DDR insurance premiums associated with these insurance policies. Insurance premiums are included within Operating and Maintenance on the combined statements of operations.

(C)	Maintenance services represents amounts charged to the properties for the allocation of compensation and other benefits of personnel directly attributable to the management of the properties. Amounts are recorded in Operating and Maintenance on the combined statements of operations.

Confidential Treatment Requested by Retail Value Inc. RVI-189.

Pursuant to 17 C.F.R. Section 200.83.

As of December 31, 2017 and 2016, the Company had amounts payable to DDR of $0.2 million and $3.4 million, respectively. The amounts are included within accounts payable and other liabilities, on the combined balance sheet and represent amounts owed to DDR for the services and fees discussed above as well as for the advancement of other third party costs incurred pursuant to property management and other service arrangements.

Net Transactions with DDR shown in the combined statements of equity include contributions from and distributions to DDR, which are the result of treasury activities and net funding provided by or distributed to DDR prior to the Spin-Off in addition to the indirect costs and expenses allocated to RVI Predecessor by DDR as described in Note 2.

11.	Subsequent Events

In accordance with ASC No. 855, Subsequent Events, the Company has evaluated subsequent events through March 29, 2018, the date the Company’s combined financial statements were available to be issued.

Mortgage Financings

In February 2018, the Company entered into a new $1.35 billion mortgage loan. The mortgage loan matures in February 2021 and is subject to two one-year extension options, at the Company’s option, provided certain conditions are met. The mortgage loan is secured by the Company’s 38 continental U.S. properties and by a pledge of the equity of the Company’s subsidiaries that own 12 properties in Puerto Rico. The mortgage loan bears interest at an initial annual rate of one-month LIBOR plus 315 basis points, provided that such spread is subject to increase during each extension period and as a result of the application of voluntary prepayments to more senior tranches of the loan. In connection with this financing, the Company entered into an interest rate cap agreement with a LIBOR strike rate of 3.0% and a notional amount of $1.35 billion. The loan is structured as an interest only loan subject to certain amortization requirements in the event the continental U.S. properties fail to meet certain debt yield thresholds on or after March 31, 2019.

The proceeds from the newly entered loan were used to repay all of the Company’s outstanding mortgage indebtedness and Parent Company unsecured debt.

Confidential Treatment Requested by Retail Value Inc. RVI-190.

Pursuant to 17 C.F.R. Section 200.83.

SCHEDULE II

Retail Value Inc. Predecessor

Valuation and Qualifying Accounts and Reserves

For the Years Ended December 31, 2017, 2016 and 2015

(In thousands)

	Balance at Beginning of Year	Charged to Expense	Deductions	Balance at End of Year
Year ended December 31, 2017
Allowance for uncollectible accounts(A)	$5,164	$8,678	$701	$13,141

Valuation allowance for prepaid tax assets(B)	$460	$10,794	$—	$11,254

Year ended December 31, 2016
Allowance for uncollectible accounts(A)	$4,428	$1,727	$991	$5,164

Valuation allowance for prepaid tax assets(B)	$—	$460	$—	$460

Year ended December 31, 2015
Allowance for uncollectible accounts(A)	$4,092	$2,122	$1,786	$4,428

(A)	Includes allowances on accounts receivable and straight-line rents.

(B)	Amounts charged to expense are discussed further in Note 3.

Confidential Treatment Requested by Retail Value Inc. RVI-191.

Pursuant to 17 C.F.R. Section 200.83.

SCHEDULE III

Retail Value Inc. Predecessor

Real Estate and Accumulated Depreciation

December 31, 2017

(In thousands)

	Initial Cost			Total Cost(1)				Total Cost, Net of Accumulated		Date of Construction (C)
		Buildings &			Buildings &		Accumulated
	Land	Improvements	Improvements	Land	Improvements	Total	Depreciation(2)	Depreciation	Encumbrances	Acquisition (A)
Goodyear, AZ	$11,859	$42,882	$—	$11,399	$41,632	$53,031	$3,008	$50,023	$—	2016	(A)
Tucson, AZ	19,298	94,117	—	18,341	93,955	112,296	18,328	93,968	—	2012	(A)
Homestead, FL	23,390	59,639	—	21,167	53,035	74,202	15,911	58,291	—	2008	(C)
Orlando, FL	9,169	23,473	—	9,169	23,606	32,775	2,356	30,419	—	2015	(A)
Orlando, FL	23,082	44,360	—	23,082	44,412	67,494	3,242	64,252	—	2015	(A)
Plant City, FL	4,304	24,875	—	4,304	32,334	36,638	5,283	31,355	—	2013	(A)
Spring Hill, FL	1,084	4,816	266	2,096	12,511	14,607	9,096	5,511	1,089	1988	(C)
Tampa, FL	4,124	20,082	—	4,124	21,839	25,963	3,917	22,046	—	2013	(A)
Tequesta, FL	2,108	7,400	—	1,690	12,531	14,221	4,444	9,777	—	2007	(A)
Valrico, FL	3,282	12,190	—	2,466	16,451	18,917	6,245	12,672	—	2007	(A)
Douglasville, GA	6,812	24,645	—	6,812	26,064	32,876	4,207	28,669	—	2013	(A)
Newnan, GA	2,858	15,248	—	2,651	15,940	18,591	6,291	12,300	—	2003	(A)
Evansville, IN	8,964	18,764	—	5,394	15,580	20,974	6,482	14,492	—	2007	(A)
Grand Rapids, MI	3,380	17,323	—	3,380	27,018	30,398	15,982	14,416	—	1995	(A)
Grandville, MI	6,483	18,933	—	5,069	16,556	21,625	3,300	18,325	—	2013	(A)
Coon Rapids, MN	25,692	106,300	—	25,314	116,218	141,532	16,561	124,971	—	2013	(A)
Maple Grove, MN	8,917	23,954	—	8,917	27,319	36,236	5,998	30,238	—	2011	(A)
St. Paul, MN	7,150	21,558	—	7,150	23,146	30,296	5,425	24,871	—	2013	(A)
Gulfport, MS	—	36,370	—	—	57,869	57,869	26,436	31,433	—	2003	(A)
Tupelo, MS	2,213	14,979	—	2,213	20,401	22,614	13,375	9,239	—	1994	(A)
Seabrook, NH	18,032	68,663	—	8,526	36,678	45,204	6,876	38,328	—	2014	(C)
Mays Landing, NJ	49,033	107,230	—	45,353	114,169	159,522	52,022	107,500	56,009	2004	(A)
Mays Landing, NJ	36,224	56,949	—	35,164	61,360	96,524	27,571	68,953	—	2004	(A)
Apex, NC	9,576	43,619	—	10,521	56,330	66,851	20,183	46,668	—	2006	(C)
North Olmsted, OH	24,352	61,449	—	24,352	64,246	88,598	14,541	74,057	—	2013	(A)
Solon, OH	6,220	7,454	—	6,220	27,300	33,520	15,127	18,393	—	1998	(C)
Gresham, OR	15,234	60,802	—	11,770	48,772	60,542	2,793	57,749	—	2016	(A)
Erie, PA	9,345	32,006	—	9,345	73,700	83,045	36,070	46,975	—	1995	(C)
Jenkintown, PA	4,705	21,918	—	4,705	25,094	29,799	3,324	26,475	—	2014	(A)
Mechanicsburg, PA	12,574	57,283	—	12,574	57,792	70,366	6,698	63,668	—	2014	(A)
Arecibo, PR	7,965	29,898	—	2,890	13,701	16,591	9,695	6,896	—	2005	(A)
Bayamon, PR	132,074	152,441	—	110,822	174,997	285,819	71,728	214,091	—	2005	(A)
Bayamon, PR	91,645	98,007	—	69,217	100,330	169,547	44,310	125,237	118,933	2005	(A)
Carolina, PR	28,522	76,947	—	28,601	70,729	99,330	29,639	69,691	68,262	2005	(A)
Cayey, PR	18,226	25,101	—	18,538	26,057	44,595	10,485	34,110	19,933	2005	(A)
Fajardo, PR	4,376	41,199	—	4,376	43,700	48,076	15,910	32,166	23,969	2005	(A)
Guayama, PR	1,960	18,721	—	1,310	13,685	14,995	7,024	7,971	11,205	2005	(A)

Confidential Treatment Requested by Retail Value Inc. RVI-192.

Pursuant to 17 C.F.R. Section 200.83.

SCHEDULE III

Retail Value Inc. Predecessor

Real Estate and Accumulated Depreciation

December 31, 2017

(In thousands)

	Initial Cost			Total Cost(1)					Total Cost, Net of Accumulated			Date of Construction (C)
		Buildings &			Buildings &			Accumulated
	Land	Improvements	Improvements	Land	Improvements		Total	Depreciation(2)	Depreciation	Encumbrances		Acquisition (A)
Hatillo, PR	101,219	105,465	—	60,527	95,993		156,520	52,102	104,418	—		2005	(A)
Humacao, PR	16,386	74,059	—	16,386	38,770		55,156	18,248	36,908	—		2005	(A)
Isabela, PR	21,481	41,094	—	10,236	40,597		50,833	16,944	33,889	21,054		2005	(A)
Rio Piedras, PR	10,338	23,285	—	7,392	20,252		27,644	10,340	17,304	—		2005	(A)
Vega Baja, PR	7,076	18,684	—	3,831	9,284		13,115	5,687	7,428	—		2005	(A)
Columbia, SC	2,950	29,065	—	2,950	39,955		42,905	6,408	36,497	—		2013	(A)
Hendersonville, TN	3,249	9,068	—	3,249	9,123		12,372	4,433	7,939	1,508		2003	(A)
Houston, TX	15,179	60,407	—	12,281	50,923		63,204	5,880	57,324	—		2015	(A)
Kyle, TX	2,548	7,349	—	10,426	22,667		33,093	5,151	27,942	—		2009	(C)
Mesquite, TX	7,051	25,531	—	6,325	23,344		29,669	3,990	25,679	—		2013	(A)
Brookfield, WI	4,791	16,023	—	4,791	22,109		26,900	5,322	21,578	—		2013	(A)
Brown Deer, WI	8,465	32,652	—	8,465	38,297		46,762	8,906	37,856	—		2013	(A)
West Allis, WI	2,371	10,982	—	1,703	12,799		14,502	5,788	8,714	—		2003	(A)
Other	—	1,119	—	—	1,119		1,119	206	913	—

	$847,336	$2,046,378	$266	$717,584	$2,132,289	(3)	$2,849,873	$699,288	$2,150,585	$321,962	(4)

(1)	The aggregate cost for federal income tax purposes was approximately $3.3 billion at December 31, 2017.

(2)	Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	Useful lives, 20 to 31.5 years
Building improvements and fixtures	Useful lives, ranging from 5 to 20 years
Tenant improvements	Shorter of economic life or lease terms

(3)	Includes $4.7 million of construction in progress at December 31, 2017.

(4)	Excludes fair market value of debt adjustments and net loan costs aggregating $1.1 million.

Confidential Treatment Requested by Retail Value Inc. RVI-193.

Pursuant to 17 C.F.R. Section 200.83.

SCHEDULE III

The changes in Total Real Estate Assets are as follows:

	For the Year Ended December 31,
	2017	2016	2015
Balance at beginning of year	$3,219,540	$3,104,830	$2,898,048
Acquisitions	8,585	130,512	172,963
Developments, improvements and expansions	20,112	32,056	57,566
Adjustments of property carrying values	(272,164)	(43,477)	(19,404)
Disposals	(126,200)	(4,381)	(4,343)

Balance at end of year	$2,849,873	$3,219,540	$3,104,830

The changes in Accumulated Depreciation and Amortization are as follows:

	2017	2016	2015
Balance at beginning of year	$661,891	$572,168	$489,336
Depreciation for year	94,121	95,800	85,985
Disposals	(56,724)	(6,077)	(3,153)

Balance at end of year	$699,288	$661,891	$572,168